
03037065

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-5 FISCAL YEAR: 6-30-03

(03/94)

IFC
FINANCE
CORPORATION
WORLD BANK GROUP

MANAGEMENT'S DISCUSSION AND ANALYSIS,
FINANCIAL STATEMENTS, AND INVESTMENT PORTFOLIO

VOLUME 2


innovation
impact
sustainability

IFC's COMMITMENT

2003 ANNUAL REPORT



CARLOS GOLDIN

INTERNATIONAL FINANCE CORPORATION

Since its founding in 1956, IFC has committed more than $37 billion of its own funds and has arranged $22 billion in syndications for 2,990 companies in 140 developing countries. IFC coordinates its activities with the other institutions in the World Bank Group—the International Bank for Reconstruction and Development, the International Development Association, the Multilateral Investment Guarantee Agency, and the International Centre for Settlement of Investment Disputes—but is legally and financially independent. Its 175 member countries provide its share capital and collectively determine its policies.

THE IFC ANNUAL REPORT ON THE WEB, www.ifc.org/ar2003, is a companion to this printed edition. It provides easy navigation and downloading of data related to IFC investment projects.

IFC's 2003 SUSTAINABILITY REVIEW is also available upon request.

Note: The regional reports, project listings, and other information on IFC operations during the 2003 fiscal year appear in Volume 1 of the Annual Report.

The Corporation defines a commitment to include: (1) signed loan and equity (including quasi-equity) investment agreements; (2) signed guarantee agreements; and (3) risk management facilities that are considered ready for execution as evidenced by a signed ISDA agreement or a signed risk management facility agreement with a client.

Currency is given in U.S. dollars throughout unless otherwise specified.

COVER PHOTO: NIELS VESTERGAARD

ANNUAL REPORT

VOLUME 2

Innovation, Impact, Sustainability

IFC'S COMMITMENT

CONTENTS



IFC

INTERNATIONAL FINANCE CORPORATION
World Bank Group

Management's Discussion & Analysis of Financial Condition and Results of Operations

I. OVERVIEW

International Finance Corporation (IFC or the Corporation) is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD or the World Bank), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). It is a legal entity separate and distinct from the World Bank, IDA, and MIGA, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of the World Bank. As of June 30, 2003 IFC's entire share capital was held by 175 member countries.

IFC's principal products are loans and equity investments, with a small but growing guarantee portfolio. Unlike most multilateral development institutions, IFC does not accept host government guarantees. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with the World Bank. Equity investments are funded from net worth. During the year ended June 30, 2003 (FY03), IFC had an authorized borrowing ceiling of $4.5 billion (including $1.0 billion to allow for possible prefunding of the funding program for the year to June 30, 2004 (FY04) during FY03).

IFC's capital base and its assets and liabilities are primarily denominated in US dollars. The Corporation seeks to minimize market risk (foreign exchange and interest rate risks) by closely matching the currency, rate bases, and maturity of its liabilities in various currencies with assets with the same characteristics. The Corporation controls residual market risk by utilizing currency and interest rate swaps and other derivative instruments.

II. FINANCIAL SUMMARY

Basis of preparation of the Corporation's financial statements

The accounting and reporting policies of the Corporation conform to generally accepted accounting principles in the United States (US GAAP).

The Corporation has traditionally prepared one set of financial statements and footnotes, complying with both US GAAP and International Financial Reporting Standards (IFRS). However, due to material differences between US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), which became effective for the Corporation on July 1, 2000, and its counterpart in IFRS, IAS No. 39, *Financial Instruments Recognition and Measurement,* which became effective for the Corporation on July 1, 2001, it is no longer possible for the Corporation to satisfy the requirements of both US GAAP and IFRS via one set of financial statements.

IFC is actively monitoring developments related to accounting standards and the primary basis for preparation of its financial statements, all with a view to the necessary systems and controls to manage its various lines of business. IFC plans to resume presentation of its financial statements using IFRS by the year ending June 30, 2007.

Unless stated otherwise, discussions of financial performance herein refer to operating income, which excludes the effects of adopting SFAS No. 133. The effects of SFAS No. 133 on net income are discussed in Section VII.

Financial performance summary

From year to year, IFC's operating income is affected by a number of factors, principally the magnitude of provisions for losses against its loans, equity investments and guarantees; loans in nonaccrual status and recoveries of interest on loans formerly in nonaccrual status; and income (dividends and capital gains) generated from its equity portfolio. A significant part of IFC's liquid assets portfolio is invested in fixed income securities, which are also subject to external market factors that affect the value of such securities, adding variability to operating income. Beginning in FY01, net income also includes unrealized gains and losses on financial instruments other than from trading activities, pursuant to the implementation of SFAS No. 133.

IFC has been consistently profitable since its inception in 1956, and recorded operating income for FY03 of $528 million, as compared with $161 million for the year ended June 30, 2002 (FY02), and $241 million for the year ended June 30, 2001 (FY01). The $528 million of operating income in FY03 was a record high for the Corporation, reflecting contributions across each of IFC's main business segments: loans, equities and treasury operations. The Corporation was able to record net income in FY03, including the effects of SFAS No. 133, of $487 million, as compared with $215 million for FY02 and $345 million for FY01.

The Corporation's operating income for the past five fiscal years ended June 30 is presented below:


Millions of U.S. Dollars
600
500
400
300
200
100
0
FY99
FY00
FY01
FY02
FY03

The table below presents selected financial data for the last five fiscal years (in millions of US dollars, except where otherwise stated):

	As of and for the years ended June 30				
	2003	2002	2001	2000	1999
Net income highlights:					
Interest income	795	1,040	1,505	1,328	1,154
Of which:					
Interest and financial fees from loans	477	547	732	694	607
Income from time deposits and securities	318	493	773	634	547
Charges on borrowings	(226)	(438)	(961)	(812)	(670)
Net gains and losses on trading activities	157	31	87	(38)	(15)
Income from equity investments	195	428	222	262	265
Of which:					
Capital gains on equity sales	52	288	91	132	166
Dividends and profit participations	143	140	131	130	99
Provision for losses on loans, equity investments & guarantees	(98)	(657)	(402)	(215)	(333)
Net noninterest expense	(295)	(243)	(210)	(145)	(152)
Operating income	528	161	241	380	249
Other unrealized gains (losses) on financial instruments	(41)	54	11	-	-
Effect of accounting change	-	-	93	-	-
Net income	487	215	345	380	249
Balance sheet highlights: (1)					
Total assets	31,543	27,739	26,170	38,719	33,456
Liquid assets, net of associated derivatives	12,952	14,532	13,258	12,204	10,075
Loans and equity investments	12,002	10,734	10,909	10,940	10,039
Reserve against losses on loans and equity investments	(2,625)	(2,771)	(2,213)	(1,973)	(1,825)
Borrowings withdrawn and outstanding	17,315	16,581	15,457	14,919	12,429
Total capital	6,789	6,304	6,095	5,733	5,344
Key financial ratios: (2)					
Return on average assets (3)	1.8%	0.6%	0.6%	1.1%	0.8%
Return on average net worth (4)	8.2%	2.7%	4.1%	6.9%	4.8%
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	107%	109%	101%	103%	106%
Debt to equity ratio (5)	2.6:1	2.8:1	2.6:1	2.6:1	2.3:1
Capital adequacy ratio (6)	45%	49%	48%	48%	48%
Total reserve against losses to total disbursed portfolio (7)	21.9%	25.8%	20.3%	18.0%	18.2%

1. In respect of loans, borrowings, and derivative assets and liabilities, the balance sheet and related disclosures as of June 30, 2003, June 30, 2002, and June 30, 2001, are not comparable with the balance sheet and related disclosures as of June 30, 2000, and prior periods due to the effects of implementing SFAS No. 133.
2. Key financial ratios are calculated excluding the effects of SFAS No. 133.
3. Return on average assets is defined as operating income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.
4. Return on average net worth is defined as operating income for the fiscal year as a percentage of the average of total net worth (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.
5. Debt to equity ratio is defined as the ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus retained earnings at the end of the fiscal year.
6. Capital adequacy ratio is defined as the ratio of capital (including paid-in capital, retained earnings, and general loss reserve) to risk-weighted assets, both on- and off-balance sheet.
7. Total reserves against losses to total disbursed portfolio is defined as reserve against losses on loans and equity investments as a percentage of the total disbursed loan and equity portfolio at the end of the fiscal year.

III. CLIENT SERVICES

Business overview

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital, domestic and foreign, into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings, and guarantees. In addition to project finance (described below) and resource mobilization, IFC offers financial and technical advisory services to private businesses in developing member countries. It also advises member governments on private sector development matters.

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

The Corporation's main investment activity is project financing. This encompasses "greenfield" projects, expansions, and modernizations. IFC also provides corporate credits to selected companies to finance ongoing programs of investment projects. In addition, the Corporation facilitates financing through financial intermediaries, covering project and general purpose lending and specialized lending products such as leasing, trade, and mortgage finance. These financial intermediaries function either as IFC's borrower, on-lending to private sector companies at their own risk, or as IFC's agent, identifying companies for direct loans from IFC.

The Corporation applies stringent tests of enterprise soundness, project viability, and developmental impact in determining the eligibility of projects for its investments.

Investment process and portfolio supervision

IFC's investment process can be divided into six main stages:


Identification & appraisal
Board approval
Document negotiation
Commitment
Disbursement
Supervision

The initial four stages are carried out under the responsibility of the Vice President, Investment Operations, while the fifth and sixth stages are overseen by the Vice President, Portfolio and Risk Management.

The Corporation carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures. IFC's Board of Directors is informed of such matters and of recommended courses of action at regular intervals.

Investment program summary

Commitments

In FY03, the Corporation entered into new commitments totaling $3.9 billion, including $0.4 billion of signed guarantees, compared with $3.1 billion (including $0.3 billion of signed guarantees) for FY02. Loan and equity investment commitments pending disbursement at June 30, 2003 were $3.5 billion ($3.4 billion at June 30, 2002). Guarantees and client risk management facilities committed but not utilized at June 30, 2003, were $0.9 billion ($0.7 billion at June 30, 2002). FY03 and FY02 commitments comprised the following:



Millions of U.S. Dollars
4,000
3,000
2,000
1,000
0
IFC FY03
Participants FY03
IFC FY02
Participants FY02
Guarantees & other
Quasi-equity
Equity
Loans

Disbursements

IFC disbursed $3.0 billion for its own account in FY03 ($1.5 billion in FY02). The strong level of disbursements in FY03, as compared to FY02 and FY01 ($1.5 billion), reflects the changed focus on the Corporation toward commitments as a measure of operational performance over the past two years, which has resulted in higher disbursement levels, particularly in FY03. In addition, in FY02 and FY01, the Corporation faced a difficult investment climate in the emerging markets in which it operates, together with a changing product mix from direct investment products such as loans and equity investments to off-balance sheet products such as guarantees. At June 30, 2003, IFC's disbursed and outstanding loans and equity investments for its own account (disbursed investment portfolio) grew 12% to $12.0 billion ($10.7 billion at June 30, 2002).

Approvals

In FY03 IFC approved new investments for its own account, including guarantees and client risk management facilities, totaling $4.0 billion, representing 186 projects, compared with $4.0 billion in FY02, representing 223 projects. In addition, IFC approved loan participations (B-loans) arranged to be placed with financial institutions (Participants) for loans approved by the Corporation's Board of Directors totaling $1.5 billion in 27 projects in FY03 compared with $1.9 billion in 39 projects in FY02. FY03 and FY02 approvals comprised the following:



Millions of U.S. Dollars
4,000
3,000
2,000
1,000
0
IFC FY03
Participants FY03
IFC FY02
Participants FY02
Guarantees & other
Quasi-equity
Equity
Loans

Approvals pending commitment for IFC's own account at June 30, 2003, including guarantees and client risk management facilities, were $2.9 billion ($3.8 billion at June 30, 2002).

Disbursed investment portfolio

The Corporation's disbursed investment portfolio is widely diversified by sector and geographic region. The following charts show the distribution of the portfolio as of June 30, 2003 and June 30, 2002:

Distribution of disbursed portfolio by sector



FY02
FY03
% of Portfolio
25
20
15
10
5
0
A B C D E F G H I J K L M N O
A–Finance & insurance
B–Utilities
C–Transportation & warehousing
D–Food & beverages
E–Chemicals
F–Nonmetallic mineral product manufacturing
G–Primary metals
H–Oil, gas, & mining
I–Information
J–Collective investment vehicles
K–Industrial & consumer products
L–Accommodation & tourism services
M–Textiles, apparel, & leather
N–Paper & pulp
O–Other

Distribution of disbursed portfolio by geographic region



Latin American and Caribbean
Asia
Europe and Central Asia
Sub-Saharan Africa
Middle East and North Africa
FY03
FY02

Disbursed B-loans

The portfolio of disbursed and outstanding B-loans at June 30, 2003 totaled $6.1 billion in 224 transactions compared with $5.7 billion in 217 transactions at June 30, 2002.

Additional information on IFC's investment portfolio as of and for the years ended June 30, 2003 and 2002 can be found in Notes C, D and E to the Corporation's FY03 financial statements.

Investment products

Loans

Loans account for the major part of the financing provided by IFC, representing 77% of the Corporation's disbursed investment portfolio as of June 30, 2003, as compared to 75% at June 30, 2002.

Loans will generally have the following characteristics:

- *Term:* typically amortizing with final maturities of up to 12 years
- *Currency:* primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, Swiss franc and Japanese yen
- *Interest rate:* fixed or variable
- *Pricing:* reflects such factors as market conditions and country and project risks; variable rate loans are generally tied to the 6-month LIBOR index in the relevant currency.

Since the year ended June 30, 1999, IFC has offered local currency loan products to certain clients, provided the Corporation is able to hedge its local currency exposure through mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally transformed, using currency and/or interest rate swaps, into US dollar variable rate loans.

On June 30, 2003, total loans disbursed and outstanding were $9.2 billion ($8.0 billion at June 30, 2002). At June 30, 2003, 86% (89% at June 30, 2002) of the Corporation's loans were US dollar-denominated.

The currency composition of the loan portfolio at June 30, 2003 and 2002 is shown on the accompanying diagram:



Millions of U.S. Dollars
10,000
8,000
6,000
4,000
2,000
0
US dollars
Euro
Other currencies
Total
FY03
FY02

Equity
Equity investments accounted for 23% of the Corporation's disbursed investment portfolio at June 30, 2003, as compared to 25% at June 30, 2002. IFC's equity investments are typically in the form of common or preferred stock and are usually denominated in the currency of the country in which the investment is made.

Quasi-equity
In addition to traditional equity investments, the Corporation provides financing through a variety of quasi-equity instruments, which constitute a growing portion of its investment portfolio. Quasi-equities include subordinated or convertible loans, asset-backed securities, mortgage-backed securities, and certain common or preferred shares with put and/or call features. Depending upon their characteristics, quasi-equities may be classified as either loans or equity investments in the Corporation's balance sheet. At June 30, 2003, the Corporation's disbursed and outstanding quasi-equity portfolio totaled $1,571 million ($1,342 million at June 30, 2002), of which $1,391 million was classified as loans ($1,157 million at June 30, 2002) and $180 million was classified as equity investments ($185 million at June 30, 2002) in the Corporation's balance sheet.

Loan participations (B-loans)
IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. The principal direct means by which the Corporation mobilizes such private sector finance is through the sale of participations in its loans, known as the B-loan program. Through the B-loan program, IFC has worked primarily with commercial banks but also with non bank financial institutions in financing projects since the early 1960s. More than 194 commercial banks and institutional investors currently participate in IFC's B-loan program.

Whenever it syndicates a loan, IFC will always make a loan for its own account (an A-loan), thereby sharing the risk alongside its loan participants. IFC acts as the lender of record and is responsible for the administration of the entire loan, including the B-loan. IFC charges fees to the borrower at prevailing market rates to cover the cost of the syndication of the B-loan. Since it began its loan syndication program, IFC has placed participations totaling $21.5 billion.

Client risk management services
IFC provides clients with access to asset and liability management tools such as currency swaps and interest rate swaps, caps and floors by acting as an intermediary between clients and market counterparties. IFC also provides risk-sharing structures and guarantees that allow its clients to transact directly with market counterparties.

Guarantees and partial credit guarantees
Guarantees represent a growing product line for the Corporation. Beginning in FY01, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. The Corporation's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees but generally only if the Corporation is able to fund its commitment in local currency terms, for example, by hedging its exposure in the swap market. Guarantee fees are consistent with IFC's loan pricing policies. During FY03, the Corporation signed $0.4 billion of guarantees, as compared with $0.3 billion in FY02.

Underwritings and investment banking services

IFC provides underwriting and placement services for equity, quasi-equity, and/or debt securities issues of private sector companies in IFC's developing member countries. It also structures and underwrites funds and pooled investment vehicles such as private equity investment funds. IFC is often a core investor in the enterprises it underwrites. Services are priced in conformity with market standards and practices, in consultation with international securities firms and financial intermediaries. Underwriting and other capital markets services requiring a financial commitment from IFC are subject to the same investment criteria and limits applicable to its loans and equity investments.

The Corporation does not conduct any placement activities within the United States or directed at US investors in connection with securities offerings of private sector companies or pooled investment vehicles.

Advisory activities

The Corporation, on its own or through a department jointly managed with the World Bank, provides three general types of advisory services to member countries as well as to individual enterprises:

- Special advisory services on project structuring and financial packaging
- Financial advisory services provided to member governments or to private sector clients
- Policy advice to governments on capital markets development and private sector development, including privatization and foreign investment.

The Corporation also assists governments with developing the legal frameworks for privatizing their state-owned sectors, as well as with the sale of individual enterprises. Fees are charged for advisory services consistent with market rates charged for comparable services. IFC recorded such fees amounting to $51 million for FY03 ($40 million for FY02 and $41 million for FY01).

Specially targeted assistance

IFC has established a number of vehicles through which it provides specially targeted assistance to areas highly in need of development. In FY03, the Corporation contributed $28 million to such vehicles, compared with $22 million in FY02 and $16 million in FY01. In FY03, such vehicles included:

- The World Bank Group's Global SME Capacity Building Facility, which funds partnerships and programs that support the core pillars of the World Bank Group's Small and Medium-Sized Enterprise (SME) strategy.
- businesses in the former Soviet Union region.
- The Corporation's own Technical Assistance Trust Fund, which provides resources through which IFC can cofinance technical assistance being supported by donors.

IV. TREASURY SERVICES

Liquid assets

IFC invests its surplus liquidity in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and AAA-rated corporate issuers, including mortgage- and asset-backed securities, and in time deposits and other unconditional obligations of banks and financial institutions.

The Corporation manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in four separate portfolios.

PORTFOLIO	MARKET VALUE *	COMPRISING	MANAGED BY	INVESTED IN	BENCHMARK
P0	$0.4bn ($0.6bn)	Funds awaiting disbursement or reinvestment	IFC's Treasury Department	Short-term deposits	US overnight Fed funds
P1	$8.6bn ($10.0bn)	Proceeds from market borrowings	IFC's Treasury Department	Principally global government bonds, asset-backed securities, and other AAA-rated corporate bonds generally swapped into 6-month US dollar LIBOR	Since January 2001, adjusted 3-month US dollar LIBID **. Prior to January 2001, 6-month US dollar LIBOR
P2	$3.0bn ($2.9bn)	Primarily the Corporation's paid-in capital and accumulated earnings that have not been invested in equity and quasi-equity investments or fixed-rate loans	IFC's Treasury Department	US Treasuries and other sovereign and agency issues	3-year duration US Treasuries***
P3	$1.0bn ($1.0bn)	Proceeds from market borrowings	External managers appointed by IFC	Global government bonds and mortgage-backed securities	Same as for P1
Total	$13.0bn ($14.5bn)				

* *at June 30, 2003 (June 30,2002)*

** adjusted 3 month US dollar LIBID=US dollar LIBOR-12.5 basis points. The net duration of the P1 and P3 benchmarks is approximately 0.25 years.

*** duration of P2 portfolio plus fixed-rate loans

The P3 portfolio is not permitted to exceed 12% of the total value of liquid assets at any time.

All portfolios are accounted for as trading portfolios.

Beginning in FY01, the Corporation adopted a more flexible approach to managing the P1 portfolio by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. The P2 portfolio is also actively managed on an aggregate basis to its benchmark. In implementing these portfolio management strategies, the Corporation utilizes derivative instruments, futures, and options, and takes long or short positions in securities.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Finance and Risk Committee, a subcommittee of the Corporation's Management Group.

Capitalization

The Corporation's capitalization as of June 30, 2003 and June 30, 2002 is as follows:



Borrowings from market sources
Borrowings from the World Bank
Paid-in capital
Retained earnings & other
FY03
FY02

Borrowings

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, the Corporation may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. The Corporation borrowed $3.5 billion during FY03 ($4.0 billion in FY02 and $3.6 billion in FY01). In addition, IFC's Board of Directors has authorized the repurchase and redemption of and tender for debt obligations issued by the Corporation. During FY03, the Corporation repurchased and retired $116 million of outstanding debt ($186 million in FY02).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. Outstanding market borrowings have remaining maturities ranging from less than one year to almost 30 years, with a weighted average remaining maturity of 10.5 years at June 30, 2003 (8.8 years at June 30, 2002).

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2003 the Corporation had gross payables from borrowing-related currency swaps of $9.3 billion ($10.2 billion at June 30, 2002) and from borrowing-related interest rate swaps in the notional principal amount of $7.3 billion ($7.1 billion at June 30, 2002). After the effect of these derivative instruments is taken into consideration, all of the Corporation's market borrowings at June 30, 2003, and June 30, 2002, were US dollar-denominated.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 0.9% at June 30, 2003 (1.8% at June 30, 2002).

Capital and retained earnings

As of June 30, 2003 IFC's net worth (presented as Total Capital in the Corporation's balance sheet) amounted to $6.8 billion, up from the June 30, 2002 level of $6.3 billion.

As of June 30, 2003 and 2002, IFC's authorized capital was $2.45 billion, of which $2.36 billion was subscribed at June 30, 2003, unchanged from June 30, 2002. Over 99% of this was paid in ($2.36 billion at June 30, 2002, and June 30, 2001). The Corporation has agreed to defer the payment dates for certain member countries. Pursuant to these arrangements, $2 million of subscribed shares remained unpaid at June 30, 2003, unchanged from June 30, 2002.

V. ENTERPRISE RISK MANAGEMENT


Business Risk
IFC Mission, Environment, Social & Reputation
Credit Risk
Client, Country & Counterparty
Enterprise Risk Management
Financial Risk
Marketing, Funding & Liquidity
Operational Risk
People, Systems & Processes

In executing its sustainable private sector development business, IFC assumes various kinds of risks. The Corporation's management has defined a comprehensive enterprise risk management framework, within which it recognizes four main risk groupings: business risk, credit risk, financial risk, and operational risk. Active management of these risks is a key determinant of the Corporation's success, its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, the Corporation has adopted several key financial and exposure policies and a number of prudential policies.

Business risk

IFC defines business risk as the potential reputational, financial and other consequences of a failure to achieve its business mission and, in particular, its sustainable development mandate.

The overall management of business risk is effected through the definition and implementation of an annual business strategy for meeting the Corporation's mission and guidelines for its operations. The strategy is developed with Senior Management by the Operational Strategy Group, and is approved by the Board of Directors. The Operations Evaluation Group conducts ex post evaluation of the implementation of the Corporation's strategy on an on-going basis.

Business risk includes the risk incurred by IFC in exercising its environmental and social development framework in member countries. Responsibility for managing this part of business risk rests with the Environmental and Social Development Department.

The key guiding principles and policies established as part of the framework for controlling business risk are as follows:

Guiding principles for IFC's operations

Catalytic role: IFC will seek above all to be a catalyst in facilitating productive investments in the private sector of its developing member countries. It does so by mobilizing financing from both foreign and domestic investors from the private and public sectors.

Business partnership: IFC functions like a business in partnership with the private sector. Thus, IFC takes the same commercial risks as do private institutions, investing its funds under the discipline of the marketplace.

Additionality: IFC participates in an investment only when it can make a special contribution not offered or brought to the deal by other investors.

Environmental and social policies

The Corporation has developed a comprehensive set of Guidelines and Safeguard Policies to promote environmentally and socially responsible private sector investments. Project sponsors are given the Safeguard Policies for environmental and social issues to review prior to conducting their assessments, as well as the environmental, health, and safety guidelines specific to the particular industry, sector, and type of project.

When making investments, IFC applies its standards to the project and its performance is monitored against those standards. Projects are expected to comply with the applicable policies and guidelines, as well as applicable local, national, and international laws.

During FY03, IFC's Environmental and Social Policies became widely recognized as best practice when twelve international commercial banks adopted them in the form of the Equator Principles.

Credit risk

IFC defines credit risk as the potential reduction in value of on- and off- balance sheet assets due to a deteriorating credit profile of its clients, the countries in which it invests, or a financial counterparty. Credit risk is incurred in two areas of the Corporation's operations: (i) in its investment operations, where IFC provides loans, equity investments, guarantees and derivatives for clients in its developing member countries, and (ii) in its treasury operations, where credit risk is incurred with counterparties in its liquid asset investment, borrowing and asset-liability management activities. As part of its mandate, IFC is prohibited from accepting host government guarantees of repayment on its investments and, therefore, incurs commercial and sovereign risk on its investments.

The Corporation's Risk Management Group has oversight responsibility for overall credit risk management and, in addition, monitors and controls credit risk arising in IFC's treasury activities. With respect to IFC's credit risk exposures to clients in developing countries, the Credit Review Department also plays a key role. At origination of new investments, the Credit Review Department analyzes information obtained from the investment departments and provides an independent review of the credit risk of the transaction. After commitment, the quality of IFC's loan and equity investment portfolio is monitored according to supervision principles and procedures defined in the Operational Procedures. Responsibility for the day-to-day monitoring and management of credit risk in the portfolio rests with the portfolio management units of individual investment departments. Their assessments are subject to quarterly review, on a sample basis, by the Portfolio Review Division of the Controller's Department.

The Corporation's investment portfolio is subject to a number of operational and prudential limits, including limitations on single project exposure, single country exposure, and segment concentration. Similarly, credit policies and guidelines have been formulated covering treasury operations; these are subject to annual revision by the Risk Management Group, and approval by the Finance and Risk Committee. Specifically, IFC has adopted the following key exposure policies:

Investment operations

1) IFC does not normally finance for its own account more than 25% of a project's cost.
2) An equity investment in a company does not normally represent more than 35% of the company's total share capital, provided further that IFC is not the single largest shareholder.
3) An investment in a single project or entity may not exceed 3% of IFC's total investment portfolio.
4) Equity and quasi-equity investments in a single project or entity may not exceed 3% of the Corporation's net worth plus general reserves.
5) Total investments in a single country will not normally represent more than 12% of IFC's total investment portfolio or 25% of its net worth, whichever is lower.
6) The Corporation's total exposure to a single risk sector may not exceed 8% of the total investment portfolio.

Treasury operations

1) Counterparties are subject to conservative eligibility criteria, currently restricted to banks and financial institutions with a minimum credit rating of A by leading international credit rating agencies.
2) Exposures to individual counterparties are subject to diversification caps. For derivatives, exposure is measured in terms of "worst case" potential exposure based on simulations of market variables. Institution-specific limits are updated monthly based on changes in counterparty size or credit status.
3) To limit exposure, IFC signs collateral agreements with counterparties that require the posting of collateral when net exposure exceeds certain predetermined thresholds, which decrease as a counterparty's credit rating deteriorates.
4) Because counterparties can be downgraded during the life of a transaction, the agreements provide an option for IFC to terminate all swaps if the counterparty is downgraded below investment grade or if other early termination events occur that are standard in the market.
5) Limits are also imposed on the volume of over-the-counter derivative transactions with individual counterparties.
6) For exchange-traded instruments, IFC limits credit risk by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on the Corporation's open interest rate position in each contract.

FY03 credit risk highlights

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest is expected in the near future.

The amount of nonaccruing loans as a percentage of the disbursed loan portfolio, a key indicator of portfolio performance, increased to 16.7% at June 30, 2003, compared with 15.2% at June 30, 2002. The principal amount outstanding on nonaccrual loans totaled $1,543 million at June 30, 2003, an increase of 27% from the June 30, 2002 level of $1,217 million.

The quality of IFC's investment portfolio stabilized during the first quarter of FY03 and the aggregate risk level improved slightly during the last nine months of the year. As a result, total reserves against losses on loans and equity investments at June 30, 2003, decreased to $2,625 million ($2,771 million at June 30, 2002). This is equivalent to 21.9% of the disbursed portfolio, below the historical high of 25.8% for the Corporation at June 30, 2002.

The five-year trend of loss reserves is presented below:



27.5
25
22.5
20
17.5
15
12.5
10
% of Portfolio
FY99
FY00
FY01
FY02
FY03

Given the Corporation's limited history with financial guarantees, IFC is working under the assumption that the guarantee portfolio is exposed to the same idiosyncratic and systematic risks as IFC's loan portfolio and the inherent, probable losses in the guarantee portfolio need to be covered by an allowance for loss. IFC also accrues anticipated losses associated with its guarantee portfolio. Beginning in FY01, the Corporation established such an allowance. The allowance at June 30, 2003, was $30 million ($29 million – June 30, 2002),

based on the year-end portfolio, and is included in payables and other liabilities on the balance sheet. The charge for the year, $1 million for FY03 ($16 million for FY02), is included in provisions for losses on loans, equity investments and guarantees in the income statement

The Corporation has not suffered credit losses on its exposures to counterparties in its treasury operations.

Financial risk

IFC defines financial risk in three components: (1) the potential inability to realize asset values in its portfolio sufficient to meet obligations to disburse funds as they arise ("liquidity risk"); (2) the potential inability to access funding at reasonable cost ("funding risk"); and (3) a deterioration in values of financial instruments or positions due to changes in market interest and exchange rates and the volatility thereof ("market risk").

Financial risk is managed by IFC's Treasury Department, under oversight and monitoring by the Risk Management Group.

Key financial policies

IFC currently operates under the following key financial policies, which have been approved by its Board of Directors:

1) **Disbursed equity** plus quasi-equity investments (net of loss reserves) may not exceed 100% of net worth.

2) **Minimum liquidity** (liquid assets plus undrawn borrowing commitments from the World Bank) must be sufficient at all times to cover at least 65% of IFC's estimated net cash requirements for the next three years.

3) The currency, rate basis, and maturity of loan assets must be **closely matched** to borrowings.

4) **Capital** (paid-in capital plus retained earnings plus general loss reserves) must equal at least 30% of risk-weighted assets.

In addition, under IFC's Articles of Agreement, as long as IFC has outstanding borrowings from the World Bank, IFC's **leverage**, as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to IFC's equity (subscribed capital plus retained earnings), may not exceed 4.0 to 1.

Liquidity risk

Within the key financial policies described above, in practice the Corporation maintains, as a prudential measure, an operating liquidity target of not less than 70% of three years' net cash requirements, including projected disbursement and debt service requirements.

The primary instruments for maintaining sufficient liquidity are the Corporation's liquid asset portfolios. As already noted, IFC distinguishes four such portfolios: **P0**, which is generally invested in short-dated deposits reflecting its use for short-term funding requirements; **P1** and **P3**, which are generally invested, directly or synthetically, in floating-rate US dollar instruments; and **P2**, which is generally invested in fixed-rate US dollar-denominated instruments.

FY03 liquidity risk highlights

At June 30, 2003, the Corporation's liquidity level stood at $13.0 billion, or 107% of its projected net cash requirements for three years ($14.5 billion, and 109% at June 30, 2002).

Funding risk

The Corporation's primary objective with respect to managing funding risk is, through the adoption of, the key financial policies described above, to maintain its AAA credit rating and, thereby, access to funding, as required, at the lowest possible cost. Access to funding is maximized, and cost is minimized, by issuing debt securities in various capital markets in a variety of currencies, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates.

FY03 funding risk highlights

During FY03, the Corporation raised $3.5 billion of funding at sub-LIBOR rates, consistent with FY02.

Market risk

The Corporation's exposure to market risk is minimized by adopting the matched funding policy noted above and by using a variety of derivative instruments to convert assets and liabilities into 6-month floating rate US dollar assets and liabilities.

Investment operations

Implementation of the matched funding policy is a two-step process: funds are earmarked at Board approval stage and matched, with respect to interest rate and currency, at disbursement. Interest rate and currency exchange risk associated with fixed rate and/or non-US dollar lending is hedged via currency and interest rate swaps that convert all cash flows into variable rate US dollar flows.

Exposures to market risk resulting from derivative transactions with clients, which are intended to facilitate clients' risk management, are minimized by entering into offsetting positions with highly rated market counterparties.

Liquid asset portfolios

Consistent with the matched funding policy, the P0, P1 and P3 portfolios are strictly managed to variable rate USD dollar benchmarks, on a portfolio basis. To this end, a variety of derivative instruments are used, including short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. The Corporation also takes both long and short positions in securities in the management of these portfolios to their respective benchmarks.

The primary source of market risk in the liquid asset portfolios is the P2 portfolio, which, in contrast, is managed to a three-year duration US dollar benchmark, with additional flexibility to deviate from the benchmark. P2 represents the portion of IFC's capital not disbursed as equity investments, and the benchmark reflects the chosen risk profile for this uninvested capital.

Borrowing activities

Market risk associated with fixed rate obligations and structured instruments entered into as part of the Corporation's funding program is mitigated by using derivative instruments to convert them into variable rate US dollar obligations, consistent with the matched funding policy.

Asset-liability management

While IFC's matched-funding policy provides a significant level of protection against currency and interest rate risk, the Corporation can be exposed to residual market risk in its overall asset and liability management. This residual market risk is monitored by the Asset-Liability Management group within the Treasury Department.

Residual currency risk arises from events such as changes in the level of non-US dollar loan loss reserves. This risk is managed by monitoring the aggregate position in each lending currency and hedging the exposure when the net asset or liability position exceeds $5 million equivalent, through spot sales or purchases.

Residual interest rate risk may arise from two sources:

- Assets that are fully match-funded at inception, which can become mismatched over time due to write downs, prepayments, or rescheduling; and
- Differing interest rate reset dates on assets and liabilities.

This residual risk is managed, first, by synchronizing interest rate reset dates on assets and liabilities at a portfolio level; and secondly by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates, with a review trigger of $50,000 on this measure.

FY03 market risk highlights

Currency translation gains for FY03, were $8 million ($1 million loss in FY02 and $4 million loss in FY01). Net gains on liquid asset trading activities were $157 million ($31 million in FY02 and $87 million in FY01), of which $136 million was attributable to the P2 portfolio ($45 million in FY02 and $76 million in FY01).

Operational risk

IFC defines operational risk as the potential for loss resulting from events involving people, systems and processes. These include both internal and external events, whether caused by a lack of controls, documentation, or contingency planning, or by breakdowns in information systems, communications, physical safeguards, business continuity, supervision, transaction processing, or in the execution of legal, fiduciary, and agency responsibilities. As such, operational risk covers the risks emanating from the manner in which an entity is *operated* as opposed to the way it is *financed*.

Consistent with the Basel II Capital Adequacy guidelines, IFC is developing a matrix framework to analyze operational risk by identifying, for each area (people, systems and processes), which risks IFC will: (i) manage internally, as part of its ongoing business; (ii) alleviate through contingency planning; or (iii) insure externally, whether by sub-contracting, outsourcing or hedging, including insurance.

Responsibility for the development of the framework for managing and monitoring operational risk, and for contingency planning for recovery from emergencies, rests with the Controller's Department. In respect of insurable operational risk, IFC's Insurance Services Group performs insurance reviews to identify the risks and assess the adequacy of existing insurance policies and limits.

IFC seeks to mitigate the risks it manages internally by maintaining a comprehensive system of internal controls that is designed not only to identify the parameters of various risks but also to monitor and control those areas of particular concern. Key components of this effort are:

Key components of operational risk management

- The Corporation has adopted the COSO[1] control framework and a control self-assessment methodology to evaluate the effectiveness of its internal controls in people, systems and processes, and it has an ongoing program in place to cover all significant business operations. In addition, the COBIT[2] methodology is used to supplement the COSO review of the information technology function.
- The Internal Audit Department of the World Bank Group performs on-going independent review of the effectiveness of IFC's internal controls in selected key areas and functions.
- To promote data integrity, the Corporation has formulated a Data Management Policy. The policy is enforced through a network of Departmental Data Stewards.
- The Corporation has established a New Products/Initiatives Assessment Group, with representation from key business and support functions, to ensure that processes and controls are in place to manage the risks in new products and initiatives, before they are executed.

[1] COSO refers to the Internal Control - Integrated Framework formulated by the Committee of Sponsoring Organizations of the Treadway Commission, which was convened by the US Congress in response to the well-publicized irregularities that occurred in the financial sector during the late 1980s.

[2] COBIT refers to Control Objectives for Information and Related Technology, first released in 1996, updated to the 3rd edition released in July 2000, sponsored by the Information Systems Audit and Control Association (ISACA).

FY03 operational risk highlights

IFC continues to focus on its preparedness to react to an emergency situation that disrupts its normal operations. During FY03, the Corporation has:

- extended the scope of the back-up facilities available for its key systems;
- commenced the deployment of computing facilities to the homes of staff considered essential to maintaining key business activities in the event that the headquarters building becomes unavailable for use in an emergency situation; and
- undertaken an emergency response simulation, to test the adequacy of its contingency planning and enhance the preparedness of its emergency management team.

The Corporation is continuing a multi-year effort to analyze and develop enhanced methodologies for measuring, monitoring and managing operational risk in its key activities. During FY03, IFC has:

- Adopted a more formal and analytical approach for reviewing the potential for operational risk in business;
- Formed a team to work with relevant departments to perform an in-depth review of internal business processes and develop and implement operational risk management methodologies;
- Undertaken a process mapping exercise to identify potential areas of exposure to operational risk in investment processes and provide a basis for quantifying potential risks; and
- Following review by Senior Management, begun implementing recommendations from this exercise in the area of portfolio supervision, on a selective "proof of concept" basis for evaluation.

VI. CRITICAL ACCOUNTING POLICIES

The Notes to the FY03 financial statements contain a summary of the Corporation's significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are considered to be "critical" to the portrayal of the Corporation's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. These policies include determining the level of the allowance for losses in the loan and equity investment portfolios, and valuation of certain financial instruments with no quoted market prices. Additional information about these policies can be found in Notes A, C and M to the FY03 financial statements.

Reserve against losses on loans and equity investments

The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The Corporation establishes a reserve against losses for equity investments when a decrease in value of the investments has occurred which is considered other than temporary. The reserve against losses for loans and equity investments includes an estimate of probable losses on loans and equity investments inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans and equity investments. Investments written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of total reserves against losses for loans and equity investments is highly dependent on management's judgment about factors such as geographical concentration, industry, regional and macroeconomic conditions, and historical trends. The reserve against losses on equity investments also considers the management quality of the investee company and its financial condition. Due to the inherent limitation of any particular estimation technique, management utilizes three different and independent methods to provide estimates for the total loss reserve balance: (1) a simulation model, (2) country risk ratings and probability of crisis associated with those risks, and (3) a model of the Corporation's long-term historical portfolio experience. Changes in these estimates could have a direct impact on the provision and could result in a change in the reserve balance.

The reserve against losses on loans and equity investments is separately reported in the balance sheet as a deduction of the Corporation's total loans and equity investments. Increases or decreases in the reserve level are reported in the income statement as provision for losses on loans, equity investments and guarantees. The reserve against losses on loans and equity investments relates only to the Client Services segment of the Corporation (see Note O to the FY03 financial statements for further discussion of the Corporation's business segments).

Valuation of financial instruments with no quoted market prices

As part of its compliance with SFAS No. 133, the Corporation reports at fair value all of its derivative instruments and certain borrowings that the Corporation has designated as components of fair value hedges. In addition, certain features in various loan agreements, equity investment agreements, and borrowing contracts contain embedded derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. Few of these instruments have a ready market valuation. Therefore, the fair values of the financial instruments with no quoted market prices are estimated using sophisticated pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing the pricing models, including the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related gains and losses reported in the income statement. The fair value computations affect both the Client Services and Treasury segments of the Corporation (see Note O to the FY03 financial statements for further discussion of the Corporation's business segments).

Additional information can be found in Notes A and M to the FY03 financial statements.

VII. RESULTS OF OPERATIONS

Overview

The main elements of IFC's net income, and influences on the level and variability of operating and net income from year to year, are:

ELEMENTS	SIGNIFICANT INFLUENCES
Operating income:	
Spread on interest earning assets	Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes
Trading gains (losses)	Realized and unrealized gains and losses on the liquid asset portfolios
Income from the equity investment portfolio	Performance of the equity portfolio (dividends and capital gains)
Provisions for losses on loans, equity investments and guarantees	Level of provisions for losses on loans and equity investments and, beginning in FY01, on guarantees
Noninterest income and expense	Level of technical assistance and advisory services provided by the Corporation to its clients, the level of income from the staff retirement and other benefits plans, and the approved administrative and other budgets
Net income:	
Other unrealized gains and losses on financial instruments	Principally, differences between changes in fair values of derivative instruments and changes in fair value of hedged items in fair value hedging relationships

In addition, the Corporation's FY01 net income reflects the one-time impact of adopting SFAS No. 133.

The following paragraphs detail significant variances between FY03 and FY02, and FY02 and FY01, covering the periods included in the Corporation's FY03 financial statements. As disclosed in Note A to the Corporation's FY03 financial statements, certain amounts in FY02 and FY01 have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on operating income, net income or total assets.

FY03 versus FY02

Operating income

The Corporation's operating income for FY03 was $528 million, substantially higher than FY02 operating income of $161 million. The improvement was mainly attributable to the significant reduction in the charge for provisions for losses on loans, equity investments and guarantees (provisions) and significantly higher net gains on the Corporation's liquid asset trading activities. Offsetting these favorable contributions to higher operating income in FY03, as compared with FY02, were lower realized capital gains on equity sales and higher expense from the Corporation's pension and other postretirement benefit plans (pension expense).

The lower charge for provisions reflected the stabilization and subsequent marginal improvement in the loan and equity investment portfolio quality in FY03. Provisions in FY02 reflected the declining portfolio quality, principally in Argentina, one of the Corporation's largest portfolio countries. Provisions totaled $98 million in FY03, as compared with $657 million in FY02.

The overall declining interest rate environment in FY03 continued to benefit the Corporation's returns from its liquid asset portfolios, in particular the P2 portfolio which is a largely fixed income portfolio. Gains on the Corporation's liquid asset trading activities in FY03 were $157 million, as compared to $31 million in FY02.

Realized capital gains in FY03 were $52 million, as compared with $288 million in FY02. The significant gains in FY02 were principally due to targeted sales of a small number of equity investments in certain emerging markets that had reached pre-determined sales trigger levels.

Pension expense in FY03 was $24 million, as compared with pension income in FY02 of $31 million.

Net interest income

IFC's primary interest earning assets are its loan portfolio and its liquid assets portfolios. After charges on borrowings are taken into account, net interest income decreased by $33 million or 5% from $602 million in FY02 to $569 million in FY03.

Interest, commitment and financial fees from loans (including guarantee fees) for FY03 were $477 million, compared with $547 million in FY02, a decrease of 13%. **Interest income** declined from $486 million in FY02 to $414 million in FY03, principally reflecting the overall decline in interest rates during FY03. While the disbursed and outstanding loan portfolio grew by 15%, loans in nonaccrual status grew from $1,217 million at June 30, 2002 to $1,543 million at June 30, 2003, an increase of 27%. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status were $23 million in FY03

($27 million – FY02). Income from the Corporation's participation notes, over and above minimum contractual interest, totaled $33 million in FY03 ($36 million – FY02). In addition, as discussed in Note E to the FY03 financial statements, the Corporation recorded nonrecurring income of $15 million in FY02, included in interest and financial fees from loans, as a result of exercising an option to reacquire the remaining outstanding loan participations owned by a trust, and the subsequent dissolution of the trust. **Commitment and financial fees**, however, grew from $61 million in FY02 to $63 million in FY03 reflecting the Corporation's strong commitments and disbursements in the past year.

Interest income from time deposits and securities for FY03 was $318 million, $175 million lower than the $493 million recorded in FY02.

The liquid assets portfolio, net of derivatives and securities lending activities, decreased from $14.5 billion at June 30, 2002, to $13.0 billion at June 30, 2003, largely due to loan and equity disbursements and sales of equity securities exceeding repayments and redemptions by $1.3 billion and repayments of the Corporation's borrowings exceeding drawdowns by $0.3 billion. The $1.5 billion decline in the liquid assets portfolio combined with the reduced yields due to the overall declining interest rate environment contributed to the reduction in interest income from time deposits and securities from FY02 to FY03.

The Corporation's **charges on borrowings** decreased by $212 million from $438 million in FY02 to $226 million in FY03, largely reflecting the declining US dollar interest rate environment, as the weighted average cost of the Corporation's borrowings outstanding from market sources, after the effects of borrowing-related derivatives fell from 1.8% at June 30, 2002 to 0.9% at June 30, 2003. The borrowings portfolio, net of borrowing-related derivatives, decreased by $0.8 billion in FY03 from $16.7 billion at June 30, 2002, to $15.9 billion at June 30, 2003.

Net gains and losses on trading activities

Due to the continuing overall decline in the US dollar interest rate environment throughout FY02, and the favorable impact of this decline on the carrying value of the Corporation's fixed income liquid asset investments, the Corporation recorded net realized and unrealized gains on its liquid asset portfolios of $157 million, higher than the net realized and unrealized gains of $31 million recorded in FY02.

Income from equity investments

Overall income from the equity investment portfolio declined by $233 million from $428 million in FY02 to $195 million in FY03.

The Corporation generated capital gains for FY03 of $52 million as compared with $288 million for FY02, a decrease of $236 million or 82%. Capital gains in FY02 were highly concentrated with $227 million of the total capital gains of $288 million resulting from sales or partial sales of six equity investments in Korea, Mexico, Peru, and Latvia. Such opportunities for sales based on pre-determined trigger levels did not recur to a significant extent in FY03 with only one sale of an equity investment generating a capital gain in excess of $5 million. Dividend income was marginally higher in FY03 at $143 million, as compared with $140 million in FY02. Consistent with FY02, the stable performance in dividend income in FY03 was largely attributable to returns on the Corporation's joint ventures in the oil, gas and mining sectors.

Provisions for losses on loans, equity investments and guarantees

The income charge for provisions for losses of $98 million in FY03, including $1 million in respect of guarantees, was significantly lower than the charge in FY02 of $657 million (which included $16 million in respect of guarantees), a decline of $559 million. On June 30, 2003, the Corporation's total reserves against losses on loans and equity investments were 21.9% of the disbursed and outstanding portfolio (25.8% at June 30, 2002). The significantly lower income charge in FY03 reflected the stabilization of the portfolio quality in the first quarter of FY03 and a marginal improvement in portfolio quality during the last nine months of the year.

Noninterest income

Noninterest income of $93 million for FY03 was $11 million higher than in FY02 ($82 million), principally due to higher service fees - $51 million in FY03, as compared with $40 million in FY02. The increase was largely due to the recovery of $11 million of overdue interest and penalties received from one of the Corporation's client risk management derivatives to a client in the power sector.

Noninterest expense

Administrative expenses (the principal component of noninterest expense) marginally increased by 2% from $327 million in FY02 to $332 million in FY03. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program ($30 million in FY03, as compared with $39 million in FY02), and the impact of a reorganization effected in FY02 ($nil million in FY03, as compared with $13 million in FY02).

FY02 administrative expenses were impacted by a series of efficiency and effectiveness measures implemented in the second half of FY02. These measures were taken as part of IFC's overall reorganization and also to address the impact on operating income of the emerging crisis in Argentina. Administrative expenses in FY02 included a charge of $13 million for the reorganization, which involved staff reductions, field office closings and reorganizations, and a headquarters reorganization. The reorganization was finalized and announced in the fourth quarter of FY02, and the implementation of the plan was substantially completed in FY03.

The Corporation recorded expense from pension and other postretirement benefit plans in FY03 of $24 million, as compared with income of $31 million in FY02. The increase in expense was due to changes in the underlying actuarial assumptions related to the calculation of pension expense, and a decrease in the value of the pension assets during FY02.

Net income

As more fully disclosed in Notes A, L and M to the Corporation's FY03 financial statements, the Corporation changed its method of accounting for derivative instruments to conform with SFAS No. 133 beginning in FY01. Pursuant to SFAS No. 133, the Corporation has designated certain hedging relationships in its borrowing activities and its lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, differing valuation methodologies are applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133. The resulting ineffectiveness calculated for such relationships is recorded in other unrealized gains on financial instruments in net income.

The effects of SFAS No. 133 on net income FY03 and FY02 can be summarized as follows (US$ millions):

	FY03	FY02
Operating income	**528**	**161**
SFAS No. 133 adjustments:		
Other unrealized gains (losses) on financial instruments	(41)	54
Net income	**487**	**215**

Other unrealized gains and losses on financial instruments largely comprises the difference between the change in fair value of derivative instruments and the change in fair value of the hedged item under designated hedging relationships.

FY02 versus FY01

Operating income

The Corporation's operating income for FY02 was $161 million, substantially lower than FY01's operating income of $241 million. The decline was mainly attributable to the significant charge for provisions for losses on loans, equity investments and guarantees, which reflected the downturn in portfolio quality in FY02, principally in Argentina, one of the Corporation's largest portfolio countries. Such provisions totaled $657 million in FY02 as compared with $402 million in FY01. Capital gains on equity sales partially offset the negative effect on operating income of such provisions. FY02 capital gains were $288 million as compared with $91 million in FY01 due to targeted sales of a small number of equity investments in certain markets that had reached pre-determined sales trigger levels.

Net interest income

IFC's primary interest earning assets are its loan portfolio and its liquid assets portfolios. After charges on borrowings are taken into account, net interest income improved by $58 million or 11% from $544 million in FY01 to $602 million in FY02.

Interest and financial fees (including guarantee fees) for FY02 were $547 million, compared with $732 million for FY01, a decrease of 25%. The disbursed and outstanding loan portfolio declined marginally by 2%, and the Corporation's nonperforming loan rate was higher in FY02 than in FY01. Loans in nonaccrual status grew from $1,054 million at June 30, 2001 to $1,217 million at June 30, 2002, an increase of 15%. Interest and financial fees benefited in FY02 from net recoveries of interest on loans in nonaccrual status, related to current and prior years of $39 million ($27 million – FY01). In addition, as discussed in Note E to the FY03 financial statements, the Corporation recorded income of $15 million in FY02, included in interest and financial fees from loans, as a result of exercising an option to reacquire the remaining outstanding loan participations owned by a trust, and the subsequent dissolution of the trust.

Interest income from time deposits and securities for FY02 was $493 million, $280 million lower than the $773 million recorded in FY01. The liquid assets portfolio, net of derivatives and securities lending activities, grew from $13.3 billion at June 30, 2001, to $14.5 billion, largely funded by the growth in the Corporation's borrowings program, proceeds from sales of equity securities and the slower pace of loan and equity disbursements experienced in FY02, continuing the trend experienced in FY01. The $1.2 billion growth in the liquid assets portfolio partially offset the negative effect of the overall declining interest rate environment experienced in FY02 on interest income from time deposits and securities.

The Corporation's **charges on borrowings** fell by $523 million during FY02 from $961 million to $438 million, largely reflecting the declining US dollar interest rate environment, partially offset by the growth of the borrowings portfolio. After the effect of associated derivative financial instruments, the borrowings portfolio grew by $0.3 billion in FY02 from $16.6 billion at June 30, 2001, to $16.9 billion at June 30, 2002.

Net gains and losses on trading activities

Due to the overall decline in the US dollar interest rate environment in FY02, and the favorable impact of this decline on the carrying value of the Corporation's fixed income liquid asset investments, the Corporation recorded net realized and unrealized gains on its liquid asset portfolios of $31 million, lower than the net realized and unrealized gains of $87 million recorded in FY01 which was characterized by a steeper declining interest rate environment than experienced in FY02.

Income from equity investments
Overall income from the equity investment portfolio was higher by $206 million, or 93%, from $222 million in FY01 to $428 million in FY02.

The Corporation generated capital gains for FY02 of $288 million as compared with $91 million for FY01, an increase of 216%. Capital gains, while strong in FY02, were highly concentrated with $227 million of the total capital gains of $288 million resulting from sales or partial sales of six equity investments in Korea, Mexico, Peru, and Latvia. Dividend income was marginally higher in FY02 at $140 million, as compared with $131 million in FY01. Consistent with FY01, the stable performance in dividend income in FY02 was largely attributable to returns on the Corporation's joint ventures in the oil, gas and mining sectors.

Provisions for losses on loans, equity investments and guarantees
The income charge for provisions for losses of $657 million in FY02, including $16 million in respect of guarantees, was significantly higher than the charge in FY01 of $402 million (which included $13 million in respect of guarantees), a growth of $255 million or 63%. On June 30, 2002, the Corporation's total reserves against losses on loans and equity investments were 25.8% of the disbursed and outstanding portfolio (20.3% at June 30, 2001).

Noninterest income
Noninterest income of $82 million for FY02 was $17 million higher than in FY01 ($65 million), principally due to other income, principally fees collected from clients for reimbursement of expenses incurred by the Corporation, of $43 million in FY02 being $15 million higher than in FY01 ($28 million). Service fees in FY02 were substantially unchanged at $40 million, as compared with $41 million in FY01.

Noninterest expense
Administrative expenses (the principal component of noninterest expense) rose 8% from $304 million in FY01 to $327 million in FY02. Excluding the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program ($39 million in FY02, as compared with $24 million in FY01) as noted above, and the impact of a reorganization effected in FY02 ($13 million in FY02, as compared with $nil in FY01), administrative expenses, the largest component of noninterest expense, fell by $5 million, from $280 million in FY01, to $275 million in FY02. This decrease was largely attributable to the effect of a series of efficiency and effectiveness measures implemented in the second half of FY02.

Income from the Corporation's pension and other postretirement benefit plans (recorded as a reduction in administrative expenses in FY02 and FY01 in the Corporation's FY03 financial statements due to the FY03 presentation in noninterest expense) fell by $16 million from $47 million in FY01 to $31 million in FY02.

Net income
The effects of SFAS No. 133 on net income FY02 and FY01 can be summarized as follows (US$ millions):

	FY02	**FY01**
Operating income	**161**	**241**
SFAS No. 133 adjustments:		
Other unrealized gains on financial instruments	54	11
Cumulative effect of change in accounting principle	-	93
Net income	**215**	**345**

The cumulative effect of the change in accounting principle (the transition adjustment) comprises the difference between the previous balance sheet carrying value and the fair value of all freestanding derivatives together with the offsetting gains and losses on assets and liabilities held under hedging relationships in existence prior to the adoption of SFAS No. 133.

VIII. GOVERNANCE

Board of Directors

In accordance with its Articles of Agreement, members of IFC's Board of Directors (the Board) are appointed or elected by their member governments. These Directors are neither officers nor staff of IFC. James D. Wolfensohn, President, is the only management member of the Board, serving as a non-voting member and as Chairman of the Board. The Board has established several Committees including:

- Committee on Development Effectiveness
- Audit Committee
- Budget Committee
- Personnel Committee
- Committee on Governance and Administrative Matters

The Board and its Committees function in continuous session at the principal offices of the World Bank Group, as business requires. Each Committee's terms of reference establish its respective roles and responsibilities. As Committees do not vote, their role is primarily to serve the full Board in discharging its responsibilities.

Audit Committee

Membership
The Audit Committee consists of eight members of the Board. Membership on the Committee is determined by the Board, based upon nominations by the Chairman of the Board, following informal consultation with the Directors. Membership of the Committee is expected to reflect the economic and geographic diversity of IFC's member countries, as well as the seniority, and relevant experience of each member. Generally, Committee members are appointed for a two year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any members of the Board who may wish to attend, and non-Committee members of the Board may participate in discussions. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board with respect to discussions held in the Audit Committee.

Key responsibilities
The Audit Committee is appointed by the Board to exercise, on its behalf, oversight and assessment of fiduciary controls, the effectiveness of financial reporting, various aspects of financial, business, operating, and reputational risk, quality of earnings, and internal controls. In the execution of this role, the Committee discusses with management and the external auditors financial issues and policies that have an important bearing on the Corporation's financial position and risk-bearing capacity. It also reviews the internal audit work program with the Auditor General and Management of the Corporation.

Communications
The Audit Committee communicates regularly with the Board through distribution of the following:

- The minutes of its meetings
- Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IFC.
- "Statement(s) of the Chairman" and statements issued by other members of the Committee.
- The Annual Report of the Board, which provides an overview of the main issues addressed by the Audit Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section, below.

Executive sessions
Members of the Audit Committee may convene in executive session at any time, without management present. Under the Audit Committee's terms of reference, it meets in executive session with the external auditors at least once a year.

Access to outside resources and to management
Throughout the year, the Audit Committee receives a large volume of information, that supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Directors have complete access to management of the Corporation. The quarterly and annual financial statements are made available to the Audit Committee for discussion prior to issuance. The Audit Committee has the opportunity to meet with both management and the external auditors for bilateral discussions. The Audit Committee then meets to discuss the financial statements with management and the external auditors.

Code of Ethics

The World Bank Group strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, the Bank Group has in place a Code of Professional Ethics – living our values. The Code applies to all staff (including managers, consultants, and temporary employees) worldwide.

The Code is available on the Bank Group's website, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary actions. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank Group's ethical goals. In support of its efforts on ethics, the World Bank offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

- The Office of Ethics and Business Conduct provides leadership, management and oversight for the Bank Group's ethics infrastructure including the Ethics HelpLine, a consolidated conflicts of interest disclosure/resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.
- The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption with the Bank Group. The Department also investigates allegations of misconduct by Bank Group staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in Bank Group-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and Bank Group staff with operational experience.

The Bank Group offers both an "Ethics HelpLine", as well as a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. The third party service offers numerous methods of communication in addition to a toll free hotline in countries where access to telecommunications may be limited. In addition there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through their website, as well as the postal service and telephone.

Auditor Independence

In February 2003, the Board adopted a set of principles applicable to the appointment of the external auditor for IFC. Key features of those principles include:

- An immediate prohibition of the external auditor from the provision of all non audit-related services.
- All audit-related services must be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee.
- Mandatory rebidding of the external audit contract every five years.
- Prohibition of any firm serving as external auditor for more than two consecutive five-year terms.
- Mandatory rotation of the senior partner after five years.
- An evaluation of the performance of the external auditor at the mid-point of the five year term.

IFC's external auditor is commencing a new term of up to five years as of the year ending June 30, 2004, and will have served eleven years as external auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. The service of the external auditors is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Members of the Audit Committee have independent access to the external auditor. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IFC's external auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards. In keeping with these standards, significant formal communications include:

- quarterly and annual financial statement reporting,
- annual appointment of the external auditors,
- presentation of the external audit plan,
- presentation of control recommendations and discussion of the COSO attestation and report, and
- presentation of a statement regarding independence.

In addition, there is informal communication between the Chairman of the Audit Committee and the external auditor's lead client service partner.

Responsibility for External Financial Reporting

MANAGEMENT'S RESPONSIBILITY

INTERNATIONAL FINANCE CORPORATION
Washington, DC

July 31, 2003

RESPONSIBILITY FOR EXTERNAL FINANCIAL REPORTING

The external financial statements and related financial information in the IFC annual report, for the fiscal year ended June 30, 2003, were prepared by the management of IFC. In doing so, management applied generally accepted accounting principles in the United States, and also exercised its judgement and made estimates in those instances where they were deemed appropriate.

In assuming its responsibility both for the integrity and fairness of financial information, management maintains a system of internal controls designed to provide reasonable assurance to the Board of Executive Directors and member countries that assets are safeguarded, transactions are properly executed and recorded in accordance with management's authorizations, and accounting records are reliable for preparing accurate, published financial statements. Management uses its judgement balancing the costs of systems of internal accounting controls and the benefits to be derived from them. The systems of internal accounting controls are continually modified and improved in response to changes in business conditions and operations.

Key procedures that management has established and which are designed to provide effective internal financial control within the IFC include the preparation, review and Board approval of annual financial plans that align with strategic plans prepared every year. Results are monitored regularly and reports on progress compared to the plan are prepared quarterly. Additionally, systems are in place to monitor financial risks such as changes in the market prices of financial instruments, funding of assets, operational error and fraud. Exposure to these risks is monitored by the IFC Finance and Risk Committee.[1] Further, the system of internal controls includes written policies and procedures, proper delegation of authority, accountability through establishing responsibility centers, and segregation of duties.

The effectiveness of IFC's systems of internal accounting controls is monitored throughout the year by management in its ongoing oversight role, through the conduct of control risk self assessments, and by an established program of internal audit carried out by the World Bank Group Internal Auditing Department. Management believes that IFC's internal controls for external financial reporting, which are subject to close scrutiny by management and by internal auditors and are revised as considered necessary, support the integrity and reliability of the external financial statements.

Further, the external financial statements for the year ended June 30, 2003, were audited by external auditors who, in the course of their work, considered the internal control structure to obtain an understanding of it sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures performed. However, an audit is not designed to provide assurance on the internal control system or to identify reportable conditions.

The Board of Directors of IFC has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of the Corporation. The Audit Committee meets periodically with management and our internal auditors to discuss the work of each. Both the internal auditors and the external auditors have direct access to the Audit Committee to discuss the audits and any accounting controls or financial accounting and reporting matters.

Even an effective internal control system, no matter how well designed, has inherent limitations – including the possibility of the circumvention or overriding of controls – and therefore can provide only reasonable assurance with respect to external financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

IFC assessed its internal control system as of June 30, 2003, in relation to criteria for effective internal control over external financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, IFC believes that, as of June 30, 2003, its system of internal control over external financial reporting met those criteria.



James D. Wolfensohn
President



Peter Woicke
Executive Vice President



Allen F. Shapiro
Controller



Farida Khambata
Vice President, Portfolio and Risk Management

[1] The Finance and Risk Committee is chaired by the VP, Portfolio and Risk Management. Its members include the EVP, the VP Operations, and the VP/General Counsel.

Deloitte Touche Tohmatsu (International Firm)
Suite 500
555 12th Street,N.W.
Washington, DC 20004-1207

Tel: (202) 897 5600
Fax: (202) 879 5309
www.us.deloitte.com

Deloitte Touche Tohmatsu (International Firm)

President and Board of Governors
International Finance Corporation

We have examined management's assertion, included in the accompanying "Management's Assertion Regarding Effectiveness of Internal Control Over External Financial Reporting", that, as of June 30, 2003, the International Finance Corporation met the criteria for effective internal control over external financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is responsible for maintaining effective control over external financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over external financial reporting, testing, and evaluating the design and operating effectiveness of the internal control over external financial reporting, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control structure, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over external financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

In our opinion, management's assertion that, as of June 30, 2003, the International Finance Corporation met the criteria for effective internal control over external financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission is fairly stated, in all material respects.

Deloitte Touche Tohmatsu (International Firm)

July 31, 2003

Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS
FINANCIAL STATEMENTS INCLUDING NOTES

Deloitte Touche Tohmatsu (International Firm)
Suite 500
555 12th Street,N.W.
Washington, DC 20004-1207

Tel: (202) 897 5600
Fax: (202) 879 5309
www.us.deloitte.com

Deloitte Touche Tohmatsu (International Firm)

President and Board of Governors
International Finance Corporation

We have audited the accompanying balance sheets of the International Finance Corporation, as of June 30, 2003 and 2002, including the statements of capital stock and voting power as of June 30, 2003, and the related statements of income, comprehensive income, changes in capital, and cash flows for each of the three fiscal years in the period ended June 30, 2003. These financial statements are the responsibility of the International Finance Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Finance Corporation as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu (International Firm)

July 31, 2003

BALANCE SHEET

as of June 30, 2003 and June 30, 2002

(US$ millions)

	2003	2002
Assets		
Due from banks	$ 93	$ 95
Time deposits	2,293	4,471
Trading securities – Note B	10,572	11,795
Securities purchased under resale agreements	4,046	563
Loans and equity investments disbursed and outstanding – Note C		
Loans	9,242	8,033
Equity investments	2,760	2,701
Total loans and equity investments	12,002	10,734
Less: Reserve against losses on loans and equity investments	(2,625)	(2,771)
Net loans and equity investments	9,377	7,963
Derivative assets	1,734	1,077
Receivables and other assets – Note F	3,428	1,775
Total assets	**$ 31,543**	**$ 27,739**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 3,053	$ 1,935
Borrowings withdrawn and outstanding – Note G		
From market sources	17,181	16,412
From International Bank for Reconstruction and Development	134	169
Total borrowings	17,315	16,581
Derivative liabilities	1,264	1,576
Payables and other liabilities – Note H	3,122	1,343
Total liabilities	24,754	21,435
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each – Note I		
Subscribed	2,362	2,362
Less: Portion not yet paid	(2)	(2)
Total capital stock	2,360	2,360
Accumulated other comprehensive income	4	6
Retained earnings	4,425	3,938
Total capital	6,789	6,304
Total liabilities and capital	**$ 31,543**	**$ 27,739**

The notes to financial statements are an integral part of these statements.

INCOME STATEMENT

for the three years ended June 30, 2003

(US$ millions)

	2003	2002	2001
Interest income			
Interest and financial fees from loans – Note C	$ 477	$ 547	$ 732
Interest from time deposits and securities – Note B	318	493	773
Total interest income	795	1,040	1,505
Interest expense			
Charges on borrowings – Note G	226	438	961
Total interest expense	226	438	961
Net interest income	569	602	544
Net gains on trading activities – Note B	157	31	87
Income from equity investments			
Capital gains on equity sales	52	288	91
Dividends and profit participations	143	140	131
Total income from equity investments	195	428	222
Provision for losses on loans, equity investments and guarantees – Note C	98	657	402
Net income from loans, equity investments and trading activities	823	404	451
Noninterest income			
Service fees	51	40	41
Translation adjustments, net	8	(1)	(4)
Other income – Note J	34	43	28
Total noninterest income	93	82	65
Noninterest expense			
Administrative expenses – Notes Q and R	332	327	304
Expense (income) from pension and other postretirement benefit plans – Note P	24	(31)	(47)
Contributions to special programs – Note K	28	22	16
Other expenses	4	7	2
Total noninterest expense	388	325	275
Operating income	528	161	241
Other unrealized (losses) gains on financial instruments – Note L	(41)	54	11
Cumulative effect of change in accounting principle – Note L	-	-	93
Net income	$ 487	$ 215	$ 345

The notes to financial statements are an integral part of these statements.

STATEMENT OF COMPREHENSIVE INCOME

for the three years ended June 30, 2003

(US$ millions)

	2003	2002	2001
Net income	$ 487	$ 215	$ 345
Other comprehensive income (loss)			
Cumulative effect of change in accounting principle – Note L	-	-	14
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000	(2)	(6)	(2)
Transfer to net income of accumulated unrealized holding gains and losses on available for sale securities reclassified as trading securities	-	-	5
Total comprehensive income	$ 485	$ 209	$ 362

STATEMENT OF CHANGES IN CAPITAL

for the three years ended June 30, 2003

(US$ millions)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Payments received on account of pending subscriptions	Total capital
At July 1, 2000	$ 3,378	$ (5)	$ 2,358	$ 2	$ 5,733
Year ended June 30, 2001					
Net income	345				345
Other comprehensive income		17			17
Payments received on account of pending subscriptions allocated to capital stock subscribed			2	(2)	-
At June 30, 2001	$ 3,723	$ 12	$ 2,360	$ -	$ 6,095
Year ended June 30, 2002					
Net income	215				215
Other comprehensive income (loss)		(6)			(6)
At June 30, 2002	$ 3,938	$ 6	$ 2,360	$ -	$ 6,304
Year ended June 30, 2003					
Net income	487				487
Other comprehensive income (loss)		(2)			(2)
At June 30, 2003	$ 4,425	$ 4	$ 2,360	$ -	$ 6,789

The notes to financial statements are an integral part of these statements.

STATEMENT OF CASH FLOWS

for the three years ended June 30, 2003

(US$ millions)

	2003	2002	2001
Cash flows from loans and equity investment activities			
Loan disbursements	$ (2,646)	$ (1,250)	$ (1,200)
Equity disbursements	(313)	(285)	(335)
Loan repayments	1,402	1,350	1,209
Equity redemptions	5	23	8
Sales of loans and equity investments	271	638	257
Net cash (used in) provided by investing activities	**(1,281)**	**476**	**(61)**
Cash flows from financing activities			
Drawdown of borrowings	3,526	4,000	3,570
Repayment of borrowings	(3,796)	(3,109)	(2,458)
Net cash (used in) provided by financing activities	**(270)**	**891**	**1,112**
Cash flows from operating activities			
Net income	487	215	345
Adjustments to reconcile net income to net cash provided by operating activities:			
Capital gains on equity sales	(52)	(288)	(91)
Provision for losses on loans, equity investments and guarantees	98	657	402
Translation adjustments, net	(8)	1	4
Unrealized (gains) losses on financial instruments	41	(54)	(104)
Change in accrued income on loans, time deposits and securities	(278)	41	8
Change in payables and other liabilities	1,917	(810)	217
Change in receivables and other assets	(4,322)	317	(373)
Net cash (used in) provided by operating activities	**(2,117)**	**79**	**408**
Change in cash and cash equivalents	(3,668)	1,446	1,459
Effect of exchange rate changes on cash and cash equivalents	265	334	(396)
Net change in cash and cash equivalents	(3,403)	1,780	1,063
Beginning cash and cash equivalents	16,361	14,581	13,518
Ending cash and cash equivalents	**$ 12,958**	**$ 16,361**	**$ 14,581**
Composition of cash and cash equivalents			
Due from banks	$ 93	$ 95	$ 136
Time deposits	2,293	4,471	4,145
Securities held in trading portfolio	10,572	11,795	10,300
Total cash and cash equivalents	**$ 12,958**	**$ 16,361**	**$ 14,581**
Supplemental disclosure			
Change in ending balances resulting from exchange rate fluctuations:			
Loans outstanding	$ 145	$ 92	$ 68
Borrowings	(473)	(585)	(869)

The notes to financial statements are an integral part of these statements.

STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2003

(US$ thousands)

Members	Capital stock		Voting power	
	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan ....$	111	0.00	361	0.02
Albania	1,302	0.06	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	0.00	263	0.01
Argentina	38,129	1.62	38,379	1.60
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.01	47,579	1.98
Austria	19,741	0.84	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.39
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.23
Belgium	50,610	2.14	50,860	2.12
Belize	101	0.00	351	0.01
Benin	119	0.01	369	0.02
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	0.00	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.05
Burundi	100	0.00	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.45	81,592	3.39
Cape Verde	15	0.00	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.50	11,960	0.50
China	24,500	1.04	24,750	1.03
Colombia	12,606	0.53	12,856	0.53
Comoros	14	0.00	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.79	18,804	0.78
Djibouti	21	0.00	271	0.01
Dominica	42	0.00	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	0.00	279	0.01
Equatorial Guinea	43	0.00	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.67	15,947	0.66
France	121,015	5.13	121,265	5.04
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	0.00	344	0.01
Georgia	861	0.04	1,111	0.05
Germany	128,908	5.46	129,158	5.37
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	0.00	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	0.00	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.47
Iceland	42	0.00	292	0.01
India	81,342	3.45	81,592	3.39
Indonesia	28,539	1.21	28,789	1.20
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.45	81,592	3.39
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.98	141,424	5.88
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	0.00	262	0.01
Korea, Republic of	15,946	0.68	16,196	0.67
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02
Latvia ....$	2,150	0.09	2,400	0.10
Lebanon	135	0.01	385	0.02
Lesotho	71	0.00	321	0.01
Liberia	83	0.00	333	0.01
Libya	55	0.00	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.65	15,472	0.64
Maldives	16	0.00	266	0.01
Mali	451	0.02	701	0.03
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08
Mexico	27,589	1.17	27,839	1.16
Micronesia, Fed. States of.	744	0.03	994	0.04
Moldova	784	0.03	1,034	0.04
Mongolia	144	0.01	394	0.02
Morocco	9,037	0.38	9,287	0.39
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.38	56,381	2.35
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.92	21,893	0.91
Norway	17,599	0.75	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.82
Palau	25	0.00	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.45	81,592	3.39
Rwanda	306	0.01	556	0.02
Saint Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	0.00	324	0.01
Samoa	35	0.00	285	0.01
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Serbia and Montenegro	1,803	0.08	2,053	0.09
Seychelles	27	0.00	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.20
Slovenia	1,585	0.07	1,835	0.08
Solomon Islands	37	0.00	287	0.01
Somalia	83	0.00	333	0.01
South Africa	15,948	0.68	16,198	0.67
Spain	37,026	1.57	37,276	1.55
Sri Lanka	7,135	0.30	7,385	0.31
Sudan	111	0.00	361	0.02
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.14	27,126	1.13
Switzerland	41,580	1.76	41,830	1.74
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.47
Togo	808	0.03	1,058	0.04
Tonga	34	0.00	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.62	14,795	0.62
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	8,907	0.38	9,157	0.38
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.13	121,265	5.04
United States	569,379	24.12	569,629	23.70
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	0.00	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.17	27,838	1.16
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2003	$ 2,360,181	100.00+	2,403,931	100.00+
Total June 30, 2002	$ 2,360,181	100.00+	2,403,931	100.00+

* Less than .005 percent.
+ May differ from the sum of the individual percentages shown because of rounding.

The notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association, and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP). On July 31, 2003, the Board of Directors of the Corporation approved these financial statements for issue.

Financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Use of estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

As part of the ongoing compliance with US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), the Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2003 and June 30, 2002. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

Loans and equity investments - Loans and equity investments are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in other unrealized gains and losses on financial instruments in net income. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees. Equity investments are carried at cost. The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with SFAS No.133.

Reserve against losses on loans and equity investments - The Corporation recognizes portfolio impairment in the balance sheet through the reserve against losses on loans and equity investments, recording a provision or release of provision for losses on loans and equity investments in net income on a quarterly basis, which increases or decreases the reserve against losses on loans and equity investments.

Management determines the aggregate level of the reserve against losses on loans and equity investments, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans and equity investments reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower or the value of the company invested in and is established through review of individual loans and equity investments undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. A reserve against losses for an equity investment is established when a decrease in value of the equity investment has occurred which is considered other than temporary. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include:

NOTES TO FINANCIAL STATEMENTS

country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loan and Equity investments are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans and equity investments. Such reductions in the reserve are offset by recoveries associated with previously written-off loans and equity investments.

Revenue recognition on loans and equity investments - Interest income and commitment fees on loans are recorded as income on an accrual basis. All other fees are recorded as income when received in freely convertible currencies. The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the balance sheet.

Dividends and profit participations are recorded as income when received in freely convertible currencies. Capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are recorded as income when received in freely convertible currencies.

Certain equity investments, for which recovery of invested capital is uncertain are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to capital gains.

Guarantees – The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Beginning in the year ended June 30, 2001, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. This date is also the "inception" of the guarantee contract. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the commitment date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans and equity investments on the balance sheet. Commitment fees on guarantees are recorded as income on an accrual basis.

Liquid asset portfolio - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation and as detailed in note B, comprises: these time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

On July 1, 2000, the Corporation reclassified all of its available for sale securities as trading securities. This resulted in a transfer of accumulated net unrealized holding losses on available for sale securities of $5 million from other comprehensive income to net income in the year ended June 30, 2001. Beginning with the year ended June 30, 2001, realized and unrealized gains and losses on trading securities are reported separately in the income statement.

Trading securities are carried at fair value with any changes in fair value reported in net gains and losses on trading activities. Interest on securities and amortization of premiums and accretion of discounts are reported in interest from time deposits and securities.

The Corporation classifies due from banks, time deposits and securities (collectively, cash and cash equivalents) as an element of liquidity in the statement of cash flows because they are readily convertible to known amounts of cash within 90 days.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to

NOTES TO FINANCIAL STATEMENTS

repurchase and securities payable for cash collateral received are recorded at fair value.

Borrowings - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in other unrealized gains and losses on financial instruments in the income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management, derivative instruments and hedge accounting - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandising purposes.

All derivative instruments are recorded on the balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments and market borrowing transactions entered into on or after January 1, 1999 are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in net gains and losses on trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in other unrealized gains and losses on financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net income.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in *other unrealized gains and losses on financial instruments in the income statement.*

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

Lending activities The Corporation's policy is to closely match the currency, rate basis and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The impact on net income of changes in fair value of interest rate swaps qualifying for the shortcut method under SFAS No. 133 is exactly offset by a corresponding adjustment to the fair value of the related loans. The Corporation has elected not to designate hedging relationships for all other lending-related derivatives that do not qualify for the shortcut method.

Client risk management activities The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

Borrowing activities The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

NOTES TO FINANCIAL STATEMENTS

Liquid asset portfolio management activities The Corporation manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and eliminating the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Resource mobilization - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. The disbursed and outstanding balances of the loan participations are not included in the Corporation's balance sheet.

Pension and other postretirement benefits - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in income from (contributions to) Staff Retirement Plan and cost of (income from) other postretirement benefits, respectively, in the income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Accounting and financial reporting developments - During the year ended June 30, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34* (FIN45). The initial recognition and measurement provisions of FIN 45 were effective for guarantees issued or modified after December 31, 2002. Accounting for guarantees issued prior to this date is unaffected by FIN 45. The Corporation issued a small number of guarantees during the period January 1, 2003 through June 30, 2003, and the adoption of FIN 45 has had no material impact on the results of operations, statement of financial position or cash flows of the Corporation. Disclosures concerning guarantees, including those required by FIN 45 as of June 30, 2003, have been made in Note C.

On January 17, 2003, FASB issued FASB Interpretation No.46 *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51* (FIN 46). FIN 46 is applicable to all entities with variable interests in variable interest entities created after January 31, 2003 immediately, and, for the Corporation, FIN 46 is applicable to any variable interests in a variable interest entity created before February 1, 2003, beginning July 1, 2003. The Corporation is currently in the process of evaluating the impact of FIN 46.

During the year ended June 30, 2003, FASB issued Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 codifies certain implementation decisions previously issued by the Derivatives Implementation Group and addresses additional implementation issues relating to the definition of a derivative. The Standard also clarifies the definition of a financial guarantee to conform with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* SFAS No. 149 is effective for the Corporation on July 1, 2003 (FY04), and is not expected to have a material impact on the financial position or results of operations for the Corporation.

During the year ended June 30, 2003, FASB issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 clarifies how the issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities and is expected to lead to an increase in the number of quasi-debt/quasi-equity instruments issued being classified as liabilities on the issuer's balance sheet. SFAS No. 150 is effective for the Corporation on July 1, 2003 (FY04), and is not expected to have a material impact on either the financial position or the results of operations of the Corporation.

NOTES TO FINANCIAL STATEMENTS

NOTE B – LIQUID ASSET PORTFOLIO

The composition of the Corporation's liquid asset portfolio is as follows (US$ millions):

	June 30, 2003	June 30, 2002
Assets		
Due from banks	$ 53	$ 48
Time deposits	2,293	4,471
Trading securities	10,572	11,795
Securities purchased under resale agreements	4,046	563
Receivables and other assets:		
Receivables from sales of securities	1,889	424
Accrued interest income on time deposits and securities	431	150
Accrued income on derivative instruments	15	26
Derivative assets	64	164
Total assets	19,363	17,641
Liabilities		
Payables and other liabilities:		
Payables for purchases of securities	2,388	598
Accrued charges on derivative instruments	96	79
Securities sold under repurchase agreements and payable for cash collateral received	3,053	1,935
Derivative liabilities	874	497
Total liabilities	6,411	3,109
Total net liquid asset portfolio	$ 12,952	$ 14,532

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent less than 1% of the portfolio at June 30, 2003 (less than 1% - June 30, 2002). The annualized rate of return on the trading portfolio during the year ended June 30, 2003, was 3.7% (4.1% - year ended June 30, 2002; 7.1% - year ended June 30, 2001). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Trading securities

The composition of trading securities is as follows:

	Year ended June 30, 2003	At June 30, 2003		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 4,693	$ 4,296	5.4	4.2
Asset-backed securities	2,565	2,894	16.7	1.9
Corporate securities	3,010	3,242	3.4	4.7
Money market funds	140	140	-	1.2
Total trading securities	$ 10,408	$ 10,572		

	Year ended June 30, 2002	At June 30, 2002		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 5,426	$ 6,085	4.4	4.4
Asset-backed securities	2,474	2,473	11.1	2.3
Corporate securities	2,998	3,135	3.0	4.8
Money market funds	94	102	-	1.5
Total trading securities	$ 10,992	$ 11,795		

The expected maturity of the asset-backed securities will differ from the contractual maturity, as reported above, due to prepayment features.

NOTES TO FINANCIAL STATEMENTS

Liquid asset portfolio income

Income from the liquid asset trading portfolio for the years ended June 30, 2003, 2002 and 2001 comprises (US$ millions):

	2003	2002	2001
Interest Income	$ 318	$ 493	$ 773
Net gains (losses):			
Realized	131	45	61
Unrealized	26	(14)	26
Total net gains (losses) on trading activities	157	31	87
Total income from liquid asset portfolio	**$ 475**	**$ 524**	**$ 860**

Collateral

The estimated fair value of securities held by the Corporation at June 30, 2003 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $4,500 million ($760 million - June 30, 2002).

NOTE C – LOANS AND EQUITY INVESTMENTS AND RESERVE AGAINST LOSSES

The distribution of the disbursed portfolio by sector is as follows (US$ millions):

	June 30, 2003			June 30, 2002		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Finance and insurance	$ 1,870	$ 794	$ 2,664	$ 1,361	$ 645	$ 2,006
Utilities	1,183	110	1,293	936	114	1,050
Food and beverages	731	115	846	602	129	731
Transportation and warehousing	636	170	806	560	174	734
Oil, gas and mining	549	150	699	453	165	618
Nonmetallic mineral product manufacturing	590	106	696	603	100	703
Information	483	181	664	422	183	605
Primary metals	566	97	663	529	93	622
Industrial and consumer products	537	90	627	457	90	547
Chemicals	536	85	621	626	86	712
Collective investment vehicles	13	550	563	7	567	574
Accommodation and tourism services	306	61	367	306	69	375
Textiles, apparel and leather	250	54	304	265	73	338
Wholesale and retail trade	259	26	285	224	27	251
Paper and pulp	215	66	281	225	91	316
Agriculture and forestry	163	19	182	168	26	194
Health care	99	20	119	111	21	132
Plastics and rubber	65	39	104	85	35	120
Other	178	27	205	78	14	92
Total disbursed portfolio	**9,229**	**2,760**	**11,989**	**8,018**	**2,702**	**10,720**
Fair value adjustments	13	-	13	15	(1)	14
Carrying value of loans and equity investments	**$ 9,242**	**$ 2,760**	**$ 12,002**	**$ 8,033**	**$ 2,701**	**$ 10,734**

The distribution of the disbursed loan and equity investment portfolio by geographical region is as follows (US$ millions):

	June 30, 2003			June 30, 2002		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Latin America and Caribbean	$ 4,030	$ 907	$ 4,937	$ 3,393	$ 920	$ 4,313
Asia	1,730	948	2,678	1,919	919	2,838
Europe and Central Asia	2,089	429	2,518	1,635	423	2,058
Sub-Saharan Africa	697	256	953	646	274	920
Middle East and North Africa	683	194	877	424	132	556
Other	-	26	26	1	34	35
Total disbursed portfolio	**9,229**	**2,760**	**11,989**	**8,018**	**2,702**	**10,720**
Fair value adjustments	13	-	13	15	(1)	14
Carrying value of loans and equity investments	**$ 9,242**	**$ 2,760**	**$ 12,002**	**$ 8,033**	**$ 2,701**	**$ 10,734**

At June 30, 2003, 20% (23% - June 30, 2002) of the disbursed loan portfolio consisted of fixed rate loans, while the remainder was at variable rates.

Loan portfolio

The currency composition and average yield of the disbursed loan portfolio are summarized below:

	June 30, 2003		June 30, 2002	
	Amount (US $ millions)	Average yield (%)	Amount (US $ million)	Average yield (%)
US dollar	$ 7,977	5.0	$ 7,155	5.7
Euro	907	5.9	654	6.8
Other currencies	345	8.5	209	8.0
Total disbursed loan portfolio	**9,229**	**5.2**	**8,018**	**5.8**
Fair value adjustments	13		15	
Carrying value of loans	**$ 9,242**		**$ 8,033**	

After the effect of interest rate and currency swaps, the Corporation's loans are principally denominated in US dollars.

Disbursed loans in all currencies are repayable during the years ending June 30, 2004 through June 30, 2008, and thereafter, as follows (US$ millions):

	2004	2005	2006	2007	2008	Thereafter	Total
Fixed rate loans	$ 507	$ 289	$ 310	$ 209	$ 155	$ 411	$ 1,881
Variable rate loans	1,385	1,311	1,039	899	771	1,943	7,348
Total disbursed loan portfolio	**$ 1,892**	**$ 1,600**	**$ 1,349**	**$ 1,108**	**$ 926**	**$ 2,354**	**9,229**
Fair value adjustments							13
Carrying value of loans							**$ 9,242**

The Corporation's disbursed variable rate loans generally reprice within one year.

Loans on which the accrual of interest has been discontinued amounted to $1,543 million at June 30, 2003 ($1,217 million - June 30, 2002). Interest income not recognized on nonaccruing loans during the year ended June 30, 2003 totaled $82 million ($106 million - year ended June 30, 2002; $100 million - year ended June 30, 2001). Interest collected on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2003 was $40 million ($39 million - year ended June 30, 2002; $27 million - year ended June 30, 2001). The average recorded investment in impaired loans during the year ended June 30, 2003, was $2,543 million ($2,279 million - year ended June 30, 2002). The recorded investment in impaired loans at June 30, 2003 was $2,446 million ($2,640 million - June 30, 2002).

Reserve against losses on loans and equity investments

Changes in the reserve against losses on loans and equity investments for the years ended June 30, 2003, 2002 and 2001 are summarized below (US$ millions):

	2003			2002			2001		
	Loans	Equity investments	Total	Loans	Equity investments	Total	Loans	Equity investments	Total
Beginning balance	$ 1,758	$ 1,013	$ 2,771	$ 1,363	$ 850	$ 2,213	$ 1,228	$ 745	$ 1,973
Provision for losses	47	50	97	373	268	641	193	196	389
Other adjustments	(121)	(122)	(243)	22	(105)	(83)	(58)	(91)	(149)
Ending balance	**$ 1,684**	**$ 941**	**$ 2,625**	**$ 1,758**	**$ 1,013**	**$ 2,771**	**$ 1,363**	**$ 850**	**$ 2,213**

Provision for losses on loans, equity investments and guarantees in the income statement for the year ended June 30, 2003 includes $1 million in respect of guarantees ($16 million - year ended June 30, 2002; $13 million - year ended June 30, 2001). At June 30, 2003 the accumulated reserve for losses on guarantees, included in the balance sheet in payables and other liabilities, was $30 million ($29 million - June 30, 2002).

Other adjustments comprise loan and equity investment write-offs and recoveries, reserves against interest capitalized as part of a debt restructuring, and translation adjustments.

Interest and financial fees from loans

Interest and financial fees from loans for the years ended June 30, 2003, 2002 and 2001 comprise the following (US$ millions):

	2003	2002	2001
Interest income	$ 414	$ 486	$ 704
Commitment fees	18	11	7
Other financial fees	45	50	21
Total interest and financial fees from loans	**$ 477**	**$ 547**	**$ 732**

NOTES TO FINANCIAL STATEMENTS

NOTE D – PROJECTS APPROVED AND COMMITTED BUT NOT DISBURSED OR UTILIZED

Projects approved by the Board of Directors not committed, loan and equity commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized, are summarized below (US$ millions):

	June 30, 2003	June 30, 2002
Projects approved but not committed:		
Loans	$ 1,961	$ 2,566
Equity investments	610	586
Guarantees	246	497
Client risk management facilities	54	115
Total projects approved but not committed	2,871	3,764
Projects committed but not disbursed:		
Loans	2,697	2,598
Equity investments	758	764
Projects committed but not utilized:		
Guarantees	765	571
Client risk management facilities	168	107
Total projects committed but not disbursed or utilized	4,388	4,040
Total projects approved but not disbursed or utilized	**$ 7,259**	**$ 7,804**

NOTE E – RESOURCE MOBILIZATION

Loan participations arranged to be placed with Participants in respect of loans approved by the Board of Directors, loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding and serviced by the Corporation for the Participants are as follows (US$ millions):

	June 30, 2003	June 30, 2002
Loan participations arranged to be placed with Participants approved but not committed	$ 2,517	$ 2,856
Loan participations signed as commitments but not disbursed	472	820
Loan participations arranged to be placed with Participants approved but not disbursed	**$ 2,989**	**$ 3,676**
Loan participations disbursed and outstanding which are serviced by the Corporation	**$ 6,130**	**$ 5,700**

During the year ended June 30, 2003 the Corporation called and disbursed $1,509 million ($574 million - year ended June 30, 2002) of Participants' funds.

In July 1995, the Corporation securitized and sold variable rate US dollar loan participations to a trust (the Trust). Concurrently, the Corporation provided a $20 million liquidity facility to the Trust and acquired $20 million of the Trust's Class C certificates. In January 2002, the Corporation exercised an option to reacquire the remaining outstanding loan participations owned by the Trust for $37 million, and the Trust was dissolved. As a result of the dissolution the Corporation recorded income of $15 million, included in interest and financial fees from loans in the income statement for the year ended June 30, 2002. Reserves against losses of $11 million were established on the reacquired loans, included in provision for losses on loans, equity investments and guarantees for the year ended June 30, 2002.

NOTE F – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2003	June 30, 2002
Receivables from sales of securities	$ 1,889	$ 424
Accrued interest income on time deposits and securities	431	150
Accrued income on derivative instruments	325	396
Accrued interest income on loans	99	101
Receivable from IBRD representing prepaid pension and other postretirement benefit costs	277	286
Headquarters building:		
Land	89	89
Building	184	184
Less: Building depreciation	(29)	(24)
Headquarters building, net	244	249
Deferred charges and other assets	163	169
Total receivables and other assets	**$ 3,428**	**$ 1,775**

NOTE G – BORROWINGS

Market borrowings and associated derivatives

The Corporation's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2003							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,512	5.1	$ 8,614	0.3	$ 6,705	1.1	$ 15,889	0.9
					(6,942)	(4.7)	-	-
Japanese yen	3,812	4.7	(3,812)	(4.7)	-	-	-	-
Pound sterling	2,349	5.7	(2,349)	(5.5)	250	3.8	-	-
					(250)	(5.8)	-	-
Euro	1,052	5.7	(1,052)	(5.7)	-	-	-	-
Hong Kong dollar	872	6.6	(872)	(6.6)	-	-	-	-
South African rand	398	13.8	(398)	(13.8)	-	-	-	-
Canadian dollar	295	1.0	(295)	(1.0)	-	-	-	-
Australian dollar	278	4.7	(278)	(4.7)	-	-	-	-
New Zealand dollar	204	5.0	(204)	(5.0)	-	-	-	-
Colombian peso	125	13.7	(125)	(13.7)	-	-	-	-
Swiss franc	74	2.7	(74)	0.1	74	0.1	-	-
					(74)	(2.7)	-	-
Singapore dollar	57	4.3	(57)	(4.3)	-	-	-	-
Principal at face value	**17,028**		$ (902)		$ (237)		$ 15,889	
Less: Unamortized discounts, net	(595)							
Total market borrowings	**16,433**							
Fair value adjustments	748							
Carrying value of market borrowings	$ 17,181							

	June 30, 2002							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,177	5.9	$ 9,522	1.2	$ 6,542	1.9	$ 16,690	1.8
					(6,551)	(5.5)	-	-
Japanese yen	3,128	5.0	(3,128)	(5.0)	-	-	-	-
Pound sterling	2,992	5.7	(2,992)	(5.4)	458	3.9	-	-
					(458)	(5.8)	-	-
Euro	1,608	4.8	(1,608)	(4.8)	-	-	-	-
Hong Kong dollar	1,039	7.1	(1,039)	(7.1)	-	-	-	-
South African rand	295	13.8	(295)	(13.8)	-	-	-	-
Australian dollar	133	5.3	(133)	(5.3)	-	-	-	-
New Zealand dollar	124	6.8	(124)	(6.8)	-	-	-	-
Colombian peso	94	13.7	(94)	(13.7)	-	-	-	-
Singapore dollar	68	4.2	(68)	(4.2)	-	-	-	-
Swiss franc	68	3.8	(68)	(1.1)	68	1.1	-	-
					(68)	(3.8)	-	-
Principal at face value	**16,726**		$ (27)		$ (9)		$ 16,690	
Less: Unamortized discounts, net	(206)							
Total market borrowings	**16,520**							
Fair value adjustments	(108)							
Carrying value of market borrowings	$ 16,412							

The weighted average cost of the Corporation's borrowings outstanding from market sources after currency and interest rate swap transactions was 0.9 % at June 30, 2003 (1.8% - June 30, 2002). The weighted average remaining maturity of the Corporation's borrowings from market sources was 10.5 years at June 30, 2003 (8.8 years - June 30, 2002).

NOTES TO FINANCIAL STATEMENTS

Net fair value adjustments to the carrying value of market borrowings comprises $748 million ($(108) million - June 30, 2002) representing adjustments to the carrying value of transactions in designated fair value hedging relationships.

The net nominal amount receivable from currency swaps of $ 902 million and the net notional amount receivable from interest rate swaps of $237 million at June 30, 2003 ($27 million and $9 million - June 30, 2002), shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,590 million and currency and interest rate swap liabilities at fair value of $166 million ($722 million and $605 million - June 30, 2002), included in derivative assets and derivative liabilities, respectively, on the balance sheet.

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2003		June 30, 2002	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
US dollar	$ 102	6.4	$ 124	6.5
Euro	15	8.0	22	7.7
Other currencies	17	6.1	23	6.0
Total borrowings outstanding from IBRD	**$ 134**		**$ 169**	

The weighted average remaining maturity of borrowings from IBRD was 3.7 years at June 30, 2003 (4.5 years - June 30, 2002). There were no undrawn balances on committed borrowings from IBRD at June 30, 2003 ($nil - June 30, 2002). Charges on borrowings for the year ended June 30, 2003 includes $10 million ($12 million - year ended June 30, 2002; $16 million - year ended June 30, 2001) in respect of IBRD borrowings.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2004 through June 30, 2008 and thereafter are summarized below (US$ millions):

	2004	2005	2006	2007	2008	Thereafter	Total
Borrowings from market sources	$ 2,381	$ 1,945	$ 1,423	$ 1,566	$ 1,590	$ 8,123	$ 17,028
Borrowings from IBRD	38	41	24	18	8	5	134
Total borrowings, gross	**$ 2,419**	**$ 1,986**	**$ 1,447**	**$ 1,584**	**$ 1,598**	**$ 8,128**	**17,162**
Less: Unamortized discounts, net							(595)
Fair value adjustments							748
Carrying value of borrowings							**$ 17,315**

After the effect of interest rate and currency swaps, the Corporation's borrowings generally reprice within one year.

NOTE H – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2003	June 30, 2002
Accrued charges on borrowings	$ 285	$ 345
Accrued charges on derivative instruments	192	209
Payables for purchases of securities	2,388	598
Accounts payable, accrued expenses and other liabilities	212	143
Deferred income	45	48
Total payables and other liabilities	**$ 3,122**	**$ 1,343**

NOTE I – CAPITAL STOCK

The Corporation's authorized share capital was increased to $2,450 million through two capital increases in 1992. The subscription and payment period for shares then allocated ended on August 1, 1999, but the Corporation has agreed to defer the payment date for certain member countries beyond this date. Pursuant to these arrangements, $2 million of subscribed shares remained unpaid at June 30, 2003 ($2 million - June 30, 2002).

During the year ended June 30, 2003, no shares were subscribed by member countries (92 shares at a par value of $1,000 each - year ended June 30, 2002). No monies were paid in on account of subscriptions in the year ended June 30, 2003 (less than $1 million - year ended June 30, 2002).

NOTES TO FINANCIAL STATEMENTS

NOTE J – OTHER INCOME

Other income predominantly comprises fees collected from clients for expenses incurred by the Corporation on their behalf, included in administrative expenses ($15 million - year ended June 30, 2003; $18 million - year ended June 30, 2002; $14 million - year ended June 30, 2001).

NOTE K – CONTRIBUTIONS TO SPECIAL PROGRAMS

From time to time, the Board of Directors approves recommendations under which the Corporation contributes to special programs, comprising the Corporation's Global Small and Medium Enterprise Capacity Building Facility, Technical Assistance Fund and Foreign Investment Advisory Service and other donor funded operations. During the year ended June 30, 2003, the Corporation contributed a total of $28 million to these facilities ($22 million - year ended June 30, 2002; $16 million - year ended June 30, 2001), of which the largest amounts were attributable to the Global SME Capacity Building facility and the Private Enterprise Partnership.

NOTE L – OTHER UNREALIZED GAINS (LOSSES) ON FINANCIAL INSTRUMENTS

Other unrealized gains on financial instruments for the year ended June 30 comprises (US$ millions):

	2003	2002	2001
Difference between change in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	$ (32)	$ 81	$ 16
Change in fair value of derivative instruments, other than those associated with liquid asset investments, not designated as a hedge	(6)	(31)	(5)
Amortization of difference between fair value and carrying value of hedged items Amortization of difference between fair value and carrying value of hedged items	(5)	(2)	(3)
Release from accumulated other comprehensive income of transition gain On cash flow-like hedges	2	6	3
Total other unrealized (losses) gains on financial instruments	**$ (41)**	**$ 54**	**$ 11**

Of the total other unrealized gains and losses on financial instruments, unrealized gains of $nil million (gains $72 million - year ended June 30, 2002; gains $22 million – year ended June 30, 2001) are attributable to borrowings and related derivatives transactions, unrealized losses of $40 million (losses $19 million - year ended 30 June, 2002; losses $7 million – year ended June 30, 2001) are attributable to loans and related derivatives transactions and unrealized losses of $1 million (gains $1 million - year ended 30 June, 2002; losses $4 million – year ended June 30, 2001) are attributable to client risk management activities.

At the date of initial application of SFAS No. 133 on July 1, 2000, certain items were recorded as a transition adjustment, denoted as the cumulative effect of a change in accounting principle in the income statement. The transition adjustment included, first, the difference between the previous carrying value and the fair value of all freestanding derivative instruments. Secondly, it included the offsetting gains and losses on assets and liabilities held under fair value-like hedging relationships in existence prior to the adoption of SFAS No. 133 that are also recognized by adjusting their carrying value to fair value. Finally, the adjustment included the fair value of derivatives embedded in hybrid financial instruments entered into on or after January 1, 1999, where they are required to be separated from their respective host contracts, and also recorded on the balance sheet at fair value. The total amount of the transition adjustment, recorded on July 1, 2000, was $93 million.

Also upon adoption of SFAS No. 133, the Corporation recorded a gain of $14 million to accumulated other comprehensive income to adjust the book value to fair value of cross-currency interest rate swaps in cash flow-like hedges. The Corporation elected not to seek hedge accounting for these transactions under SFAS No.133 and, accordingly, records the cross-currency interest rate swaps at fair value, with the change in fair value included in earnings. The gain recorded in accumulated other comprehensive income upon adoption of SFAS No.133 is released into earnings over the remaining original hedge term. The amounts released for the years ended June 30, 2003 and June 30, 2002 are shown above; the expected release for the year ending June 30, 2004 is $2 million.

NOTE M – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Many of the Corporation's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since the Corporation generally holds loans, borrowings and other financial instruments to maturity with the aim of realizing their recorded values.

The estimated fair values reflect the interest rate environments as of June 30, 2003 and June 30, 2002. In different interest rate environments, the fair value of the Corporation's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of the

NOTES TO FINANCIAL STATEMENTS

Corporation. The fair values of the individual financial instruments do not represent the fair value of the Corporation taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2003 and June 30, 2002 are summarized below.

Liquid assets - The estimated fair value of time deposits and the trading securities portfolio are based on quoted market prices and the present value of estimated future cash flows using appropriate discount rates.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - The Corporation generally has not sold its loans from the portfolio, and there is no comparable secondary market. Fair values for fixed rate loans and loan commitments were determined using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds. Since rates on variable rate loans and loan commitments are generally reset on a quarterly or semiannual basis, the carrying value adjusted for credit risk was determined to be the best estimate of fair value. The Corporation also holds options to convert loans into equity of certain of its investee companies. Fair values of these conversion options are based on quoted market prices or other calculated values of the underlying equity investment.

Equity investments - Fair values were determined using market prices where available, put option prices, book values or cost, certain of which were discounted based upon management's estimate of net realizable value. Where market prices were not available or alternate valuation techniques were not practical, cost was determined to be the best estimate of fair value. Prior to the year ended June 30, 2003, management's estimate of fair value considered the relative illiquidity and volatility, as well as the overall business constraints, in the emerging markets in which the Corporation invests. Pursuant to a review of equity valuation methodologies undertaken in the year ended June 30, 2003, the Corporation no longer considers such factors in estimating the fair value of equity investments. Prior year numbers have been restated for comparability purposes.

Borrowings - Fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Estimated fair values of the Corporation's financial assets and liabilities and off-balance sheet financial instruments are summarized below (US$ millions). The Corporation's credit exposure is represented by the estimated fair values of its financial assets.

	June 30, 2003			June 30, 2002
	Carrying amount	Fair value adjustments	Fair value	Fair value
Financial assets				
Due from banks, time deposits, securities and securities purchased under resale agreements	$ 17,004	$ -	$ 17,004	$ 16,924
Loans	9,242	414	9,656	8,296
Equity investments	2,760	1,801	4,561	4,246
Total loans and equity investments	12,002	2,215	14,217	12,542
Reserve against losses	(2,625)	-	(2,625)	(2,771)
Net loans and equity investments	9,377	2,215	11,592	9,771
Derivative assets:				
Liquid asset portfolio-related	64	-	64	164
Loans-related	12	-	12	42
Borrowings-related	1,590	-	1,590	821
Client risk management-related	68	-	68	50
Total derivative assets	1,734	-	1,734	1,077
Nonfinancial assets	3,428	-	3,428	1,775
Total assets	$ 31,543	$ 2,215	$ 33,758	$ 29,547
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 3,053	$ -	$ 3,053	$ 1,935
Market and IBRD borrowings outstanding	17,315	(8)	17,307	16,599
Derivative liabilities:				
Liquid asset portfolio-related	874	-	874	497
Loans-related	154	-	154	47
Borrowings-related	166	-	166	985
Client risk management-related	70		70	47
Total derivative liabilities	1,264	(8)	1,264	1,576
Nonfinancial liabilities	3,122	-	3,122	1,343
Total liabilities	$ 24,754	$ (8)	$ 24,746	$ 21,453

	June 30, 2003			June 30, 2002
	Carrying amount	Fair value adjustments	Fair value	Fair value
Off-balance sheet financial instruments				
Loan commitments	$ 2,697	$ 15	$ 2,712	$ 2,605
Guarantees				
Signed	1,080	-	1,080	794
Outstanding	314	-	314	223

NOTE N – CURRENCY POSITION

The Corporation conducts its operations for its loans, time deposits and securities and borrowings in multiple currencies. The Corporation's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. The Corporation's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, the Corporation carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings.

The following table summarizes the Corporation's exposure in major currencies at June 30, 2003 and June 30, 2002 (US$ millions):

	June 30, 2003					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 9,142	$ 2,695	$ 1,009	$ 112	$ -	$ 12,958
Securities purchased under resale agreements	4,046	-	-	-	-	4,046
Loans disbursed and outstanding	7,977	907	27	318	13	9,242
Equity investments disbursed and outstanding	-	-	-	2,760	-	2,760
Total investments	7,977	907	27	3,078	13	12,002
Reserve against losses	(2,398)	(185)	(4)	(38)	-	(2,625)
Net investments	5,579	722	23	3,040	13	9,377
Derivative assets	3,810	1,409	4,148	4,418	(12,051)	1,734
Receivables and other assets	3,082	198	87	61	-	3,428
Total assets	$ 25,659	$ 5,024	$ 5,267	$ 7,631	$ (12,038)	$ 31,543
Liabilities						
Securities sold under repurchase agreements and *payable for cash collateral received*	$ 2,675	$ 378	$ -	$ -	$ -	$ 3,053
Borrowings	7,369	1,048	3,821	4,329	748	17,315
Derivative liabilities	9,054	3,308	1,373	436	(12,907)	1,264
Payables and other liabilities	2,756	176	79	111	-	3,122
Total liabilities	$ 21,854	$ 4,910	$ 5,273	$ 4,876	$ (12,159)	$ 24,754

NOTES TO FINANCIAL STATEMENTS

	June 30, 2002					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 12,988	$ 2,176	$ 1,074	$ 123	$ -	$ 16,361
Securities purchased under resale agreements	563	-	-	-	-	563
Loans disbursed and outstanding	7,155	654	35	174	15	8,033
Equity investments disbursed and outstanding	-	-	-	2,702	(1)	2,701
Total investments	7,155	654	35	2,876	14	10,734
Reserve against losses	(2,584)	(157)	(8)	(22)	-	(2,771)
Net investments	4,571	497	27	2,854	14	7,963
Derivative assets	3,980	1,743	3,472	4,720	(12,838)	1,077
Receivables and other assets	1,429	126	72	148	-	1,775
Total assets	$ 23,531	$ 4,542	$ 4,645	$ 7,845	$ (12,824)	$ 27,739
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 1,826	$ 109	$ -	$ -	$ -	$ 1,935
Borrowings	7,293	1,610	3,142	4,644	(108)	16,581
Derivative liabilities	10,076	2,623	1,441	317	(12,881)	1,576
Payables and other liabilities	1,028	108	64	143	-	1,343
Total liabilities	$ 20,223	$ 4,450	$ 4,647	$ 5,104	$ (12,989)	$ 21,435

NOTE O – SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. The treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, "Summary of Significant Accounting and Related Policies."

An analysis of the Corporation's major components of income and expense by business segment for the years ended June 30, 2003, 2002 and 2001 is given below (US$ millions):

	2003			2002			2001		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest income	$ 477	$ 318	$ 795	$ 547	$ 493	$ 1,040	$ 732	$ 773	$ 1,505
Charges on borrowings	(79)	(147)	(226)	(151)	(287)	(438)	(403)	(558)	(961)
Net gains and losses on trading activities	-	157	157	-	31	31	-	87	87
Income from equity investments	195	-	195	428	-	428	222	-	222
Provision for losses	(98)	-	(98)	(657)	-	(657)	(402)	-	(402)
Service fees	51	-	51	40	-	40	41	-	41
Administrative expenses	(326)	(6)	(332)	(321)	(6)	(327)	(299)	(5)	(304)
Other noninterest income and expense	(14)	-	(14)	44	-	44	53	-	53
Operating income (loss)	**206**	**322**	**528**	**(70)**	**231**	**161**	**(56)**	**297**	**241**
Unrealized gains and losses on financial instruments	(2)	(39)	(41)	(18)	72	54	12	92	104
Net income (loss)	**$ 204**	**$ 283**	**$ 487**	**$ (88)**	**$ 303**	**$ 215**	**$ (44)**	**$ 389**	**$ 345**

During the year ended June 30, 2003, the Corporation changed its method of allocating certain costs among business units within the Corporation. Segment disclosures for the years ended June 30, 2002 and June 30, 2001 have been restated to be consistent with the new allocation method. Geographical segment data in respect of client services are disclosed in Note C, and are not relevant in respect of treasury services.

NOTES TO FINANCIAL STATEMENTS

NOTE P – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

Net cost from the SRP allocated to the Corporation for the year ended June 30, 2003 was $15 million ($36 million - year ended June 30, 2002; $50 million - year ended June 30, 2001). The portion of the cost for the RSBP and the PEBP attributable to the Corporation for the fiscal year ended June 30, 2003 was $9 million ($5 million - year ended June 30, 2002; $3 million - year ended June 30, 2001).

In addition, at June 30, 2003 $277 million was receivable by the Corporation from IBRD ($286 million - June 30, 2002), representing the accumulated excess of its contributions to pension and other postretirement benefit assets over its allocated net periodic pension and other postretirement benefit cost.

NOTE Q – SERVICE AND SUPPORT PAYMENTS

The Corporation obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies and insurance. Payments for these services are made by the Corporation to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to the Corporation for the year ended June 30, 2003, were $19 million, unchanged from years ended June 30, 2002 and June 30, 2001.

NOTE R – REORGANIZATION COSTS

On March 8, 2002 the Corporation adopted a Strategic Directions Paper articulating its strategic priorities, being: frontier markets; high impact sectors; and support for small to medium sized enterprises. To achieve these strategic priorities, in late March, the Corporation began a major internal reorganization planning exercise designed to sharpen the focus on the needs of the Corporation's clients, strengthen developmental impact, increase the volume of high quality assets, and provide counter-cyclical support in countries affected by volatility in capital flows. Details and particulars of the reorganization plan were finalized and announced during the quarter ended June 30, 2002. The plan involved staff reductions, field office closings and reorganizations, and a headquarters reorganization which was substantially concluded during the year ending June 30, 2003.

The Corporation charged $13 million associated with the reorganization, included in administrative expenses in the income statement for the year ended June 30, 2002. The charge primarily represented costs associated with termination benefits (including outplacement consulting, job search assistance, training, medical insurance plan contributions, severance payments and related tax allowances) for 115 staff identified for separation as of June 30, 2002 and an additional amount, less than $1 million, associated with various field office closures and reorganizations. Actual expenses paid during the year ended June 30, 2003 and June 30, 2002 totaled $11 million. $1 million of the original accrual is expected to be paid in the year ending June 30, 2004. As a result, the original accrual has been revised downwards by $1 million.

NOTE S – TRUST FUNDS

The Corporation uses the services of IBRD to administer funds on behalf of donors which are restricted for specific uses, including technical assistance, feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the Corporation's assets. The responsibilities of the Corporation are to arrange for services generally not otherwise provided by it including full project implementation and procurement of goods and services. The distribution of Trust Fund assets by executing agent is as follows (US$ millions):

	June 30, 2003		June 30, 2002	
	Total fiduciary assets	Number of active funds	Total fiduciary assets	Number of active funds
Executed by the Corporation	$ 167	592	$ 131	568
Executed by the recipient	-	2	-	3
Total	$ 167	594	$ 131	571

NOTE T – CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition or results of operations.

Investment Portfolio

STATEMENT OF CUMULATIVE GROSS COMMITMENTS

at June 30, 2003

Country, region, or other area	Number of enterprises	Cumulative commitments[1] (US$ thousands) IFC	Syndi-cations	Total
Afghanistan	1	322	–	322
Albania	6	48,034	–	48,034
Algeria	9	82,175	5,381	87,557
Angola	2	2,110	–	2,110
Argentina	161	2,708,104	2,483,686	5,191,790
Armenia	2	5,837	–	5,837
Australia	4	975	–	975
Azerbaijan	12	136,745	100,000	236,745
Bangladesh	22	149,458	52,485	201,943
Barbados	3	8,625	–	8,625
Belarus	2	16,250	–	16,250
Belize	3	21,500	11,000	32,500
Benin	8	2,444	–	2,444
Bolivia	21	261,982	46,000	307,982
Bosnia and Herzegovina	24	111,982	10,555	122,536
Botswana	6	9,770	–	9,770
Brazil	153	3,623,208	3,029,137	6,652,345
Bulgaria	16	191,547	21,397	212,943
Burkina Faso	6	2,702	–	2,702
Burundi	3	6,626	–	6,626
Cambodia	3	2,140	–	2,140
Cameroon	26	292,775	471,500	764,275
Cape Verde	4	3,931	–	3,931
Chad	3	14,068	13,900	27,968
Chile	40	890,275	463,733	1,354,008
China	62	852,919	522,421	1,375,340
Colombia	62	821,011	488,191	1,309,202
Congo, Democratic Republic of	10	74,761	–	74,761
Congo, Republic of	6	115,168	25,000	140,168
Costa Rica	15	150,504	99,675	250,179
Côte d'Ivoire	43	249,157	73,916	323,073
Croatia	10	205,120	97,295	302,415
Cyprus	6	19,347	597	19,944
Czech Republic	16	384,308	241,466	625,774
Dominica	1	700	–	700
Dominican Republic	16	226,999	134,100	361,099
Ecuador	15	133,106	24,212	157,318
Egypt	49	698,036	506,927	1,204,963
El Salvador	11	124,618	113,500	238,118
Eritrea	1	949	–	949
Estonia	12	136,848	10,481	147,329
Ethiopia	4	21,848	1,663	23,511
Fiji	7	25,059	2,500	27,559
Finland	4	1,233	1,886	3,119
Gabon	5	115,588	110,000	225,588
Gambia, The	8	6,514	–	6,514
Georgia	8	73,294	–	73,294
Ghana	40	259,509	272,000	531,509
Greece	7	26,292	39,113	65,405
Grenada	2	8,000	–	8,000
Guatemala	16	204,375	110,000	314,375
Guinea	9	33,601	–	33,601
Guinea-Bissau	4	7,246	–	7,246
Guyana	4	4,911	–	4,911
Haiti	2	1,911	–	1,911
Honduras	7	63,332	79,385	142,717
Hungary	27	303,240	71,420	374,660
India	162	2,275,344	489,837	2,765,182
Indonesia	79	1,139,285	1,184,996	2,324,281
Iran, Islamic Republic of	7	34,343	7,662	42,005
Israel	1	10,500	–	10,500
Italy	1	960	–	960
Jamaica	16	183,149	79,654	262,803
Jordan	27	248,348	70,250	318,598
Kazakhstan	19	345,760	192,917	538,677
Kenya	60	300,314	58,720	359,034
Korea, Republic of	47	743,911	195,588	939,499
Kyrgyz Republic	6	45,550	–	45,550
Lao People's Democratic Republic	4	3,247	–	3,247
Latvia	5	73,897	35,000	108,897
Lebanon	25	308,878	230,430	539,308
Lesotho	2	454	–	454
Liberia	3	12,703	–	12,703
Lithuania	8	81,637	10,434	92,071
Macedonia, FYR	12	93,098	25,000	118,098
Madagascar	11	44,216	–	44,216
Malawi	14	35,854	–	35,854
Malaysia	11	54,862	5,353	60,215
Maldives	3	22,250	–	22,250
Mali	19	91,206	40,000	131,206
Mauritania	10	41,692	9,076	50,768
Mauritius	10	38,619	98	38,718
Mexico	116	2,477,721	1,916,908	4,394,629
Moldova	8	61,786	25,000	86,786
Mongolia	2	2,150	–	2,150
Morocco	29	403,792	502,932	906,724
Mozambique	20	186,782	–	186,782
Namibia	4	23,161	–	23,161
Nepal	6	70,673	36,000	106,673
Nicaragua	8	24,643	500	25,143
Niger	1	2,493	–	2,493
Nigeria	50	398,329	113,997	512,327
Oman	3	28,860	57,000	85,860
Pakistan	88	1,061,847	557,134	1,618,981
Panama	13	374,200	153,300	527,500
Papua New Guinea	2	13,300	–	13,300
Paraguay	4	15,008	–	15,008
Peru	41	488,919	298,621	787,540
Philippines	80	1,119,804	693,959	1,813,762
Poland	41	360,722	118,088	478,809
Portugal	8	51,811	11,000	62,811
Romania	19	276,631	193,885	470,515
Russian Federation	63	1,111,845	160,500	1,272,345
Rwanda	3	3,049	–	3,049
Saint Lucia	2	9,940	–	9,940
Samoa	4	1,085	–	1,085
Saudi Arabia	1	1,600	–	1,600
Senegal	20	92,169	11,782	103,951

STATEMENT OF CUMULATIVE GROSS COMMITMENTS

Country, region, or other area	Number of enterprises	Cumulative commitments[1] (US$ thousands) IFC	Syndications	Total
Serbia and Montenegro	15	231,824	92,610	324,434
Seychelles	6	29,359	2,500	31,859
Sierra Leone	4	29,186	–	29,186
Slovakia	5	115,544	–	115,544
Slovenia	11	211,484	52,816	264,300
Somalia	2	975	–	975
South Africa	37	257,097	15,000	272,097
Spain	5	19,043	1,635	20,678
Sri Lanka	24	121,532	23,372	144,903
Sudan	6	27,268	6,417	33,685
Swaziland	10	47,533	–	47,533
Syrian Arab Republic	3	17,200	–	17,200
Tajikistan	10	35,500	–	35,500
Tanzania	38	91,065	13,386	104,451
Thailand	56	1,021,895	1,699,670	2,721,565
Togo	7	18,255	–	18,255
Trinidad and Tobago	11	190,790	235,000	425,790
Tunisia	19	85,867	1,985	87,852
Turkey	115	2,109,402	1,352,676	3,462,078
Uganda	38	77,396	1,416	78,813
Ukraine	5	27,444	–	27,444
Uruguay	12	124,050	20,000	144,050
Uzbekistan	14	64,964	16,250	81,214
Vanuatu	1	5,398	–	5,398
Venezuela, República Bolivariana de	35	695,870	703,791	1,399,662
Vietnam	24	229,805	203,375	433,180
Yemen, Republic of	8	39,517	750	40,267
Zambia	28	149,773	24,044	173,818
Zimbabwe	50	284,262	99,000	383,262

Country, region, or other area	Number of enterprises	Cumulative commitments[1] (US$ thousands) IFC	Syndications	Total
Regional Investments:				
Sub-Saharan Africa	24	245,666	1,940	247,606
Asia & the Pacific	13	490,693	–	490,693
Europe & Central Asia	41	288,747	25,000	313,747
Latin America & the Caribbean	41	469,394	50,000	519,394
Other[2]	17	59,814	8,200	68,014
Worldwide Investments	28	496,566	208,000	704,566
Total:	**2990**	**37,245,664**	**22,078,977**	**59,324,641**

1 Cumulative commitments are composed of disbursed and undisbursed balances. The undisbursed portion is revalued at current exchange rates, while the disbursed portion represents the cost of commitment at the time of disbursement. Excludes risk management and guarantee facilities.

2 Of this amount, $9.6 million represents investments made at a time when the authorities on Taiwan represented China in the International Finance Corporation. The balance represents investments in West Bank and Gaza.

at June 30, 2003

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Original commitments[1] (US$ millions) Total syndi-cations	Investments held for IFC (US$ millions) Loans	Investments held for IFC (US$ millions) Equity (at cost)	Investments held for IFC (US$ millions) Total loans and equity
Angola							
Fabrica de Bleach Corasol Limitada	Chemicals	FY99	0.6	–	0.6	–	0.6
					0.6		0.6
Benin							
Bank of Africa Benin (BOAB)	Finance & Insurance	FY93, 94, 95	0.3	–	–	0.3	0.3
Finadev Microfinance	Finance & Insurance	FY01	0.3	–	–	0.3	0.3
Vision+	Industrial & Consumer Products	FY00	+	–	+	–	+
						0.7	0.7
Botswana							
Abercrombie & Kent Botswana (Proprietary) Limited	Accommodation & Tourism Services	FY00, 01	2.8	–	2.6	–	2.6
Africa Banking Corp Holdings Limited	Finance & Insurance	FY90, 02	3.0	–	–	3.0	3.0
Kalahari Diamonds Limited	Oil, Gas and Mining	FY03	2.0	–	–	2.0	2.0
					2.6	5.0	7.6
Burundi							
Florex Limited	Agriculture & Forestry	FY02	0.4	–	0.4	–	0.4
Vegetables and Flowers Exports S.A.	Agriculture & Forestry	FY01	0.5	–	0.6	–	0.6
					0.9		0.9
Cameroon							
Banque International du Cameroun Pour L'Épargne et le Crédit	Finance & Insurance	FY01	0.9	–	–	0.9	0.9
Cameroon Oil Transportation Company	Oil, Gas and Mining	FY01	86.1	86.1	86.1	–	86.1
Complexe Avicole de Mvog-Betsi	Agriculture & Forestry	FY96	0.3	–	0.3	–	0.3
Cotonnière Industrielle du Cameroun (CICAM)	Textiles, Apparel & Leather	FY86	6.5	–	2.2	–	2.2
FME-GAZ	Chemicals	FY02	0.3	–	0.4	–	0.4
Horizon Bilingual Education Complex	Education Services	FY01	0.4	–	0.4	–	0.4
Notacam S.A.	Textiles, Apparel & Leather	FY97	0.9	–	0.8	–	0.8
Pecten Cameroon Company	Oil, Gas and Mining	FY92, 96, 97, 98, 03	115.0	253.2	44.0	–	44.0
Société Agro-Industrielle et Commerciale du Cameroun (SAICAM)	Agriculture & Forestry	FY00	0.4	–	0.3	–	0.3
Société Camerounaise de Mobiles	Information	FY02	4.3	–	5.0	–	5.0
Société de Transports et Negoces du Cameroun SARL	Transportation and Warehousing	FY03	0.8	–	0.8	–	0.8
Société de Production, de Légumes S.A.	Agriculture & Forestry	FY94, 97	1.5	–	–	0.4	0.4
					140.3	1.2	141.5
Cape Verde							
Growela Cabo Verde, Limitada	Textiles, Apparel & Leather	FY94	1.0	–	0.1	–	0.1
Moura Company	Transportation and Warehousing	FY02	0.6	–	0.6	–	0.6
					0.8		0.8

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Chad							
Finadev Tchad	Finance & Insurance	FY03	0.2	–	–	0.2	0.2
Tchad Oil Transportation Company S.A. (TOTCO)	Oil, Gas and Mining	FY01	13.9	13.9	13.9	–	13.9
					13.9	0.2	14.1
Congo, Democratic Republic of							
Celtel Congo (RDC), S.p.r.l.	Information	FY02	7.0	–	6.0	–	6.0
Celtel Democratic Republic of Congo	Information	FY03	20.0	–	20.0	–	20.0
					26.0		26.0
Côte d'Ivoire							
Africaine De Bourse	Finance & Insurance	FY00	+	–	–	+	+
Bank of Africa (Cote d'Ivoire)	Finance & Insurance	FY99	0.2	–	–	0.2	0.2
Cinergy, SA	Utilities	FY99	40.5	30.3	32.1	–	32.1
Compagnie Ivoirienne de Production d'Électricité S.A.	Utilities	FY95	19.1	–	4.0	–	4.0
Drop Ivoire	Food & Beverages	FY99	1.2	–	1.3	–	1.3
FTG–Filature et Tissage Gonfreville	Textiles, Apparel & Leather	FY96	–	–	0.2	–	0.2
Industrial Promotion Services (Côte d'Ivoire) S.A.	Collective Investment Vehicles	FY88	0.8	–	–	0.8	0.8
Multi-Produits S.A.	Wholesale and Retail Trade	FY94, 97	0.8	–	+	+	+
Ocean Energy, Inc.	Oil, Gas and Mining	FY93, 95, 98	48.7	–	–	48.7	48.7
Omnium Chimique et Cosmétique (COSMIVOIRE)	Food & Beverages	FY87, 94, 97	9.2	–	–	2.4	2.4
Pétro Ivoire S.A.	Utilities	FY96, 00	1.6	–	0.6	–	0.6
Société Hotelière de la Lagune	Accommodation & Tourism Services	FY00	2.0	–	1.8	0.4	2.2
Société Medicale de Moyens et d'Equipements–SIMMEQ, S.A.	Health Care	FY01	1.1	–	1.5	–	1.5
Société Pour le Développement Industriel de la Région d'Odienné	Agriculture & Forestry	FY97	2.8	–	3.5	–	3.5
Texicodi S.A.	Textiles, Apparel & Leather	FY96	–	–	0.3	–	0.3
Tropical Rubber	Agriculture & Forestry	FY99	3.2	–	2.7	–	2.7
Établissements R. Gonfreville, S.A.	Textiles, Apparel & Leather	FY77, 87	12.0	–	–	+	+
					48.0	52.6	100.6
Gabon							
Vaalco Energy, Inc.	Oil, Gas and Mining	FY02	10.0	–	9.0	–	9.0
					9.0		9.0
Gambia, The							
Kerr Kande Farm Limited II	Agriculture & Forestry	FY98	0.2	–	0.2	–	0.2
Lyefish Company Limited	Food & Beverages	FY95	0.4	–	0.4	–	0.4
Ndebaan Medi–Services Company Limited	Health Care	FY94	0.2	–	0.2	–	0.2
					0.8		0.8

at June 30, 2003

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions)		Investments held for IFC (US$ millions)		
			Total IFC	Total syndi-cations	Loans	Equity (at cost)	Total loans and equity
Ghana							
Afariwaa Farms and Livestock Products Limited	Agriculture & Forestry	FY94	0.4	–	0.2	–	0.2
Antelope Company Limited	Chemicals	FY97	0.3	–	0.3	–	0.3
CAL Merchant Bank Limited	Finance & Insurance	FY90, 91, 93	8.9	–	–	0.9	0.9
Diamond Cement Ghana Limited	Nonmetallic Mineral Product Manufacturing	FY02	6.0	–	5.0	1.0	6.0
Enterprise Life Assurance Company Ltd. (ELAC)	Finance & Insurance	FY01	0.1	–	–	0.1	0.1
Ghana Aluminium Products Limited (Ghanal)	Primary Metals	FY92	0.4	–	–	0.4	0.4
Ghana Leasing Company Limited	Finance & Insurance	FY93, 94	5.8	–	–	1.5	1.5
Ghana Printing and Packaging Industries Limited	Pulp & Paper	FY02	1.7	–	1.7	–	1.7
Ghanaian Australian Goldfields Limited	Oil, Gas and Mining	FY90, 92, 96, 97	27.2	18.5	9.9	2.5	12.4
Network Computer Systems (NCS)	Information	FY98	0.7	–	0.5	–	0.5
NIIT Computer Training School	Education Services	FY01	0.2	–	0.2	–	0.2
Pharmacare Industries Company Limited	Chemicals	FY00	0.4	–	0.2	–	0.2
Professional Technical Services Limited	Industrial & Consumer Products	FY98	0.3	–	0.3	–	0.3
Shangri-la Hotel	Accommodation & Tourism Services	FY95	0.4	–	0.9	–	0.9
Sikaman Savings and Loan Company Limited	Finance & Insurance	FY01	0.5	–	–	0.5	0.5
Tacks Farms Ghana Limited	Agriculture & Forestry	FY97	0.4	–	0.4	–	0.4
					19.6	6.9	26.5
Guinea							
Agro Investment Company S.A.	Agriculture & Forestry	FY98	0.2	–	0.1	–	0.1
Société Aurifère de Guinée S.A.	Oil, Gas and Mining	FY92, 88	8.3	–	+	–	+
Société Guinéenne d'Hôtellerie et d'Investissements (SGHI)	Accommodation & Tourism Services	FY95, 99	4.5	–	3.3	0.6	3.8
					3.4	0.6	4.0
Guinea-Bissau							
Agribissau, S.A.R.L.	Agriculture & Forestry	FY95	0.8	–	0.1	–	0.1
Banco de Africa Occidental, S.A.R.L.	Finance & Insurance	FY00	0.3	–	–	0.3	0.3
					0.1	0.3	0.3
Kenya							
AAA Growers Limited	Agriculture & Forestry	FY00	0.5	–	0.6	–	0.6
AAR Health Services Limited	Health Care	FY98	0.5	–	–	0.5	0.5
Allpack Industries Limited	Pulp & Paper	FY92	0.4	–	–	0.4	0.4
Anspar Beverages Limited and Anspar Distributors Limited	Food & Beverages	FY00	2.7	–	2.0	0.7	2.7
Ceres Estates Limited	Food & Beverages	FY97	0.9	–	0.9	–	0.9
Deras Limited	Textiles, Apparel & Leather	FY99	1.0	–	1.0	–	1.0
Development Bank of Kenya Limited	Finance & Insurance	FY80, 84, 98	12.4	–	3.0	1.3	4.3
Diamond Trust of Kenya Limited	Finance & Insurance	FY82	0.8	–	–	0.8	0.8
Equitea EPZ Company Ltd.	Food & Beverages	FY98	0.4	–	0.3	0.1	0.4
Future Hotels Limited	Accommodation & Tourism Services	FY93	0.5	–	0.1	–	0.1
Gapco Kenya	Wholesale and Retail Trade	FY02	15.0	–	15.0	–	15.0

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Grain Bulk Handlers Limited	Transportation and Warehousing	FY98	10.0	–	6.5	–	6.5
Industrial Promotion Services (Kenya) Ltd.–Frigoken Ltd.	Transportation and Warehousing	FY92	0.1	–	–	0.1	0.1
Industrial Promotion Services (Kenya) Ltd.–Premier Foods Industries Ltd.	Food & Beverages	FY92	0.1	–	–	0.1	0.1
International Hotels (Kenya) Limited	Accommodation & Tourism Services	FY95	6.0	–	4.2	–	4.2
K-Rep Bank Limited	Finance & Insurance	FY97, 99	1.4	–	–	1.4	1.4
Kenya Airways Limiteds	Transportation and Warehousing	FY03	15.0	–	15.0	–	15.0
Leather Industries of Kenya Limited	Textiles, Apparel & Leather	FY84, 92	1.9	–	–	0.6	0.6
Lesiolo Grain Handlers Limited	Transportation and Warehousing	FY01	2.5	–	2.5	–	2.5
Locland Limited	Agriculture & Forestry	FY98	0.6	–	0.4	–	0.4
Mabati Rolling Mills Limited	Industrial & Consumer Products	FY00	11.5	–	10.0	–	10.0
Magana Flowers (K) Limited	Agriculture & Forestry	FY00	1.1	–	1.3	–	1.3
Makini School Limited	Education Services	FY97	0.5	–	0.3	–	0.3
Panafrican Paper Mills (E.A.) Ltd.	Pulp & Paper	FY70, 74, 77, 79, 81 88, 90, 94, 96	68.5	4.0	21.2	–	21.2
Redhill Flowers (Kenya) Limited	Agriculture & Forestry	FY97	0.3	–	0.3	–	0.3
Tourism Promotion Services (Kenya) Ltd.	Accommodation & Tourism Services	FY72	1.6	0.8	–	+	+
Transenergy Limited	Transportation and Warehousing	FY99	1.0	–	0.2	–	0.2
Tsavo Power Company Ltd.	Utilities	FY92, 00, 01	17.6	23.5	14.3	0.8	15.1
					98.9	6.9	105.8
Liberia							
Liberian Agricultural Company	Agriculture & Forestry	FY00	3.5	–	1.8	–	1.8
					1.8		1.8
Madagascar							
Aquaculture de la Mahajamba (AQUALMA)	Agriculture & Forestry	FY92, 93, 96	6.4	–	0.4	0.6	1.0
Bank of Africa Madagascar	Finance & Insurance	FY00	1.3	–	0.6	0.8	1.5
BNI-Crédit Lyonnais Madagascar, S.A.	Finance & Insurance	FY92	2.6	–	–	2.6	2.6
Grands Hôtels de Madagascar	Accommodation & Tourism Services	FY98	1.1	–	0.8	–	0.8
La Financière d'Investissement ARO	Collective Investment Vehicles	FY90, 91	0.5	–	–	0.5	0.5
Les Pêcheries de Nossi Be, S.A.	Agriculture & Forestry	FY84, 90	6.3	–	–	0.2	0.2
Société d'Exploitation Hôtelière et Touristique	Accommodation & Tourism Services	FY95	0.4	–	0.2	–	0.2
Société Textile de Mahajunga S.A.	Textiles, Apparel & Leather	FY77, 87	15.0	–	1.7	–	1.7
					3.8	4.7	8.5
Malawi							
Ivy League Developments Ltd. T/A Ufulu Gardens	Accommodation & Tourism Services	FY98	0.3	–	0.2	–	0.2

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Kabula Hotel Limited	Accommodation & Tourism Services	FY00	0.6	–	0.6	–	0.6
Maravi Flowers Ltd.	Agriculture & Forestry	FY97	0.6	–	0.2	–	0.2
Mwaiwathu Private Hospital Ltd.	Health Care	FY97	0.8	–	–	0.8	0.8
National Insurance Company Limited	Finance & Insurance	FY00	1.0	–	–	1.0	1.0
					1.1	1.9	2.9
Mali							
Etablissement Zaumana Traore Suarl	Transportation and Warehousing	FY92	0.1	–	0.5	–	0.5
Grand Hôtel de Bamako	Accommodation & Tourism Services	FY94, 98, 03	4.5	–	2.5	–	2.5
Graphique Industrie S.A.	Pulp & Paper	FY92	–	–	0.7	–	0.7
Groupement des Grands Garages de Bamako	Industrial & Consumer Products	FY97	0.7	–	0.7	–	0.7
Hotel Le Rabelais	Accommodation & Tourism Services	FY92	–	–	0.2	–	0.2
Société d'Exploitation des Mines d'Or de Sadiola S.A.	Oil, Gas and Mining	FY95	39.8	25.0	–	4.8	4.8
Timbuktu Trading and Transport	Transportation and Warehousing	FY98	0.1	–	0.2	–	0.2
					4.7	4.8	9.5
Mauritania							
Générale de Banque de Mauritanie pour l'Investissement et le Commerce	Finance & Insurance	FY98, 00	11.2	–	7.0	0.1	7.1
TIVISKI S.A.R.L.	Food & Beverages	FY92	+	–	0.6	–	0.6
					7.6	0.1	7.6
Mauritius							
Consolidated Mills Limited	Primary Metals	FY92	0.7	–	–	0.2	0.2
Mauritius Venture Capital Fund Limited	Collective Investment Vehicles	FY96	1.4	–	–	0.9	0.9
Socota Textile Mills Limited	Textiles, Apparel & Leather	FY87	6.0	–	–	+	+
						1.1	1.1
Mozambique							
Ausmoz Farm Holdings, Lda.	Agriculture & Forestry	FY01	0.7	–	0.7	–	0.7
Auto Body Grand Prix Lda	Industrial & Consumer Products	FY03	0.4	–	0.5	–	0.5
BIM - Investimento	Finance & Insurance	FY99	0.3	–	–	0.3	0.3
Cabo Caju, LDA	Food & Beverages	FY00	0.6	–	0.6	–	0.6
Companhia De Pescas Da Zambezia Lda	Food & Beverages	FY98	1.0	–	1.0	–	1.0
Complexo Turistico Oasis de Xai-Xai Limitada	Accommodation & Tourism Services	FY98	0.7	–	0.7	–	0.7
Hoteis Polana Limitada	Accommodation & Tourism Services	FY93	3.5	–	0.2	–	0.2
Maragra Acucar SARL	Food & Beverages	FY00	10.3	–	10.3	–	10.3
Mozambique Aluminum S.A.R.L.	Primary Metals	FY98, 01	133.0	–	128.1	–	128.1
NovoBanco S.A.R.L.	Finance & Insurance	FY01	0.2	–	–	0.2	0.2
Rodoviária da Beira Lda.	Transportation and Warehousing	FY99	0.2	–	0.2	–	0.2
					142.2	0.5	142.7

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Namibia							
Life Office of Namibia Limited	Finance & Insurance	FY98, 01	1.6	–	–	1.6	1.6
Nedcor Investment Bank Holding	Finance & Insurance	FY01	0.7	–	0.5	0.2	0.7
Pescanova Holdings of Namibia Limited	Food & Beverages	FY95, 97, 98, 03	20.2	–	12.4	–	12.4
					12.9	1.8	14.7
Nigeria							
Abuja International Diagnostic Center	Health Care	FY97	2.5	–	1.8	0.7	2.5
Adamac Industries Limited	Oil, Gas and Mining	FY03	25.0	15.0	25.0	–	25.0
Andchristie Company Limited	Information	FY97	0.2	–	0.1	–	0.1
Ansbby Nigeria Limited	Chemicals	FY99	0.1	–	0.1	–	0.1
Arewa United Stores Limited	Textiles, Apparel & Leather	FY64, 67, 70, 92	6.6	0.7	–	+	+
Capital Alliance Private Equity Fund	Collective Investment Vehicles	FY00	7.5	–	–	7.5	7.5
Citibank Nigeria	Finance & Insurance	FY01	20.0	–	18.3	–	18.3
Diamond Bank Nigeria	Finance & Insurance	FY01	20.0	–	14.0	–	14.0
E. Ekesons Brothers Nigeria Limited	Transportation and Warehousing	FY97	0.4	–	0.1	–	0.1
First Securities Discount House	Finance & Insurance	FY93	0.9	–	–	0.9	0.9
FSB International Bank	Finance & Insurance	FY01	22.5	–	22.5	–	22.5
Global Fabrics Manufacturers Limited	Textiles, Apparel & Leather	FY00	0.3	–	0.3	–	0.3
Guaranty Trust Bank Plc.	Finance & Insurance	FY01	20.0	–	18.0	–	18.0
Hercules Tyres Manufacturing Nigeria Ltd.	Plastics & Rubber	FY00	1.3	–	1.3	–	1.3
Hygeia Nigeria Limited	Health Care	FY00	0.6	–	0.2	0.2	0.4
Ikeja Hotel PLC	Accommodation & Tourism Services	FY81, 85, 88	12.3	–	–	1.5	1.5
Investment Banking and Trust Company Limited	Finance & Insurance	FY01	20.0	–	20.0	–	20.0
Mid-East Nigeria Limited	Nonmetallic Mineral Product Manufacturing	FY96	0.1	–	0.1	–	0.1
The Moorhouse Company Limited	Accommodation & Tourism Services	FY98	1.4	–	0.8	–	0.8
Niger Delta Contractor Revolving Credit Facility	Finance & Insurance	FY02	15.0	–	15.0	–	15.0
Oha Motors (Nigeria) Limited	Transportation and Warehousing	FY01	0.9	–	0.8	–	0.8
Radmed Diagnostic Center Limited	Health Care	FY98	0.3	–	0.2	–	0.2
Safety Center International Limited	Education Services	FY01	0.6	–	0.5	0.1	0.6
Tourist Company of Nigeria Limited	Accommodation & Tourism Services	FY94	2.5	–	–	+	+
United Bank for Africa (plc)	Finance & Insurance	FY02	30.0	–	30.0	–	30.0
Vinfesen Industries Limited	Plastics & Rubber	FY96	1.0	–	1.0	–	1.0
					170.1	10.8	180.9
Senegal							
Banque de l'Habitat du Sénégal, S.A.	Finance & Insurance	FY80	0.5	–	–	0.5	0.5
Ciments du Sahel S.A.	Nonmetallic Mineral Product Manufacturing	FY00	18.1	–	18.8	2.3	21.1
Groupe Scolaire Fanaicha	Education Services	FY99	0.3	–	0.3	–	0.3
GTi Dakar LLC	Utilities	FY98	10.8	11.0	8.8	1.7	10.4
Royal Saly S.A.	Accommodation & Tourism Services	FY02	1.2	–	1.3	–	1.3

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Société d'Exploitation des Ressources Thonières	Food & Beverages	FY96, 97, 99	1.3	–	–	0.4	0.4
					29.2	4.8	34.1
Seychelles							
Acajoux Hotel Limited	Accommodation & Tourism Services	FY95	1.0	–	0.2	–	0.2
Coral Strand Hotel	Accommodation & Tourism Services	FY96	3.3	–	1.2	–	1.2
Seychelles Internacional Mercantile Banking Corporation Limited	Finance & Insurance	FY99	10.0	–	3.0	–	3.0
					4.5		4.5
Sierra Leone							
MSICIH II Celtel Sierra Leone	Information	FY02	4.0	–	3.4	–	3.4
					3.4		3.4
South Africa							
African Bank Limited	Finance & Insurance	FY02	48.3	–	55.4	–	55.4
African Life Assurance Company Limited	Finance & Insurance	FY95, 96, 99	20.7	–	–	18.1	18.1
The Biotech Venture Partners Fund	Collective Investment Vehicles	FY02	2.4	–	–	2.4	2.4
Carosa Farm (Proprietary) Limited	Agriculture & Forestry	FY97	0.6	–	0.1	0.1	0.2
Cheiron Health Technologies (Pty) Ltd.	Professional, Scientific and Technical Services	FY00	1.3	–	0.2	0.6	0.9
Dargle Timber (Pty) Ltd./ Bulwer Timber (Pty) Limited	Industrial & Consumer Products	FY99	0.6	–	0.3	0.2	0.5
Decentralised Banking Solutions Consult (Pty) Limited	Information	FY00	0.8	–	–	0.8	0.8
Edu-Loan (Pty) Ltd.	Finance & Insurance	FY02	1.9	–	2.6	–	2.6
Eerste River Medical Center	Health Care	FY98	1.0	–	–	1.0	1.0
First Rand Bank Limited	Finance & Insurance	FY00	30.0	–	21.0	–	21.0
Foxtrot Meat Processors CC	Food & Beverages	FY99	0.4	–	0.3	–	0.3
Freecom (Pty) Ltd.	Industrial & Consumer Products	FY02	0.3	–	0.3	0.1	0.4
New Africa Mining Fund	Collective Investment Vehicles	FY03	5.0	–	–	5.0	5.0
New South Africa Pizza Investment Company Ltd.	Accommodation & Tourism Services	FY99	0.4	–	+	–	+
Printability	Pulp & Paper	FY01	6.0	–	5.1	3.9	8.9
Rubico Holding SA (Pty) Ltd.	Information	FY01, 02	6.3	–	1.3	5.0	6.3
South Africa Capital Growth Fund	Collective Investment Vehicles	FY96	20.0	–	–	1.5	1.5
South Africa Franchise Equity Fund Limited	Collective Investment Vehicles	FY95	2.1	–	–	1.2	1.2
South Africa Home Loans	Finance & Insurance	FY00, 02, 03	7.4	–	2.0	5.8	7.7
South African Private Equity Fund III, L.P.	Collective Investment Vehicles	FY99	35.0	–	–	27.9	27.9
Spier Estate Hotel	Accommodation & Tourism Services	FY02	11.9	–	14.0	1.9	15.9
Tusk Project Management (Pty) Ltd.	Professional, Scientific and Technical Services	FY01	1.6	–	1.4	0.1	1.6
					104.0	75.5	179.5

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Swaziland							
Natex Swaziland Limited	Textiles, Apparel & Leather	FY85, 88, 93	13.6	–	3.6	+	3.6
Swazi Paper Mills Ltd	Pulp & Paper	FY02	3.7	–	5.0	–	5.0
Swazi Wattle Industries (Pty) Ltd	Chemicals	FY01	0.9	–	0.7	0.2	1.0
Swaziland Industrial Development Company Limited	Finance & Insurance	FY87, 93	3.3	–	–	1.0	1.0
The Royal Swaziland Sugar Corporation Limited	Food & Beverages	FY78, 86	10.0	–	–	0.5	0.5
					9.3	1.8	11.0
Tanzania							
2000 Industries Limited	Food & Beverages	FY02	1.6	–	1.6	–	1.6
Abercrombie & Kent Tanzania Limited	Accommodation & Tourism Services	FY96, 00	0.8	–	0.1	–	0.1
Aqva Ginners Tanzania Ltd.	Agriculture & Forestry	FY97	0.8	–	0.7	–	0.7
Blue Bay Company Limited	Accommodation & Tourism Services	FY99	1.5	–	1.3	–	1.3
Boundary Hill Lodge Ltd.	Accommodation & Tourism Services	FY01	0.2	–	0.2	–	0.2
Continental Flowers Limited	Agriculture & Forestry	FY97	0.4	–	0.3	–	0.3
Exim Bank of Tanzania	Finance & Insurance	FY02	3.5	–	3.5	–	3.5
Indian Ocean Hotel Limited	Accommodation & Tourism Services	FY00	2.5	–	2.5	–	2.5
International House Property Limited	Construction and Real Estate	FY97	2.3	–	0.6	0.6	1.2
Maji Masafi Limited	Food & Beverages	FY98	1.1	–	0.2	–	0.2
Milcafe Limited	Agriculture & Forestry	FY97	0.3	–	0.2	–	0.2
Moshi Leather Industries Limited, Tanzania	Textiles, Apparel & Leather	FY95	0.2	–	–	0.2	0.2
National Bank of Commerce	Finance & Insurance	FY01	10.0	–	–	10.0	10.0
Tanzania Breweries Limited	Food & Beverages	FY95	6.0	–	–	6.0	6.0
Tourism Promotion Services (Tanzania) Limited	Accommodation & Tourism Services	FY94	8.9	–	5.9	0.9	6.7
Tourism Promotion Services (Zanzibar) Limited	Accommodation & Tourism Services	FY95, 99	1.4	–	0.6	0.2	0.8
Zanzíbar Safari Club Limited	Accommodation & Tourism Services	FY00	0.7	–	0.7	–	0.7
					18.3	17.9	36.2
Togo							
West African Cement S.A	Nonmetallic Mineral Product Manufacturing	FY00	5.7	–	2.9	1.2	4.2
					2.9	1.2	4.2
Uganda							
Agro Management Limited	Chemicals	FY96	1.0	–	0.6	0.4	1.0
CelTel Limited (Uganda)	Information	FY95, 01	10.3	–	1.5	–	1.5
Clovergem Fish and Foods Limited	Food & Beverages	FY93	1.0	–	0.8	–	0.8
Conrad Plaza Limited	Construction and Real Estate	FY97	1.5	–	0.8	–	0.8
Development Finance Company of Uganda Limited	Finance & Insurance	FY85, 92, 93	1.0	–	–	1.3	1.3
Executive Investments Ltd.	Construction and Real Estate	FY98	1.0	–	0.6	–	0.6

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Gomba Fishing Industries Ltd.	Agriculture & Forestry	FY99	1.4	–	0.6	–	0.6
Ladoto Ginners Limited	Agriculture & Forestry	FY00	0.8	–	0.8	–	0.8
Mosa Court Apartments Limited	Construction and Real Estate	FY98	0.8	–	0.2	–	0.2
Rainbow International School Kampala Limited	Education Services	FY95	0.8	–	0.6	–	0.6
Rwenzori Properties Limited	Construction and Real Estate	FY94	1.0	–	0.1	–	0.1
Skyblue Apart-Hotel	Accommodation & Tourism Services	FY94	0.5	–	0.3	–	0.3
Sugar Corporation of Uganda Limited	Food & Beverages	FY84	10.4	–	4.0	–	4.0
Tilda (Uganda) Limited	Agriculture & Forestry	FY99	1.9	–	1.2	–	1.2
White Nile Diaries (U) Limited	Food & Beverages	FY99	0.3	–	0.2	–	0.2
					12.3	1.7	14.0
Zambia							
Africa Plantations Company Limited and African Highlands Plantations Company Limited	Agriculture & Forestry	FY00	2.5	–	1.3	–	1.3
Amaka Cotton Ginneries Limited	Agriculture & Forestry	FY99	1.3	–	1.3	–	1.3
Chingola Hotel	Accommodation & Tourism Services	FY02	1.0	–	1.0	–	1.0
Drilltech Engineering Limited	Oil, Gas and Mining	FY99	0.1	–	0.1	0.1	0.3
Esquire Roses Farm Limited	Agriculture & Forestry	FY00	0.5	–	0.3	–	0.3
JY Estates Limited	Agriculture & Forestry	FY98	0.9	–	0.9	–	0.9
Marasa Holdings Limited	Accommodation & Tourism Services	FY01	4.6	–	4.2	–	4.2
Michelangelo Executive Lodge Limited	Accommodation & Tourism Services	FY02	0.2	–	0.2	–	0.2
National Insurance Company (Zambia) Limited	Finance & Insurance	FY99	0.3	–	–	0.3	0.3
Zambia Bata Shoe Company Limited	Textiles, Apparel & Leather	FY72, 73	1.1	1.1	–	0.2	0.2
Zamcell Zambia Ltd.	Information	FY99, 00	8.8	–	5.5	1.0	6.5
					14.7	1.7	16.4
Zimbabwe							
Agflora (PVT) Limited	Agriculture & Forestry	FY97	0.2	–	0.2	–	0.2
Bell Medical Centers Limited	Health Care	FY00	0.8	–	–	0.8	0.8
Belvedere Maternity Home (PVT) Ltd.	Health Care	FY99	0.2	–	–	0.2	0.2
Commercial Bank of Zimbabwe Limited	Finance & Insurance	FY98	27.0	–	14.0	–	14.0
Deraswiss Zimbabwe (Pvt) Ltd.	Textiles, Apparel & Leather	FY00	0.9	–	1.1	–	1.1
First Merchant Bank of Zimbabwe Limited	Finance & Insurance	FY91, 98	30.6	15.0	1.8	–	1.8
Hy-Veld Holdings (Pvt) Ltd	Food & Beverages	FY99	1.3	–	1.3	–	1.3
Isfar (Pvt) Limited	Textiles, Apparel & Leather	FY97	0.1	–	0.1	–	0.1
Itachi Plastics (Pvt) Limited	Plastics & Rubber	FY96	0.4	–	0.3	0.1	0.3
Lowveld Leather (PVT) Limited	Textiles, Apparel & Leather	FY97	0.5	–	0.3	0.2	0.5
Shagelok Chemicals (PVT) Limited	Chemicals	FY97	1.0	–	0.9	0.2	1.0
Stone Holdings Limited, Zimbabwe	Oil, Gas and Mining	FY96	1.5	–	1.4	–	1.4
Trinidad Industries (Private) Limited	Chemicals	FY97	1.5	–	0.1	0.6	0.7
UDC Limited	Finance & Insurance	FY85, 87, 89, 96, 00	14.8	–	1.2	–	1.2

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Venture Capital Company of Zimbabwe, Ltd.	Collective Investment Vehicles	FY91	0.5	–	–	0.5	0.5
Victoria Falls Safari Lodge Hotel (Private) Ltd.	Accommodation & Tourism Services	FY94	2.8	–	–	0.2	0.2
The Zambezi Fund Mauritius (Private) Limited	Collective Investment Vehicles	FY97	2.5	–	–	0.5	0.5
Zambezi Safari Lodges	Accommodation & Tourism Services	FY96	1.3	–	1.0	–	1.0
					23.7	3.2	26.9
Regional Investments							
The Africa Emerging Markets Fund	Collective Investment Vehicles	FY94	7.5	–	–	7.3	7.3
Africa International Financial Holdings, LLC	Collective Investment Vehicles	FY03	6.6	–	–	6.6	6.6
Africa Media Group Limited	Information	FY02	5.0	–	–	5.0	5.0
African Infrastructure Fund	Collective Investment Vehicles	FY00	74.8	–	–	74.5	74.5
Africap Microfinance Fund Ltd.	Finance & Insurance	FY02	2.0	–	–	2.0	2.0
AIG African Infrastructure Management	Collective Investment Vehicles	FY00	0.2	–	–	0.2	0.2
Aureos East Africa Fund, LLC	Collective Investment Vehicles	FY03	4.0	–	–	4.0	4.0
Aureos Southern Africa Fund, LLC	Collective Investment Vehicles	FY03	6.0	–	–	6.0	6.0
Coca Cola SABCO (Pty) Ltd.	Food & Beverages	FY02	20.0	–	10.0	10.0	20.0
Ecobank Transnational Incorporated	Finance & Insurance	FY99	7.5	–	3.8	3.8	7.5
Energy Africa Limited	Oil, Gas and Mining	FY92	–	–	–	38.0	38.0
Framlington Asset Management West Africa SA	Collective Investment Vehicles	FY99	+	–	–	+	+
Industrial Promotion Services (Kenya) Limited	Collective Investment Vehicles	FY82	1.2	–	–	1.2	1.2
Mining and Contracting Services Limited	Oil, Gas and Mining	FY01	34.0	40.0	30.0	4.0	34.0
Mobile Systems International Cellular Investments Holdings, B.V.	Information	FY00, 02	33.3	–	–	33.3	33.3
Osprey Oil and Gas Limited	Oil, Gas and Mining	FY03	0.3	–	–	0.3	0.3
West Africa Growth Fund	Collective Investment Vehicles	FY97	6.3	–	–	5.1	5.1
					43.8	201.3	245.0
Total equity and loans					**975.2**	**408.8**	**1,384.0**
Total guarantees and risk management products							**60.0**
Total IFC portfolio for Sub-Saharan Africa							**1,444.0**

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Bangladesh							
Delta BRAC Housing Finance Corporation Ltd.	Finance & Insurance	FY98	3.0	–	2.3	0.7	3.0
Dynamic Textile Industries Limited	Textiles, Apparel & Leather	FY92	2.5	2.0	1.9	–	1.9
GrameenPhone Limited	Information	FY00	18.2	–	10.0	1.6	11.6
HeidelbergCement Bangladesh Limited	Nonmetallic Mineral Product Manufacturing	FY01	10.0	–	10.0	–	10.0
Industrial Development Leasing Company of Bangladesh Limite	Finance & Insurance	FY85, 96	3.2	–	–	0.1	0.1
Industrial Promotion and Development Company of Bangladesh Limited	Finance & Insurance	FY80, 99	11.1	–	6.9	1.1	7.9
Khulna Power Company Limited	Utilities	FY99	22.5	51.0	15.6	–	15.6
Lafarge Surma Cement Ltd.	Nonmetallic Mineral Product Manufacturing	FY02	45.0	–	35.0	10.0	45.0
R.A.K. Ceramics (Bangladesh) Pvt. Ltd.	Nonmetallic Mineral Product Manufacturing	FY03	12.0	–	12.0	–	12.0
					93.7	13.4	107.1
Cambodia							
ACLEDA Bank	Finance & Insurance	FY00	0.5	–	–	0.5	0.5
Aman Siem Reap	Accommodation & Tourism Services	FY03	1.2	–	1.2	–	1.2
SEF Hagar Soya	Food & Beverages	FY03	0.5	–	–	0.5	0.5
					1.2	0.9	2.1
China							
Advantage China Holdings Limited	Finance & Insurance	FY02, 03	0.7	–	–	0.7	0.7
ASIMCO Interntional Casting (Shanxi) Co., Ltd.	Industrial & Consumer Products	FY00	19.0	–	16.7	–	16.7
Bank of Shanghai	Finance & Insurance	FY00, 02	50.3	–	–	50.3	50.3
Beijing Hormel Foods Company Limited	Food & Beverages	FY97	5.5	5.5	1.8	0.5	2.3
BNP Paribas Peregrine China Investment Bank	Finance & Insurance	FY03	11.6	–	–	11.6	11.6
CDH China Fund	Collective Investment Vehicles	FY02	20.0	–	–	19.7	19.7
Chengdu Chemical Company Ltd.	Chemicals	FY99	10.6	8.6	6.7	3.2	9.9
Chengxin International Credit Ratings Limited	Finance & Insurance	FY99	0.4	–	–	0.4	0.4
China Dynamic Growth Fund L.P.	Collective Investment Vehicles	FY94	12.4	–	–	8.8	8.8
China Huarong Asset Management Corporation	Finance & Insurance	FY02	34.5	–	31.5	3.0	34.5
China Infrastructure Group Holdings PLC.	Transportation and Warehousing	FY99, 00	4.5	–	–	4.5	4.5
China Minsheng Banking Corp., Ltd.	Finance & Insurance	FY03	23.5	–	–	23.5	23.5
China Walden Management Limited	Collective Investment Vehicles	FY94	+	–	–	+	+
China Walden Venture Investments Limited	Collective Investment Vehicles	FY94	7.5	–	–	+	+
CSRC China Corporation	Chemicals	FY02	11.0	–	9.0	2.0	11.0
Dalian Float Glass Company Limited	Nonmetallic Mineral Product Manufacturing	FY95	32.9	30.5	–	2.4	2.4
Dupont Suzhou Polyester Co. Ltd.	Textiles, Apparel & Leather	FY96	29.1	52.0	9.3	4.1	13.5
Great Infotech	Information	FY03	3.5	–	–	3.5	3.5

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions)		Investments held for IFC (US$ millions)		
			Total IFC	Total syndi-cations	Loans	Equity (at cost)	Total loans and equity
Hansom Investment Limited	Transportation and Warehousing	FY99	16.1	–	–	0.1	0.1
Interstate Energy Corporation Pte, Ltd.	Utilities	FY02	20.0	–	20.0	–	20.0
Jilin Zhengye Agriculture Development Co.	Food & Beverages	FY03	15.0	–	15.0	–	15.0
Nanjing City Commercial Bank	Finance & Insurance	FY02	26.6	–	–	26.6	26.6
Nanjing Kumho Tire Co. Ltd.	Plastics & Rubber	FY96	17.4	38.8	4.9	3.8	8.7
New China Life Insurance Co.,Ltd	Finance & Insurance	FY01	30.7	–	–	30.7	30.7
Newbridge Investment Partners, L.P.	Collective Investment Vehicles	FY95	6.7	–	–	2.0	2.0
Orient Finance Company, Ltd.	Finance & Insurance	FY97	10.0	20.0	7.6	–	7.6
Pacific Ports Company Limited	Transportation and Warehousing	FY97	–	–	–	2.5	2.5
Paris-Shanghai Asset Management Co. Ltd.	Finance & Insurance	FY03	1.9	–	–	1.9	1.9
Peak Pacific Investment Company	Utilities	FY02	25.0	–	25.0	–	25.0
Plantation Timber Products Holdings Limited	Industrial & Consumer Products	FY00	1.5	–	–	2.5	2.5
Scana Leshan Machinery Co., Ltd.	Primary Metals	FY99	7.4	–	5.4	1.4	6.7
Shanghai Hormel Foods Co. Ltd.*	Food & Beverages	FY92	(0.5)	(0.5)	0.5	–	0.5
Shanghai Krupp Stainless Co., Ltd.	Primary Metals	FY00	30.0	68.8	28.9	–	28.9
Shanghai Midway Infrastructure (Holdings), Ltd.	Transportation and Warehousing	FY99	–	–	–	16.0	16.0
Shenzhen China Bicycles Company (Holdings) Limited	Industrial & Consumer Products	FY88, 92, 94	20.9	–	4.5	–	4.5
Shenzhen Tai-Yang PCCP Company Limited	Nonmetallic Mineral Product Manufacturing	FY93	5.0	–	3.8	+	3.8
Sichuan SME Investment Fund	Collective Investment Vehicles	FY01	6.0	–	–	6.0	6.0
Sino Mining Limited	Oil, Gas and Mining	FY03	5.0	–	–	5.0	5.0
Sino-Forest Plantation	Agriculture & Forestry	FY02	25.0	–	25.0	–	25.0
Suzhou Huasu Plastics Co., Ltd.	Chemicals	FY97	24.5	22.2	–	2.5	2.5
Weihai Weidongri Comprehensive Foodstuff Co., Ltd.	Food & Beverages	FY96	4.5	4.9	1.3	–	1.3
Wuhan International Container Transshipment Company Limited	Transportation and Warehousing	FY99	5.0	–	5.0	–	5.0
Xi'an City Commercial Bank	Finance & Insurance	FY03	19.9	–	–	19.9	19.9
Yantai Mitsubishi Cement Company Limited	Nonmetallic Mineral Product Manufacturing	FY93	30.7	–	7.9	2.0	9.9
Zibo Wan Jie Tumor Hospital	Health Care	FY02	15.0	–	15.0	–	15.0
					244.8	261.1	505.9
Fiji							
Hillview Limited	Accommodation & Tourism Services	FY99	3.9	–	5.2	–	5.2
					5.2		5.2

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
India							
The Ahmedabad Electricity Company Limited	Utilities	FY89	20.8	–	1.1	–	1.1
Alok Industries Limited	Textiles, Apparel & Leather	FY03	17.5	–	17.5	–	17.5
Ambuja Cement Rajashtan Ltd.	Nonmetallic Mineral Product Manufacturing	FY94	19.4	17.0	–	4.9	4.9
Apollo Tyres Limited	Plastics & Rubber	FY03	21.0	15.0	21.1	–	21.1
The Arvind Mills Limited	Textiles, Apparel & Leather	FY92	20.9	–	–	7.5	7.5
Asian Electronics Ltd. (AEL)	Industrial & Consumer Products	FY98	5.5	–	–	5.5	5.5
Balrampur Chini Mills Ltd.	Food & Beverages	FY03	14.9	–	15.0	–	15.0
Bharti Mobile Limited	Information	FY01	20.0	–	–	20.0	20.0
Bhartiya Samruddhi Finance Limited	Finance & Insurance	FY01	1.0	–	–	1.0	1.0
Bihar Sponge Iron Ltd.	Primary Metals	FY85, 91	15.9	–	13.2	0.7	13.9
Centurion Bank Limited	Finance & Insurance	FY95, 97	18.9	–	0.5	4.6	5.1
CESC Limited	Utilities	FY91, 93	54.7	67.0	30.1	–	30.1
CFL Capital Financial Services Limited	Finance & Insurance	FY97	20.0	–	19.6	–	19.6
Continentals Carbon India Limited	Chemicals	FY01	9.0	11.5	9.0	–	9.0
Cosmo Films Limited	Plastics & Rubber	FY03	10.0	–	10.0	–	10.0
Dataquest Management and Communications Ltd.	Information	FY03	2.0	–	0.5	1.5	2.0
Dewan Housing Finance Corporation Ltd.	Finance & Insurance	FY03	12.9	–	12.9	–	12.9
Eurolight Electricals Pvt., Ltd.	Industrial & Consumer Products	FY98	+	–	–	+	+
GE Capital Transportation Financial Services Ltd.	Finance & Insurance	FY95	19.4	–	–	4.4	4.4
Global Trade Finance (Pvt.) Limited	Finance & Insurance	FY01	2.4	–	–	2.4	2.4
Global Trust Bank	Finance & Insurance	FY94, 98, 00, 01	16.0	–	5.0	9.9	14.9
Gujarat Ambuja Cements Ltd.	Nonmetallic Mineral Product Manufacturing	FY94	25.8	–	–	7.3	7.3
GVK Industries Ltd.	Utilities	FY92, 96	37.5	38.8	–	7.5	7.5
Henkel SPIC India Ltd.	Chemicals	FY95, 00	4.7	–	–	4.7	4.7
Housing Development Finance Corporation Limited	Finance & Insurance	FY78, 87, 91, 92, 93, 03	147.8	60.0	100.0		100.0
IL&FS Venture Corporation Limited	Collective Investment Vehicles	FY93, 95	1.0	–	–	1.0	1.0
IndAsia Fund Advisors Pvt. Ltd.	Collective Investment Vehicles	FY01	15.0	–	–	15.0	15.0
India Auto Ancillary Fund	Collective Investment Vehicles	FY99	2.3	–	–	2.3	2.3
The India Direct Fund, L.P.	Collective Investment Vehicles	FY96	7.5	–	–	7.2	7.2
India Lease Development Limited	Finance & Insurance	FY85, 90, 95	4.6	–	–	0.9	0.9
Indian Infrastructure Equipment Limited	Finance & Insurance	FY02	3.1	–	–	3.1	3.1
The Indian Seamless Metal Tubes Limited	Primary Metals	FY01	10.5	–	10.5	–	10.5
Indo Rama Synthetics Ltd.	Textiles, Apparel & Leather	FY92, 94, 96	56.8	–	12.5	7.7	20.2
Indo Rama Textiles Ltd	Textiles, Apparel & Leather	FY92	–	–	–	1.9	1.9
Indus Investments Mauritius Limited	Collective Investment Vehicles	FY96	+	–	–	+	+

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Indus Venture Capital Fund I	Collective Investment Vehicles	FY92	1.0	–	–	0.6	0.6
Indus Venture Investments Limited	Collective Investment Vehicles	FY96	5.0	–	–	4.3	4.3
Indus Venture Management Limited	Collective Investment Vehicles	FY92	+	–	–	+	+
Information Technology Fund	Collective Investment Vehicles	FY94	0.6	–	–	0.6	0.6
Infrastructure and Development Finance Company Limited	Finance & Insurance	FY98	15.5	–	–	15.5	15.5
Infrastructure Leasing & Financial Services Limited	Finance & Insurance	FY91, 93, 95, 99	48.0	–	–	8.0	8.0
ING Vysya Bank	Finance & Insurance	FY01	7.3	–	–	3.7	3.7
Ispat Industries Limited	Primary Metals	FY92, 95, 97	62.9	–	30.4	13.7	44.1
Jet Airways (P) Ltd.	Transportation and Warehousing	FY01	15.0	–	–	15.0	15.0
Larsen & Toubro	Construction and Real Estate	FY03	50.0	–	50.0	–	50.0
Learning Universe Pvt. Limited	Education Services	FY01	0.3	–	–	0.3	0.3
Mahindra & Mahindra Financial Services Limited	Finance & Insurance	FY02	17.2	–	18.0	–	18.0
Mahindra & Mahindra Limited	Industrial & Consumer Products	FY81, 90, 93	28.8	–	–	4.6	4.6
Mahindra Infrastructure Developers Limited	Utilities	FY01	10.0	–	–	10.0	10.0
Mahindra Shubhlabh Services Limited	Agriculture & Forestry	FY03	2.3	–	–	2.3	2.3
Minimally Invasive Education Company Limited	Education Services	FY02	1.6	–	–	1.6	1.6
Moser Baer India Limited Consumer Products	Industrial &	FY96, 99, 00	70.9	–	40.1	24.9	65.1
NewPath Ventures LLC	Information	FY03	10.0	–	–	10.0	10.0
Nicco Uco Alliance Credit Limited	Finance & Insurance	FY93, 96, 97, 98	6.5	5.0	2.1	0.5	2.5
Niko Resources Ltd.	Oil, Gas and Mining	FY03	30.0	–	30.0	–	30.0
Orchid Chemicals & Pharmaceuticals Limited	Chemicals	FY01	30.0	–	10.0	6.1	16.1
Owens-Corning (India) Ltd.	Nonmetallic Mineral Product Manufacturing	FY97	25.0	–	17.3	–	17.3
Oxides and Specialities Limited	Chemicals	FY91	0.3	–	–	+	+
Prism Cement Limited	Nonmetallic Mineral Product Manufacturing	FY95	20.0	15.0	11.3	5.0	16.3
Rain Calcining Limited	Chemicals	FY96	24.7	–	10.4	5.5	15.8
RPG Cellular Investments & Holdings Private Limited	Information	FY01	2.0	–	–	2.0	2.0
RPG Telephone Limited	Information	FY01	0.4	–	–	0.4	0.4
South Asian Regional Apex Fund	Collective Investment Vehicles	FY96	5.9	–	–	5.9	5.9
Spryance.com, Inc.	Information	FY01, 03	3.0	–	–	3.0	3.0
SREI International Finance Limited	Finance & Insurance	FY98, 00	33.0	–	24.1	3.0	27.1
Steuerung Anlage Pvt. Ltd.	Industrial & Consumer Products	FY98	0.1	–	–	0.1	0.1
Sundaram Home Ltd.	Finance & Insurance	FY00, 02	12.5	–	10.7	2.2	12.9
Switching Technologies Günther Ltd.	Industrial & Consumer Products	FY87	1.0	–	0.3	–	0.3
Tanflora Infrastructure Park Limited	Agriculture & Forestry	FY00	0.5	–	–	0.5	0.5
Tata Electric Companies	Utilities	FY90, 91, 94	130.6	–	16.7	–	16.7

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Tata Engineering & Locomotive Company Limited	Industrial & Consumer Products	FY03	50.0	–	50.0	–	50.0
The Tata Iron and Steel Company Limited	Primary Metals	FY81, 86, 93, 94	98.4	16.7	–	7.7	7.7
TCFC Finance Limited	Finance & Insurance	FY94	–	–	–	+	+
TCW/ICICI India Private Equity Fund, L.L.C.	Collective Investment Vehicles	FY98	10.0	–	–	5.6	5.6
Technology Development and Information Company of India Limited	Collective Investment Vehicles	FY91	2.1	–	–	0.2	0.2
Titan Industries Limited	Industrial & Consumer Products	FY87, 89, 90, 93	20.9	–	–	1.0	1.0
UCAL Fuel Systems Limited	Industrial & Consumer Products	FY90	0.6	–	–	0.4	0.4
United Riceland Limited	Food & Beverages	FY96	10.0	–	9.4	–	9.4
Usha Martin Limited	Primary Metals	FY03	24.6	–	21.0	3.6	24.6
Varun Shipping Company Limited	Transportation and Warehousing	FY91, 96, 01	22.8	6.0	–	1.7	1.7
Walden-Nikko India Management Co. Ltd.	Collective Investment Vehicles	FY98	+	–	–	+	+
Walden-Nikko India Ventures Co. LDC	Collective Investment Vehicles	FY98	2.4	–	–	2.0	2.0
Webdunia.com (India) Private Limited	Information	FY02	2.0	–	–	2.0	2.0
WTI Advanced Technology	Professional, Scientific and Technical Services	FY88	0.2	–	–	0.2	0.2
					630.4	294.6	925.0
Indonesia							
P.T. AdeS Alfindo Putrasetia Tbk.	Food & Beverages	FY98	13.8	19.7	–	7.0	7.0
P.T. Agro Muko	Food & Beverages	FY91	12.7	–	–	2.2	2.2
P.T. Alumindo Light Metal Industry	Primary Metals	FY97	15.0	20.0	10.6	–	10.6
P.T. Asia Wisata Promosindo**	Accommodation & Tourism Services	FY94	–	–	2.0	–	2.0
P.T. Astra Graphia	Professional, Scientific and Technical Services	FY97	2.5	–	–	2.0	2.0
P.T. Astra International, Tbk.	Industrial & Consumer Products	FY90, 91, 94, 03	37.1	–	–	12.7	12.7
P.T. Astra Otoparts Tbk.	Industrial & Consumer Products	FY92	–	–	–	1.1	1.1
P.T. Asuransi Jiwa Dharmala Manulife	Finance & Insurance	FY88	0.3	–	–	0.3	0.3
P.T. Bakrie Pipe Industries	Primary Metals	FY95	37.3	–	33.2	–	33.2
P.T. Bank NISP	Finance & Insurance	FY98, 01, 02	18.6	–	–	13.6	13.6
P.T. BBL Dharmala Finance	Finance & Insurance	FY93, 96	20.0	35.0	11.5	–	11.5
P.T. Berlian Laju Tanker tbk	Transportation and Warehousing	FY98	28.2	25.2	6.8	20.0	26.8
P.T. Gawi Makmur Kalimantan	Food & Beverages	FY03	11.5	10.0	11.5	–	11.5
P.T. Grahawita Santika	Accommodation & Tourism Services	FY92, 96	11.8	–	5.0	–	5.0
P.T. Indorama Synthetics Tbk.	Textiles, Apparel & Leather	FY90, 91, 95, 99, 01, 03	98.8	67.5	6.7	11.8	18.5
P.T. Kalimantan Sanggar Pusaka (KSP) and Subsidiaries	Food & Beverages	FY97	35.0	6.0	20.0	15.0	35.0
P.T. KDLC BancBali Finance	Finance & Insurance	FY94	16.1	–	–	+	+
P.T. KIA Keramik Mas	Nonmetallic Mineral Product Manufacturing	FY92, 94, 96	30.9	63.5	18.8	–	18.8
P.T. KIA Serpih Mas	Nonmetallic Mineral Product Manufacturing	FY95	21.2	55.0	15.0	–	15.0

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
P.T. Makro Indonesia	Wholesale and Retail Trade	FY97, 00	1.3	–	–	4.0	4.0
P.T. Megaplast Jayacitra	Industrial & Consumer Products	FY99	11.3	–	5.3	2.5	7.8
P.T. Nusantara Tropical Fruit	Agriculture & Forestry	FY93	8.6	6.7	7.6	–	7.6
P.T. Pramindo Ikat Nusantara	Information	FY97	53.9	70.0	–	2.5	2.5
P.T. Samudera Indonesia	Transportation and Warehousing	FY93	17.0	3.0	–	5.0	5.0
P.T. Sayap Mas Utama	Chemicals	FY98	10.0	20.0	5.8	–	5.8
P.T. South Pacific Viscose	Chemicals	FY93, 96	45.0	60.0	21.1	–	21.1
P.T. Sunson Textile Manufacturer Tbk.	Textiles, Apparel & Leather	FY02	12.4	8.2	12.4	–	12.4
P.T. Wings Surya	Chemicals	FY98	8.7	21.3	5.1	–	5.1
PT Bank Buana Indonesia	Finance & Insurance	FY03	15.0	–	–	15.0	15.0
PT Sahabat Mewah Dan Makmur	Agriculture & Forestry	FY03	12.0	–	12.0	–	12.0
PT Sigma Cipta Caraka	Professional, Scientific and Technical Services	FY01	3.0	–	–	3.0	3.0
Verdaine Investment Limited	Agriculture & Forestry	FY03	14.0	–	14.0	–	14.0
					224.4	117.7	342.1
Korea, Republic of							
Asset Korea Capital Management Co., Ltd.	Collective Investment Vehicles	FY99, 02	0.9	–	–	0.9	0.9
Cheil Jedang Investment Trust & Securities	Finance & Insurance	FY01	45.8	–	16.9	29.8	46.6
Dae Chang Industrial Co. Ltd.	Primary Metals	FY99	22.4	9.8	12.4	7.1	19.4
Halim & Co., Ltd.	Food & Beverages	FY99	20.0	–	14.0	5.1	19.1
Hana Bank	Finance & Insurance	FY71, 74, 76, 79, 80, 82, 89, 91, 94, 97, 98, 99, 03	143.5	65.0	–	73.2	73.2
Iljin Electric Co., Ltd.	Industrial & Consumer Products	FY99	15.0	–	9.0	0.2	9.2
KOMOCO MBS 2001-1	Finance & Insurance	FY92	–	–	15.2	–	15.2
Korea Growth and Restructuring Fund, L.P.	Collective Investment Vehicles	FY00	35.0	–	–	34.0	34.0
Korea Mortgage Corporation	Finance & Insurance	FY01	96.8	–	43.8	8.8	52.6
Samgwang Gohachem Co., Ltd.	Chemicals	FY85	0.1	–	–	0.1	0.1
Shinmoorim Paper Manufacturing Co., Ltd.	Pulp & Paper	FY99, 00	41.4	8.0	23.4	9.2	32.6
					134.6	168.4	303.0
Lao People's Democratic Republic							
Belmont Hotel Investments (Laos) Ltd	Accommodation & Tourism Services	FY98, 01	1.2	–	1.0	–	1.0
Burapaha Agro-Forestry Co., Ltd.	Industrial & Consumer Products	FY99	0.8	–	0.8	–	0.8
Endeavour Embroidery Co. Ltd.	Textiles, Apparel & Leather	FY99	0.1	–	0.1	–	0.1
Villa Santi	Accommodation & Tourism Services	FY01	1.1	–	1.1	–	1.1
					3.1		3.1

at June 30, 2003

Country, region or other area, and obligor	Sector	*Fiscal Year in which commitments were made*	Original commitments[1] (US$ millions) Total IFC	*Total syndi-cations*	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Maldives							
Maldives Leasing Company Limited	Finance & Insurance	FY02	1.3	–	–	1.3	1.3
Villa Shipping and Trading Company Private Ltd.	Accommodation & Tourism Services	FY03	15.0	–	15.0	–	15.0
					15.0	1.3	16.3
Mongolia							
G&M Industrial Ltd.	Textiles, Apparel & Leather	FY97	1.3	–	0.3	–	0.3
XACBank Ltd.	Finance & Insurance	FY02	0.4	–	0.4	–	0.4
					0.7		0.7
Nepal							
Bhote Koshi Power Company Private Limited	Utilities	FY98	23.9	32.9	18.0	2.9	20.9
Himal Power Limited	Utilities	FY96	32.0	–	27.9	–	27.9
ILFC – Nepal	Finance & Insurance	FY01	0.3	–	–	0.3	0.3
Jomsom Mountain Resort (P) Ltd.	Accommodation & Tourism Services	FY98	4.0	–	4.0	–	4.0
					49.8	3.2	53.1
Philippines							
Alaska Milk Corp.	Food & Beverages	FY80	–	–	–	0.6	0.6
All Asia Capital Growth Ventures BVI – I, Ltd.	Collective Investment Vehicles	FY96	4.0	–	–	+	+
All Asia Capital Managers, Inc.	Collective Investment Vehicles	FY96	+	–	–	+	+
Asian Eye Institute	Health Care	FY03	1.0	–	1.0	–	1.0
Asian Hospital Inc.	Health Care	FY01	7.0	–	7.0	–	7.0
Asian Ventures Ltd.	Collective Investment Vehicles	FY96	+	–	–	+	+
Avalon Professional Web Trade Pte. Ltd.	Information	FY01, 02	1.6	–	0.7	1.0	1.7
Banco de Oro Universal Bank	Finance & Insurance	FY02	20.0	–	20.0	–	20.0
Bataan Polyethylene Corporation	Chemicals	FY00	40.0	117.3	39.8	–	39.8
Eastwood Cyber One Corporation	Professional, Scientific and Technical Services	FY02	25.0	–	25.0	–	25.0
ePlanters	Information	FY00	0.2	–	–	0.2	0.2
Filinvest Alabang Inc.	Construction and Real Estate	FY02	22.0	–	22.0	–	22.0
H&Q Philippine Holdings BVI, Inc.	Collective Investment Vehicles	FY99	5.8	–	–	5.8	5.8
H&Q Philippine Ventures II, Inc.	Collective Investment Vehicles	FY94	2.4	–	–	1.2	1.2
H&Q Philippine Ventures, Inc.	Collective Investment Vehicles	FY89	2.3	–	–	0.6	0.6
Manila North Tollways Corporation	Transportation and Warehousing	FY02	46.0	–	46.0	–	46.0
Manila Water Company	Utilities	FY03	30.2	–	30.2	–	30.2
Mariwasa Manufacturing, Inc.	Nonmetallic Mineral Product Manufacturing	FY70, 72, 00	15.0	0.5	13.6	–	13.6
Marsman-Drysdale Agribusiness Holdings, Inc.	Food & Beverages	FY99	15.0	10.0	11.8	–	11.8
Micro Enterprise Bank of Phillipines	Finance & Insurance	FY01	0.1	–	–	0.1	0.1
Mirant Pagbilao Corporation	Utilities	FY93	70.0	11.0	24.0	10.0	34.0

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Mirant Sual Corporation	Utilities	FY96	47.5	196.0	25.5	17.5	43.0
Northern Mindanao Power Corporation	Utilities	FY92, 93	16.8	21.0	–	4.3	4.3
Pilipinas Shell Petroleum Corporation	Chemicals	FY93	40.3	65.9	–	1.6	1.6
PlantersBank	Finance & Insurance	FY01	23.7	–	+	8.7	8.7
Pryce Gases Incorporated	Professional, Scientific and Technical Services	FY99	13.0	5.0	13.0	–	13.0
S&R Price	Wholesale and Retail Trade	FY02	12.5	–	12.5	–	12.5
Software Ventrues Int'l., Inc	Professional, Scientific and Technical Services	FY03	4.0	–	–	4.0	4.0
STRADCOM Corporation	Transportation and Warehousing	FY01	20.0	–	12.0	8.0	20.0
Union Cement Corporation	Nonmetallic Mineral Product Manufacturing	FY93	23.6	–	–	5.6	5.6
United Pulp and Paper Company, Inc.	Pulp & Paper	FY99	30.0	–	28.5	–	28.5
Walden AB Ayala Management Co., Inc.	Collective Investment Vehicles	FY95	0.1	–	–	0.1	0.1
Walden AB Ayala Ventures Co., Inc.	Collective Investment Vehicles	FY95	3.8	–	–	1.0	1.0
					332.6	70.5	403.1
Samoa							
MedCen Samoa Ltd.	Health Care	FY92	0.5	–	0.5	–	0.5
National Bank of Samoa	Finance & Insurance	FY00	0.1	–	0.1	–	0.1
Wilex Cocoa and Coconut Products Limited	Food & Beverages	FY92	0.3	–	0.3	–	0.3
					0.9		0.9
Sri Lanka							
Asia Power (Private) Limited	Utilities	FY97	11.0	8.8	6.6	2.3	8.8
Commercial Bank of Ceylon	Finance & Insurance	FY03	10.0	–	–	10.0	10.0
Fitch Ratings Lanka Limited	Finance & Insurance	FY00	0.1	–	–	0.1	0.1
Lanka Orix Factors Ltd.	Finance & Insurance	FY99	1.7	–	0.4	–	0.4
National Development Bank Housing Corp.	Finance & Insurance	FY00	1.1	–	–	1.1	1.1
Nations Trust Bank	Finance & Insurance	FY99	1.1	–	–	1.1	1.1
Packages Lanka (Private) Limited	Pulp & Paper	FY97	1.1	–	–	1.1	1.1
South Asia Gateway Terminals (Private Limited)	Transportation and Warehousing	FY00	42.3	–	33.5	7.3	40.8
Suntel Limited	Information	FY01	7.5	–	–	7.5	7.5
Taj Lanka Hotels Limited	Accommodation & Tourism Services	FY81, 82	8.4	10.2	–	0.6	0.6
Union Assurance Limited	Finance & Insurance	FY88, 95	1.0	–	–	1.0	1.0
					40.5	32.0	72.5

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Thailand							
Ayudhya Development Leasing Co. Ltd.	Finance & Insurance	FY92, 93, 96, 98	12.4	–	3.6	2.4	6.0
Bangkok Mass Transit System Public Company Limited	Transportation and Warehousing	FY97, 99	99.7	–	89.8	9.8	99.7
Bumrungrad Medical Center Limited	Health Care	FY94, 00	27.2	35.0	–	1.1	1.1
Central Plaza Hotel Company Limited	Accommodation & Tourism Services	FY93	13.9	–	–	13.9	13.9
Dhana Siam Finance and Securities Public Company Limited	Finance & Insurance	FY94	30.0	–	6.5	–	6.5
HMC Polymers Company Limited	Chemicals	FY88, 96	18.9	11.0	–	3.9	3.9
Krung Thai IBJ Leasing Company Limited	Finance & Insurance	FY92	0.4	–	–	0.4	0.4
Ladprao General Hospital Company Ltd.	Health Care	FY92	0.3	–	–	0.3	0.3
Siam Asahi Technoglass Co. Ltd.	Industrial & Consumer Products	FY90	6.4	–	–	6.4	6.4
Star Petroleum Refining Company Limited	Chemicals	FY94	100.0	350.0	63.3	–	63.3
TelecomAsia Corporation Plc	Information	FY02	25.8	–	27.0	–	27.0
Thai Equity Fund	Collective Investment Vehicles	FY02	37.5	–	–	37.5	37.5
Thai Petrochemical Industry Public Company Limited	Chemicals	FY97	98.2	383.3	98.9	+	98.9
Thailand International Rating Agency	Finance & Insurance	FY01	0.1	–	–	0.1	0.1
Tuntex Petrochemicals (Thailand) Public Co. Ltd.	Chemicals	FY94	24.9	137.5	–	4.9	4.9
United Palm Oil Industry Public Company Limited	Food & Beverages	FY92	–	–	–	1.1	1.1
					289.2	81.9	371.1
Vietnam							
Allianz/AGF Insurance (Vietnam) Co. Ltd.	Finance & Insurance	FY03	1.3	–	–	1.3	1.3
Asia Commercial Bank	Finance & Insurance	FY03	5.0	–	–	5.0	5.0
Dragon Capital Group	Finance & Insurance	FY03	2.0	–	–	2.0	2.0
Franco–Vietnamese Hospital	Health Care	FY02	8.0	–	8.0	–	8.0
Glass Egg Digital Media	Professional, Scientific and Technical Services	FY03	1.8	–	–	1.8	1.8
Global CyberSoft, Inc.	Information	FY02	1.3	–	–	1.3	1.3
Holcim (Vietnam) Ltd.	Nonmetallic Mineral Product Manufacturing	FY96	30.0	66.6	18.5	–	18.5
Nghe An Tate & Lyle Ltd	Food & Beverages	FY00	20.0	20.0	16.8	–	16.8
Nghi Son Cement Corporation	Nonmetallic Mineral Product Manufacturing	FY99	21.2	18.8	17.0	–	17.0
RMIT Vietnam International University	Education Services	FY02	7.3	–	7.3	–	7.3
Saigon Thuong Tin Commercial Joint Stock Bank	Finance & Insurance	FY03	2.9	–	–	2.9	2.9
San Miguel Haiphong Glass Company	Nonmetallic Mineral Product Manufacturing	FY97	10.0	4.5	6.1	–	6.1
Vietnam Enterprise Investment Limited	Collective Investment Vehicles	FY02, 03	20.0	–	12.0	8.0	20.0
Vietnam International Leasing Company Limited	Finance & Insurance	FY97	0.8	–	–	0.8	0.8
Vinh Phat Company Limited	Textiles, Apparel & Leather	FY99	0.1	–	0.1	–	0.1
					85.8	23.0	108.9

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Regional Investments							
Asia Opportunity Fund L.P.	Collective Investment Vehicles	FY99	84.9	–	–	77.1	77.1
Asian Debt Facility	Collective Investment Vehicles	FY99	100.0	–	100.0	–	100.0
Asian Infrastructure Fund	Collective Investment Vehicles	FY95	50.0	–	–	41.8	41.8
Asian Infrastructure Fund Management Company Ltd.	Collective Investment Vehicles	FY95, 98	0.1	–	–	0.1	0.1
Asian Mezzanine Infrastructure Fund	Collective Investment Vehicles	FY97	2.3	–	–	0.8	0.8
Asian Mezzanine Infrastructure Fund Management Company	Collective Investment Vehicles	FY97	0.1	–	–	0.1	0.1
Chase Asia Equity Advisors, L. D.C.	Collective Investment Vehicles	FY99	+	–	–	+	+
Emerging Asia CBO Limited	Finance & Insurance	FY02	17.5	–	16.7	–	16.7
Kula Fund Limited	Collective Investment Vehicles	FY98	3.0	–	–	2.4	2.4
SEAVI Participation Certificate	Collective Investment Vehicles	FY92	–	–	–	+	+
SMELoan	Finance & Insurance	FY02	20.0	–	15.0	5.0	20.0
Vital Solutions Pte Ltd	Information	FY01	1.0	–	–	1.0	1.0
					131.7	128.3	260.0
Total equity and loans					**2,283.7**	**1,196.3**	**3,480.0**
Total guarantees and risk management products							**758.8**
Total IFC portfolio for Asia & the Pacific							**4,238.8**

at June 30, 2003

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Albania							
Anglo Albania Petroleum Limited	Oil, Gas and Mining	FY98	28.5	–	–	28.5	28.5
Eurotech Cement, Shpk.	Nonmetallic Mineral Product Manufacturing	FY99	1.2	–	0.6	–	0.6
FEFAD Bank	Finance & Insurance	FY00	1.0	–	–	1.0	1.0
National Commercial Bank Sh.A.	Finance & Insurance	FY00	2.0	–	–	2.0	2.0
					0.6	31.5	32.1
Armenia							
ACBA Leasing	Finance & Insurance	FY03	2.3	–	2.0	0.3	2.3
Armenia Hotel Closed Joint Stock Company	Accommodation & Tourism Services	FY01	3.6	–	–	3.6	3.6
					2.0	3.8	5.8
Azerbaijan							
Amoco Caspian Sea Finance Ltd	Oil, Gas and Mining	FY99	32.8	32.8	21.9	–	21.9
Azerigazbank	Finance & Insurance	FY98, 03	1.6	–	1.2	–	1.2
Baku Coca-Cola Bottlers Limited	Food & Beverages	FY98	12.8	–	2.3	–	2.3
Baku Hotel Company	Accommodation & Tourism Services	FY00	17.5	–	10.2	–	10.2
Early Oil Finance Company	Oil, Gas and Mining	FY99	15.4	15.4	10.3	–	10.3
Kocbank Azerbaijan Limited	Finance & Insurance	FY99	1.0	–	–	1.0	1.0
Microfinance Bank Azerbaijan	Finance & Insurance	FY02	1.8	–	–	1.8	1.8
Rabitabank	Finance & Insurance	FY98, 03	1.6	–	1.2	–	1.2
Turkish Petroleum Early Oil Finance Co. Ltd.	Oil, Gas and Mining	FY99	13.0	13.0	8.7	–	8.7
Unocal Chirag Finance Ltd.	Oil, Gas and Mining	FY99	19.4	19.4	12.9	–	12.9
					68.7	2.8	71.5
Belarus							
Priorbank Joint Stock Company	Finance & Insurance	FY03	14.0	–	14.0	–	14.0
					14.0		14.0
Bosnia and Herzegovina							
Akova Impex, d.o.o.	Food & Beverages	FY99	2.1	–	1.3	–	1.3
Bosnalijek, d.d. Sarajevo	Chemicals	FY99, 01	4.6	–	1.9	1.8	3.8
Central Profit Banka	Finance & Insurance	FY02	3.0	–	3.6	–	3.6
Fabrika Cementa Lukavac	Nonmetallic Mineral Product Manufacturing	FY03	10.8	2.7	11.5	–	11.5
Horizonte Bosnia-Herzegovina Enterprise Fund	Collective Investment Vehicles	FY98	1.9	–	–	1.9	1.9
INGA O.D.P.	Industrial & Consumer Products	FY98	0.1	–	1.8	–	1.8
Konjuh Preduzece za Proizvodnju i Promet Namjestaja D.D. se P.A.	Industrial & Consumer Products	FY98	(0.1)	–	2.6	–	2.6
Lignosper ODP	Industrial & Consumer Products	FY98	2.4	–	2.4	–	2.4
Lijanovici d.o.o.	Food & Beverages	FY99	2.5	–	1.6	–	1.6
Microenterprise Bank d.d. Sarajevo	Finance & Insurance	FY98, 99, 01, 03	4.5	–	3.4	1.2	4.7
O.D. Drvno Industrijsko Preduzece "KOZARA"	Industrial & Consumer Products	FY92	–	–	1.8	–	1.8
ODP Drvna Industrija Podgradci	Industrial & Consumer Products	FY92	–	–	1.3	–	1.3
Raiffeisen Bank Bosnia	Finance & Insurance	FY03	8.5	–	8.5	–	8.5
Sarajevo Privatization Venture	Finance & Insurance	FY02, 03	11.5	–	15.3	+	15.3

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Sarajevska Pivara, D. D.	Food & Beverages	FY98	4.0	–	1.1	–	1.1
Sour Energoinvest	Industrial & Consumer Products	FY85	15.2	–	9.0	–	9.0
Tvornica Kartona I Ambalaze Cazin	Pulp & Paper	FY77	10.8	7.4	3.9	–	3.9
Vrbas M.D.P.	Industrial & Consumer Products	FY98	0.1	–	1.8	–	1.8
Wood Agency Credit Line*	Industrial & Consumer Products	FY98	14.0	–	5.2	–	5.2
					78.2	5.0	83.2
Bulgaria							
Bulbank AD	Finance & Insurance	FY01	17.5	–	–	17.5	17.5
Bulgarian–American Credit Bank, AD	Finance & Insurance	FY99, 03	10.0	–	7.0	–	7.0
Compagnie des Hotels de Luxe S.A.	Accommodation & Tourism Services	FY98	13.0	9.5	12.9	–	12.9
Devnya Cement A.D.	Nonmetallic Mineral Product Manufacturing	FY99	28.6	–	26.8	–	26.8
Doverie Brico	Agriculture & Forestry	FY01	4.6	–	5.3	–	5.3
Elex N.V.	Industrial & Consumer Products	FY01	8.7	–	9.7	–	9.7
EuroMerchant Balkan Fund SICAV	Collective Investment Vehicles	FY95	5.0	–	–	4.9	4.9
Florina Bulgaria S.A.	Food & Beverages	FY01	3.8	–	4.8	–	4.8
Kronospan Bulgaria EOOD	Industrial & Consumer Products	FY00, 01	19.1	11.9	19.2	–	19.2
Paper Factory Stambolijski	Pulp & Paper	FY02	25.5	–	22.0	2.0	24.0
Petreco S.A.R.L.	Oil, Gas and Mining	FY03	17.0	–	17.0	–	17.0
ProCredit Bank AD	Finance & Insurance	FY01, 03	2.3	–	–	2.3	2.3
Sofia Med	Primary Metals	FY01	14.1	–	15.5	–	15.5
Unionbank AD	Finance & Insurance	FY03	5.0	–	5.0	–	5.0
					145.1	26.6	171.7
Croatia							
Belisce D.D.	Pulp & Paper	FY73, 81, 98, 03	60.9	63.9	20.9	6.0	26.9
Brodogradiliste "Viktor Lenac" d.d.	Industrial & Consumer Products	FY00	12.1	9.0	6.0	6.1	12.1
Croatia Banka d.d.	Finance & Insurance	FY02	9.8	–	10.3	–	10.3
Erste & Steiermarkische Bank D.D.	Finance & Insurance	FY00, 03	34.6	–	34.6	–	34.6
Pliva d.d.	Chemicals	FY01	35.0	12.5	10.0	–	10.0
The Croatia Capital Partnership L.P.	Collective Investment Vehicles	FY99	5.0	–	–	5.0	5.0
					81.7	17.1	98.9
Czech Republic							
CDV–1 Holding Company, L.P.	Finance & Insurance	FY01, 03	17.9	–	–	2.9	2.9
Cekoslovenská Obchodní Banka a.s.	Finance & Insurance	FY99	77.7	–	–	77.7	77.7
Cembrit CZ, a.s.	Oil, Gas and Mining	FY95	5.0	–	1.7	–	1.7
Cembrit Moravia, a.s.	Oil, Gas and Mining	FY95	5.6	–	1.5	–	1.5
Energy Center Kladno Generating, s.r.o. (ECKG)	Utilities	FY97	58.3	24.2	49.8	–	49.8
Hayes Lemmerz Autokola, a.s.	Industrial & Consumer Products	FY94	16.4	22.1	3.7	–	3.7
Nová Hut, a.s.	Primary Metals	FY97, 98	85.6	159.6	86.4	–	86.4
					143.1	80.6	223.8

at June 30, 2003

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Estonia							
AS Eesti Raudtee	Transportation and Warehousing	FY02	50.3	0.3	26.5	–	26.5
AS Schlossie Hotel Group	Accommodation & Tourism Services	FY00	5.1	–	4.8	–	4.8
Horizon Tselluloosi Ja Paberi Aktsiaselts	Pulp & Paper	FY98, 00	12.5	–	8.9	1.5	10.4
Kreenholmi Valduse A.S.	Textiles, Apparel & Leather	FY01	7.2	10.2	9.2	–	9.2
					49.4	1.5	50.9
Georgia							
AES Telasi JSC	Utilities	FY00	30.0	–	28.5	–	28.5
Bank of Georgia	Finance & Insurance	FY00, 03	7.2	–	6.8	–	6.8
Georgian Glass and Mineral Water Company N.V.	Food & Beverages	FY97, 00	3.2	–	–	+	+
Microfinance Bank of Georgia	Finance & Insurance	FY99, 01, 02	7.5	–	6.0	1.5	7.5
Saaktsio Sazogadoeba Mina	Nonmetallic Mineral Product Manufacturing	FY99	8.8	–	6.3	2.5	8.8
TBC Bank	Finance & Insurance	FY98, 02	6.9	–	3.0	0.9	3.9
Tbilcombank	Finance & Insurance	FY99	1.0	–	+	–	+
					50.6	4.9	55.5
Hungary							
Albadomu Malatatermelo Es Kereskedelmi BT	Food & Beverages	FY94	7.1	–	–	+	+
Axon Vagyonkezelö Organizációs és Befektétesi	Finance & Insurance	FY99	0.9	–	–	0.9	0.9
Dexter Mold Making Company Limited	Plastics & Rubber	FY90	3.7	–	–	+	+
The First Hungary Fund Limited	Collective Investment Vehicles	FY90	7.5	–	–	2.6	2.6
Honeywell ESCO Hungary	Utilities	FY00	0.4	–	–	0.4	0.4
Hungarian Telecommunications Company Limited	Information	FY94, 96	44.5	50.0	–	10.4	10.4
Inter-Europa Bank Rt.	Finance & Insurance	FY96	10.0	5.0	1.0	–	1.0
					1.0	14.2	15.2
Kazakhstan							
ABN-AMRO (Kazakhstan)	Finance & Insurance	FY94, 96, 98, 03	15.3	1.0	10.0	4.6	14.6
Astana Business and Shopping Center	Wholesale and Retail Trade	FY03	5.0	–	5.0	–	5.0
CASPI Limited	Accommodation & Tourism Services	FY01	2.5	–	2.5	–	2.5
CJSC Citibank Kazakhstan	Finance & Insurance	FY03	25.0	–	25.0	–	25.0
First International Oil Corporation	Oil, Gas and Mining	FY01	+	–	–	+	+
Ispat Karmet SME Resource TOO	Collective Investment Vehicles	FY02	3.4	–	3.3	0.1	3.4
Joint Stock Company Ispat Karmet	Primary Metals	FY98, 99	30.7	–	15.9	–	15.9
Kazakhstan Construction Company CJSC	Nonmetallic Mineral Product Manufacturing	FY99	0.7	–	0.7	–	0.7
Kazgermunai	Oil, Gas and Mining	FY98	41.0	–	25.6	0.7	26.3
LP-Gaz Limited Liability Partnership	Utilities	FY00	1.0	–	0.6	–	0.6
Lukoil Overseas Karachaganak B.V.	Oil, Gas and Mining	FY03	75.0	75.0	75.0	–	75.0
OJSC Neftebank	Finance & Insurance	FY01	2.5	–	2.5	–	2.5
Open Joint Stock Company "Bank	Finance & Insurance	FY00	15.0	–	6.7	4.9	11.6

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Turanalem"							
Open Joint Stock Company "Kazkommertsbank"	Finance & Insurance	FY97, 00	12.5	20.0	–	1.0	1.0
Rambutya Limited Liability Partnership	Wholesale and Retail Trade	FY00, 02	12.9	–	9.9	–	9.9
Sazankurak Joint Stock Company	Oil, Gas and Mining	FY01	20.0	–	17.5	–	17.5
					200.2	11.3	211.5
Kyrgyz Republic							
Akun Ltd.	Food & Beverages	FY02	2.4	–	2.4	–	2.4
Demir Kyrgyz International Bank	Finance & Insurance	FY97	0.5	–	–	0.5	0.5
FINCA Microfinance Resource	Finance & Insurance	FY02	1.0	–	–	1.0	1.0
Kumtor Gold Company	Oil, Gas and Mining	FY95	40.0	–	10.0	–	10.0
Kyrgyz Investment & Commercial Bank	Finance & Insurance	FY01	1.4	–	–	1.4	1.4
Kyrgyz–Chinese Joint Venture Altyn–Ajydar	Pulp & Paper	FY00	0.3	–	0.2	–	0.2
					12.6	2.8	15.5
Latvia							
Linstow Varner SIA	Wholesale and Retail Trade	FY02	25.0	35.0	26.2	–	26.2
					26.2		26.2
Lithuania							
AB Drobe Wool	Textiles, Apparel & Leather	FY00	6.6	–	5.5	0.5	6.0
Viesbutis Lietuva	Accommodation & Tourism Services	FY02	10.4	10.4	11.5	–	11.5
Vilniaus Bankas AB	Finance & Insurance	FY99, 01	18.3	–	25.2	–	25.2
					42.1	0.5	42.6
Macedonia, Former Yugoslav Republic							
Alkaloid AD Skopje	Chemicals	FY00	9.0	–	9.1	–	9.1
Enterprise for Production, Trade, and Services "Nikol–Fert" Export–Import, D.O.O.	Primary Metals	FY98	3.8	–	3.8	–	3.8
Komercijalna Banka A.D. Skopje	Finance & Insurance	FY01	3.3	–	4.3	–	4.3
Makedonijaturist A.D.	Accommodation & Tourism Services	FY99	4.0	–	1.8	–	1.8
Makedonski Telekomunikacii	Information	FY98	25.0	25.0	–	11.3	11.3
Masinomont	Industrial & Consumer Products	FY98	0.8	–	0.8	–	0.8
Microfinance Bank of Macedonia	Finance & Insurance	FY03	1.1	–	–	1.1	1.1
SEAF–Macedonia LLC	Collective Investment Vehicles	FY00	2.5	–	–	2.5	2.5
Stopanska Banka a.d. Skopje	Finance & Insurance	FY98, 00, 01, 03	10.7	–	–	10.5	10.5
Teteks A.D.	Textiles, Apparel & Leather	FY98, 02	6.8	–	5.6	–	5.6
					25.4	25.5	50.9

at June 30, 2003

			Original commitments[1] (US$ millions)		Investments held for IFC (US$ millions)		
Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Total IFC	Total syndications	Loans	Equity (at cost)	Total loans and equity
Moldova							
Banca Comerciala Victoriabank SA	Finance & Insurance	FY02	4.0	–	4.0	–	4.0
FinComBank S.A.	Finance & Insurance	FY03	1.5	–	1.5	–	1.5
Incon JSC, Cupchin JSC, Ungheni JSC, Floresti JSC	Food & Beverages	FY97	6.9	–	4.9	2.0	6.9
Micro Enterprise Credit Bank Moldova S.A.	Finance & Insurance	FY02	1.4	–	–	1.4	1.4
Micro Enterprise Credit din Moldova S.A	Finance & Insurance	FY00	1.0	–	0.9	0.1	1.0
Moldinconbank S.A.	Finance & Insurance	FY01	3.0	–	2.8	–	2.8
RED Chisinau, RED Centru & RED Sud	Utilities	FY02	25.0	–	25.0	–	25.0
Voxtel S.A.	Information	FY99, 00, 01	16.6	25.0	13.5	1.6	15.1
					52.7	5.1	57.7
Poland							
Baltic Malt Sp. zo.o	Food & Beverages	FY97	8.4	–	1.5	1.9	3.4
Central Poland Fund, L.L.C.	Collective Investment Vehicles	FY98	1.6	–	–	1.6	1.6
Gaspol S.A.	Transportation and Warehousing	FY96, 97	6.0	–	–	6.0	6.0
Global Hotels Development Group Poland S.A.	Accommodation & Tourism Services	FY99	11.2	–	8.6	3.2	11.8
Honeywell ESCO Polska	Utilities	FY92	0.2	–	–	0.2	0.2
Huta L.W. Sp. z o.o.	Primary Metals	FY93	22.8	–	2.6	–	2.6
Interceli S.A.	Pulp & Paper	FY95, 97, 98, 01	13.6	–	–	13.6	13.6
Norgips Opole SP z o.o.	Oil, Gas and Mining	FY97	11.4	21.4	9.3	–	9.3
Peters A.G./GMT–Poland S.A.	Food & Beverages	FY94	6.6	–	0.6	0.1	0.7
Pilkington Polska SP. z o.o.	Nonmetallic Mineral Product Manufacturing	FY93	44.7	25.4	5.4	–	5.4
The Poland Investment Fund L.P.	Collective Investment Vehicles	FY95	2.5	–	–	1.5	1.5
					28.0	28.1	56.1
Romania							
Ambro S.A.	Pulp & Paper	FY00	5.9	–	4.1	–	4.1
Banc Post S.A.	Finance & Insurance	FY99, 02	20.0	–	10.0	–	10.0
Banca Comerciala Romana	Finance & Insurance	FY03	75.0	–	75.0	–	75.0
Banca Romaneasca S.A.	Finance & Insurance	FY01	5.9	–	5.3	–	5.3
The Danube Fund	Collective Investment Vehicles	FY97	2.0	–	–	1.4	1.4
Demir Romlease S.A.	Finance & Insurance	FY95, 98, 01	9.8	–	3.9	–	3.9
Dunapack Rambox Prodimpex S.R.L.	Pulp & Paper	FY99	4.1	–	0.8	2.0	2.8
ICME ECAB S.A.	Primary Metals	FY02	14.8	–	17.2	–	17.2
Krupp Bilstein Compa S.A.	Industrial & Consumer Products	FY98	2.8	2.8	0.9	–	0.9
Krupp Compa Arcuri S.A.	Industrial & Consumer Products	FY99	6.2	2.7	3.4	–	3.4
Microfinance Bank MIRO S.A.	Finance & Insurance	FY02, 03	2.6	–	–	2.6	2.6
Mobil Rom S.A.	Information	FY92, 98, 01	52.1	162.9	30.2	–	30.2
S.C. Arctic S.A.	Industrial & Consumer Products	FY03	11.7	–	11.5	–	11.5
					162.2	6.0	168.2

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Russian Federation							
Agro–Industrial Finance Company	Finance & Insurance	FY03	5.5	7.5	5.0	0.5	5.5
Alpha Cement Open Joint Stock Company	Nonmetallic Mineral Product Manufacturing	FY96, 98	15.6	–	–	13.5	13.5
Aminex Plc	Oil, Gas and Mining	FY97, 99	13.2	–	–	5.5	5.5
AO Mosenergo	Utilities	FY98	20.0	–	14.6	–	14.6
Baltiskii Leasing ZAO	Finance & Insurance	FY02	2.0	–	1.8	–	1.8
The Baring Vostok Private Equity Fund, L.P 2	Collective Investment Vehicles	FY01	15.0	–	–	14.9	14.9
BCEN Eurobank	Finance & Insurance	FY03	100.0	–	100.0	–	100.0
Campina OOO	Food & Beverages	FY00	8.8	–	3.6	–	3.6
Commercial Bank DeltaCredit	Finance & Insurance	FY02, 03	50.0	–	50.0	–	50.0
DeltaLeasing	Finance & Insurance	FY02	10.0	–	10.0	–	10.0
Egar Technology	Information	FY02	1.5	–	–	1.5	1.5
First NIS Regional Fund	Collective Investment Vehicles	FY95	15.0	–	–	0.2	0.2
Framlington Russian Investment Fund	Collective Investment Vehicles	FY94	8.0	–	–	4.0	4.0
IBS Group Holdings Limited	Information	FY03	12.0	–	12.0	–	12.0
IKEA MOS (Retail and Property) OOO	Wholesale and Retail Trade	FY00	15.0	–	15.0	–	15.0
Industry & Construction Bank	Finance & Insurance	FY02	10.0	–	10.0	–	10.0
Moscow Narodny Bank, Ltd.	Finance & Insurance	FY03	100.0	–	100.0	–	100.0
NBD Bank	Finance & Insurance	FY02, 03	7.5	–	7.5	–	7.5
New Medical Center	Health Care	FY01	2.1	–	2.2	–	2.2
OAO Borsky Stekolny Zavod	Nonmetallic Mineral Product Manufacturing	FY98, 03	42.2	–	28.6	15.0	43.6
Omsukchansk Mining and Geological Company	Oil, Gas and Mining	FY01	10.0	–	7.3	–	7.3
OOO Ruscam	Nonmetallic Mineral Product Manufacturing	FY02, 03	23.0	–	23.0	–	23.0
Open Joint Stock Company Commercial Bank "Center-invest"	Finance & Insurance	FY02	2.0	–	1.6	–	1.6
ProbusinessBank	Finance & Insurance	FY02	5.0	–	5.0	–	5.0
Ramenka OOO	Wholesale and Retail Trade	FY99, 01, 03	100.5	30.0	85.2	–	85.2
Ru-Net Holdings	Information	FY03	6.0	–	3.0	3.0	6.0
Russian Standard Bank	Finance & Insurance	FY02	10.0	–	–	10.0	10.0
The Russian Technology Fund L.P.	Collective Investment Vehicles	FY96	1.0	–	–	1.0	1.0
Sector Investment Holding Company Ltd.	Collective Investment Vehicles	FY92	–	–	–	1.1	1.1
Small Business Credit Bank (KMB Bank)	Finance & Insurance	FY02	7.0	–	7.0	–	7.0
Stavropolsky Broiler	Agriculture & Forestry	FY03	15.0	–	15.0	–	15.0
Swedwood Holding, BV	Industrial & Consumer Products	FY02	5.7	–	7.4	–	7.4
UralTransBank	Finance & Insurance	FY03	10.0	–	10.0	–	10.0
Volga-Dnepr Airlines	Transportation and Warehousing	FY02	16.9	13.0	16.9	–	16.9
ZAO Deutsche Leasing Vostok	Finance & Insurance	FY00	0.6	–	–	0.6	0.6
ZAO The National Registry Company	Finance & Insurance	FY95	1.5	–	–	1.5	1.5
ZAO Raiffeisenbank Austria	Finance & Insurance	FY03	80.0	–	80.0	–	80.0
ZAO Sonic Duo	Information	FY02	30.0	10.0	30.0	–	30.0
ZAO Stora Enso Packaging	Pulp & Paper	FY00, 02	14.5	–	10.6	–	10.6
					662.3	72.2	734.5

at June 30, 2003

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions)		Investments held for IFC (US$ millions)		
			Total IFC	Total syndi-cations	Loans	Equity (at cost)	Total loans and equity
Serbia and Montenegro							
Fresh&Co	Food & Beverages	FY02	7.1	–	8.8	–	8.8
Institut Za Fizikalnu Medicinu I Rehabilitaciju "Dr. Simo Milosevic," Igalo	Health Care	FY82, 88	19.1	–	9.9	–	9.9
Jugobanka A.D. Beograd	Finance & Insurance	FY86	25.4	10.4	+	–	+
Loan to Eight Banks for Small-Scale Enterprises	Finance & Insurance	FY80	26.0	4.2	+	–	+
Micro Enterprise Bank Kosova	Finance & Insurance	FY02	1.1	–	–	1.1	1.1
Micro Finance Bank A.D.	Finance & Insurance	FY02, 03	14.0	–	12.6	2.0	14.7
Montenegro A.D. Podgorica	Accommodation & Tourism Services	FY80	21.0	–	2.0	–	2.0
Radoje Dakic	Industrial & Consumer Products	FY80	18.7	–	1.2	–	1.2
Raiffeisen International Beteiligungs AG	Finance & Insurance	FY02	2.4	–	–	2.4	2.4
Tigar Rubber Products Company A.D.	Plastics & Rubber	FY02	20.9	–	18.3	4.1	22.4
Vojvodjanska Banka — Udruzena Banka	Finance & Insurance	FY87, 89	56.0	31.2	46.9	–	46.9
					99.7	9.6	109.4
Slovak Republic							
Scametatra a.s.	Plastics & Rubber	FY98, 00	3.6	–	0.9	–	0.9
West Export Import Company v.o.s.	Chemicals	FY99	2.1	–	1.0	–	1.0
					1.8		1.8
Slovenia							
The Slovenian Development Capital Fund Limited	Collective Investment Vehicles	FY95	4.6	–	–	2.0	2.0
						2.0	2.0
Tajikistan							
Giavoni	Textiles, Apparel & Leather	FY03	3.0	–	–	3.0	3.0
Holland-Tajik Joint Venture M & P	Wholesale and Retail Trade	FY00	0.4	–	0.3	–	0.3
Nelson Resources Limited	Oil, Gas and Mining	FY97, 98, 03	5.7	–	–	3.7	3.7
Pamir Energy Development	Utilities	FY03	8.0	–	4.5	3.5	8.0
SugdAgroServ	Agriculture & Forestry	FY02	0.3	–	0.3	–	0.3
Telecom Technology Ltd.	Information	FY02	0.3	–	0.3	–	0.3
					5.4	10.2	15.6
Turkey							
Adana Çimento Sanayi Türk A.Ş.	Nonmetallic Mineral Product Manufacturing	FY99	15.0	10.0	5.0	–	5.0
AKBANK	Finance & Insurance	FY03	55.0	–	55.0–		55.0
Alternatif Finansal Kiralama A.Ş.	Finance & Insurance	FY92	–	–	1.1	–	1.1
Alternatifbank A.Ş.	Finance & Insurance	FY92, 99	15.0	15.0	10.4	–	10.4
Arcelik-LG Klima Sanayi ve Ticaret A.Ş.	Industrial & Consumer Products	FY00	14.4	9.6	13.8	–	13.8
Arçelik, A.Ş.	Industrial & Consumer Products	FY96, 01, 03	94.8	90.1	76.7	–	76.7
Assan Demir ve Sac Sanayi A.Ş.	Primary Metals	FY94, 97, 02	54.7	10.0	28.5	–	28.5
Atilim University	Education Services	FY02	6.5	–	6.5	–	6.5
Banvit Bandirma Vitaminli Yem Sanayi A.Ş.	Agriculture & Forestry	FY01	25.0	–	15.0	5.0	20.0
Bayindirbank A.Ş.	Finance & Insurance	FY94, 97	30.0	60.0	7.5	–	7.5

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Beko Elektronik A.Ş.	Industrial & Consumer Products	FY03	25.1	25.1	29.0	–	29.0
Borçelik Çelik Sanayii Ticaret A.Ş.	Primary Metals	FY92, 95, 96, 97	47.1	–	10.0	9.7	19.7
Çayeli Bakir Isletmeleri A.Ş.	Oil, Gas and Mining	FY93	30.0	45.0	4.2	–	4.2
CBS Boya Kimya Sanayii ve Ticaret A.Ş.	Chemicals	FY95, 96	0.7	–	–	3.7	3.7
CBS Holding A.Ş.	Chemicals	FY94	15.5	–	4.0	–	4.0
CBS Printas Baski Mürekkepleri ve Gerecleri A.Ş.	Chemicals	FY96, 01	+	–	–	0.6	0.6
Demir Finansal Kiralama A.Ş.	Finance & Insurance	FY97, 98	15.0	–	1.1	–	1.1
Eczacibasi Karo Seramik	Nonmetallic Mineral Product Manufacturing	FY02	10.4	–	12.1	–	12.1
Elginkan Holding A.Ş.	Industrial & Consumer Products	FY88, 93, 97	47.8	1.9	0.4	–	0.4
Entek Elektrik Üretimi Otoprodüktor Grubu A.Ş.	Utilities	FY98	25.0	26.5	21.3	–	21.3
Finans Finansal Kiralama A.Ş.	Finance & Insurance	FY97, 98	11.0	–	1.1	–	1.1
Finansbank, A.Ş.	Finance & Insurance	FY92, 00	20.0	55.6	6.7	–	6.7
Garanti Finansal Kiralama A.Ş.	Finance & Insurance	FY95, 98, 00	19.3	43.4	1.1	–	1.1
Gunkol Gunes Enerjisi ve Klima Sanayi A.Ş.	Industrial & Consumer Products	FY02	10.8	–	13.4	–	13.4
Gümüssuyu Hali ve Yer Kaplamalari Sanayi ve Ticaret A.Ş.	Textiles, Apparel & Leather	FY99	7.0	–	7.2	–	7.2
Indorama Iplik Sanayii ve Ticaret A.Ş.	Textiles, Apparel & Leather	FY99	10.7	–	6.9	0.7	7.5
Ipek Kagit Sanayii ve Ticaret A.Ş.	Pulp & Paper	FY98, 00, 02	44.6	33.0	38.7	–	38.7
Istanbul Bilgi University	Education Services	FY01	12.0	–	12.0	–	12.0
Kepez Elektrik T.A.Ş.	Utilities	FY91	20.2	–	6.5	–	6.5
Kiris Otelcilik ve Turizm A.Ş.	Accommodation & Tourism Services	FY89, 90	23.4	–	25.0	–	25.0
Koy-Tur Holding A.Ş.	Food & Beverages	FY90, 92	12.7	–	–	+	+
Kula Mensucat Fabrikasi A.Ş.	Textiles, Apparel & Leather	FY91	19.8	–	4.9	–	4.9
Medya Holding A.Ş.	Information	FY93, 96	28.6	–	7.5	–	7.5
Milli Reasurans T.A.Ş.	Finance & Insurance	FY02	50.0	–	50.0	–	50.0
Modern Karton Sanayii ve Ticaret A.Ş.	Pulp & Paper	FY98, 02	30.0	10.0	22.7	–	22.7
NASCO Nasreddin Holding A.Ş.	Textiles, Apparel & Leather	FY92	17.5	5.0	10.2	–	10.2
Pasabahce Eskisehir Cam Sanayi ve Ticaret A.Ş.	Nonmetallic Mineral Product Manufacturing	FY99, 02	24.2	16.7	9.9	–	9.9
Pinar Entegre Et Ve Yem Sanayi A.Ş.	Food & Beverages	FY84, 94, 98	21.9	–	6.3	–	6.3
Pinar Sut Mamulleri Sanayii A.Ş.	Food & Beverages	FY94, 00	23.2	–	16.1	–	16.1
Sakosa Sabanci-Kosa Endüstriyel Iplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	Textiles, Apparel & Leather	FY99	24.3	23.8	21.7	–	21.7
Silkar Turizm Yatirim ve Isletmeleri A.Ş.	Accommodation & Tourism Services	FY86, 90	19.3	9.8	3.0	+	3.0
Söktas Pamuk ve Tarim Ürunlerini Degerlendirme Ticaret ve Sanayi A.Ş.	Textiles, Apparel & Leather	FY98, 02	17.0	–	11.8	–	11.8
TEB Finansal Kiralama A.Ş.	Finance & Insurance	FY99	5.0	–	2.2	–	2.2
Trakya Cam Sanayii A.Ş.	Nonmetallic Mineral Product Manufacturing	FY79, 83, 84, 89, 91, 96, 99	66.7	31.4	–	3.4	3.4
Turkish Private Equity Fund I L.P.	Collective Investment Vehicles	FY02	10.0	–	–	10.0	10.0
Türk Ekonomi Bankasi A.Ş.	Finance & Insurance	FY95, 99, 03	62.5	37.5	41.7	–	41.7
Türkiye Sise ve Cam Fabrikalari A.Ş.	Nonmetallic Mineral Product Manufacturing	FY93, 97, 02, 03	138.2	89.1	97.9	–	97.9

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Unye Cimento Sanayi ve Ticaret A.Ş.	Nonmetallic Mineral Product Manufacturing	FY00	21.4	–	14.6	–	14.6
Uzel Makina Sanayii A.Ş.	Industrial & Consumer Products	FY99	11.4	8.5	9.5	–	9.5
Viking Kagit ve Seluloz, A.Ş.	Pulp & Paper	FY70, 71, 82, 83, 98	15.2	–	8.2	–	8.2
Yalova Elyaf ve Iplik A.Ş.	Textiles, Apparel & Leather	FY96	15.0	8.0	2.5	–	2.5
Yapi Kredi Finansal Kirkalama A.O.	Finance & Insurance	FY97, 98	12.9	–	1.0	–	1.0
Yeditepe Beynelmilel Otelcilik Turizm ve Ticaret A.Ş.	Accommodation & Tourism Services	FY90, 94, 02	31.8	27.5	10.6	+	10.6
					772.1	33.0	805.2
Ukraine							
First Ukrainian International Bank	Finance & Insurance	FY98	5.0	–	–	5.0	5.0
Joint Stock Commercial Bank HVB Bank Ukraine	Finance & Insurance	FY98	2.3	–	–	2.3	2.3
JSC Damen Shipyards Okean	Industrial & Consumer Products	FY02	10.0	–	10.0	–	10.0
Microfinance Bank of Ukraine	Finance & Insurance	FY01	5.2	–	3.5	1.7	5.2
Ukraine Fund	Collective Investment Vehicles	FY94, 97	3.1	–	–	2.9	2.9
					13.5	11.9	25.4
Uzbekistan							
ABN-AMRO Bank NB Uzbekistan A.O.	Finance & Insurance	FY96	1.0	–	–	1.0	1.0
Fayz Holding Joint Stock Company of the Open Type	Industrial & Consumer Products	FY98	2.4	–	0.8	0.5	1.3
National Bank for Foreign Economic Activity the Republic of Uzbekistan	Finance & Insurance	FY00	15.0	–	14.5	–	14.5
Open Joint-Stock Commercial Bank "Hamkorbank"	Finance & Insurance	FY01	1.0	–	1.0	–	1.0
Osiyo Granite Ltd.	Nonmetallic Mineral Product Manufacturing	FY01	1.6	–	1.6	–	1.6
Private Closed JointStock Commercial Bank "Parvina Bank"	Finance & Insurance	FY01	1.0	–	1.0	–	1.0
State Joint-Stock Commercial Bank "Asaka"	Finance & Insurance	FY00, 03	15.0	–	13.0	–	13.0
The Uzbek-Dutch Joint Venture Uzdutch Cheese Ltd. Limited Liability Company	Food & Beverages	FY00	0.6	–	0.5	–	0.5
Uzbek Leasing International A.O.	Finance & Insurance	FY96, 01, 03	3.4	–	2.5	0.9	3.4
					35.0	2.4	37.4

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Regional Investments							
ABC Medicover Holdings B.V.	Health Care	FY99	7.0	–	4.5	–	4.5
Advent Central and Eastern Europe II	Collective Investment Vehicles	FY98	15.0	–	–	14.2	14.2
Advent Central Europe Management L.P.	Collective Investment Vehicles	FY95	+	–	–	+	+
Advent Private Equity Fund – Central Europe Limited Partnership	Collective Investment Vehicles	FY95	10.0	–	–	4.8	4.8
AIG Emerging Europe Infrastructure Fund	Collective Investment Vehicles	FY00	30.0	–	–	30.0	30.0
Alliance ScanEast Fund, L.P.	Collective Investment Vehicles	FY94	4.9	–	–	3.8	3.8
Baltic American Enterprise Fund	Finance & Insurance	FY03	50.0	–	50.0	–	50.0
Bancroft II L.P.	Collective Investment Vehicles	FY03	22.9	–	–	22.9	22.9
Black Sea Fund L.P.	Collective Investment Vehicles	FY99, 02	14.5	–	–	14.4	14.4
Central Europe Telecom Investments, L.P.	Collective Investment Vehicles	FY94	9.7	–	–	+	+
The Czech and Slovak Private Equity Fund L.P.	Collective Investment Vehicles	FY95	2.5	–	–	2.5	2.5
Euromedic International	Health Care	FY02	14.8	–	16.5	–	16.5
European Renaissance Capital, L.P.	Collective Investment Vehicles	FY94	5.0	–	–	3.8	3.8
Hanseatic Capital, LLC	Finance & Insurance	FY03	8.6	–	8.6	–	8.6
MFI Facility – Central Asia	Finance & Insurance	FY03	45.0	–	45.0	–	45.0
New Europe–East Investment Fund	Collective Investment Vehicles	FY93	10.0	–	–	+	+
NIS Restructuring Facility, L.P.	Collective Investment Vehicles	FY00	10.0	–	–	9.0	9.0
The Romania & Moldova Direct Fund, LP	Collective Investment Vehicles	FY99	4.0	–	–	2.0	2.0
SEAF Central and Eastern Europe Growth Fund LLC	Collective Investment Vehicles	FY01	3.3	–	–	3.2	3.2
SEAF Central Asia Small Enterprise Fund LLC	Collective Investment Vehicles	FY03	2.5	–	–	2.5	2.5
SEAF Trans-Balkan Fund LLC	Collective Investment Vehicles	FY01	4.8	–	–	4.8	4.8
					124.6	117.9	242.5
Total equity and loans					**2,898.5**	**526.6**	**3,425.1**
Total guarantees and risk management products							**155.6**
Total IFC portfolio for Europe & Central Asia							**3,580.7**

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Argentina							
Aceitera General Deheza S.A.	Food & Beverages	FY95, 02	55.0	30.0	30.0	–	30.0
Acindar Industria Argentina de Aceros, S.A.	Primary Metals	FY60, 95, 97, 99	119.4	90.7	81.9	16.4	98.4
Aguas Argentinas S.A.	Utilities	FY95, 96	85.0	307.5	46.6	7.0	53.6
Aguas Provinciales de Santa Fé	Utilities	FY01	20.0	30.0	20.0	–	20.0
Alpargatas S.A.I.C.	Textiles, Apparel & Leather	FY77, 84, 86, 88, 94, 97	76.3	117.0	–	+	+
American Plast, S.A.	Plastics & Rubber	FY99	10.0	–	5.0	–	5.0
Argentina Equity Investments I Ltd	Collective Investment Vehicles	FY94	4.0	–	–	2.8	2.8
Asociación Civil Universidad del Salvador	Education Services	FY01	10.0	–	10.0	–	10.0
Asociación Unión Tamberos Cooperativa Limitada (AUCTL)	Food & Beverages	FY99	6.0	–	5.2	–	5.2
BACS (Banco de Credito y Securitizacion S.A.)	Finance & Insurance	FY00	59.1	–	19.1	12.5	31.6
Banco Bansud S.A.	Finance & Insurance	FY97	4.9	–	1.1	–	1.1
Banco de Galicia y Buenos Aires, S.A.	Finance & Insurance	FY97, 99, 00	80.0	245.0	65.0	–	65.0
Banco del Suquia S.A.	Finance & Insurance	FY98, 99	45.0	30.0	46.0	–	46.0
Banco General de Negocios S.A.	Finance & Insurance	FY94, 99	48.0	–	33.0	–	33.0
Banco Hipotecario S.A.	Finance & Insurance	FY00	25.0	102.5	25.0	–	25.0
CCBA S.A.	Food & Beverages	FY96	18.5	33.0	10.6	–	10.6
Cefas S.A.	Oil, Gas and Mining	FY00	15.0	–	15.0	–	15.0
Cervecería y Maltería Quilmes S.A. (Quilmes)	Food & Beverages	FY94	15.0	15.0	4.0	–	4.0
Cerámica Zanón S.A.C.I. y M.	Nonmetallic Mineral Product Manufacturing	FY96	20.0	–	17.7	–	17.7
Compañía Elaboradora de Productos Alimenticios S.A.	Food & Beverages	FY95	15.0	6.0	9.7	–	9.7
Compañías Asociadas Petroleras S.A.	Oil, Gas and Mining	FY97	17.0	33.0	10.5	–	10.5
Concesiones y Construcciones de Infraestructura S.A.	Transportation and Warehousing	FY00	26.0	–	6.0	20.0	26.0
Correo Argentino S.A.	Transportation and Warehousing	FY99	75.0	54.0	57.4	6.8	64.2
Empresa Distribuidora Norte Sociedad Anónima S.A.	Utilities	FY94, 95	45.0	128.0	18.4	–	18.4
FAPLAC, S.A.	Industrial & Consumer Products	FY00	15.0	–	15.0	–	15.0
Fondo Agricola de Inversión Directa 2003 y Unifund S.A.	Collective Investment Vehicles	FY98	2.8	–	–	1.2	1.2
Frigorifico Regional Industrias Alimenticias Reconquista (Friar) (S.A.)	Food & Beverages	FY98	12.5	7.0	12.5	–	12.5
Frigorífico Rioplatense S.A.I.C.I.F.	Food & Beverages	FY92	13.0	4.0	5.3	1.0	6.3
FV S.A.	Industrial & Consumer Products	FY99	16.0	–	10.8	–	10.8
Grunbaum, Rico y Daucourt S.A.I.C. y F.	Textiles, Apparel & Leather	FY96	10.0	5.0	8.0	–	8.0
Guipeba–Ceval S.A.	Food & Beverages	FY97	20.0	20.0	12.5	–	12.5
Hospital Privado Centro Médico De Córdoba S.A.	Health Care	FY99	9.6	–	9.1	–	9.1
HSBC Bank Argentina S.A.	Finance & Insurance	FY95, 98	50.0	–	36.0	–	36.0
Juan Minetti S.A.	Nonmetallic Mineral Product Manufacturing	FY 78, 81, 86, 87, 93, 94, 96, 99	101.8	197.5	30.4	+	30.4
Kleppe S.A. y El Caldero S.A.	Agriculture & Forestry	FY95, 98	12.0	–	10.2	–	10.2
Maltería Pampa S.A.	Food & Beverages	FY93, 96	19.0	12.0	3.5	–	3.5

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Merchant Bankers Asociados S.A.	Finance & Insurance	FY96	0.2	–	–	0.2	0.2
Milkaut S.A.	Food & Beverages	FY92, 97	20.0	5.0	15.6	5.0	20.7
Molinos Río de la Plata S.A.	Food & Beverages	FY93, 94, 03	32.3	30.0	30.0	5.5	35.5
Nahuelsat S.A.	Information	FY95	35.0	–	8.8	–	8.8
Nuevo Banco de Santa Fe S.A.	Finance & Insurance	FY01	5.8	–	4.1	–	4.1
Nuevo Central Argentino S.A.	Transportation and Warehousing	FY93	13.0	15.0	–	3.0	3.0
Patagonia Fund, L.P.	Collective Investment Vehicles	FY98	25.0	–	–	15.0	15.0
Patagonia Mint S.A.	Food & Beverages	FY98	6.0	5.0	3.1	–	3.1
Pecom Energia S.A.	Chemicals	FY97	20.0	30.0	3.6	–	3.6
Petrolera Argentina San Jorge S.A.	Oil, Gas and Mining	FY97, 99	73.4	35.0	–	58.4	58.4
S.A. San Miguel A.G.I.C.I. y F.	Agriculture & Forestry	FY99	12.0	–	8.3	–	8.3
Sancor Cooperativas Unidas Limitada	Food & Beverages	FY95	40.0	30.0	28.8	–	28.8
Sideco Americana S.A.	Transportation and Warehousing	FY95	–	–	–	15.0	15.0
Socma Americana S.A.	Transportation and Warehousing	FY95	40.0	60.0	6.3	–	6.3
T6 Industrial S.A.	Food & Beverages	FY98	15.0	30.0	11.7	–	11.7
Terminal 6, S.A.	Transportation and Warehousing	FY87, 90, 91, 96, 98	33.0	19.5	8.6	–	8.6
Terminales Portuarias Argentinas S.A.	Transportation and Warehousing	FY96	12.0	–	3.5	–	3.5
The Tower Fund, L.P.	Collective Investment Vehicles	FY95	25.0	–	–	19.8	19.8
Tower Investment Management Company	Collective Investment Vehicles	FY95	0.1	–	–	+	+
Transportadora De Gas Del Norte S.A.	Transportation and Warehousing	FY97	45.0	210.0	38.2	–	38.2
Vicentin S.A.I.C.	Food & Beverages	FY97, 03	55.0	40.0	45.6	–	45.6
Yacylec S.A.	Utilities	FY94	20.0	45.0	3.0	5.0	8.0
					909.5	194.7	1,104.3
Barbados							
Almond Resorts, Inc.	Accommodation & Tourism Services	FY95	7.1	–	–	1.1	1.1
						1.1	1.1
Belize							
Nova Companies (Belize) Ltd. and Ambergris Aquaculture Ltd.	Agriculture & Forestry	FY98	5.5	–	4.8	–	4.8
					4.8		4.8
Bolivia							
Aguas del Illimani S.A.	Utilities	FY00	7.1	–	5.4	1.0	6.4
Banco Bisa, S.A.	Finance & Insurance	FY76, 88, 91, 92, 95, 98	28.7	5.5	3.0	3.2	6.2
Banco Mercantil S.A.	Finance & Insurance	FY96	10.0	–	4.3	–	4.3
Caja Los Andes S.A.	Finance & Insurance	FY99, 01, 03	10.0	–	8.6	–	8.6
Central Aguirre Portuaria S.A.	Transportation and Warehousing	FY92, 02	4.7	–	2.2	0.3	2.5
Compañia Boliviana de Gas Natural Comprimido Genex S.A.	Chemicals	FY93	2.3	–	0.4	–	0.4
Compañía Minera del Sur, S.A.	Oil, Gas and Mining	FY90, 94, 96, 00	40.6	5.0	6.3	–	6.3
Electropaz S.A.	Utilities	FY00	25.0	–	22.4	–	22.4

at June 30, 2003

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
F.I.E. Fondo Financiero Privado	Finance & Insurance	FY03	2.5	–	2.5	–	2.5
Minera S.A.	Oil, Gas and Mining	FY92	–	–	–	3.4	3.4
Telefonica Celular de Bolivia S.A. ("Telecel S.A.")	Information	FY97, 01	26.7	23.3	12.8	–	12.8
Transportadora de Electricidad S.A.	Utilities	FY03	30.0	–	30.0	–	30.0
Trenes Continentales S.A.	Transportation and Warehousing	FY92	–	–	–	2.9	2.9
					97.8	10.8	108.6
Brazil							
AG Concession	Utilities	FY02	30.0	–	15.0	15.0	30.0
Algar Telecom S.A.	Information	FY97	43.2	–	16.5	18.2	34.7
Amaggi Exportacao e Impotacao Limitada	Food & Beverages	FY03	30.0	–	30.0	–	30.0
Andrade Gutierrez SA	Collective Investment Vehicles	FY03	40.0	20.0	40.0	–	40.0
Apolo Produtos de Aco SA	Industrial & Consumer Products	FY02	8.0	–	8.0	–	8.0
Bahia Sul Celulose S.A.	Pulp & Paper	FY90, 91, 93	61.0	60.0	–	19.7	19.7
Banco Bradesco, S.A.	Finance & Insurance	FY97, 03	26.8	85.2	12.7	–	12.7
Banco Itaú, S.A.	Finance & Insurance	FY02, 03	119.1	150.0	90.0	–	90.0
Banco Itaú–BBA S.A.	Finance & Insurance	FY01, 02	40.0	60.0	34.3	–	34.3
Bompreco S.A. Supermercados do Nordeste	Wholesale and Retail Trade	FY98	30.0	–	15.4	–	15.4
Bulk Services Corporation	Transportation and Warehousing	FY98	14.0	7.5	7.4	–	7.4
Cambuhy/MC	Food & Beverages	FY95	30.0	–	1.9	–	1.9
Ceval Alimentos S.A.	Food & Beverages	FY93, 96	90.0	130.0	–	16.1	16.1
Chapeco Companhia Industrial de Alimentos	Food & Beverages	FY94, 96	43.9	5.3	27.8	–	27.8
CIA Tecinos Norte de Minas – Coteminas	Textiles, Apparel & Leather	FY97, 98, 00	25.5	20.0	8.4	8.1	16.5
Companhia Petroquímica do Sul S.A.	Chemicals	FY98	40.0	180.0	17.5	–	17.5
Companhia Suzano Papel e Celulose S.A.	Pulp & Paper	FY90	–	–	–	1.3	1.3
Concessionária Da Rodovia Presidente Dutra S.A.	Transportation and Warehousing	FY98	35.0	79.5	21.4	–	21.4
Concessionária do Sistema Anhanguera Bandeirantes S.A.	Transportation and Warehousing	FY00	29.2	25.9	27.6	–	27.6
Construtora Norberto Odebrecht	Construction and Real Estate	FY02	80.0	165.0	71.8	–	71.8
CPFL Energia	Utilities	FY03	40.0	–	40.0	–	40.0
CRP Caderi Capital de Risco S.A.	Collective Investment Vehicles	FY95	0.8	–	–	0.5	0.5
Dende do Pará S/A — DENPASA — Agricultura, Indústria e Comércio de Olea	Food & Beverages	FY80, 94	5.3	–	–	1.1	1.1
Distel Holding S.A.	Information	FY95, 96, 98, 02	67.2	118.0	11.7	–	11.7
Dixie Toga S.A.	Plastics & Rubber	FY98	15.0	–	–	15.0	15.0
Duratex S.A.	Industrial & Consumer Products	FY88, 97	29.4	78.0	8.3	–	8.3
Empesca S.A. Construções Navais, Pesca e Exportaçao	Food & Beverages	FY98	15.0	–	15.0	–	15.0
Empresa de Desenvolvimento de Recursos Minerais (CODEMIN) S.A.	Oil, Gas and Mining	FY73, 78	9.3	54.0	–	4.3	4.3
Escol@24Horas	Education Services	FY01, 02	3.5	–	–	3.5	3.5
Fertilizantes Fosfatado S.A.	Chemicals	FY99	20.0	45.0	7.6	–	7.6

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Fras-le, S.A.	Industrial & Consumer Products	FY99	20.0	–	8.0	10.0	18.0
Gavea Hotelaria e Turismo S.A.	Accommodation & Tourism Services	FY94	16.8	7.5	9.3	–	9.3
Grupo Peixoto de Castro Participacoes S.A.	Industrial & Consumer Products	FY02	9.0	–	9.0	–	9.0
Hering Textile S.A.**	Textiles, Apparel & Leather	FY95	–	–	7.5	–	7.5
Icatu Equity Partners, L.P.	Collective Investment Vehicles	FY98	30.0	–	–	19.6	19.6
Indústrias Arteb S.A.	Industrial & Consumer Products	FY98	27.0	20.0	20.0	7.0	27.0
Innova S.A.	Chemicals	FY00	25.0	60.0	16.3	5.0	21.3
Ipiranga Petroquímica S.A.	Chemicals	FY80, 87, 98	61.3	178.0	24.0	6.3	30.3
Itaberaba Participações S.A.	Health Care	FY00	5.3	–	–	5.3	5.3
Joaquim Oliveira S.A. Participações	Agriculture & Forestry	FY01	15.0	–	14.6	–	14.6
Klabin Bacel S.A.	Pulp & Paper	FY94	24.7	36.0	3.8	15.7	19.5
Labratório de Análises e Pesquises Clínicas Gastao Fleury S/C Limitada	Health Care	FY00	15.0	–	14.4	–	14.4
Lojas Americanas S.A.	Wholesale and Retail Trade	FY96	33.0	20.0	13.0	–	13.0
Macae	Utilities	FY03	75.0	–	75.0	–	75.0
Macedo Alimentos Nordeste S.A.	Food & Beverages	FY92	–	–	6.6	–	6.6
Maximilano Gaidzinski S.A.– Industria de Azulejos Eliane	Nonmetallic Mineral Product Manufacturing	FY00	45.0	–	40.7	–	40.7
Microinvest S.A. Sociedade de Credito Ao Microempreendedor	Finance & Insurance	FY03	1.3	–	–	1.3	1.3
Minerações Brasileiras Reunidas S.A.	Oil, Gas and Mining	FY88, 93, 01	75.0	27.0	30.0	–	30.0
Net Servicos de Comunicacao S.A	Information	FY02	5.0	–	–	36.7	36.7
New GP Capital Partners B L.P.	Collective Investment Vehicles	FY92	–	–	–	9.7	9.7
Oxiteno Nordeste S.A. Indústria e Comércio	Chemicals	FY75, 96	44.6	–	2.5	5.0	7.5
Pará Pigmentos S.A.	Oil, Gas and Mining	FY95	39.0	33.5	15.1	9.0	24.1
Perdigâo S.A. and Perdigâo Agroindustrial S.A.	Food & Beverages	FY88, 96	57.9	20.0	10.9	10.0	20.9
Petroflex Indústria e Comércio S.A.**	Plastics & Rubber	FY96	–	–	7.5	–	7.5
Politeno Indústria é Comércio S.A.	Chemicals	FY89, 96	42.6	–	1.5	–	1.5
Portobello S.A.	Nonmetallic Mineral Product Manufacturing	FY95, 00, 02	39.1	–	18.5	6.1	24.6
Puras do Brasil S.A.	Accommodation & Tourism Services	FY00	5.0	–	3.8	–	3.8
Queiroz Galvao Perfuracoes S.A.	Oil, Gas and Mining	FY03	40.0	–	40.0	–	40.0
Randon S.A. Implementose e Sistemas Automotivos	Industrial & Consumer Products	FY99	10.0	–	8.1	–	8.1
Ripasa S.A.	Pulp & Paper	FY91	25.0	–	–	5.0	5.0
Sadia Concórdia S.A. Indústria e Comércio	Food & Beverages	FY94, 95, 97	80.0	222.0	22.0	10.0	32.0
Samarco Mineração S.A.	Oil, Gas and Mining	FY97	18.0	16.0	9.0	–	9.0
Saraiva S.A. Livreiros Editores	Wholesale and Retail Trade	FY98	18.0	–	6.9	3.0	9.9
Satipel Industrial S.A.	Industrial & Consumer Products	FY03	25.0	–	25.0	–	25.0
Seara Alimentos S.A.	Agriculture & Forestry	FY93	–	–	–	3.9	3.9
Sepetiba Terminal de Containêres S.A.	Transportation and Warehousing	FY02	32.0	8.0	32.0	–	32.0

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions)		Investments held for IFC (US$ millions)		
			Total IFC	Total syndi-cations	Loans	Equity (at cost)	Total loans and equity
Sucorrico S.A.	Food & Beverages	FY97	15.0	–	3.0	–	3.0
Sudamérica en Fiesta, S.A.	Accommodation & Tourism Services	FY00	15.0	–	–	15.0	15.0
Synteko Produtos Quimicos S.A.	Industrial & Consumer Products	FY02	18.0	–	18.0	–	18.0
São Paulo Alpargatas S.A.	Textiles, Apparel & Leather	FY87, 97, 03	90.0	–	46.7	–	46.7
Tecon Rio Grande S.A.	Transportation and Warehousing	FY99	12.1	16.0	11.3	–	11.3
Tecon Salvador S.A.	Transportation and Warehousing	FY01, 03	5.1	5.0	3.5	1.6	5.1
Trikem S.A.	Chemicals	FY92, 93	12.9	–	–	+	+
Tubos e Conexoes Tigre Ltda.	Plastics & Rubber	FY97	30.0	23.5	12.7	–	12.7
Unibanco — Uniao de Bancos Brasileiros S.A.	Finance & Insurance	FY88, 96, 02, 03	144.8	250.0	120.0	–	120.0
UP Offshore (Bahamas) Limited	Transportation and Warehousing	FY03	21.6	30.0	11.6	10.0	21.6
Usina Hidrelétrica Guilman– Amorim	Utilities	FY92, 98	30.0	91.0	24.3	–	24.3
Vulcabras do Nordeste S.A.	Textiles, Apparel & Leather	FY99	20.0	–	11.7	–	11.7
Weist S.A.	Industrial & Consumer Products	FY99	8.0	–	8.0	–	8.0
					1,293.9	298.1	1,591.9
Chile							
CB Transporte e Infraestructura S.A.	Transportation and Warehousing	FY99	2.0	–	0.8	–	0.8
Ferrocarril del Pacífico S.A.	Transportation and Warehousing	FY97	20.5	6.0	12.3	5.6	17.9
Hidroeléctrica Aconcagua S.A.	Utilities	FY92, 93	14.4	6.0	–	6.5	6.5
HQI Transelec Chile S.A.	Utilities	FY03	60.0	–	60.0	–	60.0
Lan Chile	Transportation and Warehousing	FY03	30.0	–	30.0	–	30.0
Minera Escondida Limitada	Oil, Gas and Mining	FY89, 93, 99	87.6	–	16.7	7.5	24.1
Moneda Asset Management S.A.	Collective Investment Vehicles	FY94, 96, 97	0.5	–	–	0.5	0.5
Pionero Fondo de Inversión Mobiliaria	Collective Investment Vehicles	FY94	10.0	–	–	9.3	9.3
Proa Fondo de Inversión de Desarrollo de Empresas	Collective Investment Vehicles	FY96	8.3	–	–	6.6	6.6
San Antonio Terminal Internacional S.A.	Transportation and Warehousing	FY01	38.7	65.0	35.0	3.7	38.7
Transportes Ferroviarios S.A.	Transportation and Warehousing	FY92	–	–	–	4.4	4.4
					154.8	44.1	198.9
Colombia							
Banco Caja Social	Finance & Insurance	FY02	7.0	–	–	7.0	7.0
Bavaria	Food & Beverages	FY02	100.0	145.0	100.0	–	100.0
Cales y Cementos de Toluviejo, S.A.	Nonmetallic Mineral Product Manufacturing	FY01	3.3	7.1	3.3	–	3.3
Cementos del Caribe, S.A.	Nonmetallic Mineral Product Manufacturing	FY75, 01	17.6	13.0	4.0	10.0	14.0

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Colombian Home Mortgage Corp. (CHMC)	Finance & Insurance	FY02	13.0	–	2.3	10.6	13.0
Compania Suramericana de Arrendamiento Operativo S.A.	Finance & Insurance	FY99	5.1	–	–	5.1	5.1
Compañía Colombiana de Tejidos	Textiles, Apparel & Leather	FY63, 68, 69, 91	22.9	1.7	6.0	–	6.0
Corporación Financiera del Valle S.A.	Finance & Insurance	FY69, 85, 93, 95	51.1	60.0	–	7.4	7.4
Corporación Financiera Nacional y Suramericana S.A.	Finance & Insurance	FY96, 00	88.8	–	38.1	25.0	63.1
Inversura S. A.	Finance & Insurance	FY02	15.0	–	–	15.0	15.0
Omimex de Colombia, Ltd.	Oil, Gas and Mining	FY03	35.0	–	35.0	–	35.0
Productora de Derivados de la Sal, S.A. (PRODESAL)	Chemicals	FY87	7.2	–	–	0.6	0.6
Promigas S.A. E.S.P.	Transportation and Warehousing	FY77, 89, 93, 94, 97	38.3	69.5	3.8	1.1	4.9
Promotora de Inversiones de Santander, S.A.	Finance & Insurance	FY92, 94, 95	6.4	–	–	0.2	0.2
Protección S. A.	Finance & Insurance	FY02	10.0	–	–	10.0	10.0
Proyectos de Infraestructura S.A.	Transportation and Warehousing	FY97	9.5	–	–	5.0	5.0
Suramericana de Inversiones S.A.	Finance & Insurance	FY02	75.0	–	75.2	–	75.2
					267.7	97.1	364.8
Costa Rica							
Alterra Partners Costa Rica S.A.	Transportation and Warehousing	FY01	35.0	85.0	35.0	–	35.0
Banco Cuscatlan de Costa Rica	Finance & Insurance	FY03	5.0	–	5.0	–	5.0
Banco Interfin S.A.	Finance & Insurance	FY93, 01	20.0	–	13.8	–	13.8
Consorcio Hospitalario Internacional, S.A.	Health Care	FY99	1.2	–	–	1.2	1.2
Corporación Supermercados Unidos S.A.	Wholesale and Retail Trade	FY99	40.0	–	24.7	10.0	34.7
Hidroeléctrica Aguas Zarcas S.A. (Hidrozarcas)	Utilities	FY94	4.0	6.1	1.4	–	1.4
Productos Gutis S.A.	Health Care	FY03	7.0	–	7.0	–	7.0
					86.8	11.2	98.0
Dominican Republic							
Banco BHD, S.A.	Finance & Insurance	FY03	20.0	–	20.0	–	20.0
Caucedo Investments Inc.	Transportation and Warehousing	FY02	30.0	–	30.0	–	30.0
France Telecom Dominicana	Information	FY02	50.0	50.0	50.0	–	50.0
Inversora Internacional Hotelera, S.A.	Accommodation & Tourism Services	FY99	14.0	21.7	11.6	–	11.6
Pasteurizadora Rica C. por A.	Food & Beverages	FY00	15.0	–	14.0	–	14.0
Red Sanitaria Hospiten	Health Care	FY00, 03	14.0	10.0	13.9	–	13.9
Smith/Enron Cogeneration Limited Partnership	Utilities	FY95, 96	32.3	50.0	17.6	–	17.6
					157.1		157.1
Ecuador							
Agrocapital, S.A.	Agriculture & Forestry	FY97	3.5	–	3.5	–	3.5
Compañia Financiera Ecuadoriana de Desarollo, S.A.	Finance & Insurance	FY69, 73, 75, 77, 81, 82, 88	3.0	–	–	+	+

at June 30, 2003

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Concessionaria DHM, S.A.	Transportation and Warehousing	FY99	12.8	15.0	11.5	1.0	12.5
Ecuacobre-FV S.A.	Nonmetallic Mineral Product Manufacturing	FY00	9.0	–	7.8	–	7.8
Favorita Fruit Company, Ltd.	Agriculture & Forestry	FY99, 03	30.0	–	22.2	5.0	27.2
La Universal S.A.	Agriculture & Forestry	FY99	13.2	3.0	8.25.0		13.2
Rey Banano del Pacífico C.A. (Reybanpac)	Agriculture & Forestry	FY94	10.0	5.0	2.0	–	2.0
					55.2	11.0	66.1
El Salvador							
AFP Crecer, S.A.	Finance & Insurance	FY99	–	–	–	1.2	1.2
Banco Cuscatlan, S.A.	Finance & Insurance	FY99, 03	40.0	–	31.4	–	31.4
Baterias de El Salvador, S.A.	Industrial & Consumer Products	FY99	2.0	–	1.4	–	1.4
CAESS/EEO Distribution Companies	Utilities	FY02	45.0	75.0	44.2	–	44.2
Cemento de El Salvador, S.A.	Nonmetallic Mineral Product Manufacturing	FY97, 00	19.6	20.6	9.7	2.2	11.9
Financiera Calpia S.A.	Finance & Insurance	FY03	2.0	–	–	2.0	2.0
Implementos Agrícolas Centroamericanos, S.A.	Industrial & Consumer Products	FY98, 99	2.2	–	–	0.2	0.2
					86.8	5.6	92.4
Grenada							
Bel Air Plantation Limited	Accommodation & Tourism Services	FY02	2.0	–	2.0	–	2.0
					2.0		2.0
Guatemala							
Banco Cuscatlan de Guatemala	Finance & Insurance	FY03	10.0	–	10.0	–	10.0
Banco de Occidente. S.A.	Finance & Insurance	FY03	10.0	–	10.0	–	10.0
Fabrigas S.A.	Utilities	FY95	7.0	–	1.8	–	1.8
Frutera del Pacifico, S.A.	Agriculture & Forestry	FY00	7.0	–	5.6	–	5.6
Generadora de Occidente Ltda.	Utilities	FY03	15.0	12.0	15.0	–	15.0
Interforest S.A.	Industrial & Consumer Products	FY03	6.0	–	6.0	–	6.0
La Fragua	Wholesale and Retail Trade	FY99	20.0	–	15.8	–	15.8
Orzunil I de Electricada Limitada	Utilities	FY92, 98, 00	14.3	15.0	10.9	1.2	12.1
Pantaleón S.A.	Food & Beverages	FY97	20.0	–	6.3	–	6.3
Vidriera Guatemalteca, S.A.	Nonmetallic Mineral Product Manufacturing	FY93	11.0	–	0.7	–	0.7
					82.0	1.2	83.1
Guyana							
Guyana Americas Merchant Bank	Finance & Insurance	FY00	1.0	–	–	1.0	1.0
Heritage Limited (Cara Lodge)	Accommodation & Tourism Services	FY00	0.7	–	0.7	–	0.7
IDS Holdings Limited	Plastics & Rubber	FY99	1.2	–	1.3	–	1.3
					1.9	1.0	2.9
Haiti							
Micro Crédit National S.A.	Finance & Insurance	FY00	0.4	–	–	0.4	0.4
						0.4	0.4

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Honduras							
Electricidad de Cortés, S. de R.L. de C.V.	Utilities	FY95, 98	16.6	36.3	6.7	2.6	9.3
Grupo Granjas Marinas S.A. de C.V.	Agriculture & Forestry	FY87, 99	6.6	–	4.5	–	4.5
Multiplaza S.A.	Accommodation & Tourism Services	FY99	10.0	–	7.7	–	7.7
					18.9	2.6	21.5
Jamaica							
Jamaica Energy Partners	Utilities	FY97	23.9	48.0	11.7	–	11.7
Jamaica Public Service Company	Utilities	FY03	45.0	–	45.0	–	45.0
MBJ Airports Limited	Transportation and Warehousing	FY02	20.0	25.0	20.0	–	20.0
Mossel (Jamaica) Limited	Information	FY01, 02	50.0	21.8	42.0	8.0	50.0
					118.7	8.0	126.7
Mexico							
AES Méridia III, S. de R.L. de C.V.	Utilities	FY98	30.0	74.0	28.3	–	28.3
Agropecuaria Sanfandila S.A. de C.V.	Agriculture & Forestry	FY99	8.7	4.3	6.2	–	6.2
Allegro Grand Cozumel, S.A. de C.V.	Accommodation & Tourism Services	FY03	40.0	40.0	30.0	10.0	40.0
American British Cowdray Medical Center I.A.P.	Health Care	FY01	30.0	14.0	30.0	–	30.0
Apasco, S.A. de C.V.	Nonmetallic Mineral Product Manufacturing	FY88, 91, 93, 96	176.4	120.0	9.0	–	9.0
Banco BBVA – Bancomer	Finance & Insurance	FY92	–	–	42.4	–	42.4
Baring Mexico Private Equity Fund, L.P.	Collective Investment Vehicles	FY96, 99	11.8	–	–	8.4	8.4
Central Anáhuac S.A. de C.V.	Utilities	FY00	50.0	59.5	47.7	–	47.7
Central Saltillo S.A. de C.V.	Utilities	FY00	35.0	43.0	33.3	–	33.3
Combustibles Ecologicos Mexicanos, S.A. de C.V.	Chemicals	FY02	6.5	–	5.0	1.5	6.5
Comercializadora La Junta S.A. de C.V.	Transportation and Warehousing	FY98	6.0	7.5	3.0	–	3.0
Compañía Tratadora de Aguas Negras de Puerto Vallarta, S.A. de C.V.	Utilities	FY95, 02	7.5	–	3.0	–	3.0
Consorcio International Hospital, S.A. de C.V.	Health Care	FY99	4.8	–	–	4.8	4.8
Coppel S.A. de C.V.	Wholesale and Retail Trade	FY02	30.0	–	30.0	–	30.0
Financiera Compartamos, S.A. de C.V.	Finance & Insurance	FY01	1.7	–	1.0	0.7	1.7
Fomento Económico Mexicano, S.A. de C.V.	Food & Beverages	FY89, 92	107.6	–	–	2.8	2.8
Fondo Chiapas Equity Agency Line	Finance & Insurance	FY98	5.0	–	–	4.2	4.2
Forja De Monterrey, S.A. De C.V.	Industrial & Consumer Products	FY99	16.0	13.0	9.3	3.0	12.3
Girsa, S.A. de C.V.	Chemicals	FY97, 00	85.0	175.0	52.1	–	52.1
Grupo Aceros Corsa, S.A. de C.V.	Primary Metals	FY00	16.0	–	9.3	3.0	12.3
Grupo Bimbo, S.A. de C.V.	Food & Beverages	FY92, 96	65.0	175.0	13.5	–	13.5
Grupo Calidra, S.A. de C.V.	Oil, Gas and Mining	FY98	18.0	10.0	8.7	6.0	14.7
Grupo Financiero Banorte, S.A. de C.V.	Finance & Insurance	FY03	50.0	–	50.0	–	50.0
Grupo Financiero BBVA Bancomer, S.A. (formerly Grupo Probursa)	Finance & Insurance	FY92	–	–	–	32.7	32.7
Grupo Idesa, S.A. de C.V.	Chemicals	FY94	23.0	42.5	–	+	+
Grupo Industrial Ayvi S.A. de C.V.	Agriculture & Forestry	FY99	10.0	–	7.1	–	7.1
Grupo Mexmal	Industrial & Consumer Products	FY03	10.0	–	10.0	–	10.0

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Grupo Minsa, S.A. de C.V.	Food & Beverages	FY97	30.0	30.0	12.5	–	12.5
Grupo Posadas, S.A. de C.V.	Accommodation & Tourism Services	FY92, 93, 95, 96, 00	83.7	68.5	46.2	5.0	51.2
Hipotecaria Su Casita, S.A. de C.V. – SOFOL	Finance & Insurance	FY01	12.6	–	1.9	10.6	12.5
Industrias Innopack S.A. de C.V.	Plastics & Rubber	FY01	15.0	–	–	15.0	15.0
Invercap S.A. de C.V.	Finance & Insurance	FY00, 01	1.1	–	–	1.1	1.1
Medicus, S.A. de C.V.	Health Care	FY99	7.0	–	6.8	–	6.8
Mexico City – Toluca Toll Road	Transportation and Warehousing	FY92	13.8	–	1.8	–	1.8
Mexplus Puertos S.A. de C.V.	Transportation and Warehousing	FY93, 95, 99	4.5	–	–	4.5	4.5
Pan American Silver	Oil, Gas and Mining Corporation	FY00	9.0	–	–	9.0	9.0
Plata Panamericana, S.A. de C.V.	Oil, Gas and Mining	FY02	10.0	–	10.0	–	10.0
Polomex S.A. de C.V.	Industrial & Consumer Products	FY03	8.0	–	8.0	–	8.0
Promotora de Centros Educativos S.A. de C.V.	Education Services	FY01	6.5	–	6.5	–	6.5
Propalma Fondo Chiapas Equity Agency	Food & Beverages	FY98	0.2	–	–	1.0	1.0
Puertas Finas de Madera Montealban, S.A. de C.V.	Industrial & Consumer Products	FY02	13.0	–	13.0	–	13.0
Qualita	Information	FY02	6.0	–	3.5	2.5	6.0
Servicios S.A. de C.V.	Transportation and Warehousing	FY01	12.4	10.0	9.8	1.9	11.7
Tenedora Nemak S.A. de C.V.	Industrial & Consumer Products	FY96, 99, 00, 01	33.0	35.0	9.0	–	9.0
Terminal Maritima de Altamira S.A. de C.V.	Transportation and Warehousing	FY97	5.1	10.4	4.7	–	4.7
Turborreactores S.A. de C.V.	Industrial & Consumer Products	FY00	14.0	4.0	12.0	–	12.0
ZN Mexico Capital Growth Fund Ltd.	Collective Investment Vehicles	FY99	15.3	–	–	15.3	15.3
ZN Mexico Capital Management, LLC	Collective Investment Vehicles	FY92	10.0	–	–	10.0	10.0
					574.4	152.9	727.3
Nicaragua							
Casa Mantica S.A. and Inmuebles Diano Marina, S.A.	Wholesale and Retail Trade	FY99	4.5	–	3.9	–	3.9
Distribuidora Cesar Guerrero S.A.	Wholesale and Retail Trade	FY99	1.0	–	0.6	–	0.6
Financiera Arrendadora Centroamericana, S.A.	Finance & Insurance	FY00	2.0	–	1.0	–	1.0
Frutales del San Juan, S.A.	Agriculture & Forestry	FY99	2.0	–	0.4	0.4	0.8
					5.9	0.4	6.3
Panama							
Aguas de Panama S.A.	Utilities	FY03	6.0	10.0	6.0	–	6.0
Banco Del Istmo, S.A.	Finance & Insurance	FY00	20.0	38.0	16.5	–	16.5
Banco General S.A.	Finance & Insurance	FY98, 00	40.0	–	37.3	–	37.3
Banco Latinoamericano de Exportaciones, S.A.	Finance & Insurance	FY79, 85, 86, 88, 03	174.8	–	125.0	–	125.0
ICA Panama, S.A.	Transportation and Warehousing	FY00	35.0	35.0	35.0	–	35.0

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Manzanillo International Terminal – Panama, S.A.	Transportation and Warehousing	FY95, 00	40.0	35.0	27.7	–	27.7
Panama Canal Railway Company	Transportation and Warehousing	FY00	20.0	30.0	15.0	5.0	20.0
Suleasing Internacional S.A.	Finance & Insurance	FY00	5.0	–	7.0	5.0	12.0
UBCI	Finance & Insurance	FY03	10.0	–	–	10.0	10.0
UP Offshore (Panama)	Transportation and Warehousing	FY03	13.1	5.3	13.1	–	13.1
					282.6	20.0	302.6
Peru							
Agraria El Escorial S.A.	Food & Beverages	FY00	7.0	–	7.0	–	7.0
Agro Industrial Paramonga S.A.	Food & Beverages	FY98	14.2	14.8	13.2	–	13.2
Alicorp S.A.	Food & Beverages	FY00	40.0	20.0	37.3	–	37.3
Banco Internacional del Perú	Finance & Insurance	FY98	20.0	100.0	8.0	–	8.0
Empresa Agroindustrial Laredo S.A.	Food & Beverages	FY00	15.0	–	13.6	–	13
Ferrocarril Transandino S.A.	Transportation and Warehousing	FY02	9.0	–	9.0	–	9.0
Inka Terra, Peru S.A.C.	Accommodation & Tourism Services	FY01	5.0	–	5.0	–	5.0
Interseguro Compania de Seguros de Vida S.A.	Finance & Insurance	FY02, 03	4.6	–	–	4.6	4.6
ISA Peru, S.A.	Utilities	FY02	18.0	8.0	17.7	–	17.7
MiBanco, Banco de la Micro–Empresa, S.A.	Finance & Insurance	FY02	3.0	–	2.3	–	2.3
Minera Quellaveco S.A.	Oil, Gas and Mining	FY93, 96, 00, 01	12.9	–	–	12.9	12.9
Minera Yanacocha S.A.	Oil, Gas and Mining	FY94, 95, 00	42.7	59.0	20.0	0.3	20.3
Norvial S.A.	Transportation and Warehousing	FY03	18.0	–	18.0	–	18.0
Peru OEH S.A.	Accommodation & Tourism Services	FY01	10.0	–	10.0	–	10.0
The Peru Privatization Fund Limited	Collective Investment Vehicles	FY95	13.9	–	–	9.7	9.7
The Peru Privatisation Fund Management Services Company Limited	Collective Investment Vehicles	FY95	+	–	–	+	+
Qualita Leasing, S.A.	Finance & Insurance	FY98	12.5	–	6.0	6.5	12.5
Ransa Comercial S.A.	Transportation and Warehousing	FY00	10.0	–	8.1	–	8.1
S.A. Minera Regina	Oil, Gas and Mining	FY85	3.0	–	0.4	–	0.4
Sociedad Agricola Drokasa S.A.	Agriculture & Forestry	FY00	6.0	–	5.4	–	5.4
Tecnofil S.A.	Industrial & Consumer Products	FY02	7.4	–	5.4	2.0	7.4
TIM Peru	Information	FY03	70.0	–	70.0	–	70.0
Universidad Peruana de Ciencias Aplicadas, S.A.	Education Services	FY01	7.0	–	7.0	–	7.0
					263.5	35.9	299.4
Trinidad and Tobago							
Caribbean Ispat Limited	Primary Metals	FY96	27.4	55.0	10.3	–	10.3
Republic Bank Limited	Finance & Insurance	FY03	70.0	–	70.0	–	70.0
Royal Merchant Bank and Finance Company	Finance & Insurance	FY02	20.0	–	20.0	–	20.0
Unicell Paper Mills Caribbean Ltd. (UPMCL)	Pulp & Paper	FY02	9.0	–	9.0	–	9.0
					109.3		109.3

at June 30, 2003

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Uruguay							
Azucitrus S.A.	Food & Beverages	FY85, 93	13.9	–	0.5	3.4	3.9
Banco Montevideo S.A.	Finance & Insurance	FY02	18.0	–	9.0	9.0	18.0
Consorcio Aeropuertos Internacionales S.A.	Transportation and Warehousing	FY96	8.0	10.0	5.6	–	5.6
Cooperativa Nacional de Productores de Leche	Food & Beverages	FY03	30.0	–	30.0	–	30.0
Granja Avicola Moro	Food & Beverages	FY92	3.8	–	1.8	0.8	2.5
Surinvest International Limited	Finance & Insurance	FY80, 87, 89, 97, 02	18.9	10.0	4.9	1.8	6.7
Universidad de Montevideo	Education Services	FY01	5.0	–	5.0	–	5.0
					56.8	15.0	71.8
Venezuela, República Bolivariana de							
Compañia Anónima Nacional Teléfonos de Venezuela	Information	FY96	43.4	131.6	25.0	–	25.0
Complejo Siderúrgico de Guayana, C.A.	Primary Metals	FY97, 98	45.0	121.0	21.0	10.0	31.0
Corporacion de Cemento Andino, C.A.	Nonmetallic Mineral Product Manufacturing	FY01	7.6	21.3	7.6	–	7.6
Corporación Industrial Montana, C.A., S.A.	Chemicals	FY91, 92	21.1	–	–	+	+
Electricidad de Caracas S.A.C.A.	Utilities	FY00, 01	70.0	35.0	53.5	–	53.5
Forestal Trillium de Venezuela, C.A.	Industrial & Consumer Products	FY00	22.8	10.0	16.8	6.0	22.8
Global Material Services Venezuela C.A./ ACBL Riverside Terminals C.A.	Transportation and Warehousing	FY02	3.2	–	2.5	–	2.5
Grupo Zuliano, S.A. C.A.	Chemicals	FY94	14.1	–	–	14.1	14.1
Intersea Farms de Venezuela, C.A.	Agriculture & Forestry	FY02	8.0	–	5.0	3.0	8.0
Metanol de Oriente, Metor, S.A.	Chemicals	FY93	37.9	93.3	6.6	6.8	13.4
Minera Loma de Niquel, C.A.	Oil, Gas and Mining	FY98, 00	75.2	50.0	56.3	4.4	60.8
Productora de Alcoholes Hidratados, C.A.	Chemicals	FY91	39.4	2.0	7.5	–	7.5
Propileno De Falcon Profalca, C.A.	Chemicals	FY00	24.0	23.0	20.3	–	20.3
Telecomunicaciones Movilnet, C.A.	Information	FY98	35.0	60.0	19.7	–	19.7
					241.7	44.3	286.0
Regional Investments							
Advent Latin American Private Equity Fund II, L.P.	Collective Investment Vehicles	FY02	15.0	–	–	15.0	15.0
Bank of Nova Scotia	Finance & Insurance	FY01	25.0	25.0	25.0	–	25.0
Central America Growth Fund	Collective Investment Vehicles	FY03	8.3	–	–	8.3	8.3
Certifica.com	Information	FY01	1.5	–	–	1.5	1.5
Convergence Communications, Inc.	Information	FY00, 01, 02	7.9	–	–	7.9	7.9
Darby–BBVA Latin America Pivate Equity Fund	Collective Investment Vehicles	FY03	10.0	–	–	10.0	10.0
Eastern Caribbean Home Mortgage Bank	Finance & Insurance	FY97	0.4	–	–	0.4	0.4
HSBC Private Equity (South America) Ltd.	Collective Investment Vehicles	FY01	–	–	–	0.3	0.3
HSBC Tower Equity Partners, L.P.	Collective Investment Vehicles	FY01	20.0	–	–	19.7	19.7
LAAD	Finance & Insurance	FY02	20.0	–	20.0	–	20.0
The Latin America Enterprise Fund, L.P.	Collective Investment Vehicles	FY95	20.0	–	–	17.7	17.7

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
The Latin America Enterprise Fund II, L.P.	Collective Investment Vehicles	FY98	23.1	–	–	13.1	13.1
Marcopolo S.A.	Industrial & Consumer Products	FY03	30.0	–	30.0	–	30.0
Medical Systems Finance Holding Limited	Finance & Insurance	FY98, 01	17.0	39.6	15.0	–	15.0
PriceSmart, Inc.	Wholesale and Retail Trade	FY01, 02	42.0	–	30.6	10.0	40.6
Profund Internacional, S.A.	Collective Investment Vehicles	FY96	3.0	–	–	2.6	2.6
Salutia	Health Care	FY02	2.7	–	–	2.7	2.7
Scudder Latin American Power Fund I	Collective Investment Vehicles	FY92, 93	25.0	–	–	21.0	21.0
Scudder Latin American Power Fund II	Collective Investment Vehicles	FY92, 98	7.0	–	–	4.9	4.9
TCW/Latin America Partners LLC	Collective Investment Vehicles	FY00	70.0	–	–	20.0	20.0
Terra Capital Investors Limited	Collective Investment Vehicles	FY99	5.0	–	–	5.0	5.0
Trans Union Central America	Finance & Insurance	FY03	0.4	–	–	0.4	0.4
UABL Bahamas Ltd.	Transportation and Warehousing	FY03	25.0	10.0	20.0	5.0	25.0
					140.6	165.5	306.1
Total equity and loans					**5,012.6**	**1,120.9**	**6,133.4**
Total guarantees and risk management products							**79.5**
Total IFC portfolio for Latin America & the Caribbean							**6,212.9**

MIDDLE EAST & NORTH AFRICA

at June 30, 2003

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions)		Investments held for IFC (US$ millions)		
			Total IFC	Total syndi-cations	Loans	Equity (at cost)	Total loans and equity
Algeria							
Algerian Cement Company	Nonmetallic Mineral Product Manufacturing	FY03	35.0	–	35.0	–	35.0
Algiers Investment Partnership	Finance & Insurance	FY00	0.3	–	–	0.3	0.3
Arab Banking Corporation Algeria	Finance & Insurance	FY98	1.9	–	–	1.9	1.9
Arab Leasing Corporation	Finance & Insurance	FY02	0.7	–	–	0.7	0.7
Sider–Alfasid	Primary Metals	FY03	25.0	–	25.0	–	25.0
Société Générale d'Algérie	Finance & Insurance	FY99	0.7	–	–	0.7	0.7
					60.0	3.6	63.6
Egypt							
Abu Soma Development Company	Accommodation & Tourism Services	FY94, 97, 99	1.1	–	–	1.1	1.1
Al-Amir for Sanitary Ware Production, S.A.E.	Nonmetallic Mineral Product Manufacturing	FY02	6.0	–	6.0	–	6.0
Alexandria Carbon Black Company, S.A.E.	Chemicals	FY93, 97, 99, 03	27.5	–	13.6	3.0	16.5
Alexandria National Iron & Steel Company S.A.E.	Primary Metals	FY84, 91, 93, 94, 96, 99	42.6	–	5.7	22.6	28.3
Amreya Casting Company	Industrial & Consumer Products	FY02	4.9	–	6.1	–	6.1
Club Ras Soma Hotel Company	Accommodation & Tourism Services	FY94	7.4	2.9	2.8	2.4	5.2
Commercial International Bank (Egypt) S.A.E.	Finance & Insurance	FY94	15.6	–	–	15.6	15.6
Commercial International Bank Legal & General Life Insurance Company	Finance & Insurance	FY00	1.7	–	–	1.7	1.7
E.D.F. Port Said East Power S.A.E.	Utilities	FY01	45.0	152.5	45.0	–	45.0
E.D.F. Suez Gulf Power S.A.E.	Utilities	FY01	45.0	152.5	45.0	–	45.0
EFG – Hermes Holding SAE	Finance & Insurance	FY01	15.0	–	9.3	–	9.3
HC Securities & Investment S.A.E.	Finance & Insurance	FY00	1.4	–	–	1.4	1.4
IT Worx Ltd	Professional, Scientific and Technical Services	FY01	2.5	–	–	2.5	2.5
Meleiha Oil Development and Exploration Project	Oil, Gas and Mining	FY87, 88, 93	41.7	–	–	30.8	30.8
Metro Markets	Wholesale and Retail Trade	FY03	15.0	–	15.0	–	15.0
Misr Compressor Manufacturing Company, S.A.E.	Industrial & Consumer Products	FY92	13.5	–	9.7	–	9.7
Orascom Construction Industries S.A.E.	Nonmetallic Mineral Product Manufacturing	FY02	25.0	30.5	25.0	–	25.0
Orascom Projects and Touristic Development S.A.E.	Accommodation & Tourism Services	FY97, 99	21.8	–	3.5	–	3.5
Orix Leasing Egypt	Finance & Insurance	FY97, 02	6.9	–	5.7	0.9	6.6
Sekem Holdings	Chemicals	FY03	5.0	–	5.0	–	5.0
Unipak Nile Limited	Pulp & Paper	FY98, 01	8.0	–	7.1	–	7.1
					204.6	81.9	286.4

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Jordan							
Arab International Hotels Company	Accommodation & Tourism Services	FY00	3.6	–	–	3.6	3.6
Business Tourism Company Limited	Accommodation & Tourism Services	FY98	5.0	–	2.9	–	2.9
El–Zay Ready Wear Manufacturing Co.	Textiles, Apparel & Leather	FY98	5.0	–	2.1	–	2.1
Hikma Investment Company Ltd.	Chemicals	FY87, 91, 93, 95, 03	24.3	–	14.7	2.4	17.1
Horizon Luggage Manufacturing Company	Textiles, Apparel & Leather	FY01	8.0	–	7.2	–	7.2
Indo–Jordan Chemicals Company Limited	Chemicals	FY95	30.0	–	12.0	–	12.0
Industry and Information Technology Park Development Co.	Construction and Real Estate	FY02	12.5	–	12.5	–	12.5
Jordan Gateway Projects Co.	Construction and Real Estate	FY01	3.0	–	3.0	–	3.0
Jordan Inter–Continental Hotel Project	Accommodation & Tourism Services	FY98	10.0	–	8.6	–	8.6
Jordan Investment Trust Plc	Finance & Insurance	FY98	1.4	–	–	1.4	1.4
Middle East Complex for Engineering, Electronics and Heavy Industries PLC	Industrial & Consumer Products	FY03	19.0	–	19.0	–	19.0
Middle East Investment Bank	Finance & Insurance	FY01	4.3	–	2.1	–	2.1
Middle East Regional Development Enterprise	Oil, Gas and Mining	FY02	5.0	–	4.4	0.6	5.0
Modern Agricultural Investment Company	Transportation and Warehousing	FY99	1.0	–	–	1.0	1.0
Rubicon	Information	FY03	1.0	–	–	1.0	1.0
Specialized Investment Compounds Co. Plc	Construction and Real Estate	FY02	8.0	–	7.3	–	7.3
Zara Investment (Holding) Company Limited	Accommodation & Tourism Services	FY97	18.0	–	13.8	3.0	16.7
					109.7	12.9	122.6
Lebanon							
Agricultural Development Co. S.A.L.	Food & Beverages	FY98	5.0	–	2.1	–	2.1
Bank of Beirut and the Arab Countries, S.A.L.	Finance & Insurance	FY93, 97	11.0	10.0	1.9	–	1.9
Bank of Beirut S.A.L.	Finance & Insurance	FY98	17.1	–	11.8	–	11.8
Banque Libano–Française S.A.L.	Finance & Insurance	FY94, 97	16.0	21.0	3.8	–	3.8
Banque Saradar S.A.L.	Finance & Insurance	FY98, 99	21.0	–	4.4	11.0	15.4
Byblos Bank S.A.L.	Finance & Insurance	FY93, 97, 00	38.8	40.2	23.3	–	23.3
Fransabank S.A.L.	Finance & Insurance	FY93, 94, 97	16.5	15.4	1.8	–	1.8
Idarat Investment Corporation, S.A.L.	Accommodation & Tourism Services	FY99	6.5	–	5.0	1.5	6.5
Lebanese Leasing Company	Finance & Insurance	FY95, 99, 01	16.2	10.8	4.3	0.7	5.0
Middle East Capital Group	Finance & Insurance	FY96	3.0	–	–	3.0	3.0
Société Hotelière "De Vinci" S.A.L.	Accommodation & Tourism Services	FY99	3.0	–	2.1	–	2.1
Société Générale Libano–Européenne de Banque S.A.L.	Finance & Insurance	FY94, 97	13.5	17.5	2.8	–	2.8
Uniceramic S.A.L.	Nonmetallic Mineral Product Manufacturing	FY93	4.0	2.0	–	0.2	0.2
					63.2	16.4	79.7

at June 30, 2003

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions)		Investments held for IFC (US$ millions)		
			Total IFC	Total syndi-cations	Loans	Equity (at cost)	Total loans and equity
Morocco							
Maghreb Invest Management Ltd	Collective Investment Vehicles	FY00	+	–	–	+	+
Maghreb Invest Private Equity Fund	Collective Investment Vehicles	FY00	5.0	–	–	5.0	5.0
Medi Telecom S.A.	Information	FY01	88.5	296.7	78.5	–	78.5
					78.5	5.0	83.6
Oman							
Oman ORIX Leasing Company SAOG	Finance & Insurance	FY93, 99	6.4	–	0.6	–	0.6
United Power Company S.A.O.G.	Utilities	FY95, 00	20.5	57.0	6.9	5.5	12.4
					7.5	5.5	13.0
Pakistan							
Abamco Limited	Collective Investment Vehicles	FY95	0.3	–	–	0.3	0.3
AES Lalpir Limited	Utilities	FY95	49.5	–	27.5	9.5	37.0
AES Pak Gen (Private) Company	Utilities	FY96	29.5	48.3	14.2	9.5	23.7
Atlas Investment Bank	Finance & Insurance	FY96	5.0	–	0.6	–	0.6
BRR International Modaraba	Finance & Insurance	FY92, 94, 96	15.8	3.8	5.0	0.8	5.8
BRR Investments (Pvt) Limited	Finance & Insurance	FY92	–	–	–	0.2	0.2
BSJS Balanced Fund	Collective Investment Vehicles	FY96	0.5	–	–	0.5	0.5
Central Depository Company of Pakistan Limited	Finance & Insurance	FY93	0.2	–	–	0.2	0.2
Crescent Bahuman Limited	Textiles, Apparel & Leather	FY94, 97, 02	23.7	11.5	3.6	5.1	8.7
Dewan Salman	Textiles, Apparel & Leather	FY03	35.0	–	34.0	1.0	35.0
Engro Asahi Polymer and Chemicals (Private) Limited	Chemicals	FY98	8.0	–	5.7	–	5.7
Engro Chemical Pakistan Limited	Chemicals	FY91, 95, 97	55.1	14.0	3.9	3.9	7.8
Engro Vopak Terminal Limited	Transportation and Warehousing	FY97	10.9	4.5	5.1	–	5.1
Eni Pakistan Limited	Oil, Gas and Mining	FY02	30.0	–	30.0	–	30.0
Fauji Cement Ltd.	Nonmetallic Mineral Product Manufacturing	FY94, 02	32.7	20.0	6.8	8.7	15.5
First International Investment Bank Limited	Finance & Insurance	FY90, 92, 96	4.6	–	1.0	1.5	2.5
First Leasing Corporation Limited	Finance & Insurance	FY94, 97	5.7	–	0.3	1.7	1.9
First MicroFinanceBank Limited	Finance & Insurance	FY02	2.7	–	–	2.7	2.7
First UDL Modaraba	Finance & Insurance	FY96	10.0	7.5	6.7	–	6.7
Gul Ahmed Energy Limited	Utilities	FY96	31.1	35.0	16.2	4.1	20.3
International Housing Finance Limited	Finance & Insurance	FY92, 95	7.4	–	+	0.9	0.9
Jahangir Siddiqui & Co. Limited	Finance & Insurance	FY93, 96	1.1	–	–	1.1	1.1
Karachi Container Terminal	Transportation and Warehousing	FY03	9.3	–	9.3	–	9.3
Kohinoor Energy Limited	Utilities	FY95	31.3	36.6	13.8	6.3	20.1
Maple Leaf Cement Factory Limited	Nonmetallic Mineral Product Manufacturing	FY92, 94, 96, 97, 02	35.7	35.0	1.9	4.8	6.6
ORIX Investment Finance Company Pakistan Limited	Finance & Insurance	FY92, 96	0.6	–	–	0.6	0.6
Orix Leasing Pakistan Limited	Finance & Insurance	FY94	12.5	3.3	0.7	–	0.7
Packages Limited	Pulp & Paper	FY65, 80, 82, 87, 88, 92, 94, 95	44.8	20.1	–	0.4	0.4

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Pakistan Industrial & Commercial Leasing Limited	Finance & Insurance	FY94	5.0	–	0.6	–	0.6
Pakistan Industrial Leasing Corporation Limited	Finance & Insurance	FY91, 94, 95	15.5	2.2	0.6	–	0.6
Pakistan Petroleum Limited	Oil, Gas and Mining	FY83, 85, 95, 02	49.5	85.4	–	8.2	8.2
Regent Knitwear Limited	Textiles, Apparel & Leather	FY94	9.2	2.8	7.8	–	7.8
Rupafab Limited	Textiles, Apparel & Leather	FY96	11.0	–	0.9	–	0.9
Sarah Textiles Limited	Textiles, Apparel & Leather	FY93, 96, 02	7.7	–	–	+	+
Uch Power Limited	Utilities	FY96	40.0	75.0	38.1	–	38.1
					234.0	71.8	305.8
Saudi Arabia							
Saudi Orix Leasing Company (SOLC)	Finance & Insurance	FY00	1.6	–	–	1.6	1.6
						1.6	1.6
Syrian Arab Republic							
Arab Drip Irrigation Technology Company Limited (Adritec)	Plastics & Rubber	FY01	1.0	–	–	1.0	1.0
Daaboul Company for Petrochemicals Industries	Chemicals	FY02	13.2	–	13.2	–	13.2
Syrian Commercial Bank	Finance & Insurance	FY02	3.3	–	–	3.3	3.3
					13.2	4.3	17.5
Tunisia							
Banque Internationale Arabe de Tunisie	Finance & Insurance	FY98, 00	8.3	–	–	2.5	2.5
International Maghreb Merchant Bank S.A.	Finance & Insurance	FY95	0.3	–	–	0.3	0.3
Société Industrielle des Textiles (SITEX)	Textiles, Apparel & Leather	FY86, 92, 98	14.0	–	–	2.9	2.9
Tuninvest Private Equity Fund	Collective Investment Vehicles	FY98	4.6	–	–	4.3	4.3
						10.1	10.1
West Bank and Gaza							
Arab Bank PLC.	Finance & Insurance	FY97	–	–	0.1	–	0.1
Arab Concrete Products Company	Nonmetallic Mineral Product Manufacturing	FY98	0.8	–	0.8	–	0.8
Arab Palestine Investment Bank	Finance & Insurance	FY96	3.7	–	–	3.7	3.7
Arab Palestinian Storage and Cooling Co. Ltd	Transportation and Warehousing	FY99	0.2	–	0.1	–	0.1
Commercial Bank of Palestine	Finance & Insurance	FY97	6.6	–	0.1	–	0.1
Jericho Motels Company Ltd.	Accommodation & Tourism Services	FY99	1.2	–	1.1	–	1.1
Jordan National Bank	Finance & Insurance	FY97	–	–	0.9	–	0.9
Palestine Industrial Estates Development and Management Company	Construction and Real Estate	FY98	9.0	7.0	8.0	1.0	9.0
Palestine Mortgage Housing Corporation	Finance & Insurance	FY99	3.0	–	–	3.0	3.0
Palestine Tourism Investment Company Limited	Accommodation & Tourism Services	FY99	9.3	–	5.8	1.4	7.2
Peace Technology Fund	Collective Investment Vehicles	FY99	12.6	–	–	12.6	12.6

MIDDLE EAST & NORTH AFRICA

at June 30, 2003

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Peace Technology Management Ltd.	Collective Investment Vehicles	FY98	0.2	–	–	0.2	0.2
					17.0	21.9	38.9
Yemen, Republic of							
Aden Company for Silos and Mills	Food & Beverages	FY99	12.0	–	12.0	–	12.0
Al-Ahila Mineral Water Company	Food & Beverages	FY03	1.5	–	1.5	–	1.5
Radfan Ceramics and Porcelain Manufacturing Company Limited	Nonmetallic Mineral Product Manufacturing	FY98	3.8	–	2.2	–	2.2
					15.7		15.7
Regional Investments							
Arab Insurance Group	Finance & Insurance	FY98	6.2	–	–	6.0	6.0
First ANZ International Modaraba Limited	Collective Investment Vehicles	FY97	5.0	–	–	0.6	0.6
Inter Arab Rating Company	Finance & Insurance	FY96	0.3	–	–	0.3	0.3
						6.9	6.9
Total equity and loans					**803.4**	**241.9**	**1,045.3**
Total guarantees and risk management products							**281.0**
Total IFC portfolio for Middle East & North Africa							**1,326.3**

WORLDWIDE

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
ACCION Investments in Microfinance	Finance & Insurance	FY03	3.0	–	–	3.0	3.0
Emerging Markets Fixed Income Fund	Collective Investment Vehicles	FY98	10.0	–	–	7.7	7.7
Gerling Credit Insurance Group	Finance & Insurance	FY01	11.1	–	–	11.1	11.1
InfrastructureWorld.com	Information	FY01	5.0	–	–	+	+
Internationale Micro Investitionen Aktiengesellschaft	Finance & Insurance	FY01, 02, 03	6.7	–	–	6.7	6.7
Novica United, Inc.	Information	FY03	1.5	–	–	1.5	1.5
Round 1	Collective Investment Vehicles	FY01	3.0	–	0.5	+	0.5
Solar Development Capital Limited	Collective Investment Vehicles	FY01	5.5	–	–	5.5	5.5
State Street Bank and Trust Company IFC Emerging Markets Common Trust Fund	Collective Investment Vehicles	FY94	10.0	–	–	9.0	9.0
					0.5	44.5	45.0
Total for Worldwide					**0.5**	**44.5**	**45.0**
Total loans and equity for IFC					**11,973.9**	**3,539.0**	**15,512.9**
Total loans and equity for IFC (net of write–off adjustments)[2]					**11,925.3**	**3,517.2**	**15,442.5**
Total guarantees and risk management products							**1,334.9**
Total IFC portfolio for its own account							**16,777.4**

* Financial intermediary through which IFC makes loans to, and equity investments in, various small–scale companies.

** Subproject under an agency line or a multicountry loan facility. The corresponding commitment is shown for the agent.

\+ Less than $ 50,000.

1. Commitments include funds to be provided by IFC for its own account, funds to be provided by participants through the purchase of an interest in IFC's investment, and funds to be provided by other financial institutions in association with IFC, where IFC has rendered material assistance in mobilizing those funds. Original commitments are composed of disbursed and undisbursed balances. The undisbursed portion is revalued at current exchange rate, while the disbursed portion represents the cost of the commitment at the time of disbursement. Loans held for the Corporation are revalued at the current exchange rates. Amounts shown are for commitments outstanding at June 30, 2003, net of cancellations.
2. Of the total $290,414,425 in write–offs for FY03, write–off adjustments are $48,617,160 in loans and $21,835,727 in equity (at cost) for a total of $70,452,887.

Note: The operational investments are represented by loans and equity, as stated. In addition, in certain investments, the Corporation has the right to acquire shares and/or participate in the profits of the enterprise.

PROJECT MANAGER & EDITOR:
Paul McClure

CORPORATE RELATIONS CONTRIBUTORS:
Joseph O'Keefe, Manager
Dana Lane, Chief of Publications
Ariadne Garscadden, Information Assistant
Stephan Beauchesne, Information Officer (Web)
Anna Bottiglieri, Editor (Web)
Declan Heery, Consultant
Shona Hurpaul, Intern
Lore Lawrence, Information Analyst

PRIMARY IFC STAFF CONTRIBUTORS:
Rosemarie Abad
Philippe Ahoua
Teresa Andaya
Anthony Aylward
Deborah Barry
Louis Boorstin
John Borthwick
Paul Bravery
Nicholas Burke
Omar Chaudry
Julia Chiperfield
Michael Dompas
David Donaldson
Kutlay Ebiri
James Emery
Neil Gregory
Alison Harwood
Kerry Hemond
Peggy Henderson
Brigid Holleran
Genoveva Izurieta
Lisa Kaestner
Jung Lim Kim
Gjergj Konda
Rachel Kyte
Irina Likhacheva
Toshiya Masuoka
Junko Oikawa
Kaikham Onedamdy
Lory Camba Opem
Harry Pastuszek
Sérgio Pimenta
Fereshteh Raissian
Randall Riopelle
Brian Samuel
Ellen Schwab
Stoyan Tenev
William V. Todd
Wai-Keen Wong
Rob Wright
Linda Young
Damla Zeybel

DESIGN:
Supon Design Group/MHI Communications, Washington, DC

PRINTING:
Schmitz Press, Sparks, MD

innovation impact sustainability

IFC's COMMITMENT

At IFC our mandate is to further sustainable economic development through the private sector. We pursue this goal through innovative solutions to the challenges of development, as we invest in companies and financial institutions in emerging markets and as we help build business skills. We consider positive development impact an integral part of good business, and we focus much of our effort on the countries with the greatest need for investment. We recognize that economic growth is sustainable only if it is environmentally and socially sound and helps improve the quality of life for those living in developing countries.

THE IFC ANNUAL REPORT ON THE WEB, www.ifc.org/ar2003, is a companion to this printed edition. It provides easy navigation and downloading of data related to IFC investment projects.



INTERNATIONAL FINANCE CORPORATION
2121 Pennsylvania Avenue, NW
Washington, DC 20433 USA

TELEPHONE 202-473-3800
FACSIMILE 202-974-4384

www.ifc.org www.ifc.org/ar2003

ISBN 0-8213-5652-6

PRINTED WITH SOY-BASED INKS

FINANCE
CORPORATION



innovation impact sustainability

IFC's COMMITMENT

2003 ANNUAL REPORT



CARLOS GOLDIN

INTERNATIONAL FINANCE CORPORATION

Since its founding in 1956, IFC has committed more than $37 billion of its own funds and has arranged $22 billion in syndications for 2,990 companies in 140 developing countries. IFC coordinates its activities with the other institutions in the World Bank Group—the International Bank for Reconstruction and Development, the International Development Association, the Multilateral Investment Guarantee Agency, and the International Centre for Settlement of Investment Disputes—but is legally and financially independent. Its 175 member countries provide its share capital and collectively determine its policies.

THE IFC ANNUAL REPORT ON THE WEB, www.ifc.org/ar2003, is a companion to this printed edition. It provides easy navigation and downloading of data related to IFC investment projects.

IFC's 2003 SUSTAINABILITY REVIEW is also available upon request.

Note: Management's discussion and analysis, the audited financial statements, and IFC's fiscal year 2003 investment portfolio appear in Volume 2 of the Annual Report.

The Corporation defines a commitment to include: (1) signed loan and equity (including quasi-equity) investment agreements; (2) signed guarantee agreements; and (3) risk management facilities that are considered ready for execution as evidenced by a signed ISDA agreement or a signed risk management facility agreement with a client.

Currency is given in U.S. dollars throughout unless otherwise specified.

COVER PHOTO: NIELS VESTERGAARD

Innovation, Impact, Sustainability

IFC'S COMMITMENT



IFC

INTERNATIONAL FINANCE CORPORATION
World Bank Group

Financial Highlights

OPERATIONAL RESULTS SUMMARY, FY 2003

New projects committed	204
Total financing committed	$ 5.0 billion
Financing committed for IFC's own account	$ 3.9 billion
New projects approved	186
Total financing approved	$ 5.4 billion
Financing approved for IFC's own account	$ 4.0 billion
Total committed loan & equity portfolio*	$ 16.8 billion
Equity as a % of committed portfolio	21%
Loans as a % of committed portfolio	71%
Guarantees as a % of committed portfolio	6%
Risk management products as a % of committed portfolio	2%

* Includes off-balance-sheet products, such as guarantees and risk management products; for IFC's own account as of June 30, 2003.

RESOURCES AND INCOME, FY 2003

Operating income	$ 528 million
Paid-in capital	$ 2.4 billion
Retained earnings	$ 4.4 billion
Borrowings for the fiscal year	$ 3.5 billion

SUSTAINABILITY AND IFC, FY 2003

Committed projects with high sustainability impacts*	56%

* On a pilot basis, IFC identifies, tracks, and assesses new investment commitments that have positive high impact in corporate governance, economic, environmental, and social dimensions. More details on IFC's approach can be found in the Sustainability Review; the summary begins on p. 65.

WHAT

COMMITMENTS BY SECTOR, FY03*	$ millions	%
Financial**	2,529	50.2
Transportation, warehousing, and utilities	562	11.2
Oil, gas, mining, and chemicals	383	7.6
Food and beverages	378	7.5
Industrial and consumer products	246	4.9
Nonmetallic mineral product manufacturing	194	3.9
Information	182	3.6
Accommodation and tourism services	98	1.9
Wholesale and retail trade	93	1.8
Textiles, apparel, and leather	91	1.8
Agriculture and forestry	66	1.3
Construction and real estate	50	1.0
Primary metals	50	1.0
Plastics and rubber	47	0.9
Health care and education	37	0.7
Pulp and paper	23	0.5
Professional, scientific, and technical services	7	0.1
TOTAL COMMITMENTS	$ 5,033	

* All commitment data include guarantees and risk management.
** Includes finance, insurance, and collective investment vehicles.

WHERE



COMMITMENTS BY REGION, FY03	$ millions
Sub-Saharan Africa	167
East Asia and the Pacific	583
South Asia	422
Europe and Central Asia	1,394
Latin America and the Caribbean	2,180
Middle East and North Africa	279
Global	9

HOW



COMMITMENTS BY PRODUCT, FY03	$ millions
Loans	2,604
Equity & quasi-equity	712
Guarantees	429
Risk management products	106
Loan syndications	1,181

INVESTMENT PORTFOLIO BY REGION (for IFC's Account)



As of June 30, 2003

REGION	$ millions
Sub-Saharan Africa	1,442
East Asia and the Pacific	2,791
South Asia	1,447
Europe and Central Asia	3,581
Latin America and the Caribbean	6,145
Middle East and North Africa	1,326
Global	45
TOTAL	$ 16,777

WHY

IFC strategy emphasizes sectors targeted for their high potential for sustained development impact.


3,000
2,500
2,000
1,500
1,000
500
0
Millions of U.S. Dollars
FY03 Commitments
COMMITMENTS BY STRATEGY,* FY03
Financial (50%)
Infrastructure** (11%)
Info. and communication technologies (4%)
Health and education (1%)
Small and medium enterprises† (10%)

* Data in this chart refer to transactions signed for IFC's own account and syndications.
**Not including information and communications.
† SME investments are derived from all industry sectors.

Financial consists of finance and insurance, and funds. Infrastructure consists of utilities and transportation.

Board of Directors

PERSPECTIVE AND OVERSIGHT FOR IFC

LETTER TO THE BOARD OF GOVERNORS

The Board of Directors of the International Finance Corporation has had this annual report prepared in accordance with the Corporation's by-laws. James D. Wolfensohn, president of IFC and chairman of the Board of Directors, has submitted this report with the accompanying audited financial statements to the Board of Governors.

The Directors are pleased to report that for the fiscal year ended June 30, 2003, IFC expanded its sustainable development impact through private sector project financing operations and advisory activities.

This year the Board of Directors approved a number of individual investments and maintained close oversight of development and implementation of IFC strategy. The Board was heavily involved in discussion of IFC's strategic directions, which outline the overall framework for future IFC activities.

During FY03 the Board emphasized coordination and mutually reinforcing efforts among World Bank Group units, especially in pursuing sustainable private sector development in client countries. They welcomed ongoing discussion of how IFC is



FROM LEFT TO RIGHT: (Standing) Yahya Abdullah M. Alyahya, Zhu Guangyao, Jakub Karnowski,* Pietro Veglio, Pierre Duquesne, Eckhardt Biskup,* Eugene Miagkov, Finn Jønck, Carole Brookins, Louis A. Kasekende, Paulo F. Gomes, Amaury Bier, Neil F. Hyden, Alieto Guadagni, Kurt Bayer. (Seated) Rapee Asumpinpong, Tanwir Ali Agha, Mahdy Ismail Aljazzaf, Rosemary B. Stevenson,* Ad Melkert, Chander Mohan Vasudev, Marcel Masse.

*Alternate director; some directors or alternates were not available for this photograph.

DIRECTORS*	ALTERNATES
Tanwir Ali Agha	Sid Ahmed Dib
Mahdy Ismail Aljazzaf	Mohamed Kamel Amr
Yahya Abdullah M. Alyahya	Abdulrahman M. Almofadhi
Rapee Asumpinpong	Hadiyanto
Kurt Bayer	Gino Alzetta
Amaury Bier	Gil S. Beltran
Carole Brookins	Robert B. Holland, III
Eckhard Deutscher	Eckhardt Biskup
Pierre Duquesne	Emmanuel Moulin
Paulo F. Gomes	Louis Philippe Ong Seng
Alieto Guadagni	Alfonso C. Revollo
Yuzo Harada	Masanori Yoshida
Neil F. Hyden	Dong-Soo Chin
Finn Jønck	Inkeri Hirvensalo
Louis A. Kasekende	J. Mills Jones
Per Kurowski	Maria Jesus Fernandez
Alexey Kvasov	Eugene Miagkov
Marcel Masse	Sharon Weber
Ad Melkert	Tamara Solyanyk
Franco Passacantando	Helena Cordeiro
Tom Scholar	Rosemary B. Stevenson
Chander Mohan Vasudev	Akbar Ali Khan
Pietro Veglio	Jakub Karnowski
Zhu Guangyao	Wu Jinkang

* As of June 30, 2003

DECLAN HEERY

helping meet the Millennium Development Goals. Directors also reviewed country-specific operations and discussed nine joint World Bank–IFC country assistance strategies and related products.

Directors stressed their support of IFC's priorities, including emerging and frontier markets, technical assistance and advisory services to help improve investment climates, and small and medium enterprises. Directors underscored the significance of IFC's presence in difficult country environments as a central component of its development mandate. They recognized IFC's countercyclical role in the face of heightened investor uncertainty and volatility of capital flows to developing countries.

In keeping with its oversight responsibility, the Board discussed the annual review on operations evaluation and the IFC management response. The Board appreciated the positive dialogue between IFC management and the Operations Evaluation Group. Directors stressed collaboration across the Bank Group on investment climate issues as an important determinant of IFC portfolio quality. They also emphasized improved risk assessment based on IFC's experience.

With respect to the annual portfolio performance review, the Board was pleased with the Corporation's performance despite continued difficulty in the global economic environment. They reviewed IFC's financial management and commended IFC's leadership for protecting the Corporation's financial integrity without compromising its development mandate. They stressed the need to maintain profitability while increasing development impact.

IFC GOVERNANCE

The International Finance Corporation's member countries, through a Board of Governors and a Board of Directors, guide IFC's programs and activities. Each country appoints one governor and one alternate. IFC corporate powers are vested in the Board of Governors, which delegates most of its powers to a board of 24 directors. Their voting power on issues brought before them is weighted according to the share capital each director represents.

The directors meet regularly at World Bank Group headquarters in Washington, D.C., where they review and decide on investment projects and provide overall strategic guidance to IFC management. Directors also serve on one or more of five standing committees, which help the Board discharge its oversight responsibilities through in-depth examinations of policies and procedures.

The Audit Committee advises the Board on financial and risk management, corporate governance, and oversight issues to enhance Board decision-making on these matters; the Audit Committee regularly reviews its terms of reference to reflect the evolving scope and responsibilities of audit committees' roles in oversight and risk management. The Budget Committee considers certain aspects of business processes, administrative policies, standards, and budget issues that have a significant impact on the cost-effectiveness of Bank Group operations. The Committee on Development Effectiveness advises the Board on selected issues concerning operations and policy evaluation and development effectiveness with a view to monitoring progress toward the Bank's mission of poverty reduction. The Personnel Committee advises the Board on compensation and other significant personnel policies. Directors also serve on the Committee on Governance and Executive Directors' Administrative Matters, whose name now reflects the expansion of its mandate to include Board governance.

James D. Wolfensohn is president of each World Bank Group institution: IFC; the World Bank—which consists of the International Bank for Reconstruction and Development (IBRD) and the International Development Association (IDA); the Multilateral Investment Guarantee Agency (MIGA); and the International Centre for Settlement of Investment Disputes (ICSID). Mr. Wolfensohn also serves as chairman of the Board. Peter Woicke oversees the day-to-day operations of IFC. He assumed the position of executive vice president of IFC in 1999 and is also a managing director of the World Bank. In the latter role he is charged with the Bank's private sector operations and with formulation of a coordinated private sector development strategy for the World Bank Group.

MESSAGE FROM
The Executive Vice President

What a difference a year makes. Last year, IFC faced record-setting levels of loss provisions, mainly reflecting our portfolio exposure in Argentina. This year, by contrast, has exceeded our most optimistic projections. Helped by declining interest rates and improvements in the business climates of some markets, our operating income was well over $500 million, more than three times last year's figure and one of our highest on record. More important, the institution showed some real growth again, with commitments 25 percent over those of the previous year.

Among the new investments, some 67 percent were in sectors we prioritize because of their high development impact: financial markets, infrastructure, information technology, and health and education. Lending to small and medium enterprises directly and through intermediaries amounted to $450 million, or 12 percent of new financing for IFC's account. Our overall portfolio, including guarantees and other risk management products, grew by more than 8 percent for the fiscal year.

It is interesting to reflect on these results in light of the substantial reorganization that IFC underwent at the beginning of the fiscal year. We decided to pursue these changes because we recognized that the needs of the frontier markets could be better met by a strategy and structure that went beyond our traditional, Washington-centric approach to project finance. The financing of private companies and entrepreneurs in developing countries required quicker responses, a wider array of products—including technical

Executive Vice President Peter Woicke (left) and President James D. Wolfensohn.



BRETON LITTLEHALES

DECLAN HEERY

assistance and advice—and above all, a stronger involvement by IFC at the project planning stage. We needed to be closer to new and existing clients and more actively engaged with them, not only to assist them in implementing projects but also to find broader opportunities in the emerging markets.

We opted for a structure that allows our staff in the regions to take responsibility for regional and client strategies, while the global industry departments, in close cooperation with the regions, are called upon to execute the deals. We are also integrating our rapidly growing technical assistance capabilities into our regional strategies.

Moving people, particularly seasoned staff, into the field is not an easy task. Spouses with jobs, children in school, and the belief that working at headquarters is better for a career are obvious obstacles. Hence, incentives to move families need to be improved and new career paths established, to change IFC from a Washington-based institution to one that is field-based and client-focused. But we have made a good start already. We have demonstrated that a public institution can adapt quickly and that change can be achieved while keeping costs down. Yet at the same time, we have developed new products and services for our clients.

New Directions in Our Business

This past year we intensified our efforts on trade facilities, microfinance, housing finance, risk mitigation, local currency financing, and securitization. Our structured finance operations, for instance, included the use of bond issues to mobilize funding for clients beyond IFC's own exposure. Our activities not only responded creatively to the evolving needs of the private sector in developing countries but in some instances staked out new ways of doing business.

For example, in Brazil, Guatemala, and India, we helped arrange some of the first carbon emissions transactions, including the biggest deal to date under the Kyoto Protocol's Clean Development Mechanism. In Argentina and Brazil, we played a key countercyclical role, helping induce commercial banks and other partners to establish large trade facilities that address the reduction of short-term export credit. In China, we helped set up one of the first major sales of nonperforming loans to help reduce these to a more manageable level.

World Bank Group Collaboration

With the slowing of the global economy in recent years, we have seen a greater emphasis in many countries, even the poorest ones, on economic growth and thus on establishing a better environment for the private sector. These countries are also recognizing the need to build a better infrastructure, which is essential to attracting private sector investments. The World Bank Group's expertise on investment climate issues—including the launch of *Doing Business*, a report on how difficult it is to establish and operate new businesses in our member countries—will be helpful when these countries formulate private sector strategies.

This research will be complemented by new business models. Specifically, many projects in developing countries will come to successful fruition only through public-private partnerships. It is gratifying to see that IFC began to tap the International Development Association (IDA), the source of concessional lending to the world's poorest countries, for innovative projects that blend public funding with private capital. Such public-private partnerships will be essential to success. An early example of this is the Pamir power project in Tajikistan, where IFC has teamed with IDA and other partners. More recently, IFC has begun working with IDA to fund an initiative for sustainable development of micro and small enterprises in Sub-Saharan Africa.

The World Bank Group will also have to find ways of financing subsovereign governments, which are taking on greater responsibility for water, electricity, and other infrastructure deliveries. Unfortunately, local governments often lack access to financing and technical expertise. Having already arranged the first municipal water financing in Mexico, we have now created a joint IFC-World Bank unit to explore the new horizons of subsovereign financing.

Sustainability Impact

Private sector development in poor countries is not just about making investments. Enlightened companies—not only in the developed world but also in China, India, Eastern Europe, and Latin America—have recognized that long-term profitability is best enhanced and guaranteed when these investments are made in an environmentally friendly way, when affected people participate in the process, and when

local communities receive a real benefit from the investments. Above all, through its management capability the private sector can often make substantial contributions to poverty alleviation, as many of our clients have recognized. Needless to say, not only do we encourage our clients on this path, but with our expertise on environmental and social matters, our knowledge of local supply-chain enhancement, and our HIV/AIDS program, we actively support the private sector in maximizing its sustainability impact.

In this respect, we are extremely pleased and proud that in June 2003, ten leading international banks adopted the Equator Principles. These banks agreed to a set of environmental and social policies and guidelines, based on those of the World Bank and IFC, that they will apply to their project financing worldwide. Since the launch, four more banks have agreed to these principles, and others are expected to join this group soon. IFC not only advised on the substance of these principles but also played a central role in negotiating the agreement.

These banks see that there is a bottom-line value in having clear, understandable, and responsible standards for investing in emerging markets, which perfectly illustrates the business case for sustainability. For the ten founding banks alone, the Equator Principles will affect about $100 billion in global investment over the next 10 years, in industries ranging from forestry and manufacturing to infrastructure and extractive industries.

For IFC, this move shows the huge potential for our leadership on issues of sustainability. It shows that we can help businesses recognize the ways their interests align with those of people in developing countries and with the well-being of the global environment.

Executive Vice President Peter Woicke and the IFC vice presidents.

FROM LEFT TO RIGHT: (Standing) Michael Klein, Nina Shapiro, Assaad Jabre. (Seated) Farida Khambata, Peter Woicke, Dorothy Berry. Not pictured: Carol Lee.

For IFC organizational chart, see p. 114.



BRETON LITTLEHALES

Looking Ahead

A number of challenges remain ahead of us. Other multilateral development banks are increasingly offering competing financial products, and market conditions are expected to remain volatile. We have yet to reap the full potential synergies that are spread across our growing noncommercial activities, ranging from technical assistance and investment climate research to environmental and social expertise and the various project development facilities.

We also need to establish better ways to measure the effectiveness of these noncommercial activities. And we need to build on the Equator Principles to bring more of the world's global businesses on board with sustainability.

We can face the new fiscal year, however, with a renewed resolve. We are well positioned to take on such critical tasks as revising the IFC safeguard policies, mainstreaming the implementation of environmental and social issues within our investment departments, and segmenting our markets and improving our business promotion. We also expect to roll out a revamped strategy for our work in Africa after finalizing it with our Board of Directors.

Our staff have adapted to change while demonstrating innovation and teamwork. I have every confidence that we can continue to thrive and grow in the year ahead, through a steady, energetic attention to sound investment, sustainable development impact, and client satisfaction—and with commitment to our overall mission, poverty reduction.



IFC headquarters in Washington, D.C.

Peter Woicke
Executive Vice President

Innovation, Impact, Sustainability

IFC'S COMMITMENT

At the International Finance Corporation our mandate is to further sustainable economic development through the private sector. We pursue this goal through innovative solutions to the challenges of development, as we invest in companies and financial institutions in emerging markets and as we help build business skills. We consider positive developmental impact an integral part of good business, and we focus much of our effort on the countries with the greatest need for investment. We recognize that economic growth is sustainable only if it is environmentally and socially sound and helps improve the quality of life for those living in developing countries.



RICHARD LORD

CLOCKWISE, FROM ABOVE: Companies benefiting from IFC financing include the GIIS cardboard factory in Ghana, Asaka Bank in Uzbekistan, and TelecomAsia in Thailand.



PANOS

Innovation...

In fiscal 2003, IFC pioneered a number of new approaches to private sector development.

- In Mexico, we entered the municipal finance market for the first time.
- In China, we developed a new approach to the problem of nonperforming loans.
- In Tajikistan, we helped a private company restore hydropower plants while ensuring affordable energy for local people and safeguarding the environment.
- From India to Russia to Vietnam, we invested in cutting-edge information technology firms and trained workers to increase their high-tech skills.
- In all regions, we worked to increase the role of smaller businesses as suppliers of goods and services to the larger companies in which we invest.


TelecomASIA

RICHARD LORD

STRUCTURED FINANCE

IFC increasingly offers structured finance solutions to clients, including partial credit guarantees and securitizations. These tools are part of IFC's broader strategy to help build domestic capital markets and expand the local currency financing options for clients in developing countries. The bond issues that result enable clients to raise a significantly larger amount of capital than that represented by IFC's own exposure. By guaranteeing part of the risk in financing transactions, we encourage investors, especially financial institutions and institutional investors, to participate in transactions that they would not otherwise consider. Typically, our involvement serves to enhance credit and lengthen tenors.

Clients benefiting from structured finance activities in fiscal 2003 included a university in Chile (see box, p. 51), a leasing company in Saudi Arabia, a telecommunications company in Thailand, and banks in Brazil and Russia. In Colombia, IFC worked with a secondary mortgage company, a bank, and a firm providing water and sanitation service in the city of Barranquilla. Through all our structured finance transactions, IFC mobilized a total of $836.75 million during FY03.

Impact...

IFC seeks out business sectors with the greatest potential for raising living standards.

We place special emphasis on countries that have low incomes or present high risks for investors, and we pinpoint ways that they can improve their investment climates. We also remain committed to addressing the evolving needs of the private sector in middle-income countries.

- For our investments—ranging from a port in Pakistan to microfinance banks in Azerbaijan, Chad, and El Salvador—we work to leverage the positive impact of the projects we finance.
- But because investment alone is sometimes insufficient, we provide technical assistance and advisory services to help ensure that business loans and equity investments, now and in the future, will have sustained economic benefits.
- In countries experiencing economic downturns, we also play a critical role, making working capital available and leading the way for the private sector to invest again.

THE EQUATOR PRINCIPLES

In June 2003, ten major international banks adopted the Equator Principles, a voluntary set of guidelines based on the environmental and social guidelines and safeguard policies of IFC. These principles will be applied to the project finance activities of these banks, globally and in all industry sectors. In drafting the Equator Principles, the banks received extensive advice and guidance from IFC. These ten banks underwrote about $14.5 billion in project loans during 2002, representing some 30 percent of the project loan syndication market globally. The following banks adopted the Equator Principles:

- ABN AMRO Bank, N.V.
- Barclays PLC
- Citigroup, Inc.
- Credit Lyonnais
- Credit Suisse Group
- HVB Group
- Rabobank
- Royal Bank of Scotland
- WestLB AG
- WestpacBanking Corporation





Sustainability...

Sustainable development—improving corporate governance and taking environmental and social issues into account—is at the heart of IFC's business.

But we go even further: we explore ways to turn sustainable development into commercial opportunities. Fiscal year 2003 saw a range of these activities:

- We maintained our commitment to smaller businesses by providing a wide range of technical assistance and advisory services and by helping financial institutions serve these clients.
- We helped industrial companies reduce greenhouse gas emissions, in some cases through sales in an emerging market for carbon emission credits.
- We educated employers and workers through the IFC Against AIDS program and helped the Brazilian government launch its Zero Hunger initiative.

PROVIDING ELECTRICITY AND SAFEGUARDING THE ENVIRONMENT

With the collapse of the Soviet Union, the subsequent civil war, and sharp economic decline, the diesel generation plants in the Gorno-Badakhshan region of eastern Tajikistan ceased to operate. As a result, the population of this very poor region has come to depend on wood as fuel, and an estimated 70 percent of the tree cover has been cut down in a decade. Schools and other public institutions have had to close during the coldest weather, indoor pollution has become acute, and economic activity has been stifled. IFC and the Aga Khan Fund for Economic Development have established Pamir Energy, a private concessionaire that is taking control of hydropower plants and other facilities that serve 250,000 residents and were previously state owned. The project, the first private investment in the power sector in Tajikistan, will double the capacity of a Soviet-era power plant, improve transmission and distribution facilities, and regulate the level of a lake to ensure adequate flow in the winter. The project also aims to reduce emissions and natural resource depletion. It will create local contract employment during construction, and a more reliable power supply will contribute to the region's economic recovery.

IFC is investing $8 million in the new company, of which $3.5 million is in equity and $4.5 million in loans. With donor support, we earlier provided the technical assistance needed to structure and fund this investment. In an innovative example of IFC–World Bank cooperation, IDA is providing $10 million to the Tajik government to help keep tariff rates affordable for the local population. A further grant from the Swiss government will ensure that a minimum monthly supply of electricity is delivered at a very low rate to even the poorest households.

Investments and Services

WHERE THEY MAKE THE MOST DIFFERENCE

IFC focuses its efforts where they make the greatest difference. We invest in the sectors and countries that the private sector is unwilling or unable to enter on its own, either because of an adverse economic situation or because business success has not been demonstrated there before. We also play a catalytic role for other project sponsors, including commercial banks, to invest in developing countries.

Through technical assistance, advisory services, and research, we are helping developing countries improve their investment climates and strengthen the capacity of their private sector to expand and operate. These nonlending services from IFC and its World Bank Group partners help ensure that a country's economy will benefit over the long term from private sector investment.

IFC also demonstrates its commitment to countries in economic crisis, playing a key countercyclical role when there is a retreat of private capital. In fiscal 2003, we helped clients in Brazil and Argentina secure vital trade financing, in collaboration with international banks through the B-loan program (see box, p. 53). Similar investments we made in East Asia during the crisis of the late 1990s have brought long-term economic benefits.



LINDA YOUNG

WHAT IS IFC'S FRONTIER STRATEGY?

IFC places an emphasis on countries where there is little or no foreign capital flow. To be considered "frontier" by IFC, a country must be either low income, as defined by the World Bank, or high risk, with a rating of 30 or below or unrated according to *Institutional Investor.* IFC helps private companies and financial institutions invest in these countries. Along with the World Bank, we also look for ways to strengthen investment climates, providing advisory services and technical assistance that enable businesses to acquire the skills and know-how that lead to prosperous, sustainable enterprises.



PANOS

Investment Climate and the World Bank Group

A sound legal and regulatory environment is necessary for firms to invest, improve productivity, and create jobs. That environment includes protection of property rights, access to credit, and efficient contract enforcement. But we need to know more about the specific institutional reforms that lead to a favorable environment for doing business.

The Doing Business project, a joint initiative of IFC and the World Bank, fills this gap by creating new, quantitative indicators on business regulations and their enforcement and by analyzing the relationship of these regulations to economic outcomes. The indicators can be compared over time and across more than 130 countries. Topics covered include business registration, labor regulations, contract enforcement, creditor rights, and bankruptcy. New topics will be added in 2004 and 2005 and updated annually. Findings will be published in the annual *Doing Business* report—launched this year in both Web and hard-copy versions—as well as an online database of indicators, academic papers, and country analyses.

The Doing Business indicators can be used to identify specific opportunities for reforming the business environment. They also enable policymakers and investors to compare countries and monitor change. Indicators are already being used in broader World Bank Group efforts to monitor development effectiveness and allocate funding through IDA for low-interest loans to the world's poorest countries. Doing Business is part of the World Bank Group's increasing emphasis on investment climate issues. During 2003 the Bank Group established a new vice presidency for Private Sector Development to coordinate work on investment climate. The new vice president was also named IFC chief economist.



MBA students in a pilot internship program, which pairs business students from Africa, Asia, and Eastern Europe with counterparts from global business programs in developed countries, to work in small and medium enterprises.

STRENGTHENING ECONOMIES THROUGH BUSINESS EDUCATION

The successful development of emerging economies—and of IFC's client companies—depends on the skills and experience of local people. With this in mind, IFC is partnering with business schools around the world to launch a pilot program, the Global Business School Network. The goal is to build the capacity of local businesspeople by working with schools of business management in developing and transition countries. Focusing on the needs of local firms, the capacity building will include faculty training, fellowships, development of locally relevant curricula such as case studies and other teaching materials, and e-learning.

This unique approach is enlisting the participation of leading global business schools. It creates—for the first time—a multilateral approach to managerial capacity building, enabling activities that an individual school could not carry out on its own. By making global business knowledge more applicable and accessible to local firms, including small and medium enterprises, the initiative addresses the shortage of business management skills, a major factor inhibiting growth and poverty reduction.

IFC is providing support to the pilot initiative for FY04 and has established a unit to promote and administer its activities. Through its experience and contacts, IFC can help bring together schools, firms, and interested donors to develop sustainable education programs in business management. Early results will be assessed in the coming year.

Priority Sectors for Development

IFC emphasizes sectors that have a high impact on the economies of developing countries, because they reach large numbers of people or benefit many other sectors of the economy. These priorities include the financial sector, health and education, infrastructure, information and communication technologies, and small and medium enterprises: together, they represent about 70 percent of IFC's operations.

For these and other sectors, we also aim for development impact by providing technical assistance and advisory services.

- **The financial sector.** IFC's work ranges from capital investments in existing commercial banks to establishment of new microfinance institutions. Equally critical are the training and advice IFC provides to improve corporate governance, share knowledge about best practices, and extend lending to reach even the poorest people.
- **Infrastructure.** IFC helps increase private sector involvement in providing clean water, electricity, and better transportation to more people in developing countries. The municipal water company in Tlalnepantla, Mexico, is an innovative example.
- **Health and education.** IFC is helping expand the role of the private sector in hospitals and schools, facilities that have sometimes been seen as solely the concern of governments. In addition to investing in a university in Chile and a producer of organically grown pharmaceuticals in Egypt, we have remained committed to IFC Against AIDS, recognizing that HIV poses a critical barrier to economic growth in many countries.


AQUALMA
BESALAMPY
CENTRE DE SANTE
DE BASE

OLIVER RYAN



OLIVER RYAN

ABOVE AND LEFT: The Aqualma project established a hospital in Madagascar, the only medical facility in an underserved area.



RICHARD LORD

- **Information and communication technologies.** IFC is helping broaden the reach of telecommunications, including the Internet, in client countries. As our investment in Novica shows, these technologies can give local entrepreneurs a global market (see box).
- **Small and medium enterprises.** IFC's services to smaller businesses complement our larger investments and help strengthen the economies of developing countries.

IFC Enters the Municipal Finance Market

Municipal governments provide most essential infrastructure services in developing countries but usually lack access to market financing. With a $3 million partial credit guarantee for a water project in Mexico, IFC has entered the municipal finance market. Partnering with a private bank, IFC will provide a peso-denominated guarantee to a private Mexican trust, which will issue bonds up to $8.8 million equivalent in the local capital market. Bond proceeds will be used to provide a loan to the city of Tlalnepantla and its municipal water company for design and construction of a wastewater treatment plant. IFC also helped secure a $5 million letter of credit from a private lender.

This project is both the first municipal bond offering in Mexico that is not reliant on sovereign support and the World Bank Group's first direct financial support to a municipality. It creates a model whereby municipalities in Mexico can secure financing entirely through their own revenues rather than a federal guarantee or assignment of federal transfers—and can mitigate their foreign exchange risk. The transaction also introduces a new local asset class for the country's capital markets.

The wastewater treatment plant, the first in Mexico's most industrialized municipality, will stop sewage from flowing untreated into the Rio San Javier. The plant will recycle residential and industrial wastewater for industrial reuse and free up potable water. It should also relieve pressure on heavily exploited groundwater aquifers.

To expand its work with municipalities and other subsovereign governments, IFC has established the Municipal Fund, a joint endeavor with the World Bank. This unit will mobilize funds and make direct investments in municipalities without taking sovereign guarantees.



COURTESY OF NOVICA

LOCAL ARTISTS—GLOBAL SALES

IFC gets wired with its $1.5 million equity investment in Novica, a Web-based art and artisan marketplace. Novica's Internet presence—which includes online retail, wholesale, and catalog distribution channels with sourcing hubs in seven developing countries—creates a link between more than 1,800 artist and artisan groups in emerging market countries and consumers throughout the world. The project had its origins in a $200,000 grant from IFC's Capacity Building Facility to upgrade the skills of supplier artisans in Ghana, Indonesia, Peru, and other countries.

IFC's investment in Novica will not only help these small-scale producers find their way out of poverty but also help others as success allows for the hiring of additional employees. It also broadens the use of technology among people who were not previously part of the global marketplace.

Novica's focus on quality and authenticity helps its artisans preserve their cultural heritage and prevents the loss of high-quality skills that often occurs when craftsmen focus on low-cost buyers. IFC is also working with Novica's artisan groups to build supplier capacity, allowing them to enter more profitable markets. The Novica Web site is www.novica.com.

Building Capacity for Business

IFC supports private sector development both by investing and by providing technical assistance and advisory services that strengthen businesses. Key capacity-building initiatives include training and advisory services for small and medium enterprises, investments in small business, and development facilities serving regions or addressing specific issues of sustainability.

Small and Medium Enterprises

Small and medium enterprises—companies with 10 to 300 employees and annual sales of $100,000 to $15 million—are the lifeblood of developing economies, especially those that attract little foreign direct investment.

Along with microenterprises—firms with fewer than 10 employees and less than $100,000 turnover—these businesses provide employment for vast portions of local populations and are a critical engine of economic growth and poverty reduction.

Strengthening smaller firms is a strategic priority for IFC. Efforts center on helping countries provide four key building blocks: business-enabling environments, access to capital, access to business development services, and greater links to large-scale investment projects.


SIMON
SIMON
SIMON

RICHARD LORD

IFC's 2003 Annual Report on the Web

INNOVATION, IMPACT, SUSTAINABILITY—
IFC'S COMMITMENT




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MPDF

IFC has two primary tools in micro and small business development: its network of multidonor SME facilities and the pilots and partnerships program funded through its SME Capacity Building Facility. Rather than providing financing themselves, the SME facilities tailor products and services to meet local demand and seek to recover costs by charging appropriate fees to clients. In Africa, IFC is also a shareholder in AMSCO, a management services company with a related donor-funded training arm.



ABOVE: Hagar Soya. **TOP RIGHT:** Hagar Design.

There are eight SME facilities now active, with more than 400 field-based staff in 32 countries and an annual combined budget of more than $35 million. This year new facilities opened in South Asia, North Africa, and Indonesia's eastern islands, and another for Latin America received Board approval.

SME Facilities

Africa Project Development Facility
Sub-Saharan Africa
China Project Development Facility
Sichuan Province, China
Indonesia Enterprise Development Facility
Eastern islands of Indonesia
Mekong Private Sector Development Facility
Cambodia, Laos, Vietnam
North Africa Enterprise Development
Algeria, Egypt, Morocco
SouthAsia Enterprise Development Facility
Bangladesh, Bhutan, northeast India, Nepal
Southeast Europe Enterprise Development
Albania, Bosnia and Herzegovina, Kosovo, FYR Macedonia, Serbia and Montenegro
South Pacific Project Facility
Pacific islands

(Facility addresses and donor information can be found on p. 119.)

INVESTMENT AT THE GRASS-ROOTS LEVEL

In frontier markets where private capital flows are limited at best, grass-roots groups' income generation projects can make a big difference in poor people's lives. This year, for example, the Mekong Private Sector Development Facility helped create a commercially viable small business in partnership with Hagar, a Cambodian nongovernmental organization that has rebuilt the lives of 20,000 destitute mothers and children over the past decade.

MPDF has been active with Hagar since 1999, providing business advice on the planned commercialization of the nonprofit group's silk handicrafts and soy milk production activities. For the latter, MPDF conducted a market study that showed great potential demand for a repackaged product. It then helped shape the business proposal that this year attracted a $450,000 IFC equity investment in newly launched Hagar Soya Ltd. and agreed to provide postinvestment marketing and sales support to Hagar as well. This financing will allow Hagar Soya to expand its daily output from 300 to as many as 12,000 liters per day. It will use locally grown soybeans to produce a nutritious drink that is affordable for Cambodia's poor and often malnourished population.

MPDF has also helped Hagar Design, enabling it to obtain $65,000 in funding from IFC's SME Capacity Building Facility to improve its silk production operations. Hagar Design has established an international market and employs more than 50 previously disadvantaged women to sew high-quality handbags, table mats, and other fabric products.

Private Enterprise Partnership

The Private Enterprise Partnership is IFC's technical assistance program in the former Soviet Union.

The partnership is funded jointly by IFC, which has allocated an annual budget of $4.6 million through FY06, and donor governments, which have provided a total of $41 million from the partnership's founding in 2000 through the end of FY03. The partnership implements programs to build financial markets, link local companies into supply and distribution chains of larger companies, improve corporate governance practices, and strengthen business support services and the regulatory environment for small enterprises. This serves the partnership's objective to build and strengthen the private sector and economic growth in these countries. The partnership's technical assistance has facilitated $799 million in investment, including $68 million from IFC.

LINKING SMALL BUSINESS TO A MAJOR INVESTMENT

In the remote Magadan region of the Russian Far East, where IFC and its partners have invested in a gold mine, the Private Enterprise Partnership is ensuring that local small businesses share the benefits of industrial development. Through technical assistance, the partnership is helping these firms become reliable suppliers of goods and services to the mine.

The Tauyskaya Dolina farm, located in Talon, a village of 600 people isolated from other parts of the region, is an example of how the partnership can facilitate the process. The partnership helped the farm secure a contract with the mine, supplying 60 tons of potatoes in place of imports from the United States and other parts of Russia.

As part of its ongoing commitment to small businesses in the region, the partnership is helping Tauyskaya Dolina strengthen its management and production practices and find new markets, such as the city of Magadan, which currently imports more than two-thirds of the potatoes for sale in stores. The partnership is also working with the farm to expand its vegetable production to include carrots, cabbage, beets, and greens for supplying workers in local mines.





COURTESY OF FORD

WHO'S WHO IN THE PRIVATE ENTERPRISE PARTNERSHIP

Countries served: Armenia, Azerbaijan, Belarus, Georgia, Kyrgyz Republic, Russia, Tajikistan, Ukraine, Uzbekistan.

Donor governments: Canada, Finland, the Netherlands, Norway, Sweden, Switzerland, the United Kingdom, the United States.

(Donors for specific projects are listed in the table of Technical Assistance and Advisory Projects on p. 98.)

ABOVE: A farmer in Magadan; a Ford assembly plant in Russia.
OPPOSITE: Ecotourism yurts in Mongolia; a poison dart frog.



NICK FLANDERS

Environmental and Social Facilities

As part of its focus on sustainability, during FY 2003 IFC established resources that provide technical assistance and funding to help companies in specific aspects of environmental and social development:



- **Corporate Citizenship Facility.** This facility supports the development of good practice in community development, environmental stewardship, and labor standards.The facility also disseminates good practices and helps IFC project clients take a more proactive approach to corporate social responsibility, beyond compliance with environmental and social requirements. Costs of the programs are shared by the facility and client companies. The facility supported a conference in Latin America where businesses advised each other on ways to achieve sustainability and is working to improve supply chain practices in Ecuador's banana industry.
- **Environmental Opportunities Facility.** This facility supports projects that offer innovative private sector solutions to local environmental issues. Such projects produce goods or services that reduce pollution or improve the use of resources such as water and energy. The facility provides funds for project development and flexible financing to help overcome barriers to such projects and move them toward commercial viability. Projects under consideration include a technology that delivers small-scale, low-cost water purification and a venture to reduce liquid waste from pulp factories.
- **Sustainable Financial Markets Facility.** This facility promotes environmentally and socially responsible lending and investment, both through IFC's financial intermediaries and in the financial sector of emerging markets generally. Funded by grants, these programs include training and technical assistance to build financial institutions' understanding of environmental and social issues and the capacity to address them. Activities include expansion of sustainability training for financial institutions in Africa and support for the growth of socially responsible investment funds in emerging markets.

SUSTAINABLE ECONOMIC BENEFITS FROM SAVING SPECIES

As part of its commitment to preserving biodiversity in developing countries, IFC has launched innovative projects in Peru and Mongolia in partnership with local civil society organizations. The projects are funded by the Global Environment Facility.

In the rainforests of Peru, IFC is working with two nongovernmental organizations to establish a ranching and export business for poison dart frogs. This will help rural communities generate income from a practice that enriches the rainforest rather than depleting its diversity. The project should stabilize or increase the population of at least 60 frog species, many of which have been smuggled out. It will also employ about 250 families and conserve more than 3,000 hectares of tropical forest.

In northern Mongolia, IFC assisted in a river conservation project that will protect the Siberian salmon, a threatened fish species, and provide a sustainable source of income for local nomadic communities.The project contributes $1 million to help the Taiman Conservation Fund, a nongovernmental organization, develop a financially sustainable conservation management system for the Eg-Urr watershed. The plan allows for development of low-impact tourism in this wild and scenic waterway.

A Broad Impact on Society

Through its Sustainability Initiative, IFC aims to ensure that environmental and social benefits are at the center of economic growth. As part of the World Bank Group, IFC is committed to helping reduce poverty and to furthering concrete progress toward the Millennium Development Goals that the international community has set for achievement by 2015.

While IFC gives special priority to sectors with the broadest developmental impact, we pay attention to environmental and social issues in all of our investment and advisory work. We recognize that a social crisis such as hunger or HIV/AIDS cannot be ignored in countries where the economy needs to grow and where economic benefits need to be shared more broadly. We help our client companies become better neighbors to their communities and take seriously our own role as a neighbor and global citizen.

Progress on the Sustainability Initiative is detailed in IFC's Sustainability Review, published separately. The summary begins on page 65.


SIDA MATA
Faça sexo
seguro sempre
CAMISINHA
viva com ela
ODEBRECHT

COURTESY OF ODEBRECHT

ABOVE: Odebrecht peer educators at Carnaval 2003. **OPPOSITE, TOP:** The HIV/AIDS information center at one of Odebrecht's sites in Angola.

FIGHTING AIDS, HELPING WORKERS

HIV/AIDS has direct consequences for a company's bottom line. Costs rise for workers' insurance, health care, and death benefits. Firms also experience higher absenteeism, staff turnover, lower productivity, declining morale, and a shrinking consumer base. While a company's revenues and profits decrease, its costs of doing business increase because its suppliers, distributors, and the public sector are also affected, leading to disruptions throughout the economy.

Odebrecht, a Brazilian construction company operating in Angola, earmarked $1 million of a $280 million IFC loan to efforts to fight AIDS. IFC and Odebrecht launched an education, prevention, and care program targeted at the workforce and the communities of the company's Angolan operations, reaching some 30,000 people. The program trains educators and leaders at five sites to inform people about the risks of HIV. The program also places special emphasis on improving women's health and preventing transmission from mother to infant. It distributes male and female condoms, encourages confidential testing of workers and their families, provides treatment of sexually transmitted diseases, and explains the company's protections for HIV-positive workers. The program stresses that no one is discriminated against for having contracted HIV/AIDS. Odebrecht helps these employees stay on the job as long as possible and provides assistance if they become too ill to work.

The initiative is part of the IFC Against AIDS program. It shows how companies can protect their business while investing in the future of their workers and contributing to a developing country's overall AIDS strategy.


AQUI É A CASA MÃE
CAMPANHA DE LUTA CONTRA O HIV/SIDA

COURTESY OF ODEBRECHT

INTRODUCING DISADVANTAGED PEOPLE TO PRIVATE SECTOR WORK

A Chance to Work is an international program that helps disadvantaged people find work in the communities where the World Bank Group and its private sector partners operate. The program provides six months of paid work and on-the-job training in skills the private sector demands, after which participants enter the job market.

Since its inception as a community outreach effort by IFC's Legal Department, A Chance to Work has helped disadvantaged people find more than 100 jobs. Upon completing the program, participants have found steady work in offices, hotels, assisted-living centers, law firms, beauty salons, retail stores, and other businesses. In Washington, D.C., outreach participants are identified through community organizations and religious charities. These organizations provide support to participants, including psychological counseling and tutoring to earn their high school diploma.

In Cairo, participants have developed skills in plumbing and automotive bodywork through a pilot project. Participants have found jobs to support themselves and their families as a result. The socially responsible employers who participate also benefit from dedicated and motivated workers. The program in Cairo is administered by the LEAD Foundation, an Egyptian nongovernmental organization supported by the local private sector and international donors. IFC provides technical assistance to the foundation.

An IFC team is also preparing a pilot project in Moscow.





ANTON VAN RUITEN (2)

ABOVE AND LEFT: Participants in a pilot program of A Chance to Work at Mansour, an automotive repair shop in Cairo.

Improving Use of Resources

Focusing on sustainability makes good sense for business. IFC's current work in the energy sector—with utilities, private companies, and financial institutions—provides examples of how innovative approaches to project finance can allow the private sector to achieve environmental benefits while enhancing profitability.

Our investments, for example, include projects that commercialize energy efficiency in several Central European countries (see box). IFC is also breaking new ground in the market for greenhouse gas emission reductions—also called carbon credits—together with government and private sector buyers of emission reductions and sponsors in developing countries (see box). Industrialized countries that ratify the Kyoto Protocol will be required, once it comes into force, to reduce emissions they produce domestically. These countries can also meet a part of their obligation by purchasing carbon credits from projects in developing countries.



IFC supports this market-based approach through several World Bank Group facilities that purchase carbon credits. For developing countries, the sale of carbon credits will encourage the transfer of cleaner technologies at an effectively reduced cost. For developed countries, the purchase of credits increases the range of options for complying with the Kyoto Protocol. Use of a market-based system is a groundbreaking step for achieving environmentally beneficial impacts globally, and IFC is actively facilitating the development of this market.

COMMERCIALIZING ENERGY EFFICIENCY FINANCE

Central European countries remain three to five times more inefficient in energy use than their Western European neighbors. This inefficiency impairs economic competitiveness, creates social pressures, causes air pollution, and poses obstacles to EU accession. The demand for new, energy-efficient technologies is strong, but there is little capital available. Local financial intermediaries consider energy efficiency projects high risk because of their novelty and the difficulty in structuring collateral.

To promote such projects, IFC, in partnership with the Global Environment Facility, has established a $90 million guarantee facility, including up to $75 million invested by IFC. The facility provides a partial guarantee for loans made by local financial intermediaries when they invest in energy efficiency projects. This innovative structure will enable IFC to leverage more than $225 million in private capital investments. IFC implemented a pilot project in Hungary in 1997 and expanded the initiative to the Czech Republic, Estonia, Latvia, Lithuania, and Slovakia in June 2002.

The goal is to build a sustainable market for financing energy efficiency. The initiative uses a combination of technical assistance and credit enhancement instruments to enable local financial institutions to develop a profitable business in energy efficiency lending.

This effort will have significant economic, environmental, and social benefits, and it supports the participating countries' targets for EU accession. Examples of program impacts in Hungary include investments in projects to upgrade street lighting in small towns in the poorest parts of the country and to replace outdated, unreliable heating technologies in hospitals.



NIELS VESTERGAARD

MARKET MECHANISMS THAT REDUCE EMISSIONS

In addition to offering project financing, for eligible projects IFC can help companies increase their income while reducing environmental impacts. For example, IFC recently committed $15 million in financing to Balrampur Chini Mills Limited, one of India's premier sugar companies, to help finance a 20-megawatt cogeneration plant that will produce electricity from the biomass waste product of its sugar operations. The IFC-Netherlands Carbon Facility is also negotiating to purchase up to 2 million tonnes of emission reductions from their operations.

Another example of combining conventional project financing and carbon financing to help companies lower costs and increase efficiency is the El Canadá hydroelectric project in western Guatemala, which will displace about 144,000 tonnes annually of greenhouse gas emissions that would otherwise be generated through thermal plants. In addition to $27 million in financing (including a $12 million syndicated loan), IFC collaborated with the sponsors and the Prototype Carbon Fund to arrange carbon credit financing.

IFC is also promoting the market for greenhouse gas emission reductions by helping companies in which it is not investing directly. This year the IFC-Netherlands facility struck a €15 million deal to purchase 5 million tonnes of emission reductions from V&M do Brasil, a leading producer of steel tubes in Brazil that uses sustainably produced biomass charcoal instead of coal in its steel production. Revenues from this sale of carbon credits will be used by the company to continue maintaining its biomass plantations. IFC also facilitated a one-time sale of 400,000 tonnes of credits by V&M to Toyota Tsusho Corporation of Japan.



NIELS VESTERGAARD

ABOVE: A jetty used to import liquid petroleum gas to China. **LEFT:** Liquid steel at the Ispat Karmet plant, Kazakhstan.

Products and Services

INVESTMENT PRODUCTS

Equity and Quasi-Equity

IFC risks its own capital by buying shares in project companies, other project entities, financial institutions, and portfolio or private equity funds. We generally subscribe to between 5 and 20 percent of a project's equity. We will not normally hold more than a 35 percent stake or be the largest shareholder in a project. We are a long-term investor in our projects. When it comes time to sell, we prefer to exit by selling shares either in a trade sale or, if liquidity permits, in a capital market following a public offering.

With quasi-equity instruments we invest through products that have both debt and equity characteristics. Some instruments, like subordinated loans and convertible debt, impose fixed-repayment schedules. Others, such as preferred stock and income notes, do not require such rigid repayment arrangements.

Loans and Intermediary Services

We finance projects and companies through our A-loans, which are for IFC's own account. IFC cannot accept government guarantees. Maturities of A-loans generally range between 7 and 12 years at origination, but some loans have been extended to as long as 20 years. While most IFC loans are provided in major currencies, we are expanding our capacity to offer local currency loans.

We carry out comprehensive due diligence before investing in any project. Because of our extensive lending experience in developing countries, we are uniquely qualified to evaluate the risks associated with projects. We are willing to extend loans that are repaid only from the cash flow of the project, with only limited recourse or without recourse to the sponsors.

We also make loans to intermediary banks, leasing companies, and other financial institutions through credit lines that result in further on-lending. These credit lines are often targeted to small businesses.

Mobilization

Mobilization of private sector financing in developing countries is fundamental to the fulfillment of IFC's role as a development catalyst. We broaden our impact by mobilizing loans from other financial institutions that are willing to participate with IFC in extending credit to clients in the emerging markets.

Syndicated loans, or B-loans, are a key part of IFC's mobilization efforts. Through this mechanism, financial institutions share fully in the commercial credit risk of projects, while IFC remains the lender of record. Participants in IFC's loans share in the advantages that IFC derives as a multilateral development institution, including preferred access to foreign exchange. Where applicable, these participant banks are also exempted from the mandatory provisioning requirements that regulatory authorities may impose.

In addition, IFC offers structured finance solutions to clients, including partial credit guarantees and securitizations. These enable clients to raise a significantly larger amount of capital than that represented by IFC's own exposure. This is especially important for mobilizing local currency funds in the domestic market from institutional investors and financial institutions.



Guarantees and Risk Management

Guarantees on financial instruments and stand-by financing provide opportunities for IFC to extend credit in a manner that helps clients access capital markets and gain borrowing flexibility. Products include credit guarantees on loans and bonds, trade enhancement and forfaiting facilities, and loan facilities.

IFC commonly provides partial credit guarantees on bonds and loans and, in limited circumstances, full credit guarantees on local currency loans. Credit guarantees cover all credit risks during a specified portion of the financing term or up to a specified capped amount and often serve to extend maturities beyond what private creditors would otherwise provide. Guarantees in local currency support client needs while helping develop local financial markets. In the international bond markets, a foreign currency partial credit guarantee helps an IFC client company diversify funding sources by establishing its own credit with international investors.

IFC offers partial credit guarantees on trade enhancement and forfaiting facilities. These facilities help partner banks expand or extend trade financing programs for local importers and exporters when such programs are constrained by country limits or other factors. Small and medium enterprises often benefit from these programs, since they otherwise would have limited or high-cost access to trade finance. Loan facilities provide partial credit guarantees for general loan programs that serve small and medium enterprises. Through such facilities, partner banks are able to expand or extend their lending programs to targeted sectors in local or foreign currency.

IFC's risk management products provide clients with access to long-term derivatives markets. Currency-hedging instruments allow clients to hedge their foreign exchange exposures, typically related to foreign currency borrowings. With the development of emerging market derivatives, IFC offers hedges into local currency where these markets exist. IFC also provides derivative products to enable clients to manage their interest rate and commodity price risks.

OTHER SERVICES

Advisory Services

IFC advisory services are designed to improve the investment climate in member countries and the business practices of companies in which we invest. They play an increasingly important role in the way IFC approaches its investment activities.

We undertake a wide array of financial market advisory assignments, specializing in securities markets and in banking and credit institutions. Assignments address areas such as local debt market development and capacity building at financial institutions.

The work of the Private Sector Advisory Services, jointly managed by IFC and the World Bank, covers policy issues, sector advice, and specific transactions. Our activity in this area includes advice on competition policy, privatization structuring, and policy analysis of foreign investment issues.

Technical Assistance

Technical assistance further complements IFC's investment activities by offering advisory and training services to governments and private companies. IFC manages special project development facilities that help small and medium enterprises. IFC also manages the Technical Assistance Trust Funds program, which is supported by donor governments and an allocation from IFC's own budget. These funds sponsor feasibility and sector studies, training initiatives, environmental and social review of projects, and advisory assignments to governments.

Operations

In FY 2003, more than 67 percent of our new investments were in our priority sectors of finance, infrastructure, information technology, and health and education. The share of these investments in frontier countries, either high-risk or low-income, was 28 percent.

Overview

IFC signed investment commitments of $5.03 billion for 204 projects in FY03, of which $1.18 billion were mobilized through loan syndications, compared with $3.61 billion in IFC commitments for FY02, of which $518 million were syndications. IFC provides a range of products and services for clients, including loans, equity, quasi-equity, guarantees, and risk management products that are funded through IFC's own financial resources. It also syndicates participations in its loans to international financial institutions. Of the $3.85 billion investment commitments IFC signed for its own account, $344 million were for equity investments, $368 million were for quasi-equity investments, $2.60 billion were for loan agreements, $429 million were for guarantees, and $106 million were for risk management products. Based on the total project costs of our FY03 projects, each $1 in IFC commitments for our own account resulted in an additional $3.74 in funding from other sources.

Our investment portfolio at June 30, 2003, included $16.8 billion for IFC's own account and $6.6 billion in syndicated loans held for others. We added 143 companies to our portfolio this year, and 156 companies left the portfolio. Five-year data on investment approvals, commitments, and disbursements appear on the opposite page.

Investment projects are further detailed in the regional and operational sections that follow. A complete list appears in the project tables beginning on page 78.



JOHN FIEGE

A tailor's shop in Bangladesh.

RICHARD LORD

IFC OPERATIONS AND RESOURCES, FY99-FY03

For the year ending June 30 (millions of U.S. dollars)

	FY99	FY00	FY01	FY02	FY03
OPERATIONS					
Investment commitments					
Number of projects*	225	205	199	204	204
Total commitments signed**	$ 3,640	3,867	3,931	3,608†	5,033
For IFC's own account**	2,842	2,337	2,732	3,090†	3,852
Held for others	798	1,530	1,199	518	1,181
Investment approvals					
Number of projects	255	259	239	223	186
Total financing approved**	$ 5,280	5,846	5,357	5,835	5,449
For IFC's own account**	3,505	3,505	3,742	4,006	3,991
Held for others	1,775	2,341	1,615	1,829	1,458
Total project costs	15,578	21,136	16,747	15,514	13,006
Investment disbursements					
Total financing disbursed	$ 3,296	3,307	2,370	2,072	4,468
For IFC's own account	2,102	2,210	1,535	1,498	2,959
Held for others	1,194	1,097	835	574	1,509
Committed portfolio‡					
Number of firms	1,280	1,333	1,378	1,402	1,378
Total committed portfolio**	$ 21,685	22,168	21,851	21,569	23,379
For IFC's own account**	13,364	13,962	14,321	15,049	16,777
Held for others	8,321	8,206	7,530	6,519	6,602
RESOURCES AND INCOME					
(millions of U.S. dollars)					
Capitalization					
Borrowings	12,429	14,919	15,457	16,581	17,315
Paid-in capital	2,350	2,358	2,360	2,360	2,360
Retained earnings	2,998	3,378	3,723	3,938	4,425
Operating income	249	380	241	161	528
Net income	249	380	345	215	487

Some data from previous fiscal years have been revised.
* Includes first commitment to projects in the fiscal year. Projects involving financing to more than one company are counted as one commitment.
** Includes loan guarantees and risk management products.
† Revised FY02 figures.
‡ Total committed portfolio and held for others include securitized loans.

BALANCE SHEET HIGHLIGHTS

For the year ending June 30 (millions of U.S. dollars)

	FY99	FY00	FY01	FY02	FY03
ASSETS					
Liquid assets, *excluding derivatives*	11,369	13,740	14,581	16,924	17,004
Investments	10,039	10,940	10,909	10,734	12,002
Reserve against losses	-1,825	-1,973	-2,213	-2,771	-2,625
Net investments	8,214	8,967	8,696	7,963	9,377
Derivative assets	12,290	14,224	1,143	1,077	1,734
Receivables and other assets	1,583	1,788	1,750	1,775	3,428
Total assets	33,456	38,719	26,170	27,739	31,543
LIABILITIES					
Borrowings outstanding	12,430	14,919	15,457	16,581	17,315
Derivative liabilities	13,011	14,990	1,768	1,576	1,264
Payables and other liabilities	2,671	3,077	2,850	3,278	6,175
Total liabilities	28,112	32,986	20,075	21,435	24,754
CAPITAL					
Capital stock	2,350	2,358	2,360	2,360	2,360
Retained earnings	2,998	3,378	3,723	3,938	4,425
Other	-4	-3	12	6	4
Total capital	5,344	5,733	6,095	6,304	6,789

Note: As a result of the adoption of new accounting standards on derivatives and hedging in FY01, with respect to investments, borrowings, and derivative assets and liabilities, the balance sheets from FY01 onward are not comparable with prior fiscal-year-end balance sheets.

INCOME STATEMENT HIGHLIGHTS

For the year ending June 30 (millions of U.S. dollars)

	FY99	FY00	FY01	FY02	FY03
Interest and financial fees from loans	607	694	732*	547*	477
Interest from time deposits and securities	547	634	773*	493*	318
Charges on borrowings	-670	-812	-961	-438	-226
Net interest income	484	516	544	602	569
Net gains and losses on trading activities	-15	-38	87	31	157
Income from equity investments	265	262	222	428	195
Provision for losses on investments and guarantees	-333	-215	-402	-657	-98
Net noninterest expense	-152	-145	-210	-243	-295
Operating income	249	380	241	161	528
Other unrealized gains and losses on financial instruments	—	—	11	54	-41
Cumulative effect of change in accounting principle	—	—	93	—	—
Net income	249	380	345	215	487

*Reclassified to conform to FY 2003 presentation.

Sub-Saharan Africa

SEEKING SUSTAINABLE ECONOMIC GROWTH

The global economic slowdown has had a less pronounced impact on Africa than on other regions. It has, however, depressed commodity prices for Africa's principal exports. While many prices stabilized in the past year, they have yet to recover. Slow growth of exports has been compounded by a decline in the tourism industry, which has been hard hit by the aftermath of the September 11 terrorist attacks as well as by war in Iraq.

On the domestic front, long-standing conflicts in Angola and the Democratic Republic of Congo have shown some positive progress. But political crises continue to haunt two countries that formerly led the region in attracting private sector investment, Côte d'Ivoire and Zimbabwe.

African governments have maintained prudent macroeconomic policies despite trade losses and other challenges. But even with these policies in place, the average growth rate in Sub-Saharan Africa is less than half what is needed to make significant inroads in reducing poverty. In real terms, GDP growth slowed from 3.2 percent in 2000 to 2.9 percent in 2001 to 2.6 percent in 2002. In addition to declines in exports and tourism, severe droughts disrupted agricultural production in southern and eastern Africa. Agriculture remains the foundation of most African economies, supporting more than 70 percent of the population and contributing an average of 30 percent of GDP.

The New Partnership for African Development, an African initiative that promises to bring improved governance and economic development, progressed further during the year and will help attract new investment for key projects. African exports to the United States, excluding oil, increased by 10 percent for 2002. This growth, boosted by the free trade treatment available under the U.S. African Growth and Opportunity Act, demonstrates Africa's potential for expanding manufactured exports.

IFC ACTIVITIES

Despite a difficult economic and political environment, IFC maintained a strong presence in the region, completing projects with significant development impact in particularly challenging countries and sectors.

IFC supported leading investments in conflict-affected countries. In the Democratic Republic of Congo we funded expansion of the leading cellular telephone operator with a second round of financing. Our first postwar investment in Angola, in a new microfinance bank, is expected to take place in the new fiscal year.



RIGHT: IFC helped Sikaman Savings and Loan make a microenterprise loan to this dressmaker in Ghana.

RICHARD LORD



Angola	Eritrea	Namibia
Benin	Ethiopia	Niger
Botswana	Gabon	Nigeria
Burkina Faso	The Gambia	Rwanda
Burundi	Ghana	Senegal
Cameroon	Guinea	Seychelles
Cape Verde	Guinea-Bissau	Sierra Leone
Central African Republic	Kenya	Somalia
Chad	Lesotho	South Africa
Comoros	Liberia	Sudan
Democratic Republic of Congo	Madagascar	Swaziland
Republic of Congo	Malawi	Tanzania
Côte d'Ivoire	Mali	Togo
Djibouti	Mauritania	Uganda
Equatorial Guinea	*Mauritius*	Zambia
	Mozambique	Zimbabwe

PROJECT FINANCING AND PORTFOLIO Millions of USD

	FY02	FY03
Financing committed for IFC's account	252	140
Loans	181	91
Equity and quasi-equity*	53	29
Loan guarantees and risk management	17	20
Loan syndications signed	0	26
TOTAL COMMITMENTS SIGNED	**252**	**167**
Committed portfolio for IFC's account	1,560	1,442
Loans	1,018	973
Equity	425	409
Loan guarantees and risk management	117	60
Committed portfolio held for others (loan participations)	233	254
TOTAL COMMITTED PORTFOLIO	**1,793**	**1,696**

* Includes loan and equity-type, quasi-equity investments.
Note: All numbers reflect rounding.


Coca-Cola
Coca-Cola

COURTESY OF SABCO

IFC financing is helping SABCO, a South African soft-drink firm, expand its presence in Africa.

IFC AND IDA
Teaming Up in Africa

This year IFC began working with the International Development Association, the World Bank's concessional lending arm, on a major new initiative to support sustainable development of smaller businesses in Sub-Saharan Africa. Expected to launch in fiscal 2004, the program will unite the two World Bank Group institutions in a coordinated, multicountry approach, with initial efforts in Burkina Faso, Ghana, Mali, Mozambique, Nigeria, Rwanda, Tanzania, and Uganda. Over a three- to four-year period, the program will combine the resources of IDA, IFC, the Africa Project Development Facility, and other partners to focus on access to capital, technical assistance and capacity building, and an improved environment for business.

In Mali, for example, the program will complement the government's comprehensive agenda to enhance economic growth. IDA and other donors have provided debt relief to support structural reforms, including expansion of a private sector composed mainly of smaller businesses. The initiative will also help create a commercial microfinance institution in Mali, support APDF's training work with the local bankers' association, and run a mentorship program for firms that receive financing. The West African Enterprise Network and APDF will also work to improve the capacity of local business consultants, and IFC's Nigeria-based microenterprise capacity-building program will expand into Mali. The efforts in Mali will build on a strong base started in FY03 with donor country support, including the basing in Bamako of a full-time IFC coordinator for small and medium enterprises.

CHAD
Smaller Businesses Grow with the Oil Industry

In 2003, the first oil will be pumped from the Chad oilfields and make its way down the pipeline for export. IFC and the World Bank played a key role in financing the project, minimizing its environmental footprint, and helping ensure that Chad's oil revenues contribute to development. To date, the project has generated $441 million in local procurement in Chad and Cameroon, created employment for more than 12,000 local people, and contributed over $400 million to infrastructure improvements. IFC has also helped launch the Chad SME Initiative.

The initiative includes several capacity-building programs in such areas as agribusiness creation, training and support for microenterprises in N'Djamena and the petroleum zone, technical assistance to banks and training of loan officers through the Africa Project Development Facility, and a campaign to provide information about small business opportunities and raise awareness about HIV.

The Chad SME Initiative also includes an access-to-finance component that has significantly increased financing options for smaller businesses. In 2003, IFC provided a €1 million four-year term facility to Financial Bank, along with technical assistance, to help expand the term-lending options to the private sector. In addition, IFC has arranged for a senior international banker to work closely with Financial Bank Tchad and Commercial Bank Tchad.

While Financial Bank's term credit operations target local small businesses, Finadev, a microfinance institution in Chad, provides access to credit to microentrepreneurs. IFC made a capital investment in Finadev and along with donor funds is providing technical assistance to help the new microfinance bank build its operations, including a branch to serve the oil-producing region. Finadev has now made more than 3,800 small loans, ranging from $50 to $1,000, and is playing a key role in extending basic financial services to people who would not otherwise be served by established banks.



COURTESY OF EXXON-MOBIL

COMMITMENTS, FY01–FY03
Sub-Saharan Africa



Millions of U.S. Dollars
800
600
400
200
0
FY01
FY02
FY03
Syndications and underwriting
Financing for IFC's own account

PROJECTS AND COUNTRIES, FY01–FY03
Sub-Saharan Africa

COMMITMENTS	FY01	FY02	FY03
Number of projects	47	37	**21**
Number of countries	23	24	**13**

In sectors suffering from the global recession, IFC supported regional firms that continued to grow and invest. IFC helped Kenya Airways enlarge its fleet, building on a successful track record since its IFC-assisted privatization in 1995. IFC also advised the Tanzanian government on the privatization of Air Tanzania, successfully completing the sale (see box).

IFC provided critical support to institutions that finance smaller enterprises. We helped establish a regional holding company that will acquire banks through privatizations—banks that in turn have many branches and can establish microfinance networks on a national scale. In Chad, we provided funding to two commercial banks, helped establish a new microfinance bank, and designed and began implementing the Chad SME Initiative (see box). The Africa Project Development Facility provided training to banks in the region to facilitate the expansion of small business lending.

Improving access to finance is just one element of supporting Africa's small businesses. IFC also provides training, capacity building, management, and other services through its SME programs and facilities, including the Africa Project Development Facility and the African Management Services Company (see box).

IFC supports sustainable development of Africa's natural resources. In South Africa, we invested in the New Africa Mining Fund, an investment and capacity-building program

to boost small mining firms and expand black involvement in the industry. In Botswana, IFC safeguards will help ensure that exploration in sensitive areas by Kalahari Diamonds Limited is conducted in a socially and environmentally responsible manner. IFC support for a Nigerian-owned oil services company, Adamac, has helped the firm increase the local benefits from the oil sector and has helped it attract other commercial capital. In Mozambique, IFC is advising the government on privatization of the national oil distribution company and on potential development of a major coal resource.

To help Africa realize its potential for commercial agriculture, IFC is working to boost exports. IFC invested in a fishing operation in Namibia and provided technical assistance to help Ghanaian producers increase sales to a major European grocery chain.

IFC continued working to develop financial institutions. We increased our equity investment in South Africa's only mortgage-backed issuer of securities. We also helped West African banks enhance their ability to conduct trade finance via a trade enhancement facility with a leading international bank active in the region.

In 2003, IFC developed a new strategic approach to promoting private investment in Africa, which we will begin implementing in FY 2004. IFC recognizes the critical role of small and medium enterprises and is seeking to expand significantly the capacity building, access to information, and provision of finance to smaller businesses in Africa. IFC will also seek to address constraints on investment and play a more proactive role in developing new investment projects. These approaches should increase IFC's impact in the region and help build the volume of IFC investments in Africa in the future.

APDF
Adding Value to IFC Investments

Through its advisory services to small and medium enterprises, the Africa Project Development Facility can broaden the impact of IFC's investments and make us a partner of choice for project sponsors in the region. The financial sector, for example, is an investment priority for IFC, and during FY 2003 nearly 70 financial institutions in West and Central Africa sent their bankers to SME finance courses organized by APDF.

One of IFC's notable recent transactions in the region is the $37 million financing of SABCO, a leading South African Coca-Cola bottler, to help it expand into Ethiopia, Kenya, Mozambique, Tanzania, and Uganda. APDF is helping the company find ways to work with local small businesses that can bring its products into untapped local markets. Supported by a $60,000 grant from the Capacity Building Facility, APDF is assessing the company's recent outsourcing of some distribution functions to smaller businesses in Kenya, identifying the training needs of these businesses, and developing programs to make them stronger partners for the larger bottling firm.

In Ghana, APDF has sparked a nationwide microfinance initiative that complements IFC's role in the recent launch of a new commercial microlender, Sikaman Savings and Loan. APDF has mobilized $600,000 from multilateral and bilateral sources to help local microfinance institutions expand their outreach to rural women and other target groups while achieving managerial and financial sustainability.

TANZANIA
The Skies Are Opening through Privatization

To improve service, attract investment and professional management, and develop Dar-es-Salaam as a hub for air service, the government of Tanzania recently privatized the national airline, Air Tanzania. With donor funding, IFC advised on the transaction through the Private Sector Advisory Services and also played a key role during the privatization process, as the airline was in financial difficulties and needed substantial restructuring before sale.

South African Airways emerged as the winning bidder, paying $20 million for a 49 percent stake: $10 million in cash to the government and $10 million as a capital injection into the airline. SAA shares the objective of building Dar-es-Salaam into a hub for regional and intercontinental air traffic.

Carried out under a fully liberalized and competitive market structure, the transaction should bring tangible benefits to both customers and the government. In earlier work through the Africa Project Development Facility, IFC also assisted a pioneering private airline in Tanzania, Precision Air. In a bold move that will promote full liberalization and open skies, the aviation policy adopted by the government as part of the Air Tanzania transaction offers no market protection to the airline after privatization.


AIR TANZANIA
COURTESY OF AIR TANZANIA

East Asia and the Pacific

IMPROVING THE CLIMATE FOR PRIVATE INVESTMENT

East Asia's recovery saw growth increase from 3.5 percent in 2001 to about 6 percent in 2002. But that recovery is being buffeted by a series of unexpected shocks—emanating from the Iraq crisis and the SARS outbreak in particular—creating new uncertainty for East Asia on the international and regional fronts.

Although China was at the epicenter of SARS, strong growth there is expected to continue. The growth of the private sector and the country's entry into the World Trade Organization are transforming the economy, but ongoing challenges include restructuring the financial sector and state-owned enterprises, improving corporate governance, and raising environmental and social standards. In Vietnam, an improving business environment and the recent trade agreement with the United States have propelled a surge in private investment and exports, creating the conditions for robust growth. In Indonesia, the Philippines, and Thailand, economic recovery has also accelerated. The sustainability of this regional recovery is placed at risk, however, by the unfinished business of corporate and financial sector restructuring, and, in the case of Indonesia, by a challenging investment climate.

IFC's strategic priorities in the region include helping to improve the investment climate, developing local financial markets, and expanding private provision of physical and social infrastructure. IFC is also helping domestic enterprises grow into global players, promoting corporate and financial sector restructuring, and—through its investments and the four project development facilities it manages in the region—reaching out to small businesses.

In fiscal 2003, we supported financial sector reform and development through our investments and advisory work. With Sacombank, IFC made its first investment in Vietnam's banking sector (see box). The investment will strengthen the bank's capital base; along with technical assistance, it will expand the bank's operational capabilities and help it become a well-managed commercial bank in line with international standards and best practices. In China, our equity investment in Xi'an City Commercial Bank—our first for a financial institution in the western region—will help it become one of the area's leading banks, demonstrating IFC's support for a relatively underdeveloped part of the country. We also initiated a training program for commercial banks in China that will introduce international best practices in credit analysis and risk management.


Internet
1$/H
Fax

JOHN FIEGE

RIGHT: Internet user in Cambodia.

PROJECT FINANCING AND PORTFOLIO Millions of USD	FY02	FY03
Financing committed for IFC's account	673	573
Loans	282	130
Equity and quasi-equity*	248	183
Loan guarantees and risk management	143	260
Loan syndications signed	67	10
TOTAL COMMITMENTS SIGNED	**740**	**583**
Committed portfolio for IFC's account	2,513	2,791
Loans	1,578	1,354
Equity	601	850
Loan guarantees and risk management	335	587
Committed portfolio held for others (loan participations)	1,510	1,138
TOTAL COMMITTED PORTFOLIO	**4,023**	**3,929**

* Includes loan and equity-type, quasi-equity investments.
Note: All numbers reflect rounding.


FINANCIAL SECTOR COMMITMENTS, FY00–FY03
East Asia and the Pacific
500
375
250
125
0
20
15
10
5
0
Millions of U.S. Dollars
Number of Projects
FY00
FY01
FY02
FY03
Number of projects
Total dollar amount
Note: Includes financial sector and funds projects.

IFC is also working to create new financial institutions and products. In China, we have committed investments to help establish a greenfield joint-venture investment bank with BNP Paribas Peregrine; we also created, in partnership with BNP Paribas, one of the first joint-venture fund management companies following China's accession to the World Trade Organization. In response to the shortage of risk management products across the region, we partnered with Deutsche Bank to establish a facility providing credit enhancement to swap transactions.

Nonperforming loans in banking systems across the region pose a threat to economic stability. In China, IFC participated in the first sale of distressed assets initiated by Huarong Asset Management Corporation, which will set a precedent for future sales and help develop the market for nonperforming loans (see box). IFC provided a financing package to the consortium that invested in this portfolio.

Infrastructure, critical to economic development, remains a strategic priority. For example, building on earlier privatization advisory work, we provided financing to Manila

CHINA
Building a Market for Nonperforming Loans

The Chinese banking system has accumulated vast amounts of nonperforming loans through years of lending to unprofitable state-owned enterprises. The high level of such loans poses a threat to economic growth and stability. To support reform of the banking system, the Chinese government formed four asset management corporations in 1999 to take over, manage, and dispose of nonperforming loans. IFC provided $50 million in equity and debt financing to support the sale of a portfolio by Huarong, the largest of these corporations. IFC's participation enhanced the transparency of the process, encouraging foreign participation and contributing to increased competition. This first-of-its-kind transaction, which created the first onshore international and domestic joint-venture vehicle for acquiring Chinese nonperforming loans, will provide much-needed momentum to the development of this market and set the standard for similar transactions.

Water Company in the Philippines for its capital investment (see box). This program, which will expand coverage to lower-income residents, includes innovative arrangements for connection and payment.

Small and medium enterprises, which account for increasing shares of employment and GDP in regional economies, often lack access to capital and know-how. IFC is helping local financial intermediaries better serve these businesses by providing extensive technical assistance through project development facilities. With that in mind, IFC established the Indonesia Enterprise Development Facility to support the growth of smaller businesses in eastern Indonesia. In the Philippines, we assisted Hong Kong and Shanghai Banking Corporation in establishing a trade facility that helps midsize banks gain access to international banking partners. These banks can then provide trade finance to smaller importers and exporters. To help a smaller firm grow into a global player, we made an equity investment in Glass Egg, a digital media company in Vietnam (see box). We also extended a loan to Jilin Zhengye Agricultural Development Company to establish the largest pig-breeding operation in northeastern China (see box).

IFC is working with Chinese authorities on a framework for better corporate governance; in January 2003 we cosponsored an international conference on the topic in Shanghai. IFC continues to play a leading role in business

CHINA
Modernizing the Livestock Industry

In 2003, IFC lent $15 million to help Jilin Zhengye Agricultural Development Company establish the largest pig-breeding operation in northeastern China. The project will benefit more than 6,000 farmers, who will become more productive and earn higher incomes by raising pigs supplied by the company. Efficiency measures introduced by the project will save the industry $15 million a year in feed costs; combined with improvements in slaughtering, this will mean cheaper and higher-quality meat for consumers. The company will create 1,200 skilled jobs, paying workers about 33 percent above their present wages. IFC also organized technical assistance, including information on modern pig-breeding techniques, to about 3,000 local farmers. The company took over many of its activities from less efficient, financially impaired state-owned enterprises. The investment supports the provincial government's efforts to develop the pig-breeding and corn industries. The project complies with IFC environmental standards and will include upgrades to wastewater treatment and boiler emissions in the company's plants and recycling of animal wastes as fertilizer.

COMMITMENTS, FY01–FY03
East Asia and the Pacific



800
600
400
200
0
Millions of U.S. Dollars
FY01
FY02
FY03
Syndications and underwriting
Financing for IFC's own account

PROJECTS AND COUNTRIES, FY01–FY03
East Asia and the Pacific

COMMITMENTS	FY01	FY02	FY03
Number of projects	20	33	**31**
Number of countries	6	7	**7**

VIETNAM
Helping an IT Company Expand

Vietnam's recent trade agreement with the United States opens a large new market for high-technology exports, and the country is developing the skills it needs to compete. Recognizing that global companies are often reluctant to work with small startups, IFC has made a $1.75 million equity investment in Glass Egg, a digital media company in Ho Chi Minh City that produces software for computer and video games, contract programming, and 3-D animation. Our investment and other support will allow the company to expand, despite the global downturn in the technology sector and the limited supply of venture capital for Vietnamese companies. It will help Glass Egg open a business development office in the United States. It will also enhance the company's credibility and help secure additional contracts, while generating highly skilled software development jobs in Vietnam. By funding intensive training of new employees, it will also bring higher standards of software services to Vietnam and help the company build a broader international client base. This is IFC's second investment in Vietnam's information technology sector and demonstrates the World Bank Group's commitment to this sector in Vietnam.

THE PHILIPPINES
Privatization Improves Efficiency and Customer Service

Building on earlier privatization advisory work, this year IFC extended financing for the capital investment program of Manila Water Company, a water and wastewater concessionaire operating in metropolitan Manila. The company's concession was awarded to address chronic problems in the water system, including low pressure, intermittent supply, and losses from leaks and unauthorized connections. MWC has made steady improvements in operations, vastly expanding connections and reducing water losses. The project addresses the major development issue of access to clean water and sanitation services in the Philippines. It will reduce waterborne diseases through investments in water quality, lower the average purchase price of water, free up time otherwise spent on collecting and carrying water, and facilitate investment by companies in production processes that require reliable water supply or wastewater treatment. IFC participation demonstrates its support of water privatization when the privatization makes business sense and improves service and reliability for the community.

forums in Vietnam and Cambodia that promote dialogue among government, the business sector, and the donor community on how to improve the business environments in those countries. We also collaborated with the World Bank on a study looking at the environment for private sector growth in Vietnam.

In countries with little or no foreign capital flow, or in areas and sectors within a country with only limited capital, we continue to help companies implement sound investment plans. The renovation and operation of the Villa Apsara Hotel in Cambodia illustrate our frontier-market activities. That project supports development of the local tourism industry and is complemented by work the Mekong Private Sector Development Facility has done with the local hotel association.



LINDA YOUNG

A local fisherman in Vietnam.

VIETNAM
Strengthening a Private Bank

This year, IFC contributed to the development of Vietnam's financial sector by making its first investment in one of the country's private banks. Sacombank has emerged as one of Vietnam's most successful and promising joint-stock banks, with a progressive and dynamic management team. Although Sacombank is still a small player in the banking system, its rapid growth creates a potential for expanding its market share by taking over business from state-owned banks. To help Sacombank realize its potential, IFC invested $3 million as part of a capital increase to enlarge the bank's operational capabilities. In addition, through technical assistance, IFC is advising the bank on ways to become a model institution. This includes assessment and development of risk management systems, particularly the introduction of credit scoring for retail and small business lending, review and improvement of current data management practices and procedures, improvements in collection techniques in small business banking, internal reporting, and compliance with international accounting standards. Early-stage work for the transaction was done by the Mekong Private Sector Development Facility, which arranged for a Sacombank delegation to visit two investee banks in China and see the changes brought about by IFC in corporate governance and management philosophy. Sacombank will continue to work with IFC as it seeks to attract an international bank as a strategic partner.

South Asia

BUILDING INTERNATIONAL COMPETITIVENESS

In the global economic slowdown, South Asia has been a bright spot, sustaining growth of around 5 percent. Growth has been led by the private sector, particularly the services sector in India, which is at the forefront of the growing global market in services. The region also continued to make strides in improving the international competitiveness of its industrial sector.

IFC has committed $386 million in new investments, syndicated $37 million in loans, and provided technical assistance to help companies restructure their operations, access longer-term funding, forge effective partnerships, adopt innovative technologies, and reach new markets.

Among IFC's investments this year are a number of manufacturers seeking to achieve international competitiveness amid declining import tariffs. In India, these include a major automobile manufacturer, Telco; India's third-largest tire manufacturer, Apollo Tyres; Alok Industries; specialized steel wire and rope producer Usha Beltron; Cosmo Films, a producer of polypropylene film packaging; and construction and engineering group Larsen and Toubro. In Bangladesh, IFC helped R.A.K. Ceramics invest in new capacity to manufacture sanitary ware and ceramic tiles (see box).

These companies are bringing new technologies to the South Asian market that are both more cost-effective and more environmentally friendly: radial tires that reduce fuel consumption, for example, and biodegradable packaging materials. IFC is also helping clients implement sustainable business practices. IFC advised Usha Beltron to set up a cogeneration plant that reduces emissions and saves money by generating power from the waste flue gases that its iron plant creates. IFC is also working with Usha Beltron to extend its community development programs in Bihar and Jharkhand, two of India's poorest states (see box). IFC is financing the production of natural gas from offshore fields in Gujarat state, which will improve the availability of cleaner, lower-cost power to industrial users and power generators. In the Maldives, IFC's loan to tourism and logistics company Villa Shipping and Trading Corporation will help it build storage facilities to improve its logistics activities, upgrade environmental protection and safety systems, and install energy-saving solar water heating systems at its resorts.

RIGHT: Microenterprise activity at a market in Bangladesh.



JOHN FIEGE

PROJECT FINANCING AND PORTFOLIO	Millions of USD	
	FY02+	FY03
Financing committed for IFC's account	165	386
Loans	62	349
Equity and quasi-equity*	48	34
Loan guarantees and risk management	55	3
Loan syndications signed	15	37
TOTAL COMMITMENTS SIGNED	**180**	**422**
Committed portfolio for IFC's account	1,314	1,447
Loans	665	929
Equity	456	345
Loan guarantees and risk management	193	172
Committed portfolio held for others (loan participations)	119	140
TOTAL COMMITTED PORTFOLIO	**1,433**	**1,587**

+ Revised FY02 figures, excluding Pakistan.
* Includes loan and equity-type, quasi-equity investments.
Note: All numbers reflect rounding.

FINANCIAL SECTOR COMMITMENTS, FY00–FY03
South Asia


160
120
80
40
0
16
12
8
4
0
Millions of U.S. Dollars
Number of Projects
FY00
FY01
FY02
FY03
Number of projects
Total dollar amount

Note: Includes financial sector and funds projects.

INDIA
Helping Farmers through Farm Service Centers

Crop yields in India remain below their potential. Many seeds, chemicals, and fertilizers are of uncertain quality and sold with insufficient guidance. Pesticides are often applied in a haphazard way, with little concern for risks to health and the environment. The reach of public extension services is limited.

The country's largest manufacturer of tractors, Mahindra and Mahindra has a long relationship with the Indian farmer. It has developed a model for commercially run farm service centers: one-stop shops for seeds, fertilizers, and chemicals; rental equipment; market and agronomic information; farming advisory services; and assistance in obtaining crop finance from commercial banks. This model is being established on a franchise basis across India, with IFC as a 28 percent equity partner in the parent company, Mahindra Shubhlabh.

IFC has helped develop a plan to improve the health of farmers and to protect the environment from misuse of agricultural chemicals. This maintains crop-damaging pest populations below the point of economic significance, instead of attempting to eradicate them. Chemical pesticides are used only as a last resort. IFC also helped the company develop a corporate pesticide policy and prepare a manual to assist each farm service center in implementing it.

The first centers opened in 2000. More than 50 are operating today, and, supported by IFC financing, the number is expected to reach 180 by 2006. If successful, the centers will not only provide income and employment for franchisees but also increase agricultural yields, reduce production costs, and lessen dependency on chemical pest control.



LUDWINA JOSEPH

SEDF
Progress on Trade and Water Supply

Based in Dhaka, the SouthAsia Enterprise Development Facility delivers technical assistance to Bangladesh, Bhutan, Nepal, and neighboring states of northeast India to increase access to finance and business development services, improve the business environment, and develop commercial links between large corporations and small businesses. Launched in October 2002, it has already attracted $37 million in funding from a wide range of partners for programs to strengthen the smaller firms that comprise much of the private sector in the areas it serves.

The facility is working with firms in key sectors such as agribusiness, ready-made garments, IT, and light engineering. It is also helping local banks gain new skills for lending to smaller enterprises. In Bangladesh, it has partnered with Canada's largest business group to increase the amount of business the two countries do together. An SEDF-organized Canadian trade mission to Dhaka this year resulted in the signing of new trade and investment agreements totaling $17 million. These include plans for a bottling plant in Bangladesh as a joint venture between a local partner and Ontario-based Cott Corporation.

SEDF also teamed with IFC's Environmental Opportunities Facility to support an innovative Bangladeshi start-up company, Shapla Water Products, whose low-cost water filter technology removes arsenic from contaminated local drinking water, a major public health problem in Bangladesh.

SEDF is also working with local chambers of commerce to remove barriers to cross-border trade between northeast India and Bangladesh and is defining its agenda for Bhutan. (Bhutan is a member of the World Bank but not IFC.)



A cellular telephone user in Bangladesh.

JOHN FIEGE

COMMITMENTS, FY01–FY03
South Asia


Millions of U.S. Dollars
400
300
200
100
0
FY01
FY02
FY03
Syndications and underwriting
Financing for IFC's own account

PROJECTS AND COUNTRIES, FY01–FY03
South Asia

COMMITMENTS	FY01	FY02	FY03
Number of projects	24	9	18
Number of countries	4	4	4

INDIA
The IT Industry Moves into Chip Design

The Indian software industry has experienced tremendous growth, exceeding $12 billion in revenues last year. Software exports increased 30 percent during fiscal 2002 to reach $10 billion, despite the downturn in the global IT market. To remain competitive globally, however, the Indian IT industry needs to move into higher value-added products and services. NewPath Ventures takes an important step by launching several new companies in the technologically sophisticated field of semiconductor chip design and embedded software. It will use India's high skill base and lower cost structure to compete with more established international chip design companies. IFC invested $10 million in equity and has coinvestment rights for up to $10 million in equity and quasi-equity of selected subsidiary companies.

Unlike a traditional venture capital fund, the company can pursue new business opportunities by drawing on the extensive background of its sponsors—nonresident Indian nationals based in Silicon Valley. These professionals have a world-class track record in the semiconductor design industry and bring the combination of high-level experience, skills, and relationships needed to make entry into this market a success.

IFC is supporting movement of India's IT sector into new, higher-value market segments. Through its investment in NewPath Ventures, IFC will help establish the first Indian companies in the highly specialized area of custom semiconductor systems design and embedded software (see box). Its investment in Dataquest will assist in the expansion of India's emerging animation industry, providing a new source of employment.

Throughout the region, IFC is focusing on building strong financial institutions. In Sri Lanka, IFC bought a 15 percent stake in Commercial Bank of Ceylon from Sri Lanka Insurance Corporation to strengthen the bank and facilitate privatization of the insurance company. Because greater investment in housing directly improves living standards, IFC is also helping housing finance companies mobilize longer-term funding to meet the strong unmet demand for home ownership among the middle and lower-middle classes. IFC has helped the leading Indian mortgage finance company, Housing Development Finance Corporation, access longer-term international funding through a $200 million loan, half of which will be syndicated to international banks. IFC is also investing in niche players like Dewan Housing that are increasing the availability of mortgage finance in India.

Because the uneven quality and availability of infrastructure remain a constraint to economic growth in the region, IFC has continued to pursue investments in this area. However, weak regulatory frameworks and the slow pace of reform have limited private investment opportunities.

In the less developed parts of the region, the growth of small and medium enterprises offers the best prospect for economic success and poverty reduction. To support those businesses, IFC and its partners have created the SouthAsia Enterprise Development Facility (see box).



RICHARD ENGLISH

Krishi Gram Vikas Kendra, sponsored by Usha Beltron, develops agricultural programs for some of the poorest regions in India.

BANGLADESH
Supporting Foreign Investment in Manufacturing

Bangladesh has had little success in attracting foreign direct investment in manufacturing. With limited domestic capacity, it is dependent on imports of many manufactured products. In the fast-growing construction sector, for example, 60 percent of ceramic tiles and sanitary ware are imported. An exception to this lack of local manufacturers is R.A.K. Ceramics Bangladesh, sponsored by the R.A.K. Group, a company based in the United Arab Emirates. R.A.K. started producing ceramic tiles in Bangladesh in 2000 and quickly established itself as a market leader. Since long-term funding is difficult to obtain locally, IFC made a seven-year, $12 million loan to finance expansion of tile-making capacity and the company's diversification into sanitary ware.

The project combines Bangladesh's competitive advantages of plentiful, affordable supplies of clay and natural gas with state-of-the-art technology from SACMI, Italy, a leading European equipment manufacturer. The company will produce high-quality products at internationally competitive prices and at lower cost to Bangladeshi consumers.

INDIA
Reducing Emissions, Helping the Community

Usha Beltron is India's leading manufacturer of specialized wires, steel wire ropes, and rods—and the world's fourth largest. But like other midsize companies in India, it has limited access to long-term financing. IFC played a key role in restructuring Usha Beltron's operations by providing debt and equity financing on its own account and by mobilizing loans from other investors. IFC also provided the company with valuable advice on setting up a cogeneration power plant that will reduce emissions and power costs by using waste flue gases from the company's iron plant to generate power.

Usha Beltron has a strong corporate commitment to community development. It sponsors Krishi Gram Vikas Kendra, a nongovernmental organization whose activities include watershed development projects in more than 50 villages near Usha Beltron's plants; health care and agricultural development programs in two of India's poorest states, Bihar and Jharkhand; and women's enterprise development in partnership with the Self-Employed Women's Association. Usha Beltron also operates research and learning centers that offer training in business management to small businesses and other local manufacturers.

Europe and Central Asia

GROWTH IN THE PRIVATE SECTOR

Europe and Central Asia continue to implement reforms that improve the business climate, and this contributed to overall growth of 4.1 percent for 2002. For IFC, investment opportunities have ranged from manufacturing to agribusiness, with considerable emphasis on helping smaller businesses through the financial sector and technical assistance.

SOUTHERN EUROPE AND CENTRAL ASIA

Steady Progress in Building the Private Sector

IFC activity in Southern Europe and Central Asia reached $587 million in signed commitments during fiscal 2003, a record high and a 54 percent increase from the previous year. Despite the slowdown in the global economy, the region continued to grow, mainly because of sustained momentum for reform in a number of countries. As a result of an improving business environment, IFC expanded its activities in frontier countries such as Azerbaijan, Bosnia and Herzegovina, Tajikistan, and Uzbekistan, where the challenges include weak corporate practices, underdeveloped financial intermediaries, and small markets.

IFC priorities for the region emphasize the financial sector, small businesses, and support for privatization. We continued to focus on investments that have a broad development impact and reflect our commitment to responsible environmental and social performance. An important example is the Pamir Energy project in Tajikistan, where we collaborated with IDA and other partners (see box, p. 13). Through the Private Enterprise Partnership and Southeast Europe Enterprise Development, IFC provided technical support to small and medium enterprises in the region.



LEFT: IFC support to *microfinance* helped this bakery in Azerbaijan.

NEERAJ JAIN



Albania
Armenia
Azerbaijan
Belarus
Bosnia and Herzegovina
Bulgaria
Croatia
Czech Republic
Estonia
Georgia
Hungary
Kazakhstan
Kyrgyz Republic
Latvia
Lithuania
Former Yugoslav Republic of Macedonia
Moldova
Poland
Romania
Russian Federation
Serbia and Montenegro
Slovak Republic
Slovenia
Tajikistan
Turkey
Turkmenistan
Ukraine
Uzbekistan

PROJECT FINANCING AND PORTFOLIO — Millions of USD

	FY02	FY03
Financing committed for IFC's account	664	1,203
Loans	511	968
Equity and quasi-equity*	112	141
Loan guarantees and risk management	42	95
Loan syndications signed	74	190
TOTAL COMMITMENTS SIGNED	**738**	**1,394**
Committed portfolio for IFC's account	2,721	3,581
Loans	2,109	2,898
Equity	531	527
Loan guarantees and risk management	82	156
Committed portfolio held for others (loan participations)	666	785
TOTAL COMMITTED PORTFOLIO	**3,387**	**4,366**

* Includes loan and equity-type, quasi-equity investments.
Note: All numbers reflect rounding.

FINANCIAL SECTOR COMMITMENTS, FY00–FY03
Europe and Central Asia



900
700
500
300
0
40
30
20
10
0
Millions of U.S. Dollars
Number of Projects
FY00
FY01
FY02
FY03
Number of projects
Total dollar amount

Note: Includes financial sector and funds projects.

AZERBAIJAN
Helping Small Businesses Access Financing

For their enterprises to grow, Azerbaijani entrepreneurs need ongoing, reliable loans at affordable rates. IFC has invested in Microfinance Bank Azerbaijan, the first commercial microfinance bank in the country. The bank provides credit and other financial services on commercial terms to micro, small, and medium enterprises. IFC's equity investment of $1.75 million promotes business growth, generates employment, builds confidence in the banking sector, and introduces commercial microfinance techniques to Azerbaijan. The project encourages creation of similar institutions and extension into microfinance services by existing commercial banks. It provides training for managers and employees that will also be available to other local financial institutions. IFC's involvement in MFBA will improve access to financial services for a large and underserved group of low-income entrepreneurs, whose businesses will generate employment in poor communities.



Supporting Financial Institutions

This year IFC paid particular attention to developing specialized microfinance institutions. Key initiatives were IFC's Central Asia Small Enterprise Fund and, in partnership with EBRD, the Central Asia Micro and Small Enterprise Facility. The former provides equity, quasi-equity, and debt financing to growth-oriented enterprises in the region. The latter increases availability of funds for small enterprises in Kazakhstan, the Kyrgyz Republic, Tajikistan, and Uzbekistan by creating specialized micro and small business finance windows at selected local banks. IFC has successfully established seven microfinance institutions in Eastern and Southern Europe, most recently in Azerbaijan (see box), FYR Macedonia, and Moldova. IFC also committed additional funding for continued development of microfinance banks in Bosnia and Herzegovina and in Serbia and Montenegro. Healthier, better-capitalized small businesses will boost economic growth across all sectors and contribute to a reduction of poverty.

IFC also invested in building intermediaries to channel funds to the small and medium enterprise sector. This year we invested in two local banks in Azerbaijan to transform them into sustainable, competitive financial institutions and build their capacity to support smaller businesses. In Kazakhstan, we developed a corporate-sponsored financing model that involves large corporations in providing technical assistance and business opportunities to smaller enterprises. In Uzbekistan, we extended a loan to the first joint-venture leasing company and a credit line to a local bank to provide dollar-based financing to small and medium enterprises.

COMMITMENTS, FY01–FY03
Europe and Central Asia


1,600
1,200
800
400
0
Millions of U.S. Dollars
FY01
FY02
FY03
Syndications and underwriting
Financing for IFC's own account

PROJECTS AND COUNTRIES, FY01–FY03
Europe and Central Asia

COMMITMENTS	FY01	FY02	FY03
Number of projects	44	60	**59**
Number of countries	21	19	**18**

BOSNIA AND HERZEGOVINA
Modernizing a Company with Important Economic Impact

IFC has lent $9.79 million to rehabilitate, modernize, and expand Fabrika Cementa Lukavac, a privatized cement production facility in Bosnia and Herzegovina. The project, one of the largest and most visible foreign direct investments in the country, will help meet the country's need for cement to repair buildings, bridges, and other infrastructure damaged during the war. Modernization at Lukavac will lower production costs and enable the company to compete with imports, thus contributing to foreign exchange savings. The project will result in better quality cement and more competitive prices in the local market for construction materials. Lower building costs will in turn boost reconstruction of Bosnia's infrastructure and housing. The financial institutions in Bosnia and Herzegovina would not have been able to provide the sponsors with adequate long-term financing. IFC's involvement, which includes bringing in an international commercial bank, will encourage other potential lenders and signal an improving investment climate in the country. Besides showing its support for privatization by investing, IFC has provided technical support as the company upgraded equipment and production processes and is helping the company obtain certification for quality and environmental management.



COURTESY OF LUKAVAC



PANOS

Giavoni, a jeans manufacturer in Tajikistan. IFC's investment is the largest foreign direct investment in the country.

RUSSIA
IFC Fuels Growth in IT

With scientific expertise and a highly educated workforce, Russia is poised to become a global leader in information technology. The IT sector there is still small but growing rapidly, and IFC is a leading investor.

This year, IFC extended nearly $20 million to Russian IT companies, including a $12 million convertible loan to Information Business Systems. IBS is Russia's largest IT services provider and operates the largest offshore software development company, Luxoft. It is also Russia's biggest distributor of imported computer equipment. IFC financing will help the company restructure and expand its business in offshore programming, management consulting, and local computer assembly. This investment will increase the availability of technology products in Russia and help meet the demand for IT services in corporations and government agencies. IFC is also advising the company on its efforts to reorganize its governance and corporate structure as it prepares for an initial public offering on a Western stock exchange. The project is expected to create hundreds of jobs in Russia; training of this new workforce will expand the skills necessary for Russia to compete globally.

Through the Private Enterprise Partnership, IFC also started an information and communications technologies project in northwest Russia. The project provides technical assistance to Russian companies in the offshore programming sector and links them to counterparts in Western Europe.

To broaden the availability of reliable financial products and services, we invested in established banks. In Bosnia and Herzegovina, Bulgaria, and Croatia, we partnered with local banks to provide lower funding costs for mortgage finance, to make housing more affordable, and to increase private property ownership. In Bosnia and Herzegovina and in Romania, IFC supported privatization in the banking sector. In Bulgaria, Kazakhstan, FYR Macedonia, Moldova, and Turkey, we invested in financial institutions to strengthen their capital base. IFC also provided a multifaceted loan facility to Turkey's largest private sector bank and invested in a regional private equity fund to support export-oriented companies.

Increasing Competitiveness

In manufacturing, we invested in companies with long-term vitality, growth, and profitability, helping them enlarge production capacity to become more competitive in the region. In Tajikistan, in the biggest foreign direct investment in the country, IFC invested to upgrade a textile factory and develop business connections with more than 350 farm families, enabling them to sell high-quality cotton directly to the factory on commercial terms. IFC is also investing in a packaging paper and materials company in Croatia and a cement production facility in Bosnia and Herzegovina (see box). In Turkey, IFC's investment in a manufacturer of consumer electronics will upgrade the company's production to the latest technological standards, helping it become a leading TV exporter in Europe. In addition, IFC invested in a large Turkish glass manufacturer to support modernization and furnace repairs, which should improve product quality and cost competitiveness for its exports.



RICHARD ENGLISH

The town of Khorog, in the region benefiting from the Pamir Energy project in Tajikistan (see box, p. 13).

CAUCASUS AND CENTRAL ASIA
IFC Introduces Leasing

The ability to lease equipment and machinery is vital to startups and smaller enterprises with few fixed assets. Leasing gives businesses access to equipment finance for a relatively small upfront investment and does not require additional collateral. To help small businesses in Armenia, IFC and its partners have established ACBA Leasing, the first private leasing company in the country. IFC provided 27 percent of the company's $1 million equity and a $2 million long-term loan. Leasing will benefit smaller companies that usually face difficulties in obtaining loans from Armenia's undercapitalized banking sector.

Creation of the company follows IFC's technical assistance work in Armenia, including development of leasing legislation. The work in Armenia is part of a larger effort by IFC and its partners to expand leasing based on successful assistance to the sector in Russia, where it had grown to a $2.3 billion industry in 2002. This year the Private Enterprise Partnership began technical assistance programs in Azerbaijan and Georgia to improve legislation and strengthen local expertise on leasing. The partnership also contributed to leasing legislation in the Kyrgyz Republic, Tajikistan, and Uzbekistan. In FY03, IFC invested $2.5 million in the first leasing company in Uzbekistan. In Russia, to date IFC has invested in four leasing companies, providing $19 million for its own account and leveraging $45 million from coinvestors.



In Kazakhstan, IFC invested in one of the world's largest gas, oil, and condensate fields. The project will bring significant benefits to local suppliers, including the participation of smaller businesses in the oil and gas sector. Also in Kazakhstan, IFC invested in a business and shopping center to help distribute goods and services from local entrepreneurs. We also supported a Turkish home appliance company in acquiring a Romanian manufacturer of refrigerators.

In Bulgaria, developing a competitive gas market means reducing reliance on imports. Here IFC has invested $17 million in a firm that will develop the Galata gas field. This will also improve the perceptions of other potential investors and raise Bulgaria's standing as a responsible gas transit country.

BELOW AND BOTTOM LEFT: IFC's investment in Uzbek Leasing helped provide equipment to a paint and enamel production plant and the RASTR publishing house.





PANOS (3)

CENTRAL AND EASTERN EUROPE

Promoting Sustainable Development through Investment and Partnerships

The countries of Central and Eastern Europe continued to experience growth, albeit at slower rates. With the improving business environment, IFC has been able to increase its investment activities in the region, particularly in Russia. Newly committed investments in FY03 exceeded $616 million, a 65 percent increase over last year. IFC mobilized an additional $37.5 million in syndicated loans.

Our role in Eastern Europe is intensifying, with investments in a greater diversity of sectors, including IT, agribusiness, manufacturing, and financial markets. We have also grown geographically, investing across Russia and in the smaller Eastern European economies. Our role in the Central European EU-accession countries, meanwhile, has become more selective, focusing on such innovative areas as energy efficiency and housing finance.

Reflecting its commitment to the former Soviet republics, IFC agreed to support the Private Enterprise Partnership for another three years. The partnership was founded in 2000 to encourage private sector investment and small business growth through technical assistance. Its programs, coupled with IFC investments, allow us to reach difficult markets more effectively. Our work with business associations in Belarus is an interesting example (see box). In FY03, the partnership's work expanded into Georgia and Azerbaijan.

In the IT sector, IFC has invested in two Russian companies, IBS (see box) and Ru-Net. These projects support local entrepreneurs in a key sector where Russia is internationally competitive. The partnership is helping companies in northwest Russia develop markets for offshore programming services.

IFC works closely with the World Bank to promote sustainable development of forestry, another key Russian sector. The Private Enterprise Partnership facilitates foreign direct investment and introduces sustainable forest management practices. IFC has also invested in processors of value-added wood products to improve their efficiency and increase the sector's contribution to the Russian economy.



ANDREI ZUBETS

One of the dairies in Russia benefiting from IFC's investment in the Agro-Industrial Finance Company.

RUSSIA
First Private Company to Finance Primary Agriculture

The agricultural sector in Russia needs access to credit and modern technology, but local institutions have hesitated to invest in this high-risk market. To address this gap, IFC and its partners are each contributing $500,000 in equity and up to $5 million in loans to the new Agro-Industrial Finance Company. As the first private company to fund Russian primary agriculture, it will purchase modern equipment and lease it to farms that have long-term supply contracts with agroprocessors.

This project stems from the Private Enterprise Partnership's technical assistance work with farms that supply milk to Campina, a Dutch dairy processor in the Moscow region. Campina operates a $50 million yogurt production plant, which IFC helped finance with a $9.3 million loan. With donor funding, the partnership advised the farms on modern production methods to increase the quality and quantity of milk and brokered long-term supply contracts with Campina. To reequip farms with modern technologies, the partnership structured $2.1 million in capital investment: $1.4 million from Campina and $700,000 from equipment suppliers. This work has resulted in a 34 percent increase in milk production overall and a 78 percent increase in the share of first- and premium-class milk. It has boosted the farms' milk revenue by 60 percent and doubled the farmers' income.

The new company extends this work to a greater number of client farms. It enhances IFC's efforts to make Russian farms competitive, reliable business partners and to integrate them with agroprocessors. Once the company is operational, the partnership will train local farmers in financial management and consult with them on agricultural management and technology issues.

RUSSIA
A Bank Succeeds by Focusing on Smaller Businesses

NBD Bank in Nizhny Novgorod, about 300 miles from Moscow, often makes loans of $25,000 to $1 million to individual entrepreneurs and small businesses. This is an exception in Russia, where most banks still consider smaller businesses too great a risk. The sector remains underdeveloped by comparison with Central European countries—particularly outside Moscow and St. Petersburg.

Founded in 1992, NBD Bank makes loans to small and medium enterprises, entrepreneurs, and retail banking. The bank is profitable; in 2002, its return on average assets was 1.6 percent and return on equity 9.5 percent. It is the first bank in its region to adopt international accounting standards and report on a quarterly basis.

To help NBD Bank strengthen its capital base and expand its lending to smaller businesses, IFC extended a $5 million loan. This loan follows an earlier credit line of $2.5 million from IFC in 2001 and technical assistance to improve the bank's management information systems and internal audit function. The bank has on-lent IFC's first loan to 26 projects worth $5.8 million across its region. The projects range from purchasing new trucks to finishing the construction of a warehouse and building a new medical plant.

Among NBD's long-term clients is entrepreneur Dmitri Mikeshin. In 2002, he used a $225,000 loan from IFC's first credit line to purchase new equipment that makes waffle cones for ice cream. This equipment allowed him to introduce a new type of ice cream in Nizhny Novgorod and increase production by 40 percent.



COURTESY OF NBD BANK

IFC continues to pay special attention to the manufacturing and retail sectors. Examples of our investments include loans to Borsteklo and Ruscam, producers of flat glass and bottles; a loan to the Ramstore hypermarket chain; and a loan to Agros, a poultry company, to expand its production of broilers.

To support energy efficiency, we established a program for participating banks in Central Europe and the Baltics that provides partial guarantees to loans for energy efficiency projects (see box, p. 24). IFC plans to become more involved in this sector in Russia, as reforms in the energy sector will increase the energy costs for Russian companies.

Strengthening financial markets is key to reaching a large number of businesses in all sectors across the region. Investments and advisory work in this sector remain the largest portion of our activities. We made significant investments in Moscow Narodny Bank and BCEN Eurobank to support their privatization. Our work on improving corporate governance through the Private Enterprise Partnership will be extended to the Russian banking sector to increase its transparency and attractiveness to foreign investors. Together with Rabobank International and FMO, IFC also established the first financial intermediary for the agribusiness sector in Russia (see box).

We targeted our efforts to build financial institutions on the smaller economies of the region and, within Russia, those outside Moscow. Through these institutions we are able to support financing for small local companies. In Armenia, we helped establish the country's first private leasing company, ACBA Leasing. This project benefited from earlier advisory work that focused on the legislative environment for leasing (see box). We stepped up our support to the Microfinance Bank of Georgia to increase its capital, and we provided a second credit line to the Bank



PEP

In Belarus, IFC's Private Enterprise Partnership helps local business associations promote interests of private sector enterprises, including this flower shop.

of Georgia to support mortgage-based lending to residential and small business customers. Also in Georgia, the Private Enterprise Partnership began a multifaceted project to create a leasing industry and improve corporate governance of local companies. In Ukraine, we extended a guarantee facility to HVB Ukraine to allow it to expand its client base, primarily medium-size Ukrainian companies. In Belarus, we provided a loan to Priorbank—our first investment in the country's financial sector.

In Russia, we made a second investment in NBD Bank of Nizhny Novgorod, following advisory support to improve its operations (see box). We also invested in UralTransBank and will accompany this investment with technical assistance.

In addition, we have worked with financial institutions to develop new products and supported the development of mortgage financing through lines of credit to Commercial Bank DeltaCredit and Raiffeisenbank in Russia and to the Baltic American Enterprise Fund. This initiative will increase the volume of residential mortgage loans so that these institutions can securitize their loans in international capital markets.

BELARUS
What's in a Name? Entrepreneurs Find Out

In Grodno, Belarus, local authorities licensed 86 individual entrepreneurs to set up trading booths along a city street. Licensing requirements included purchasing a particular type of booth priced at $1,500 each, about 15 times the monthly revenue of a small trader. After this initial investment, the city redefined the booths as "kiosks." The change in terminology meant an additional $300 fee for a new trading license and a new, time-consuming round of visits by government inspectors.

The Grodno Club of Entrepreneurs, a business association mentored by IFC, organized a media campaign in the local press and successfully negotiated a resolution with the city. When authorities accepted the association's proposal to define the row of booths as a "mini-market," the name change allowed the entrepreneurs to resume their trade and even reduced their taxes by 11 percent. All the entrepreneurs joined the business association, where they are better positioned to protect their interests in the future.

The club in Grodno is one of the 18 business associations that IFC's Private Enterprise Partnership works with across Belarus to create strong local advocates and consultants for small and medium enterprises. This work has promoted business-friendly policies and equipped entrepreneurs with the skills they need to succeed in a country with a small and weak private sector. Since IFC began working with the Belarussian associations, their membership has increased by 60 percent and their client base has doubled.

Latin America and the Caribbean

LONG-TERM PARTNERSHIP WITH THE PRIVATE SECTOR

The Latin America and Caribbean region experienced another challenging year. By mid-2002, Argentina's general economic activity had declined by an unprecedented degree from the 2001 level. Election concerns and fears of contagion from Argentina fueled bond and currency market volatility in Brazil. An economic crisis unfolded in Uruguay, caused in part by liquidity problems for Argentine banks operating there.

Venezuela suffered a serious economic downturn stemming from internal political issues. In Bolivia, Colombia, the Dominican Republic, and Jamaica, political or economic issues hampered the performance of the private sector. In calendar years 2001 and 2002, private debt flow to the region declined. This retreat of capital, combined with the economic slowdown, affected even such investment-grade countries as Chile and Mexico.

Underlying these difficulties is the region's vulnerability to external shocks, due to low domestic savings and a small, undiversified export base. There is also popular discontent with reforms that have not delivered expected improvements in living standards. The slow recovery of the U.S. economy and the war in Iraq also made investors risk averse. Volatile prices for oil and other commodities and stagnant tourism further contributed to a difficult economic environment.

Opportunities also surfaced, however, as new leaders took office in a few countries, including Bolivia, Brazil, Colombia, and Ecuador. Leaders worked toward implementing reforms, reactivating growth, and reducing inequality in the distribution of wealth. Investors have remained cautious, however, about returning to the region.



LEFT: One of the Latin American artisans benefiting from Novica's Internet-based marketplace (see box, p.17).

COURTESY OF NOVICA



Antigua and Barbuda
Argentina
The Bahamas
Barbados
Belize
Bolivia
Brazil
Chile
Colombia
Costa Rica
Dominica
Dominican Republic
Ecuador
El Salvador
Grenada
Guatemala
Guyana
Haiti
Honduras
Jamaica
Mexico
Nicaragua
Panama
Paraguay
Peru
St. Kitts and Nevis
St. Lucia
Trinidad and Tobago
Uruguay
República Bolivariana de Venezuela

PROJECT FINANCING AND PORTFOLIO	Millions of USD	
	FY02	FY03
Financing committed for IFC's account	1,144	1,262
Loans	833	908
Equity and quasi-equity*	294	309
Loan guarantees and risk management	18	45
Loan syndications signed	330	918
TOTAL COMMITMENTS SIGNED	**1,474**	**2,180**
Committed portfolio for IFC's account	5,584	6,145
Loans	4,431	4,966
Equity	1,115	1,099
Loan guarantees and risk management	38	79
Committed portfolio held for others (loan participations)	3,049	3,447
TOTAL COMMITTED PORTFOLIO	**8,633**	**9,592**

* Includes loan and equity-type, quasi-equity investments.
Note: All numbers reflect rounding.


FINANCIAL SECTOR
COMMITMENTS, FY00–FY03
Latin America and the Caribbean
1,000
750
500
250
0
20
15
10
5
0
Millions of U.S. Dollars
Number of Projects
FY00
FY01
FY02
FY03
Number of projects
Total dollar amount
Note: Includes financial sector and funds projects.

CHILE
Helping Education, the Community, and Investors

IFC's first investment in private education in Chile illustrates our potential for partnerships in this sector and highlights our work in creating new financial instruments. A local currency bond issue supported by IFC will yield about $23 million equivalent for expansion and modernization of a leading private university, Universidad Diego Portales. The university will provide additional space for increased student enrollment in new programs in medicine, engineering, and the humanities. The university is working with the municipality of Santiago to create an urban campus fully integrated with the community and neighboring universities. The project includes restoration and renovation of several historic buildings to help preserve the rich cultural heritage of the district.

The transaction was also innovative as a financial instrument: it constituted the first future cash flow securitization in Chile and the first by a Latin American university. IFC's partial guarantee of 30 percent of the bond issues not only introduced an additional means of local currency financing for educational institutions but also helped expand the domestic capital market. The instrument, developed to attract Chilean institutional investors such as pension fund administrators and insurance companies, provides a new asset class for investing their funds. With IFC's guarantee, the eight-year bonds received a higher rating from local affiliates of the major rating agencies than they would have otherwise and were successfully placed.

Central America and the Caribbean turned increasingly to collaboration; as a bloc, these smaller countries seek to establish economies of scale and increase their competitiveness in the face of accelerating globalization. During the year prospects improved for reaching a Central America Free Trade Agreement, and there were positive trends for establishing the even broader Free Trade Area of the Americas.

IFC ACTIVITY

Given the retreat of external financing, demand for IFC lending has been strong. On the investment side, committed financing in the region totaled $2.18 billion, an increase of $706 million from the previous fiscal year and the largest amount in recent years. The total financing included $918 million mobilized from banks participating in IFC loans. Demand has increased for IFC's support in refinance, corporate finance, and trade finance because of shortened tenors of credit lines as well as capital flight. IFC responded in an attempt to help the region's private sector weather the difficult period. IFC also helped with credit enhancement of local bond issues as the private sector sought to lower the risks from currency mismatches by accessing domestic capital markets.

The export sector particularly benefited from IFC financing, as retraction of credits had prevented it from taking advantage of currency devaluation. IFC provided pre-export financing to such agricultural export partners as Molinos and Vicentin in Argentina (see box). Amid Brazil's liquidity crisis and a rapid decline in credit, IFC helped leading Brazilian banks secure trade finance: since September 2002, an aggregate amount of $740 million has been raised for Brazil's export sector from international funding, including $585 million from banks participating in syndications. IFC is replicating this experience to aid exporters in Argentina, where the financial market environment is comparable.

COMMITMENTS, FY01–FY03
Latin America and the Caribbean


Millions of U.S. Dollars
2,000
1,500
1,000
500
0
FY01
FY02
FY03
Syndications and underwriting
Financing for IFC's own account

PROJECTS AND COUNTRIES, FY01–FY03
Latin America and the Caribbean

COMMITMENTS	FY01	FY02	FY03
Number of projects	42	47	**54**
Number of countries	12	16	**16**



CARLOS GOLDIN

ABOVE: An exporter of food products in Argentina.
BELOW: Local craftspeople, entrepreneurs at a market in Bolivia.



MATTHIAS HEDINGER



LEFT: Aceitera General Deheza (AGD). **BELOW:** Molinos. These two companies and a third, Vicentin, are food processors and exporters in Argentina with whom IFC has recently set up facilities for pre-export finance.



CARLOS GOLDIN (2)

Along with its vital financing support to the region, IFC collaborated closely with private sector partners and with nonbusiness organizations on corporate social responsibility and sustainability initiatives, providing advisory and capacity-building assistance. For example, in addition to syndicated loans to Odebrecht, a Brazilian construction firm, IFC helped the company set up a pilot HIV/AIDS program at its operations in Angola (see box, p. 22). This successful program created an awareness and prevention campaign, focusing on women and other vulnerable groups. IFC also supports the Zero Hunger program established by the new administration in Brazil, which aims to mobilize private sector resources to meet the country's food needs (see box).

On the environment, the IFC-Netherlands Carbon Facility financed the largest transaction to date under the Kyoto Protocol's Clean Development Mechanism. The facility will purchase 5 million tonnes of carbon dioxide emission reductions from a Brazilian steel producer. The company, V&M do Brasil, will achieve the reductions by using sustainably produced charcoal instead of coal for industrial-scale production of steel (see box, p. 25).

ARGENTINA AND BRAZIL
Countering a Downturn

In this year of capital flight from Latin America and the Caribbean, IFC played a key countercyclical role. In collaboration with international banks through our B-loan program, IFC provided critical trade financing to the region in FY03, most going to Argentina and Brazil.

In Argentina, IFC supplied pre-export finance facilities of $60 million each to Molinos and Vicentin, two leading Argentine food producers and exporters. Each facility included a $30 million internationally syndicated loan, making urgently needed working capital available in a difficult time. Each facility is secured by the companies' export contracts and is renewable annually for up to three years. The facilities are part of IFC's ongoing effort to help Argentina emerge from crisis; last year we established a similar facility for another Argentine company, Aceitera General Deheza.

In Brazil, IFC worked through financial intermediaries to provide trade financing to the export sector. We initiated a program that expedited international funding to prominent Brazilian banks, the major players in the country's trade finance sector. This effort, later joined by the Inter-American Development Bank, addressed substantial cutbacks of credit lines from international banks to Brazilian borrowers in the first half of this fiscal year. It also complemented government programs to provide temporary, short-tenor liquidity to the country's trade finance markets. Many companies and a broad cross-section of Brazil's exporter community benefited: international banks that would have had to cancel or shorten the term of their credit lines were able to keep them open at longer maturities. The initiative has reinforced the ongoing improvement in Brazil's external accounts. Facilities have been arranged for several leading domestic intermediaries in Brazil's trade finance markets, such as Unibanco, Banco Itaú, BBA, and Bradesco, and have raised an aggregate amount of $740 million in international funding since September 2002. The syndications also stimulated interest in Brazil from international private sector financial institutions.

IFC has also invested in microfinance institutions across the region, including Microinvest in Brazil, Calpiá in El Salvador, and F.I.E. Fondo Financiero Privado and Caja Los Andes in Bolivia (see box). A number of small business support activities are being implemented through a partnership with the clients and organizations that specialize in technical assistance for these enterprises.

IFC continued to pioneer some of the most innovative transactions in the region's financial markets, notably private sector financing for a municipal project. IFC made a partial bond guarantee for a private Mexican trust issuing local peso-denominated bonds to finance a municipal water conservation project in Tlalnepantla (see p. 17). In Chile, IFC provided a partial guarantee for a local bond—the first future cash flow securitization in the country. Bond proceeds will go toward expanding and modernizing Universidad Diego Portales, a leading private university in Santiago (see box).

IFC also facilitated "south-south" investments that encourage efficient resource mobilization within the region. Examples include IFC financing for Marcopolo, a Brazilian bus manufacturer that invested in its operations in Mexico, and IFC's regional lending to the Cuscatlan Group, which has a strong presence across Central America.


MATTHIAS HEDINGER

IFC's investment in a fertilizer plant helps farmers in Bolivia.

BRAZIL
Combating Hunger and Poverty

Although a decade of economic liberalization has given Brazil a better foundation for improving living standards, millions of people still live on less than $1 a day. The new administration of President Lula da Silva has launched Fome Zero (Zero Hunger), a major campaign to address social inequality, focusing on food security for poor people and calling for involvement of the private sector and civil society. IFC is supporting this campaign and rallying the country's private sector to participate.

As a first step, the Brazilian government has allocated funds to supply 1.5 million of its neediest families with a monthly subsidy to buy food. For its part, IFC is granting $300,000 to the Ethos Institute, a nongovernmental organization, and the Polis Institute, a think tank. These Brazilian partners will create innovative links between businesses and the communities to be served by the Zero Hunger program.

This IFC-supported project will set up a database to record the needs of more than 900 municipalities and the contributions being offered by corporate participants. Polis and Ethos will also set up a call center and a Web site where companies can receive information and be matched with local communities.

IFC has many Brazilian clients with strong managerial experience and a commitment to social responsibility. With the expertise of its two local partners, IFC can help connect private sector resources with the needs of Brazil's poorest communities. This public-private partnership is an important element in advancing the Zero Hunger program.

LOOKING AHEAD

In a region where private capital flows have repeatedly proved capricious, IFC is a long-term partner for good and bad times. Our vital role stems from a wide range of services: in addition to refinancing, financial restructuring, and acquisition, IFC helps the region through microfinance, capacity building for smaller businesses, sustainability initiatives, and advice on corporate governance. IFC is better integrating technical and advisory services into financing to add more value for clients. IFC is emphasizing the products that have strong demand, including credit enhancement, local currency financing support, and public-private partnerships such as municipal financing. While working to encourage the return of private capital to the region, IFC also seeks changes in the investment climate that will strengthen the region's long-term prospects.




FINANCIERA
CALPIÁ

COURTESY OF CALPIÁ

ABOVE AND TOP: Financiera Calpiá S.A. provides financial services to microentrepreneurs in El Salvador.

LATIN AMERICA
Assisting in Micro and Small Business Finance

Microenterprises are an engine of social and economic development in most countries of Latin America and the Caribbean. In Brazil, for example, an estimated 9.5 million micro and small enterprises account for more than 90 percent of all firms and provide 35 percent of employment in services, commerce, and industry. Owing to their size or their lack of a track record, however, microenterprises struggle to find financing and are particularly hurt by economic downturns.

To help these businesses, IFC provides financial and technical assistance to competitive microfinance institutions, which reach a large number of entrepreneurs with savings and credit services. They often provide technical support as well. IFC helps microfinance institutions achieve operational sustainability, believing that they can, and should, be commercially viable. This year, IFC invested in microfinance institutions in Brazil and El Salvador, and two in Bolivia.

In Brazil, IFC's $1.25 million investment helped establish Microinvest, a pioneering, commercially based microfinance institution. The funding will expand access to financing for low-income entrepreneurs, helping them build their businesses and raise their standards of living. In El Salvador, IFC's $2 million investment in Calpiá will help this finance company, which transformed from a nongovernmental organization in 1995, meet minimum capital requirements to become a regulated bank. This change will allow it to strengthen its operations and product lines for its existing microenterprise client base, while expanding its services to small businesses that are still below the size threshold served by commercial banks.

In Bolivia, IFC is pursuing multiple opportunities for investment in micro and small business finance. Commitments in FY03 include F.I.E. Fondo Financiero Privado, where a $2.5 million credit line will help the microfinance institution diversify into small business financing. An $8 million credit line to Caja Los Andes will strengthen its lending to micro and small enterprises throughout Bolivia.

Middle East and North Africa

OPPORTUNITIES IN UNCERTAIN TIMES

This year has been a time of increased turmoil in the Middle East and North Africa region. The war in Iraq and the uncertainty leading up to it, the continued unrest in the West Bank and Gaza, and concerns about spillover effects have reduced the economic prospects in much of the region. Not surprisingly, the countries most affected are those closest to the conflicts; the sectors most affected are tourism and transport.

Nevertheless, each country in this diverse region, from Morocco to Pakistan, has its individual strengths and challenges. Many businesses in the region are still investing, and IFC has been active. In Pakistan, for example, economic growth has strengthened and IFC had a solid program during the year. In FY03, we committed 17 new investments in the region overall, for a total amount of $279 million.

IFC's focus in the region reflected corporate objectives: frontier markets, high-impact sectors, small and medium enterprises, and sustainability. As its overarching goal, IFC seeks the greatest development impact resulting in a productive private sector.

IFC's frontier market approach means a focus on investments and technical and advisory services with the greatest demonstration effect, leading the way for other investors. Frontier activity in the region in FY03 included the commitment of a loan for $1.51 million to Al Ahlia Mineral Water, a bottled water investment in Yemen. In Algeria, IFC committed a $35 million loan to Algerian Cement Company, the first cement plant in the private sector in that country, and a $25 million loan for Ispat Annaba, a privatized steel plant. In Pakistan, we invested in Dewan Salman Fibre Limited, the country's largest manufacturer of polyester fiber (see box). Development of an IFC program proceeded in Afghanistan and Iran, with commitments expected in the coming year.

High-impact sectors include private sector infrastructure and the financial sector, both of which have large multiplier effects for the countries. IFC's help to governments in the region, both in technical assistance and investment, is important, as both infrastructure and banking are often still under the control of the public sector. IFC advised on the privatization of the Faisalabad Electric Supply Company in Pakistan in FY03. Also in Pakistan, IFC committed $9.25 million in a loan and quasi-equity to Karachi Container Terminal, a port project (see box).



RIGHT: One of the many small businesses in Cairo's marketplace.

PROJECT FINANCING AND PORTFOLIO	Millions of USD	
	FYO2+	FY03
Financing committed for IFC's account	189	279
Loans	113	158
Equity and quasi-equity*	17	8
Loan guarantees and risk management	60	113
Loan syndications signed	32	0
TOTAL COMMITMENTS SIGNED	**221**	**279**
Committed portfolio for IFC's account	1,293	1,326
Loans	815	803
Equity	277	242
Loan guarantees and risk management	202	281
Committed portfolio held for others (loan participations)	943	837
TOTAL COMMITTED PORTFOLIO	**2,236**	**2,163**

+ Revised FY02 figures, including Pakistan.
* Includes loan and equity-type, quasi-equity investments.
Note: All numbers reflect rounding.



KLAUS MERCKENS / SEKEM

IFC's investment in Sekem will help create jobs and promote modern organic farming methods.

NORTH AFRICA
Building Small Businesses

Support for small and medium enterprises is a key pillar of IFC's strategy in the Middle East and North Africa. As a part of implementing that strategy, IFC, with the support of donors, launched North Africa Enterprise Development, the first small business development facility in the region, with offices in Algiers, Cairo, and Rabat. With an expected core budget of up to $20 million over five years, the facility will provide services aimed at increasing the capacity in the region to nurture small and medium businesses. Focusing on four key initiatives, the facility will work toward improving the access of small businesses to finance; supporting intermediary organizations such as consulting firms, training institutions, and business associations, which can in turn provide valuable services; strengthening value chain links between large firms and smaller businesses; and improving the business environment. In Algeria, the facility will also make some direct support available for small businesses.

This work is very important, since most of the private sector firms are smaller businesses, employing a large proportion of the workforce. While these enterprises are large in number, they have not realized their potential for benefiting the economy or improving living standards. The new facility will help provide the tools to move small business to a higher level of operations and provide a foundation for their continued growth.

COMMITMENTS, FY01–FY03
Middle East and North Africa



Millions of U.S. Dollars
1,000
750
500
250
0
FY01
FY02
FY03
Syndications and underwriting
Financing for IFC's own account

PROJECTS AND COUNTRIES, FY01–FY03
Middle East and North Africa

COMMITMENTS	FY01	FY02	FY03
Number of projects	18	17	**17**
Number of countries	8	5	**6**



IFC's global expertise in information technology was tapped through an investment in Rubicon, a software provider in Jordan, to which the Corporation committed a $1 million equity investment. In the financial sector, IFC identified housing and trade finance as two activities with high impact on development. In Egypt and Algeria, IFC provided technical assistance in housing finance and expects this to lead to an investment in a housing finance institution. On the trade finance side, IFC committed three large trade enhancement facilities: in Pakistan (with a guarantee of $40 million), Egypt ($30 million, also a guarantee), and Jordan and Lebanon jointly (a $35 million guarantee). The facilities should benefit exporters from these countries.

IFC has been very active in the support of small businesses in the region this year. These businesses are particularly important in countries where the larger industries are subject to considerable government control. IFC's activities in FY03 include the successful launch of North Africa Enterprise Development in Algeria, Egypt, and Morocco (see box). This facility will work with banks, business associations, business schools, and other intermediaries to help provide a framework to support local small and medium enterprises. IFC invested in Network Leasing in Pakistan, a $2 million guarantee that will support smaller businesses. IFC has also contributed to the development of microfinance institutions in the region.

IFC's considerable sustainability expertise was put to good use in the development of investments in the region. The $15 million loan to Hikma, a pharmaceutical company in Jordan (and an existing IFC client), was notable for its focus on improved corporate governance. IFC's loan to the Algerian steel plant Ispat Annaba will support environmental sustainability and will benefit small businesses in the area through supply-chain links and contracting opportunities with

PAKISTAN
Improving Port Operations in Karachi

Because a well-functioning infrastructure system is fundamental to economic development and rising living standards, investment in private infrastructure projects is a major focus for IFC. In the MENA region, IFC has invested in power, telecommunications, and now transportation. IFC has committed $9.25 million to an investment in the Karachi Container Terminal, a project at the port of Karachi, where container traffic is increasing at over 7 percent a year. With 60 percent of Pakistan's international trade and 80 percent of container volume flowing through the port, operational improvements in the container terminal will lead to significant efficiencies throughout the port system. Shipping lines, exporters, importers, and other users of the terminal facilities will all be able to benefit from these improvements for their own operations. Lower transport costs and better service will in turn encourage trade volume and contribute to the overall economic growth.

Premier Mercantile Services, Ltd., of Pakistan is the sponsor of the project, which is estimated to cost $29.2 million.

PAKISTAN
Helping a Major Company and Its Smaller Suppliers

IFC has made a major investment in Dewan Salman Fibre Limited, Pakistan's largest producer of polyester fiber. The financing, which includes a $30 million loan, a $4 million convertible loan, and a $1 million investment in a preference share issue, will help the company expand its production capacity, refinance its existing debt, and fund its need for permanent working capital. Because Dewan supplies 45 percent of the polyester used by the local textile industry, this investment bolsters the competitiveness and long-term sustainability of the industry as a whole.

The investment shows strong support for the corporate sector in Pakistan at a time when access to offshore funding for even the largest corporate borrowers has been tight. The preference share issue is the first in the Pakistani market and establishes an important new source of equity capital for major Pakistani companies. IFC's support will also encourage other local business groups to pursue refinancing opportunities to bolster their balance sheets and enhance their long-term financial sustainability. To extend benefits throughout the supply chain, Dewan is also contributing $2.8 million to a fund developed by IFC that will support investment and links with smaller businesses that supply the company with goods and services. This is the first such investment in Pakistan.

this large operation. IFC also committed a $5 million loan to Sekem, an innovative company that has introduced organic pharmaceuticals to Egypt (see box).

IFC's program in the region is highly differentiated according to the needs of the individual countries and focused on creating strong, positive development impact. The Corporation has continued to look for opportunities under challenging circumstances and has made progress in opening up new markets, introducing new instruments, and supporting continued development of the private sector in the region. The hope is that next fiscal year will be more peaceful in this part of the world and that there will be even more for IFC to do to encourage economic growth.



KLAUS MERCKENS / SEKEM (2)

ABOVE AND RIGHT: Sekem production lines, Egypt.

EGYPT
Investing in Organic Farming

Sustainable production is becoming an important consideration for more than just large multinational companies. Now, smaller businesses are finding that high environmental and social standards, a sharper focus on corporate governance, and greater attention to community needs contribute to financial success.

IFC's $5 million investment in Sekem, an Egyptian producer of organically grown pharmaceutical products, fruits, vegetables, and textiles, shows sustainable practices in action. The company will help establish an estimated 200 new jobs and 120 family-owned farms that will supply the manufacturing plant. The investment will also result in transfer of technology and organic farming methods to those farms. The company, which is expected to cater to both the international and the domestic market, will help raise Egypt's profile as an exporter, particularly to Europe. The combination of organic methods and international marketing should go a long way toward the increased value added for the farms and provide a strong demonstration effect for the agricultural sector in the country.



Report on Operations

This section reports on specific products and services, including loan syndications, risk management products, and technical assistance. Areas of emphasis for advisory services include the financial sector, privatizations, and reduction of barriers to foreign direct investment.

MOBILIZATION AND RISK MANAGEMENT

Loan Syndications

Volatile markets, slow growth worldwide, and the regional impact of the financial crisis in Argentina have reinforced the vital role IFC plays in mobilizing financing from the private sector. Investing in developing countries is the Corporation's main business, and the comfort of the IFC "umbrella"—preferred access to foreign exchange and exemption from mandatory provisioning—is a key advantage for private lenders seeking to mitigate country risk.

Signings of new B-loans in FY03 totaled $1.2 billion, compared with $518 million in FY02. Despite the challenging economic and political environment in Latin America, successes in large syndications in Brazil, Colombia, and the Dominican Republic demonstrate that bankers value the protection that IFC provides. We helped keep export credit lines open for leading Brazilian banks after international banks reduced their credit lines in late 2002. IFC mobilized $585 million in this major effort. In Argentina, by mobilizing pre-export finance for major food producers, we brought new money into the country and confirmed our willingness to support good clients through well-structured transactions. (For more on the facilities in Brazil and Argentina, see box, p. 53.)

Syndicated financings signed in FY03 in Bangladesh, Kazakhstan, Nigeria, Panama, and Turkey, among other countries, will develop valuable partnerships for borrowers and will broaden our reach for sustainable development.

IFC's syndicated loan portfolio as of June 30, 2003, was $6.6 billion in 224 projects.



RIGHT: Through its investment in Novica, IFC helped artisans in developing countries access an Internet marketplace.
OPPOSITE, TOP: Microentrepreneurs in Chad.

COURTESY OF NOVICA



ABIGAIL TAMAKLOE

Client Risk Management Products

Companies and banks in developed markets use risk management instruments, such as interest rate or currency swaps, to unbundle financial risks and manage them more effectively.

These risk management instruments are often not available to firms in emerging markets because of credit risk. Since 1990, IFC's risk management program has helped clients compete more effectively on a global basis. We enhance the long-term creditworthiness of our private sector clients by enabling them to enter into risk management hedging transactions that reduce their exposure to interest rate, currency, and commodity price risks.

During the past 12 years, IFC's Board has approved 114 risk management projects in 40 countries. Transactions have been conducted with clients to hedge a notional amount of over $2 billion (the potential exposure or future risk of these transactions is a fraction of the notional amount).

In FY03, the Corporation committed four risk management projects. One of these, the $100 million East Asia Swap Guarantee Facility, is a pioneering effort to improve liquidity in the long-term local currency swap markets in the region through risk sharing by Deutsche Bank and IFC. With Apollo Tyres in India, IFC executed several rupee-dollar swap transactions so that the company could convert dollar liabilities into rupees and better match its assets with its liabilities. IFC also executed Indonesian rupiah-dollar swap transactions with Indorama to assist in its risk management, as well as a U.S. dollar interest rate swap with ISA Peru.

Risk management products are offered to IFC customers solely for hedging purposes and not for speculation. IFC hedges its own market risk on these transactions and monitors exposure on an ongoing basis.

DONOR-SUPPORTED TECHNICAL ASSISTANCE

Donor countries and institutions fund technical assistance activities that IFC administers. The Technical Assistance Trust Funds (TATF) program, for example, finances feasibility studies, sector studies, advisory activities on privatization, policies to strengthen the business environment in developing countries, assessments of environmental and social impacts of investment projects, and capacity building. Selected projects that were supported by TATF can be found in the regional sections of this report and the table beginning on p. 98.

This year, TATF-funded projects included assessing the viability of a microfinance institution in Colombia and identifying opportunities for small businesses to provide supplies and services to large companies in Indonesia. Other projects focused on opportunities for sustainable smaller enterprises in the Middle East and North Africa and on helping Ghanaian food producers improve their capacity to grow and process products that meet the quality standards of international markets.

Through FY03, the donor community provided cumulative contributions of $178 million to support the TATF program, which includes a budgeting allocation from IFC's own resources totaling $11 million to date. Since inception of the program in 1988, donors have approved more than 1,250 technical assistance projects.

Other funds provided by donors assist small and medium enterprise project development facilities, the social and environmental facilities, and additional programs, including some work carried out by the Foreign Investment Advisory Service, other parts of Private Sector Advisory Services, and the Private Enterprise Partnership. Cumulative contributions to all IFC-managed technical assistance programs reached $786 million through FY03.

OTHER CAPACITY-BUILDING ACTIVITIES

See the opening section of this annual report for information on the activities of the Small and Medium Enterprise Department, the Private Enterprise Partnership, and IFC's environmental and social facilities.

Joint units and programs of IFC and the World Bank, including the Small and Medium Enterprise Department and FIAS, typically serve all members of IBRD, including the small number of countries that are not also members of IFC.



MATLUBA MUKHAMEDOVA



MARIA GALLEGOS

TOP: IFC-backed Uzjilsberbank leased cloth-making equipment to the Society of the Deaf in Uzbekistan. **BOTTOM:** The Holcim Vietnam project improves the lives of fishermen in the Mekong Delta.

FINANCIAL SECTOR ADVISORY SERVICES

IFC's Financial Markets Technical Assistance aims to increase access to finance for micro and small businesses, to strengthen core operations of banks and improve their quality and sustainability, and to expand nonbank local currency financial instruments to support growing needs of borrowers and investors. It also seeks to improve corporate governance in financial institutions. In 2003, FMTA's portfolio had 86 projects in 72 countries worth more than $28 million in donor funds. Frontier markets as identified by IFC received more than 70 percent of this funding.

More than 30 percent of these activities involved diversifying into nonbank financial services, mainly leasing and, to a lesser extent, housing finance, contractual savings, and debt markets. Central Asia was a main recipient of technical assistance to help the leasing industry, while a consumer-based survey first used in Bangladesh became a mainstay of IFC's housing finance feasibility studies. Strengthening core banking operations accounted for more than 15 percent of the portfolio. For example, IFC helped several major Chinese banks evolve into strong commercial enterprises and assisted in restructuring and privatizing banks in Bosnia and Herzegovina.

FMTA helped create commercially viable new financiers for micro and small businesses as well as new lending capabilities in established banks. Over half of FMTA activities were in this area. IFC formed new strategic partnerships for such finance in Afghanistan and Africa and launched a Global Credit Bureau Program to expand financing for consumers and small businesses.

PRIVATE SECTOR ADVISORY SERVICES

Private Sector Advisory Services, jointly managed by IFC and the World Bank, provides advice to governments on policy, regulatory issues related to the investment climate, and the private provision of public services. It includes Rapid Response, an online knowledge service (http://rru.worldbank.org) offering clients databases of research, case studies, toolkits, benchmarking indicators, and online discussion boards on private sector development.

Privatization Transaction Services

In addition to providing advice on policy, business environment, and transparency, Private Sector Advisory Services advises governments and state-owned enterprises on privatization and other forms of transactions that promote sustainable public-private partnerships. Since 1996, the transaction group has generated over $3.6 billion in sales and concession proceeds for governments through the sale of infrastructure businesses and concessions.

During FY03, PSAS continued to deliver on a wide range of developmental mandates, completing five assignments. At year-end PSAS had 11 ongoing mandates in railways, health care, solid waste, power, petroleum distribution, irrigation, civil aviation, and water.

This year, PSAS completed the privatization of Air Tanzania (see box, p. 33). With donor funding, PSAS also conducted groundbreaking transactions in the health sector, involving the private provision of services in a major public hospital in Romania, thus improving the cost-effectiveness of the public health service in that country. In addition, PSAS completed important preparatory work on three mandates that are expected to lead to full-scale privatization transactions.

Foreign Investment Advisory Service

The Foreign Investment Advisory Service helps governments in developing countries design policies and institutions to improve the environment for foreign direct investment and to obtain the most benefit from FDI. Jointly operated and financed by IFC and IBRD, with additional funds from donor countries, FIAS works only at the request of client governments. Since it was established in 1985, FIAS has helped more than 125 countries—many on a continuing basis over the years.

FIAS completed 49 advisory projects in FY 2003, with the largest programs in Europe and Central Asia (11); in Africa (12), with Eritrea as a first-time client; and in Asia and the Pacific (11), of which 3 were in the Pacific.

This year FIAS began offering new services on FDI and corporate social responsibility, with a pilot project in El Salvador, and on the role of FDI in developing knowledge sectors, with a pilot project in Latvia. As an extension of projects aimed at reducing administrative barriers to investment, FIAS began providing tools for capacity building and stakeholder participation as well as monitoring the impact of these projects over time. Projects using these tools were conducted in Albania, Bosnia and Herzegovina, Croatia, Latvia, Macedonia, and Romania.

FIAS also collaborated closely with the Investment Climate Unit of the World Bank on administrative and regulatory cost surveys and the Doing Business database (see p. 15).

JOHN FIEGE





GREG MAGGIO

INTERNATIONAL FINANCE CORPORATION

Annual Review



LINDA YOUNG

Sustainability Review

SUMMARY

Sustainability is central to IFC's move to position itself as a supplier of broad commercial expertise, not merely capital, to our private sector clients in the developing world. What differentiates IFC is our ability to provide value to our clients above and beyond financing. This value comes from the expertise we have amassed over nearly half a century, from our global scope, and from our unique capabilities—particularly our expertise on environmental and social matters.

For IFC, sustainability is an essential element of business success as well as a means of achieving enhanced development impact.

THE GLOBAL CONTEXT

The past year brought into sharp relief several major challenges for sustainable development in IFC's member nations. The global economy—facing a combination of corporate governance scandals, overcapacity in key sectors, political instability, slowed trade negotiations, SARS, and backlashes in some places against market liberalization—continued to struggle to regain momentum from its steepest decline since the oil crisis of 1973.

In this context, 2.5 to 3 billion people in developing countries continue to live on less than $2 a day. Over the next 30 years, the world's population is expected to rise by an additional 2 billion, with nearly all the increase occurring in developing countries. To address this increase in population among other challenges, growth and innovative approaches are essential.

Together, these factors have placed private sector investment as an engine for economic growth at the forefront of the poverty reduction agenda. But the World Summit on Sustainable Development, held in September 2002 in Johannesburg, underscored the sobering reality that the global growth needed in coming decades cannot be achieved using the methods and models of the past. Throughout the developing world, clean water, clean air, biodiversity, fisheries, and fertile soils are all at risk because of unsustainable growth.

The challenges for a global development finance institution such as IFC have never been greater. The need for our capital is clear, but so also is the need for IFC to pioneer the creative solutions that will contribute to the sustainability of private sector activity in emerging markets.

ENHANCING SUSTAINABILITY

IFC's mission is to invest in high-risk environments, while turning a profit, to give confidence to other private investors that a given country or sector presents viable investment opportunities. At the same time, IFC must ensure that these investments are developmentally sound and sustainable. If they are not, then we are not delivering on our mandate.

IFC has always been about promoting sustainable development (even before the term was coined), staffed by people with a personal and professional commitment to seeing the private sector serve long-term objectives in human development and environmental stewardship. But we must ensure that lessons learned inform our commitment to doing things better in the future.

While IFC has been a leader in incorporating environmental and social standards in its projects since 1989, we increasingly seek ways to encourage, through our investments in client companies, even better performance in these areas. A number of investments in IFC's portfolio have outperformed our high environmental and social standards—and gained commercial benefits as a result. But at the same time that we seek out new clients capable of excelling on environmental, corporate governance, and social issues, we will continue service to those clients for whom achieving compliance with our baseline standards represents a significant achievement. We bring value to our clients and the societies in which they operate when we engage with a smaller firm in a low-income country and help it move to international standards of performance on environmental, corporate governance, and social issues. Any new system that IFC devises to encourage performance beyond its baseline standards must be practical and allow for incremental improvements in the tougher markets.

These tensions and challenges guide IFC as we assess how we can do more for global sustainable development. Our sustainability initiative is a development and an articulation of our commitments, an opportunity to refocus our efforts.

In FY 2003, IFC built the capacity of its staff to invest for development impact and helped move the financial services industry toward greater sustainability. Staff received training and tools to enhance their abilities to inform investment clients of the benefits from improved environmental, social development, and corporate governance performance. IFC also worked with investment banks to address the environmental and social impacts of lending and investment operations. Several banks have agreed to begin applying IFC's environmental and social policies and guidelines to their project finance operations.

In 2002, IFC published its first Sustainability Review. It chronicled the early stages of development of our sustainability initiative. This year's review will update stakeholders on our progress but also expand on IFC's rationale for taking on this initiative and our vision for the future. The full Sustainability Review is available upon request. The following are highlights for FY03.

ACTIVITIES IN FY 2003

Economic Impact and Sustainability Performance

IFC measures its projects and their impacts in the economic, corporate governance, environmental, and social dimensions against the criteria in its Sustainability Framework. "High-impact projects" are those that score high on the sustainability metrics developed. (Details on the metrics included in each of these frameworks are available in the full Sustainability Review.) This framework was developed and first applied to a sample of IFC projects during FY 2001, and last year's Sustainability Review shared the results of the framework-based assessments for FY 2002.

In FY 2003, all committed investments were again assessed using the Economic Impact Framework and the Sustainability Framework. As a result, 101 of 179 investment commitments were classified as high-impact in at least one area.



IFC INVESTMENT IN HIGH-IMPACT PROJECTS, FY02-FY03
% of Total Committed Projects
60
40
20
0
HIGH-IMPACT
ECONOMIC
ENVIRONMENT
SOCIAL
MANAGEMENT, COMMITMENT, AND GOVERNANCE
FY02
FY03

Wider Application of IFC's Environmental and Social Safeguards—The Equator Principles

Through consultation with IFC, ten major international banks have agreed to adopt environmental and social monitoring procedures in their global project finance activities based on IFC's environmental and social policies and guidelines. The banks have all agreed to what have become known as the Equator Principles (see box, p.12). Additional banks are expected to adopt these principles in the coming months.

Banks agreeing to the principles will review potential projects much as IFC does for its own investment activities. These investment projects will be categorized for environmental and social impact using the same criteria as IFC. Based on this ex ante categorization, projects will be expected to comply with the requirements for environmental assessments, environmental management plans, and public disclosure as similarly used in IFC projects.

Publication of *Developing Value: The Business Case for Sustainability in Emerging Markets*

There is a growing body of literature exploring the business case for sustainability, but most work has centered on the business climate in the developed world. Recognizing the need to look at the business case for firms in emerging markets, IFC partnered with the U.K.-based consultancy SustainAbility to research and publish *Developing Value: The Business Case for Sustainability in Emerging Markets.*

The book looks at 240 case studies spanning 60 countries in emerging markets around the world. It finds that in many cases there is a business rationale for seeking improvements in environmental, social, and governance performance. The book is also available in Chinese, French, Spanish, and Portuguese. There is also an accompanying Web site.

Sustainability Training for Staff

IFC has developed tools to assist its staff in encouraging greater sustainability in investment activities. In FY 2003 many staff began to use these tools and discussed ways that IFC might use its capabilities in environmental, corporate governance, and social issues as a means to differentiate itself in the market for financial services.

Industry and regional departments have received, or will receive, training specifically tailored to the business environment or region in which they work. More than 200 investment officers have received training thus far. In addition, many senior managers participated in the Prince of Wales Business and the Environment Programme, a forum that allows business leaders and others who influence public opinion to discuss the role of business in sustainable development.

Global Corporate Governance Forum

IFC views proper corporate governance as essential to the sustainability of private sector activities. Good management increases a company's accountability, responsiveness, and efficiency in handling all business issues, including environmental and social risks and opportunities.

To meet the growing demand for governance reform worldwide, the World Bank Group and OECD have entered into a framework agreement for cooperation and are convening the Global Corporate Governance Forum. This initiative brings together the leading bodies engaged in governance reform: multilateral banks and international organizations alongside professional standard-setting bodies and the private sector.

The forum will help countries identify priority areas for reform and help implement these in a consistent and sustained manner through shared resources and expertise. IFC's Corporate Governance Unit serves as the secretariat to the forum's Private Sector Advisory Group on Corporate Governance, an association of company leaders, institutional investors, professionals, and other experts dedicated to improving standards for corporate governance in developing countries.

More Information

These highlights are only a small sample of IFC's sustainability efforts for FY 2003. Please refer to the full Sustainability Review for further detail and more information.

SNAPSHOT OF INVESTMENTS BY REGION, FY 2003

REGION	COMMITTED FINANCING IN FRONTIER COUNTRIES, % OF DOLLAR VOLUME [a]	NUMBER OF COMMITTED PROJECTS [b]	NUMBER OF HIGH-IMPACT PROJECTS [c]
Sub-Saharan Africa	82.05	17	5
East Asia and the Pacific	29.83	25	13
South Asia	97.41	16	12
Europe and Central Asia	9.87	52	23
Latin America and the Caribbean	11.80	51	34
Middle East and North Africa	35.98	16	12
Global	n.a.	2	2
TOTAL		**179**	**101**

[a] To be considered "frontier" by IFC, a country must be either low-income, as defined by the World Bank, or high-risk, with a rating of 30 or below or unrated according to *Institutional Investor.*
[b] Commitment total differs because only first-time commitments are counted in high-impact calculation.
[c] See full Sustainability Review for details on rating projects for potential development impacts.


IFC STEPS TO IMPROVE WORK QUALITY
EVALUATION CYCLE
Projects approved here . . .
. . . were evaluated here
Project Supervision
1994
1995
1996
1997
1998
1999
2000
2001
2002
• Environmental review capacity increased
• Scope and rigor of evaluation expanded
• Market assessment training improved
• Portfolio supervisory units and credit department established
• Environmental review procedures strengthened
• Department cost for equity funds introduced
• IFC Sustainability Initiative launched
• New credit training course established
• Major IFC departmental reorganization
• Department results-based scorecards introduced

IFC'S OPERATIONS EVALUATION GROUP

Each year, IFC's investment staff evaluate a representative random sample of investments that have reached operating maturity. OEG analyzes the results and presents its findings in its Annual Review. This year, OEG reported that IFC's frontier markets strategy, if well executed, is likely to increase IFC's contribution to achieving the Millennium Development Goals.

Win-win Outcomes

Among the evaluated operations, 40 percent achieved "win-win" outcomes, meaning that they fulfilled IFC's mandate at the individual investment level, contributing both to development objectives within a country and to IFC's financial capacity for future investments.

Development Outcomes

Based on a synthesis of performance ratings, 57 percent of operations made satisfactory contributions to development. The indicators for each project were:

- **Private sector development** (71 percent success rate): Success in creating a sustainable enterprise capable of attracting finance, creating competition and linkages, or bringing about improvements in the regulatory environment.
- **Environmental impacts** (62 percent success rate): Environmental effects together with social and health and safety impacts.
- **Economic sustainability** (58 percent success rate): Economic returns to society together with net gains or losses by nonfinanciers, nonquantifiable impacts, and contributions to broad development objectives.
- **Project business success** (42 percent success rate): For real sectors, returns in comparison with the company's cost of capital. For the financial sector, the contribution to the intermediary's profitability, financial condition, and business objectives.

Investment Outcome

Relative to development outcomes, fewer operations (50 percent) yielded satisfactory investment outcomes for IFC. This has been a consistent finding in OEG's Annual Reviews, reflecting in part IFC's high benchmarks for satisfactory ratings of equity returns and the impact of market conditions. In aggregate, IFC's returns on equity investments approved in 1994-96 performed better than emerging market indices generally.

IFC's Frontier Strategy

Frontier markets—predominantly low-income or high-risk countries—feature high corruption, poor governance, and political instability. They present challenges to viable investment by IFC and the private sector and are generally not on track to reach the Millennium Development Goals by 2015.

OEG's findings suggest that improving investment climates is essential for the sustainability of IFC's strategy in frontier markets. Aligned with its finding that IFC work quality closely tracks outcome quality, OEG also suggests that the success of IFC's frontier strategy will depend on sound due diligence and effective risk management. In recent years, IFC has taken significant steps to strengthen its capacity, core processes, and management and incentive structures, but these measures had limited potential to influence the outcomes of projects evaluated in the current Annual Review (see figure above).

OEG also highlights the benefits of using technical assistance and advisory services in frontier markets to help generate investment opportunities and improve investment climates. IFC used these instruments to particularly good effect in Russia and Vietnam in the 1990s. OEG recommends that all of IFC's noninvestment activities be evaluated to determine quality of outcome, identify lessons, help guide resource allocations, and feed into department-based scorecards. This would also provide accountability to donors, including IFC's Board of Directors.

Further information on OEG reports can be found at www.ifc.org/oeg.

COMPLIANCE ADVISOR/OMBUDSMAN

The Compliance Advisor/Ombudsman promotes better accountability of management to people affected by IFC and MIGA projects. It is an independent office, reporting directly to the president of the World Bank Group. Its mandate is to assist people affected by projects by addressing complaints in a fair, objective, and constructive manner and to enhance the social and environmental impact of IFC and MIGA projects.

The CAO carries out its function by serving as ombudsman who responds to complaints from outside the World Bank Group, by auditing compliance with environmental and social safeguard performance, and by providing independent advice to the president and senior management of IFC and MIGA on policies and systemic issues, including those that arise in ombudsman investigations and compliance audits.

In its ombudsman role during FY03, the CAO continued to work on ongoing cases and received two new complaints. The CAO seeks to develop mechanisms to resolve complainants' issues and avoid future problems. This may take the form of negotiations, mediation, or fact-finding involving IFC and MIGA staff, project sponsors, and the affected parties.

The CAO's office has formalized its compliance audit role by hiring specialized staff and publishing a guidance document to explain the audit process, the triggers for a compliance audit, and the principles underpinning the conduct of an audit. Audits can be initiated in response to an ombudsman complaint or at the request of the president or senior management.

This year the CAO completed a review—commissioned by IFC senior management—of the implementation and impact of IFC's safeguard policies since their adoption in 1998. The review found that the commitment of a client firm to environmental and social issues is the key determinant of its success in implementing IFC's policies and guidelines.

To ensure that the people who need its services know how to access them, the CAO office makes its operational guidelines available in print and electronically in Arabic, Chinese, English, French, Portuguese, Russian, and Spanish. The CAO also visits IFC regional hubs and country offices to speak to staff and meet with nongovernmental organizations and other partners. The CAO's Web site is www.cao-ombudsman.org.

Financial Review

Operating income[1] in fiscal year 2003 was $528 million, above the $161 million earned in FY02 and $241 million in FY01 (operating income excludes the effects of accounting standards for derivatives and hedging activities; including these effects, IFC's net income totaled $487 million in FY03). Operating income in FY03 comprised income of $205 million on the Corporation's client services operations compared to a $70 million operating loss in FY02 and income on treasury services of $323 million, after administrative expenses, above the $231 million treasury contribution in FY02. Overall, the Corporation's operating return on average net worth rose from 2.7 percent in FY02 to 8.2 percent in FY03.

The return to profit on client services operations reflected stronger loan portfolio income and robust dividend income from the equity portfolio, complemented by a lower level of loss provisioning than in the previous year. The loan portfolio generated operating income of $219 million in FY03 (after charges for non-accruals, specific loss provisions, internal administrative expenses, borrowing costs, and loan hedging costs). This follows an operating loss of $139 million in FY02.

The equity and quasi-equity portfolios—that is, the portfolios funded from net worth—recorded operating income of $125 million in FY03, above the operating income of $91 million in FY02. Dividend income was stable, totaling $143 million in FY03, up from $140 million in FY02.

[1] Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

IFC'S FINANCIAL PERFORMANCE HIGHLIGHTS, FY02-FY03 Millions of U.S. Dollars

	FY02	FY03
Client services–operating income (loss)	**(70)**	**205**
Loan–operating income	(139)	219
Equity/quasi-equity–operating income	91	125
Technical assistance	(21)	(73)
Contributions to facilities	(22)	(28)
Corporate charges and other	21	(39)
IFC treasury services–operating income	**231**	**323**
IFC operating income	**161**	**528**

Operating income from IFC's treasury services reflected a significantly higher contribution from liquid asset gains. Income from liquid assets totaled $323 million in FY03, of which $157 million was realized and unrealized gains ($231 million and $31 million respectively in FY02).

New investment commitments for IFC's account amounted to $3.9 billion (including $0.4 billion in signed guarantees), and an additional $1.2 billion in loan syndications were signed. The disbursed investment portfolio was $12.0 billion at June 30, 2003, up 12 percent from its level at June 30, 2002. The Corporation's administrative expenses in FY03 grew 2 percent to $332 million in FY03. As a share of the average disbursed investment portfolio, total administrative expenses were 2.9 percent in FY03, down from 3.0 percent in FY02. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program ($30 million in FY03, as compared with $39 million in FY02). IFC's borrowings continued to keep pace with its lending activities. New borrowings in the international markets totaled $3.5 billion equivalent in FY03.

FINANCIAL PERFORMANCE OF MAJOR PRODUCT LINES

Disbursed and outstanding loans (excluding loan-type quasi-equities) rose 14 percent from $6.9 billion in FY02 to $7.8 billion in FY03. IFC's loan portfolio recorded an operating income in FY03 of $219 million, compared to an operating loss of $139 million in FY02. Significantly lower specific loss provision charges, recoveries of interest and principal past due, and stronger investment-related service fee income all contributed to the improved performance of the loan portfolio. Operating income on the loan portfolio was equivalent to 18.2 percent of capital employed, compared to a negative return of 12.5 percent in FY02.

The equity and quasi-equity portfolio (including loan-type quasi-equities), IFC's net worth funded portfolio, grew by 8 percent in FY03 to $4.2 billion. This portfolio recorded operating income of $125 million in FY03, compared to operating income of $91 million in FY02, mainly because of significantly lower specific provision charges that more than offset lower realized capital gains from sales of equities. Capital gains totaled $52 million compared with $288 million in FY02. Dividend income was stable, totaling $143 million, up from $140 million in FY02. Operating income on this portfolio amounted to a return on capital employed of 3.8 percent in FY03, compared with 2.8 percent in FY02.

Total provisions for losses for FY03 were $98 million, significantly lower than the $657 million provided in FY02. The accumulated reserve against losses on loan and equity investments declined to 21.9 percent of the year-end disbursed and outstanding portfolio, compared with 25.8 percent in FY02.

CAPITAL AND RETAINED EARNINGS

IFC's net worth consists of retained earnings and paid-in capital. IFC's paid-in capital was $2.4 billion, unchanged from the end of FY02, while net income of $487 million increased retained earnings to $4.4 billion. The Corporation's net worth at the end of FY03 was $6.8 billion.


OPERATING INCOME AND RETURN ON AVERAGE NET WORTH, FY99-FY03
Millions of U.S. Dollars
600
400
200
0
12%
8%
4%
0
Return on Average Net Worth
FY99
FY00
FY01
FY02
FY03
Operating Income
Return on Average Net Worth

On June 30, 2003, IFC's capital adequacy ratio (paid-in capital, retained earnings, and adjusted general reserves compared with risk-weighted assets, both on- and off-balance sheet) stood at 45 percent. This is well above the policy minimum of 30 percent, defined under the capital adequacy framework adopted by the Board of Directors in May 1994. IFC's leverage ratio—which is outstanding borrowings and guarantees measured in relation to the sum of subscribed capital and retained earnings—was 2.6 to 1, well within the limit of 4.0 to 1 prescribed by the Articles of Agreement.

FUNDING MANAGEMENT

In FY03, IFC borrowed $3.5 billion equivalent in the international capital markets. In FY03, IFC also repurchased $116 million in outstanding debt. These repurchases were undertaken as part of IFC's strategy of enhancing the liquidity of its outstanding bond issues.

IFC issued securities in eight currencies during FY03—U.S. dollars, Japanese yen, Australian dollars, Canadian dollars, euros, Colombian pesos, Hong Kong dollars, and New Zealand dollars. The largest borrowing of the year was a US$1 billion global bond issue.

IFC raised 28 percent of total new borrowings in FY03 through its U.S. dollar benchmark issue; 30 percent via structures almost exclusively in Japan; 2 percent in Hong Kong dollars; 1 percent in Colombian pesos; and 39 percent through Japan retail-targeted transactions denominated in New Zealand dollars, Canadian dollars, euros, Australian dollars, and U.S. dollars. All borrowings were swapped into floating-rate U.S. dollars. Most loans made by IFC are denominated in U.S. dollars on a floating-rate basis. The below-LIBOR cost achieved through the use of currency and interest rate swaps as well as the income generated through debt repurchases contributed to maintaining IFC's low funding cost in FY03.

LIQUIDITY MANAGEMENT

Total liquid assets on the balance sheet fell to $13.0 billion at June 30, 2003, a 10 percent decline from $14.5 billion a year earlier, reflecting a reduction in the borrowing program, an increase in maturing borrowings, and higher levels of loan and equity disbursements. The majority of liquid assets are held in U.S. dollars, with small euro and yen balances held to support operational disbursements. Total liquid assets are determined by constraints associated with IFC's AAA/Aaa credit ratings and, notably, by the pace of new market borrowings and new loan and equity disbursements to clients.

IFC's liquid asset portfolios performed extremely well this fiscal year, amid volatile financial markets, caused by the uncertain economic outlook and mounting geopolitical tensions. In the first quarter, U.S. Treasuries rallied sharply, as stocks sold off, tensions grew over Iraq, and sustainability of Latin American policies was questioned. Treasury yields reached multidecade lows at the end of the first quarter, and after that remained in a trading range. The U.S. Federal Reserve eased monetary policy further in two interest rate reductions, bringing overnight rates down to 1 percent. Growth also remained subdued abroad, with Europe weaker than the United States, while Japan remained mired in its banking problems and deflationary environment. Ten-year Japanese government bond yields had a continuous slide from 1.3 to 0.4 percent, before making a sharp reversal in the second half of June. The liquid asset portfolios generated $323 million in operating income, with $36 million in spread income from funded liquidity and $293 million in interest and gains income from net worth liquidity. This compares with $231 million during FY02, which included $31 million in spread income from funded liquidity and $206 million in interest and gains income from net worth liquidity.

IFC's liquid assets are invested in line with policies and standards set under the Investment Authority granted by the Board of Directors. The authority specifies the types of instruments and entities eligible for investment. IFC is authorized to invest its liquid assets in the obligations of highly rated governments, agencies, corporations, and commercial banks. Within the authority's framework, IFC's senior management has established prudent guidelines for managing the different dimensions of risk inherent in a large, diversified bond portfolio with particular regard to market (interest rate) risk and credit risk. For management and reporting purposes, IFC's liquid assets are separated into four distinct portfolios and invested globally in the highest-quality assets, including sovereign and triple-A-rated corporate bonds.

The P0 portfolio, launched in January 2002, is a cash account to process all of IFC's operational loan and equity disbursements and receipts and borrowing transactions, as well as to fund all of IFC's administrative expenses. P0 outperformed its overnight effective U.S. Federal Funds benchmark, delivering a return of 1.5 percent compared to 1.4 percent on the benchmark.

The P1 portfolio consists of funded liquidity, namely, the proceeds of variable-rate borrowings, which are invested in high-quality investments pending disbursements of approved loans. IFC's objective is to outperform the total return of its benchmark—three-month U.S. dollar deposits—within the interest rate and credit risk limits allowed. The total return was 2.1 percent as compared to the benchmark return of 1.6 percent, with an excess return of 0.5 percent, up from 0.3 percent in FY02.

The P2 portfolio corresponds primarily to the Corporation's paid-in capital and accumulated earnings. P2 is managed against a three-year duration benchmark (including the residual fixed-rate loan portfolio). The portfolio is actively managed on a total return basis against this benchmark. The annualized return for FY03 was 9.4 percent versus a benchmark return of 7.8 percent—a margin of 1.6 percent over benchmark. The favorable return relative to benchmark was mainly due to an overweight bond position during the bond market rally as well as a series of ongoing relative value trades within the U.S. Treasury and other markets, with large, consistent exposure to U.S. and European real (inflation-protected) bonds, and active securities lending.

The P3 portfolio consists of borrowed variable-rate funds assigned to external managers to be invested actively against a three-month U.S. dollar deposit index. At the end of FY03, the external portfolio constituted 8 percent of the total liquid assets portfolio, and IFC had a total of $1.0 billion under management by six external firms—two global fixed-income managers with $307 million under management, three mortgage-backed securities specialists with $628 million under management, and a smaller portion of $101 million managed as a hybrid of global fixed-income and mortgage-backed securities. The P3 portfolio performed well in FY03, delivering a total return of 2.4 percent, representing 0.8 percent over benchmark.

In FY04, under the external management program, a new initiative will be undertaken to hire outside managers for part of the P2 portfolio (P4). Three managers have been selected with an initial allocation of $300 million or about 10 percent of the P2 portfolio.

RISK MANAGEMENT AND FINANCIAL POLICIES

In keeping with industry best practice, risk management and financial policies are administered by a separate group under the Vice Presidency of Portfolio and Risk Management. The unit is independent from all transaction groups and is responsible for recommendations on financial policy and risk management issues, formulation and maintenance of internal financial policy guidelines (and monitoring compliance with these guidelines), and rating agency issues. It covers business operations, treasury activity, and the newer area of active portfolio management with a view to ensuring coherence and consistency in policies and an integrated financial framework for all business activities.

IFC's overall activities are governed by a set of financial policies on exposure, capital adequacy, leverage, asset-liability management, liquidity, and derivatives. Specific activities in treasury and portfolio management are subject to detailed internal management guidelines for each area of activity.

IFC has exposure policies that set guidelines on exposure to countries, sectors, products, and groups as well as single obligors. While these guidelines serve to limit and monitor business exposures, IFC also limits its financial risks through a set of conservative financial polices. These include a minimum capital adequacy ratio of 30 percent of risk-weighted assets and a maximum ratio of debt plus outstanding guarantees to net worth of 4:1 as long as IFC has outstanding borrowings from the International Bank for Reconstruction and Development (IBRD). In addition, IFC has conservative approaches to asset-liability, liquidity, and derivatives exposure management as described below.

Funding, interest rate, and currency exposure is controlled through the matched-funding policy that requires loan assets to be funded by liabilities that have matching interest rate and currency characteristics. In order to accommodate client needs for loans in nondollar currencies in fixed or floating rates, and to allow for flexibility in borrowing and investment of liquid assets in various currencies and alternative interest rate bases, IFC makes use of derivatives, primarily over-the-counter swaps, to transform both assets and liabilities into synthetic variable-rate dollar assets and liabilities. Equity and quasi-equity assets are funded from net worth and are limited

by the polices that require such investments not to exceed 100 percent of net worth.

Mismatches that arise over the course of a loan's life due to provisioning, prepayments, reschedulings, receipt of spread or fee income in nondollar currencies, and possible differences in LIBOR reset dates between assets and liabilities are monitored and hedged on an ongoing basis subject to operational limits.

IFC's liquidity requirements are governed by the matched-funding policy and the liquidity policy. Under the matched-funding policy, loans are funded by liabilities with similar interest rate and currency characteristics. Under the liquidity policy IFC is required to maintain a level of liquid assets of not less than 65 percent of the next three years' projected net cash flow requirements at all times.

IFC's liquid asset holdings are made up of market-funded portfolios and a net worth funded portfolio. Interest rate risks are managed against duration benchmarks for each of the portfolios, and currency risks are managed by using derivatives to hedge the currency exposure. Credit risks are managed through eligibility requirements for investments and issuer limits based on size and rating as well as on concentration limits on asset classes.

IFC uses derivatives in the areas of funding, liquidity management, asset-liability management, client risk management products, and active portfolio management.

With the exception of the use of derivatives for active portfolio management, and some positions taken in liquid assets management, other uses of derivatives do not entail market risk, as they are used only for hedging purposes. Market risk arising from derivative use in liquid assets and portfolio management activities is subject to the respective guidelines for such activities. While the other derivatives used only for hedging do not entail open market risk, they create credit exposure that arises from the potential counterparty default when the derivative contract has positive value to IFC.

To manage these counterparty exposures, IFC has credit risk polices relating to eligibility criteria and credit limits that are coordinated with those of the IBRD. Limits are set in terms of the total potential exposure to the counterparty.

To protect against counterparty downgrades subsequent to undertaking contracts, IFC has entered into mark-to-market collateral agreements with most of its derivative counterparties.


TREASURY CREDIT RISK ALLOCATION
51% AAA Rated
48% AA Rated
1% A Rated

Portfolio Review

IFC's committed portfolio at the end of FY 2003 increased by 11.5 percent to $16.8 billion, from $15.1 billion in FY02.[1] Seventy-one percent of the committed portfolio was in loans amounting to $11.9 billion, and 21 percent was in equity investments amounting to $3.5 billion. Guarantees of $1.1 billion accounted for 6 percent of the committed portfolio, and risk management products of $255 million accounted for 2 percent. In addition, IFC held and managed for participants $6.6 billion in loans it had syndicated. At the end of FY03, the committed portfolio included loan and equity investments, risk management products, and guarantees in 1,378 companies in 117 countries.

The net increase in committed portfolio was $1.7 billion after taking into account new commitments, repayments, sales, cancellations, prepayments, write-offs, and translation adjustments. Loan principal repayments totaled $1.4 billion, and $218 million in equity investments were sold or redeemed. The total disbursed portfolio for IFC's own account increased to $12.0 billion at the end of FY03, from $10.7 billion in FY02. During the fiscal year, the disbursed loan portfolio grew by 15.1 percent, whereas the disbursed equity portfolio grew by 2.1 percent.

BREAKDOWN OF IFC PORTFOLIO ON JUNE 30, 2003 Millions of U.S. Dollars

Committed loans and equity	**15,442**
Loans	11,925
Equity	3,517
Off-balance-sheet exposure	**1,335**
(on guarantees and risk management products)	
Total committed portfolio for IFC's own account	**16,777**
Total committed portfolio held for participants	**6,602**
Total disbursed portfolio	**11,988**
Total undisbursed portfolio	**3,454**

[1] Committed portfolio includes guarantees and risk management products, which are off balance sheet.

COMMITTED PORTFOLIO FOR IFC'S OWN ACCOUNT BY SECTOR ON JUNE 30, 2003

Millions of U.S. Dollars



SECTOR
Finance & Insurance $4,803 (29%)
Utilities $1,592 (9%)
Collective Investment Vehicles $1,089 (6%)
Transportation & Warehousing $1,062 (6%)
Oil, Gas, & Mining $1,048 (6%)
Food & Beverages $962 (6%)
Information $877 (5%)
Nonmetallic Mineral Product Manufacturing $834 (5%)
Industrial & Consumer Products $774 (5%)
Primary Metals $724 (4%)
SECTOR
Accommodation & Tourism Services $426 (3%)
Agriculture & Forestry $251 (1%)
Chemicals $642 (4%)
Construction & Real Estate $179 (1%)
Education Services $73 (0%)
Health Care $174 (1%)
Plastics & Rubber $125 (1%)
Professional, Scientific, & Technical Services $54 (0%)
Pulp & Paper $345 (2%)
Textiles, Apparel, & Leather $387 (2%)
Wholesale & Retail Trade $355 (2%)
TOTAL IFC PORTFOLIO
$16,777

Note: Numbers include guarantees and risk management products.

Many of the Corporation's investments are denominated in U.S. dollars, but IFC borrows in a variety of currencies to diversify access to funding and reduce borrowing costs. The currency breakdown of the disbursed loan portfolio on June 30, 2003, is shown in the notes to the Financial Statements (see Volume 2 of IFC's 2003 Annual Report). The Corporation minimizes its risk exposure to off-balance-sheet transactions by entering into offsetting swap, option, or forward contract positions with highly rated market counterparties and by performing thorough credit reviews of all counterparties.

COMMITMENTS AND DISBURSEMENTS

New commitments for IFC's own account were concentrated in the Latin America and Caribbean (33 percent), Europe and Central Asia (31 percent), and East Asia and Pacific (15 percent) regions. The business sectors with the largest volume of new commitments were finance and insurance with 48 percent and utilities with 9 percent.

Disbursements in FY03 were $3.0 billion, up from $1.5 billion in FY02. Loan disbursements were $2.6 billion and equity disbursements were $313 million. IFC also disbursed $1.5 billion on behalf of financial institutions participating in its syndicated loans.

PORTFOLIO MANAGEMENT

As part of its supervision efforts, IFC closely monitors compliance with investment agreements, visits sites to check on project status, and helps find solutions to problem projects. To strengthen portfolio supervision, the Corporation has in place portfolio management units in all investment departments, each under a portfolio manager. This structure helps identify problems early and address them in a timely manner. The maintenance of a sophisticated risk-rating system also supports this process. Furthermore, headquarters staff continue to be relocated to the field, and local staff members in resident missions have increasingly been assigned to supervisory tasks. IFC makes special efforts to ensure that banks participating in IFC loans are kept regularly informed of project developments through the B-Loan Management Division. There is always a close and continuing consultation between IFC and its participants.

Operational departments evaluate projects case by case when difficulties arise. For projects with particularly severe problems, the Special Operations Department determines appropriate remedial action. In such situations, it seeks to negotiate agreements with all creditors and shareholders to share the burden of restructuring so that problems can be worked out while the project continues to operate. In exceptional cases, when the parties reach an impasse in negotiations, IFC takes all necessary and appropriate measures to protect its interests.

After receiving delegated Board authority to manage financial risks and exposures in FY02, IFC's Corporate Portfolio Management Department proceeded to define all appropriate procedures, to secure all necessary risk management tools, and to gather internal approvals to begin the implementation of the pilot program by early 2003. Since then, portfolio management activities have included the use of market-based instruments to perform hedging


IFC COMMITTED PORTFOLIO, FY99–FY03
Millions of U.S. Dollars
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Number of Firms
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
FY99
TOTAL: $21,685
FY00
TOTAL: $22,168
FY01
TOTAL: $21,851
FY02
TOTAL: $21,569
FY03
TOTAL: $23,379
For IFC's own account*
Held for others
Number of firms

transactions on the IFC loan and equity portfolio as well as equity buyback strategies. All transactions and strategies implemented shared the common goal of protecting the portfolio against downside risk, and each was in compliance with a defined set of risk limits and control mechanisms.

During FY03, loan and equity portfolio income was $672 million, down 31 percent from FY02, due to lower capital gains and lower market interest rates that reduced loan interest income. Principal outstanding on nonaccruing loans as a percentage of the disbursed loan portfolio was 16.7 percent on June 30, 2003, compared with 15.2 percent on June 30, 2002. During the same period, principal in arrears as a percentage of the disbursed loan portfolio reached 7.3 percent, up from 6.5 percent. Despite higher nonaccrual levels, the risk level of the loan portfolio declined in FY03 due to the combined effect of: (1) growth in the outstanding portfolio with lower credit risk investments entering the portfolio; (2) reductions in credit risk levels of existing investments due to workouts, reschedulings, and restructurings; (3) reductions in some country risk ratings; and (4) write-offs of deadwood investments.

Estimated unrealized gains on the equity portfolio rose during FY03. Capital gains of $48 million were realized, a decline from $288 million in FY02.[2] IFC received dividends of $148 million, compared with $141 million during FY02.[3] Dividends in FY03 were higher than in FY02, mainly due to dividend increases in several oil sector investments.

Reserves against losses decreased to $2.6 billion in FY03, representing 21.9 percent of the disbursed portfolio, down from 25.8 percent in FY02. The decrease resulted from $69 million in additional specific reserve, $75 million in additional general reserve, and write-offs of $290 million.

Management determines specific reserves against losses on the basis of portfolio reviews and recommendations by the Portfolio Management Units in the investment departments. For this purpose, the entire portfolio is reviewed quarterly. Management determines general reserves using a Monte Carlo-based simulation technique. The Corporation's external auditors examine closely the recommendations, policies, and methods for determining the reserves against losses.

[2] The $52 million in capital gains income reported in the Financial Statements includes gains/losses realized on equity buybacks performed by the Corporate Portfolio Management Department.

[3] The $143 million dividend income reported in the Financial Statements is reported net of fees paid for custody of the equity portfolio and also includes net gains or losses from portfolio hedging activities.

Project Commitments

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
SUB-SAHARAN AFRICA							
REGIONAL							
Africa International Financial Holdings, LLC will acquire, restructure, and sell commercial banks in Sub-Saharan Africa, primarily in the course of privatization.	–	6.62	–	–	–	–	**6.62**
Aureos East Africa Fund LLC will invest in small and medium enterprises that demonstrate potential for profitable growth in East Africa.	–	4.00	–	–	–	–	**4.00**
Aureos Southern Africa Fund LLC will invest in small and medium enterprises that demonstrate potential for profitable growth in Southern Africa.	–	6.00	–	–	–	–	**6.00**
Osprey Oil & Gas Limited will provide seed capital to cover establishment and operational costs for a new oil and gas exploration and production company.	–	0.25	–	–	–	–	**0.25**
West Africa Trade Enhancement Facility will allow local banks to meet the demand of importers for Letters of Credit, making the banks more competitive vis-a-vis multinational banks.	–	–	–	16.00	–	–	**16.00**
Botswana							
Kalahari Diamonds Limited will explore for potential diamond deposits. If high-priority targets are identified, ground exploration will follow.	–	2.00	–	–	–	–	**2.00**
Cameroon							
Pecten Cameroon Company will benefit from a three-year extension in IFC's existing revolving loan facility.	20.00	–	–	–	11.40	–	**31.40**

Note: This table includes projects signed and processed by IFC during FY03. Certain transactions signed in FY02 for which processing was not completed until FY03 are also included.

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Société de Transports et Négoces du Cameroun SARL will acquire additional fuel transportation trucks meeting international environmental and safety norms and phase out current log transportation activities.	0.76	–	–	–	–	–	0.76
Unité Camerounaise Pharmaceutique will establish centers in Douala and Yaoundé to distribute specialty and generic pharmaceuticals throughout the country.	–	–	–	2.52	–	–	2.52
Chad							
Finadev Tchad will address the needs of the underserved population and provide its informal economic sector with new access to credit.	–	0.17	–	–	–	–	0.17
Financial Bank Tchad will provide funding for small and medium enterprises participating in the development of oil resources.	–	–	–	1.10	–	–	1.10
Congo, Democratic Republic of							
Celtel Democratic Republic of Congo will expand its mobile telephone operations and increase coverage to new urban areas.	20.00	–	–	–	–	–	20.00
Côte d'Ivoire							
Pétro Ivoire, a petroleum products distributor, will build 10 gas stations and networks to increase retail presence.	0.30	–	–	–	–	–	0.30
Kenya							
Kenya Airways Limited will provide predelivery financing for the acquisition of new aircraft.	15.00	–	–	–	–	–	15.00

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Mali							
Grand Hôtel de Bamako, a 91-room hotel, will undertake a major renovation (including environmental and fire safety upgrades).	1.79	–	–	–	–	–	**1.79**
Mozambique							
Auto Body Grand Prix Lda. will expand and move to a better facility. Its existing motor vehicle repair company will become a full Nissan Service Center in Maputo.	0.44	–	–	–	–	–	**0.44**
Namibia							
Novanam Limited will acquire new trawlers, upgrade its processing plant to catch its full quota, and increase its processing capacity and efficiency.	7.93	–	–	–	–	–	**7.93**
Nigeria							
Adamac Revolving Credit Facility will finance working capital requirements and capital expenditures for specific oil service contracts.	25.00	–	–	–	15.00	–	**40.00**
Safety Center International Limited will set up the country's first training center for fire brigade and safety personnel.	–	0.07	–	–	–	–	**0.07**
Senegal							
GTI Dakar LLC will benefit from increased funding to build, own, operate, and transfer a combined cycle power plant with a net installed capacity of 56 MW.	–	–	–	–	–	0.05	**0.05**
South Africa							
New Africa Mining Fund will invest in and promote mining activities in Southern and Central Africa.	–	5.00	–	–	–	–	**5.00**
Rubico Holding SA (Pty) Ltd., a software solutions company, will specialize in creating business components for the financial services market.	–	–	0.75	–	–	–	**0.75**
South Africa Home Loans, the first originator and securitizer of home loans in South Africa and Sub-Saharan Africa, will restructure its operations.	–	0.92	–	–	–	–	**0.92**
South Africa Home Loans, through a buyout of Peregrine, will restructure and rationalize the company's shareholding.	–	2.52	–	–	–	–	**2.52**
South Africa Home Loans will expand its capital base and funding capacity.	–	0.17	–	–	–	–	**0.17**
Tanzania							
Exim Bank of Tanzania will expand its capital base and funding capacity.	–	–	1.00	–	–	–	**1.00**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
EAST ASIA & THE PACIFIC							
REGIONAL							
East Asia Swap Guarantee Facility will provide credit enhancement to swap transactions in the region.	–	–	–	–	–	100.00	**100.00**
Zurich Asian Risk Sharing Facility will support the recovery of emerging markets by providing additional access to term finance, funding the import of capital goods and services.	–	–	–	125.00	–	–	**125.00**
Cambodia							
Princiere Resorts Ltd. will renovate the Villa Apsara Hotel in Siem Reap and operate it as a 12-room, boutique resort under the Aman brandname.	1.20	–	–	–	–	–	**1.20**
SEF Hagar Soya will expand its soy milk manufacturing plant, employing new processing and packaging technology.	–	0.45	–	–	–	–	**0.45**
China							
Advantage China Holdings Limited will provide home mortgage, borrower credit, and contract underwriting services to banks.	–	0.50	–	–	–	–	**0.50**
BNP Paribas Peregrine China Investment Bank will establish a joint venture investment bank in China. The technical partner is BNP Peregrine.	–	11.60	–	–	–	–	**11.60**
China Huarong Asset Management Corporation, involved in an auction of nonperforming loans, will help set a precedent for future sales and development of the market for such loans.	–	3.00	–	–	–	–	**3.00**
China Minsheng Banking Corp., Ltd. will access international best practices with regard to corporate governance, capital adequacy, credit, accounting, risk management, and internal controls.	–	23.50	–	–	–	–	**23.50**
Great Infotech will expand and develop its software product offerings, select acquisitions, and construct a software development center.	–	3.50	–	–	–	–	**3.50**
Jilin Zhengye Agriculture Development Co. will establish 11 pig-breeding farms and a processing plant and acquire an existing slaughterhouse.	15.00	–	–	–	–	–	**15.00**
Paris-Shanghai Asset Management Co. Ltd. will offer to individual investors collective investment products, particularly open-ended funds.	–	1.93	–	–	–	–	**1.93**
Sino Mining Limited will finance the improvement and further development of an existing gold mine and early stage development for other projects in western China.	–	–	5.00	–	–	–	**5.00**
Xi'an City Commercial Bank will improve its corporate governance and adopt international standards and banking best practices.	–	19.93	–	–	–	–	**19.93**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Indonesia							
P.T. Astra International Tbk. will restructure debt to establish an appropriate and sustainable capital structure to support its operations and business development.	–	19.92	–	–	–	–	**19.92**
P.T. Bank Buana Indonesia will transform from a private, listed bank into one with a more diverse base of institutional and public investors.	–	15.00	–	–	–	–	**15.00**
P.T. Bank NISP will expand its capital base and funding capacity.	–	3.63	–	–	–	–	**3.63**
P.T. Gawi Makmur Kalimantan will develop 14,800 hectacres of oil palm plantations and construct two oil palm mills in Kalimantan Selatan.	11.50	–	–	–	10.00	–	**21.50**
P.T. Indorama Synthetics Tbk. will swap an estimated 200 billion Indonesian rupiah in local currency financing into U.S. dollars.	–	–	–	–	–	5.00	**5.00**
P.T. Sahabat Mewah Dan Makmur, an oil palm plantation, will be restored and developed.	12.00	–	–	–	–	–	**12.00**
Verdaine Investment Limited will acquire, rehabilitate, and manage 40,000 to 50,000 hectares of oil palm plantations.	14.00	–	–	–	–	–	**14.00**
Korea, Republic of							
Hana Bank will enhance the scale and scope of its operations, supporting privatization and consolidation in the Korean banking industry.	–	50.00	–	–	–	–	**50.00**
Korea Mortgage Corporation will become the country's first company specializing in the secondary mortgage market.	43.75	–	–	–	–	–	**43.75**
Philippines							
All Asia Life will expand and consolidate its capital base.	–	0.11	–	–	–	–	**0.11**
Asian Eye Institute will provide a complete range of services for diagnosis and management of eye diseases and build a specialized training and research ophthalmology facility.	1.00	–	–	–	–	–	**1.00**
Banco de Oro Universal Bank will increase its capital base, leveraging its existing Tier I equity, to expand its consumer and middle market banking operations.	–	–	–	20.00	–	–	**20.00**
Hong Kong and Shanghai Banking Corporation Limited will enable mid-size Philippine banks to get international letters of credit on behalf of their clients.	–	–	–	10.00	–	–	**10.00**
Legacy Scholarship and Pension Plans will increase its capital base with the intention of purchasing All Asia Life.	–	0.19	–	–	–	–	**0.19**

(millions of U.S. dollars)

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Manila Water Company Inc., through its investment program, will act as the concessionaire for Metro Manila East.	30.59	–	–	–	–	–	**30.59**
Software Ventures Int'l., Inc. will restructure expensive short-term debt, expand its systems development operations, and finance general working capital needs.	–	4.00	–	–	–	–	**4.00**
Vietnam							
Allianz/AGF Insurance (Vietnam) Co. Ltd. will set benchmarks for corporate governance, transparency, and business and accounting practices in order to grow as a player in the market.	–	1.32	–	–	–	–	**1.32**
Asia Commercial Bank will strengthen and modernize its activities to meet the demands of increased corporate governance requirements and cope with its rapid expansion.	–	5.02	–	–	–	–	**5.02**
Dragon Capital Group will improve its corporate governance, structure, and expertise.	–	2.00	–	–	–	–	**2.00**
Glass Egg Digital Media will expand its technical and managerial capacity and open a business development office in the United States.	–	1.75	–	–	–	–	**1.75**
Saigon Thuong Tin Commercial Joint Stock Bank will strengthen Sacombank's capital base and expand its operational capabilities to become a commercial bank.	–	2.93	–	–	–	–	**2.93**
Vietnam Enterprise Investment Limited will invest in publicly or privately issued securities of companies, projects, and enterprises issued by Vietnamese entities.	–	8.00	–	–	–	–	**8.00**
SOUTH ASIA							
Bangladesh							
Khulna Power Company Limited will develop a 110 MW power plant. The electricity to be produced will be sold to the Bangladesh Power Development Board.	–	–	–	–	21.59	–	**21.59**
R.A.K. Ceramics (Bangladesh) Pvt. Ltd. will expand its capacity for manufacturing tiles and diversify into sanitary ware for the local market.	12.00	–	–	–	–	–	**12.00**
India							
Alok Industries Limited, an integrated textile company, will upgrade its facilities and refinance some of its long-term debt.	17.90	–	–	–	–	–	**17.90**
Apollo Tyres Limited will undertake a corporate investment program, which includes the setup of a truck radial tire plant, expansion at other plants, and debt refinancing.	20.55	–	–	–	15.00	–	**35.55**

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
India (continued)							
Apollo Tyres Limited will engage in a currency swap to fund expansion of its manufacturing activities.	–	–	–	–	–	1.00	**1.00**
Balrampur Chini Mills Ltd. will expand its sugar capacity and diversify its revenue streams through the production of value-added products.	15.24	–	–	–	–	–	**15.24**
Cosmo Films Limited will expand its capacity, stabilize its capital base with long-term funds, and complete the operational and financial restructuring of a newly acquired plant.	10.00	–	–	–	–	–	**10.00**
Dataquest Management and Communications Ltd. will increase its staff and expand its investment in animation infrastructure	–	1.50	0.50	–	–	–	**2.00**
Dewan Housing Finance Corporation Ltd. will expand its lending to middle and lower income families.	12.78	–	–	–	–	–	**12.78**
Housing Development Finance Corporation Limited will increase its funding capacity to middle and lower income segments of the population.	100.00	–	–	–	–	–	**100.00**
Larsen & Toubro, an engineering company, will undertake a financial and operational restructuring program to enable further expansion into emerging markets.	50.00	–	–	–	–	–	**50.00**
Mahindra Shubhlabh Services Limited will provide farmers with access to crop finance from commercial banks through a one-stop-shop concept.	–	2.20	–	–	–	–	**2.20**
NewPath Ventures LLC will establish and develop operating companies in specialized custom semiconductor chip design and embedded software.	–	10.00	–	–	–	–	**10.00**
NIIT Student Loan Program will provide financing for students participating in its flagship graduate educational program.	–	–	–	2.00	–	–	**2.00**
Niko Resources Ltd. will expand its oil and gas production base.	30.00	–	–	–	–	–	**30.00**
Spryance.com, Inc. will provide high-quality, low-cost medical transcription and other health information services for the U.S. market from an operational base in India.	–	1.00	–	–	–	–	**1.00**
Tata Engineering & Locomotive Company Limited will strengthen its balance sheet and expand its ongoing capital expenditure program.	50.00	–	–	–	–	–	**50.00**
Usha Beltron Limited, a producer of wires and wire ropes, will reduce its operating costs, balance its production facilities, and strengthen its balance sheet through replacement of short-term debt.	21.00	3.60	–	–	–	–	**24.60**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Maldives							
Villa Shipping and Trading Company Private Ltd. will strengthen its capital structure; improve environment, health, and safety management at its five resorts; and expand its storage facilities.	10.00	–	5.00	–	–	–	**15.00**
Sri Lanka							
Commercial Bank of Ceylon will purchase a 15 percent stake in the Sri Lankan Insurance Corporation and receive up to $10 million in an A-loan or unfunded exposure in a risk-sharing facility.	–	9.97	–	–	–	–	**9.97**
EUROPE & CENTRAL ASIA							
REGIONAL							
Baltic American Enterprise Fund will expand its mortgage finance activities.	50.00	–	–	–	–	–	**50.00**
Bancroft II, L.P. will seek to achieve long-term capital appreciation by making equity-related investments in companies based principally in Central and Eastern Europe.	–	19.84	–	–	–	–	**19.84**
Commercializing Energy Efficiency Finance will support energy efficiency investments in Central Europe and the Baltics by addressing the credit risk barriers to project finance.	–	–	–	75.00	–	–	**75.00**
Hanseatic Capital, LLC will provide debt and quasi-equity financing to a wide range of small and medium-size businesses operating in Estonia, Latvia, and Lithuania.	–	–	7.44	–	–	–	**7.44**
SEAF Central Asia Small Enterprise Fund LLC will provide equity, quasi-equity, debt financing, and technical and managerial assistance to Central Asia.	–	2.50	–	–	–	–	**2.50**
Armenia							
ACBA Leasing will provide critical medium-term capital financing to small and medium enterprises.	2.00	0.27	–	–	–	–	**2.27**
Azerbaijan							
Azerigazbank will increase funding to small businesses, allowing greater coordination between large oil and gas sector firms, the tourism industry, and the small business market.	1.20	–	–	–	–	–	**1.20**
Microfinance Bank Azerbaijan will provide credit and other financial services on commercial terms to small and medium enterprises.	–	1.75	–	–	–	–	**1.75**
Rabitabank will provide financing to small businesses while strengthening the linkages between large oil and gas sector firms.	1.20	–	–	–	–	–	**1.20**

(millions of U.S. dollars)

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Belarus							
Priorbank Joint Stock Company will increase the availability of finance for cross-border trade of private companies.	14.00	–	–	–	–	–	**14.00**
Bosnia and Herzegovina							
Fabrika Cementa Lukavac will undertake postprivatization rehabilitation, modernization, and expansion of a cement factory.	9.79	–	–	–	2.45	–	**12.24**
The Microenterprise Bank of Bosnia and Herzegovina Company, a successful financial institution, will expand its on-lending to micro and small enterprises.	2.94	–	–	–	–	–	**2.94**
Raiffeisen Bank Bosnia will provide loans for housing and small and medium enterprises.	7.78	–	–	–	–	–	**7.78**
Sarajevo Privatization Venture, established as a holding company for three Bosnian banks, will subscribe to a capital increase for one of the banks, PBS.	1.97	–	–	–	–	–	**1.97**
Bulgaria							
Bulgarian-American Credit Bank AD will build and warehouse its portfolio of mortgage loans through a revolving credit line.	5.00	–	–	–	–	–	**5.00**
Melrose Resources Plc will develop the Galata gas field, including two new wells, a production platform, a new pipeline, and metering facilities.	17.00	–	–	–	–	–	**17.00**
ProCredit Bank AD will provide credit and financial services to private micro, small, and medium enterprises.	–	1.24	–	–	–	–	**1.24**
Unionbank AD will act as a source of medium-term funding for the development of small business finance activities.	5.00	–	–	–	–	–	**5.00**
Croatia							
Belisce D.D. will modernize its packaging paper production facilities, restructure its debt, and acquire and modernize a Slovenian corrugated box producer.	9.80	–	–	–	12.64	–	**22.44**
Erste & Steiermarkische Bank D.D. will provide housing finance and SME on-lending.	19.60	–	–	–	–	–	**19.60**
Czech Republic							
CDV-1 Holding Company, L.P., a special purpose vehicle purchasing nonperforming loans, will expand its capital base.	–	0.01	–	–	–	–	**0.01**
Georgia							
Bank of Georgia will provide on-lending for the acquisition, improvement, construction, or upgrading of residential homes and small commercial properties.	5.00	–	–	–	–	–	**5.00**

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Microfinance Bank of Georgia will provide loans to micro and small enterprises and increase its funding capacity.	–	0.74	–	–	–	–	**0.74**
Kazakhstan							
ABN-AMRO (Kazakhstan) will provide financing to quality local companies.	–	–	10.00	–	–	–	**10.00**
Astana Business and Shopping Center will generate commercial development and boost related support services as commerce and business activity grows in Astana.	5.00	–	–	–	–	–	**5.00**
CJSC Citibank Kazakhstan will expand its mid-term lending operations and enhance the supply of finance to the local private sector.	25.00	–	–	–	–	–	**25.00**
Ispat Karmet SME Resource TOO will provide financing, technical skills, and business expertise to small and medium enterprises in northern Kazakhstan.	–	0.13	3.27	–	–	–	**3.40**
Karachaganak Field Development will fund a portion of Lukoil's share of development of the Karachaganak oil, gas, and condensate field.	50.00	–	25.00	–	75.00	–	**150.00**
Nelson Resources Limited will undertake further development activities at its Alibekmola oil fields.	–	3.58	–	–	–	–	**3.58**
Macedonia, FYR							
Microfinance Bank of Macedonia will provide credit and other financial services on commercial terms to micro and small enterprises.	–	1.02	–	–	–	–	**1.02**
Stopanska Banka a.d. Skopje will expand its capital base and funding capacity.	–	1.93	–	–	–	–	**1.93**
Moldova							
FinComBank S.A. will provide on-lending to finance projects by way of subloans to borrowers.	1.50	–	–	–	–	–	**1.50**
Micro Enterprise Credit Bank Moldova S.A. will provide credit and other financial services on commercial terms to micro and small enterprises.	–	1.38	–	–	–	–	**1.38**
Romania							
Banca Comerciala Romana, the country's largest commercial bank, will provide finance for business projects and housing.	75.00	–	–	–	–	–	**75.00**
Microfinance Bank (MIRO) S.A. will expand its capital base to provide credit and financial services to small and medium enterprises.	–	0.53	–	–	–	–	**0.53**
S.C. Arctic S.A. will modernize its refrigerator production process, improve quality, expand capacity, and restructure its financial liabilities.	11.04	–	–	–	–	–	**11.04**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Russian Federation							
Agro-Industrial Finance Company will provide financing to primary agricultural enterprises with strong supply links to major food and agribusiness companies.	5.00	0.50	–	–	7.50	–	**13.00**
BCEN Eurobank will finance the growth of its trade finance business with Russian clients.	100.00	–	–	–	–	–	**100.00**
Bema Gold Corporation will increase its productivity, reduce its debt, and update its corporate governance policy.	–	1.05	–	–	–	–	**1.05**
Commercial Bank DeltaCredit will build the volume of its mortgage loans, aiming to securitize its loan portfolio on the domestic or international capital markets.	24.00	–	6.00	–	–	–	**30.00**
IBS Group Holdings Limited will expand its offshore programming services, management consulting services, and local computer assembly business.	–	–	12.00	–	–	–	**12.00**
Moscow Narodny Bank, Ltd. will extend trade-related credit facilities to select companies.	100.00	–	–	–	–	–	**100.00**
NBD Bank, operating in the region of Nizhny Novgorod, will provide loans to small and medium enterprises.	5.00	–	–	–	–	–	**5.00**
OAO Borsky Stekolny Zavod, a leading manufacturer of flat glass, will repair one of its furnaces, install a laminate glass line, and refinance its short-term loans.	21.17	–	–	–	–	–	**21.17**
OOO Ruscam will install a furnace with increased glassmaking capacity to address the growing demand for bottles held to international quality standards.	10.00	–	–	–	–	–	**10.00**
Ramenka OOO will introduce modern retailing and improve the availability of high-quality food and other products through construction and operation of two hypermarkets and four supermarkets.	30.00	–	10.00	–	30.00	–	**70.00**
Ru-Net Holdings, an IT services company, will provide value-added software services to companies in the developed world.	–	3.00	3.00	–	–	–	**6.00**
Russian Standard Bank, a commercial and retail bank, will build a small business finance operation.	–	–	–	5.00	–	–	**5.00**
Stavropolsky Broiler will repair and upgrade breeding and broiler farms, construct a new hatchery, and rehabilitate processing plants and feedmills.	15.00	–	–	–	–	–	**15.00**
UralTransBank will provide on-lending to privately controlled enterprises.	10.00	–	–	–	–	–	**10.00**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
ZAO Raiffeisenbank Austria will expand its capital base to provide long-term funds for residential mortgage financing.	80.00	–	–	–	–	–	**80.00**
Serbia and Montenegro							
Micro Finance Bank A.D. will provide a full range of credit and banking services, including working capital and fixed asset investment lending, savings and time deposits, credit cards, and money transfer services.	–	0.04	–	–	–	–	**0.04**
Micro Finance Bank A.D. will provide full banking services and loans throughout the country.	–	1.00	–	–	–	–	**1.00**
Micro Finance Bank A.D. will provide on-lending to micro and small enterprises.	8.00	–	–	–	–	–	**8.00**
Tajikistan							
Giavoni will upgrade its plant and expand its operations through construction of a jean manufacturing facility.	–	3.00	–	–	–	–	**3.00**
Pamir Energy Development will take over state-owned hydropower plants and other assets in eastern Tajikistan.	4.50	3.50	–	–	–	–	**8.00**
Turkey							
AKBANK will increase lending to financially sound small and medium enterprises and help increase private sector enterprises.	30.00	–	–	–	–	–	**30.00**
AKBANK will support a bridge loan facility for IFC's account. The facility may later be converted into a rolling guarantee facility.	25.00	–	–	–	–	–	**25.00**
Arçelik, A.S. will acquire Arctic, a Romanian refrigerator manufacturer, to establish itself as a strong global player and increase export sales.	16.56	–	–	–	–	–	**16.56**
Beko Elektronik A.S. will expand TV manufacturing capacity, increase working capital requirements of approximately $50 million, and restructure debt.	24.96	–	–	–	25.15	–	**50.11**
Türk Ekonomi Bankasi A.S. will expand its capacity and help meet working capital requirements of the country's growing exports to Europe.	20.00	–	15.00	–	–	–	**35.00**
Türkiye Sise ve Cam Fabrikalari, A.S. will increase its glass production capacity, reduce its production costs, and improve its environmental management.	60.13	–	–	–	37.58	–	**97.71**
Ukraine							
Joint Stock Commercial Bank HVB Bank Ukraine will solidify and expand its client base and reach out to more medium-size companies.	–	–	–	15.00	–	–	**15.00**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Uzbekistan							
Asaka Bank will address the scarcity of term finance available in Uzbekistan, especially to small and medium enterprises.	5.00	–	–	–	–	–	**5.00**
Uzbek Leasing International A.O. will provide medium-term financial leases for industrial equipment and machinery.	2.50	–	–	–	–	–	**2.50**
LATIN AMERICA & THE CARIBBEAN							
REGIONAL							
Banco Latinamericano de Exportaciones, S.A. will leverage its balance sheet in the aftermath of the Argentine crisis and pursue a new strategy focused on trade finance.	125.00	–	–	–	–	–	**125.00**
Central America Growth Fund will invest in private sector enterprises in Central America and the Dominican Republic. The fund provides risk capital.	–	8.33	–	–	–	–	**8.33**
Darby-BBVA Latin America Private Equity Fund will invest primarily in Mexican and Brazilian middle-market companies and sectors such as food and beverages, energy, nonbank financial services, consumer products, technology, communication, and outsourcing services.	–	10.00	–	–	–	–	**10.00**
Marcopolo S.A., a bus manufacturer in Brazil, will use funds to support its global expansion strategy.	30.00	–	–	–	–	–	**30.00**
Red Sanitaria Hospiten will remodel and expand a hospital in the Dominican Republic and build and operate two new hospitals in Mexico.	9.00	–	3.00	–	8.00	–	**20.00**
Salutia will increase its capital base to expand its business of processing transactions between health care payers and providers.	–	0.15	–	–	–	–	**0.15**
UABL Bahamas Ltd. will expand its river barge and terminal operations along the Hidrovia river system in Latin America.	20.00	5.00	–	–	5.00	–	**30.00**
UABL Bahamas Ltd. will expand its river barge and terminal operations along the Hidrovia river system in Latin America.	–	–	–	–	5.00	–	**5.00**
Argentina							
Molinos Río de la Plata S.A. will attempt to overcome short-term capital constraints and increase exports.	30.00	–	–	–	30.00	–	**60.00**
Vicentin S.A.I.C. will be structured into a short-term, pre-export finance facility backed by export receivables.	30.00	–	–	–	30.00	–	**60.00**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Bolivia							
Caja Los Andes S.A. will promote efficient financial intermediation by *integrating underprivileged social sectors into the formal financial system.*	8.00	–	–	–	–	–	**8.00**
F.I.E. Fondo Financiero Privado will increase its lending to small businesses.	2.50	–	–	–	–	–	**2.50**
Transportadora de Electricidad S.A., a private electricity transmission company, will operate high-voltage transmission assets throughout the country.	15.00	–	15.00	–	–	–	**30.00**
Brazil							
Amaggi Exportacao e Impotacao Limitada will increase its working capital for agribusiness.	30.00	–	–	–	–	–	**30.00**
Andrade Gutierrez S.A. will strengthen its financial position for construction of public infrastructure, including highways, hydroelectric plants, airports, and industrial plants.	30.00	–	10.00	–	20.00	–	**60.00**
Banco BBA Creditanstalt S.A. will provide on-lending to mid-size Brazilian exporters.	–	–	–	–	50.00	–	**50.00**
Banco Bradesco, S.A. will secure funding for a range of retail and wholesale financial products and services.	10.00	–	–	–	60.00	–	**70.00**
Banco Itaú - BBA S.A. will expand its asset management, brokerage, and private banking business as well as its retail activities.	–	–	–	–	10.00	–	**10.00**
Banco Itaú, S.A. will provide on-lendings to private sector entities to fund trade-related activities.	50.00	–	–	–	150.00	–	**200.00**
CPFL Energia S.A. will complete a restructuring and expand its generation capacity to provide electricity to over 5 million customers through its distribution companies.	–	–	40.00	–	–	–	**40.00**
Macae will design, construct, and operate a natural gas-fired simple cycle power plant in Macae, southeast Brazil.	65.00	–	10.00	–	–	–	**75.00**
Microinvest S.A. Sociedade de Credito Ao Microempreendedor will provide equity investment of up to $1.25 million for a 25 percent stake in RioCred, a microfinance institution in Rio de Janeiro.	–	1.25	–	–	–	–	**1.25**
Net Servicos de Comunicacao S.A. will extend debt maturities and access significant amounts of local currency funding.	–	5.00	–	–	–	–	**5.00**
Queiroz Galvao Perfuracoes S.A. will expand its oil and gas exploration and production operations, including development of a significant gas discovery.	30.00	–	10.00	–	–	–	**40.00**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Brazil (continued)							
Sao Paulo Alpargatas S.A., a footwear manufacturer, will expand its facility, reduce costs, and increase its productivity and competitiveness.	30.00	–	–	–	–	–	**30.00**
Satipel Industrial S.A., a particleboard manufacturer, will undertake a financial restructuring program, upgrade its environmental facilities, and invest in its plantations.	15.00	–	10.00	–	–	–	**25.00**
Tecon Salvador S.A. will rehabilitate and operate a container and general cargo terminal in Salvador.	–	0.53	–	–	–	–	**0.53**
Unibanco - Uniao de Bancos Brasileiros S.A. will provide on-lending to private sector entities to fund trade-related activities.	50.00	–	–	–	250.00	–	**300.00**
UP Offshore (Bahamas) Limited will acquire up to 10 offshore platform supply vessels to provide supplies and services to oil and gas companies on the Brazilian Atlantic shelf.	11.60	10.00	–	–	30.00	–	**51.60**
Chile							
HQI Transelec Chile S.A. will expand the coverage area of its transmission network and upgrade portions of it.	–	–	60.00	–	–	–	**60.00**
Lan Chile will enact a fleet modernization and expansion plan that involves acquiring new aircraft.	30.00	–	–	–	–	–	**30.00**
Universidad Diego Portales will expand and improve its facilities to create an urban campus with stronger links to the community and neighboring universities.	–	–	–	7.20	–	–	**7.20**
Colombia							
Banco Davivienda S.A. will receive a partial guarantee on an inflation-indexed bond whose purpose is to bolster Tier II capital.	–	–	–	14.33	–	–	**14.33**
Colombian Home Mortgage Corp. (CHMC) will be an independent, multi-function company with the objective of acquiring and securitizing high-quality residential mortgage loans.	–	–	2.28	3.94	–	–	**6.22**
Grupo Empresarial Bavaria will increase the efficiency of its production and distribution facilities, further develop its non-alcoholic beverage product, and expand outside Colombia.	–	–	–	–	145.00	–	**145.00**
Omimex de Colombia, Ltd. will fund further development of its oil and gas properties.	30.00	–	5.00	–	–	–	**35.00**
Sociedad de Acueducto Alcantarillado, y Aseo de Barranquilla S.A. E.S.P. will extend water and sewerage services to the southwest part of Barranquilla.	–	–	–	18.24	–	–	**18.24**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Costa Rica							
Banco Cuscatlan de Costa Rica will expand and consolidate the Cuscatlan Group's operations.	–	–	5.00	–	–	–	**5.00**
Productos Gutis S.A. will adapt its operations to comply with new international trade regulations and manufacturing best practices.	7.00	–	–	–	–	–	**7.00**
Dominican Republic							
Banco BHD, S.A. will use a new credit line to provide on-lending to middle-market companies.	20.00	–	–	–	–	–	**20.00**
Orange Dominicana S.A. will increase wireless penetration by serving new subscribers and spurring increased competition, introduce value-added services, and offer wireless high-speed data services.	–	–	–	–	50.00	–	**50.00**
Ecuador							
Favorita Fruit Company, Ltd. will acquire and revamp 2,200 hectares of developed banana plantations, as well as acquire other investments for ECO-OK certification.	15.00	–	–	–	–	–	**15.00**
El Salvador							
Banco Cuscatlan S.A. will expand and consolidate the Cuscatlan Group's operations.	15.00	–	–	–	–	–	**15.00**
Financiera Calpiá S.A. will convert into a commercial bank while focusing on financial services for low-income clients.	–	2.00	–	–	–	–	**2.00**
Guatemala							
Banco Cuscatlan de Guatemala will expand and consolidate the Cuscatlan Group's operations.	10.00	–	–	–	–	–	**10.00**
Banco de Occidente S.A. will strengthen its capital base, improve its financial regulation, and enhance its environmental management.	–	–	10.00	–	–	–	**10.00**
Desarollo Forestal Integral, S.A. will expand its sawmill, modernize its forestry infrastructure, provide working capital, and acquire international certification for sustainable forest management.	6.00	–	–	–	–	–	**6.00**
Generadora de Occidente Ltda. will expand the presence of owner Enel S.p.A (Italy) in Central America with renewable energy projects to meet growing demand in the region.	15.00	–	–	–	12.00	–	**27.00**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Jamaica							
Jamaica Public Service Company will develop a 120 MW diesel fuel-fired combined cycle power plant as part of its capacity expansion program.	–	–	45.00	–	–	–	**45.00**
Mexico							
Allegro Grand Cozumel, S.A. de C.V., together with its four subsidiary hotel companies, will restructure its debt obligations to resume its growth when the tourism industry stabilizes.	30.00	10.00	–	–	40.00	–	**80.00**
Grupo Financiero Banorte, S. A. de C.V. will finance long-term leases of industrial complexes and related infrastructure built and maintained by local development companies.	50.00	–	–	–	–	–	**50.00**
Grupo Mexmal will expand its computer systems design services by leasing additional space and increasing working capital requirements.	–	–	10.00	–	–	–	**10.00**
Polomex S.A. de C.V. will refinance working capital and expand its manufacturing activities.	8.00	–	–	–	–	–	**8.00**
Tlalnepantla Municipal Water Conservation will construct and operate a wastewater treatment plant to recycle residential and industrial wastewater for use by industry.	–	–	–	3.00	–	–	**3.00**
Panama							
Aguas de Panama S.A. will construct a bulk water treatment plant with a 20 million gallon per day capacity.	6.00	–	–	–	10.00	–	**16.00**
UBCI will provide a financing package to support the expansion and consolidation of the Cuscatlan Group's operations.	–	10.00	–	–	–	–	**10.00**
UP Offshore (Panama) will acquire up to 10 offshore platform supply vessels to provide supplies and services to oil and gas companies on the Brazilian Atlantic shelf.	13.10	–	–	–	5.30	–	**18.40**
Peru							
Interseguro Compania de Seguros de Vida S.A. will increase capital to meet growth in its financing activities.	–	0.59	–	–	–	–	**0.59**
ISA Peru, S.A. will engineer, construct, and operate two high-voltage transmission lines in central Peru.	–	–	–	–	8.00	–	**8.00**
ISA Peru, S.A. will benefit from increased funding to construct and operate two high-voltage transmission lines in central Peru.	–	–	–	–	–	0.20	**0.20**
Norvial S.A. will expand, operate, and maintain the Ancón-Huacho-Pativilca toll road, a section of the Pan-American Highway.	18.00	–	–	–	–	–	**18.00**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
TIM Peru will increase capacity and population coverage of its cellular network, improve quality and reliability, and offer more value-added services.	70.00	–	–	–	–	–	**70.00**
Trinidad and Tobago							
Republic Bank Limited will help finance the privatization of Barbados National Bank (BNB), in which it will have a 57 percent shareholding.	50.00	–	–	–	–	–	**50.00**
Uruguay							
Cooperativa Nacional de Productores de Leche will modernize Conaprole's industrial, logistics, and distribution operations and will restructure up to $40 million of short-term debt.	20.00	–	10.00	–	–	–	**30.00**
MIDDLE EAST & NORTH AFRICA							
REGIONAL							
Citibank will establish a $70 million MENA Trade Facility to support the continued demand for import trade finance for private sector businesses in the region.	–	–	–	35.00	–	–	**35.00**
Algeria							
Algerian Cement Company will establish the country's first integrated, dry process cement plant that has significantly lower environmental impact than the traditional processes.	35.00	–	–	–	–	–	**35.00**
Ispat Annaba will rehabilitate a steel plant and upgrade it to meet international environmental norms.	25.00	–	–	–	–	–	**25.00**
Egypt, Arab Republic of							
Alexandria Carbon Black Company S.A.E. will expand its existing carbon black plant from its current capacity of 110,000 tons per annum to 150,000.	5.00	–	–	–	–	–	**5.00**
Citibank will help establish a three-year $60 million trade facility to guarantee documentary letters of credits originated by selected banks in Egypt.	–	–	–	30.00	–	–	**30.00**
Metro Markets will expand its retail store network and modernize its dairy food and juice drink processing plant.	15.00	–	–	–	–	–	**15.00**
Sekem Holdings will expand the production of organically produced pharmaceutical products, fruits, vegetables, and textiles, also establishing family-owned farms to supply the project.	5.00	–	–	–	–	–	**5.00**
Unipak Nile Limited will convert its original fixed-rate loan with IFC into a variable-rate loan.	0.35	–	–	–	–	–	**0.35**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
Jordan							
Hikma Investment Company, Ltd., a multinational generic pharmaceutical operation, will expand production and research and development facilities.	14.87	–	–	–	–	–	**14.87**
Jordan Training Technology Group Private Shareholding Company Limited will finance Rubicon's animation outsourcing activities.	–	1.00	–	–	–	–	**1.00**
Middle East Complex for Engineering, Electronics, and Heavy Industries PLC will relocate and expand its production capacity, increase its local manufactured content and value added, establish a new joint venture with Haier China, and restructure some of its debt.	19.00	–	–	–	–	–	**19.00**
Pakistan							
ABN AMRO Bank will provide the renewal of a three-year $80 million Pakistan Trade Enhancement Facility (PTEF II) to guarantee documentary letters of credit originated by selected commercial banks.	–	–	–	40.00	–	–	**40.00**
Dewan Salman, a large producer of polyester fiber, will expand operations into specialty fiber production and enhance long-term competitiveness.	30.00	1.00	4.00	–	–	–	**35.00**
Karachi Container Terminal will acquire container handling equipment, build workshops, and undertake a civil works program to improve the container yard.	7.75	–	1.50	–	–	–	**9.25**
Network Leasing will promote access to credit for low-income and underserved segments of the population.	–	–	–	2.02	–	–	**2.02**
Saudi Arabia							
Saudi Orix Leasing Company (SOLC) will issue the first corporate term note in Saudi Arabia and will use the term borrowings to finance the growth of its leasing portfolio.	–	–	–	6.00	–	–	**6.00**
Yemen, Republic of							
Al-Ahlia Mineral Water Company will modernize and upgrade its mineral water bottling plant by installing a more advanced bottling line and bag packing facility.	1.51	–	–	–	–	–	**1.51**

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGMT PRODUCTS	TOTAL FY03 COMMITTED
GLOBAL							
ACCION Investments in Microfinance will capitalize profitable microfinance institutions so that they can reach more people who currently do not have access to financial services.	–	3.00	–	–	–	–	**3.00**
Internationale Micro Investitionen Aktiengesellschaft will receive funding to resolve a rights issue.	–	3.97	–	–	–	–	**3.97**
Internationale Micro Investitionen Aktiengesellschaft will receive capital to increase its market presence.	–	0.61	–	–	–	–	**0.61**
Novica United, Inc. will enable artists in the developing world to increase their standard of living and hire additional workers and also spread the use of technology within their profession.	–	1.50	–	–	–	–	**1.50**

(millions of U.S. dollars)

Technical Assistance & Advisory Projects

FIAS = Foreign Investment Advisory Service
PEP = Private Enterprise Partnership
SME = Small and medium enterprise
TATF = Technical Assistance Trust Funds program

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
SUB-SAHARAN AFRICA			
REGIONAL			
Credit Bureau Program	Fostered development of private credit bureaus to extend credit to underserved segments of the economy, in particular small businesses.	Norway	TATF
New Business Model for AMSCO	Assessed existing AMSCO products and services and trained regional managers to implement new approaches to marketing and sales.	Switzerland	TATF
Textile Sector Study	Sought to help government agencies and the private sector in Kenya, Tanzania, and Uganda expand apparel exports under the U.S. African Growth Opportunity Act.	Switzerland	TATF
Burkina Faso			
Administrative Barriers to Investment	Conducted an administrative and regulatory survey.		FIAS
Cape Verde			
Administrative Barriers to Investment	Implemented previous work on investment promotion strategy and tax and incentives. An action plan has been developed by local stakeholders.		FIAS
Eritrea			
Investment Promotion	Conducted a survey of potential international and diaspora investors to help the government understand their perceptions of the country.		FIAS
Ghana			
Administrative Barriers to Investment	Conducted a survey of existing investors to assess the administrative and regulatory costs of doing business.		FIAS
Community Development Plan	Established a model for sustainable social and economic development in communities where mines are expected to close.	Netherlands	TATF
Local Entrepreneurial Development: Feasibility Study	Helped a food retailer improve the capacity, quality standards, and commercial relationships of local food producers, particularly growers of tropical fruits and vegetables.	Netherlands	TATF

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
Guinea-Bissau Administrative Barriers to Investment	Assessed reforms and assisted the government in developing an action plan.		FIAS
Kenya Insurance Premium Financing: Viability Assessment	Assessed the viability and development of the country's insurance premium financing business.	Ireland	TATF
Kenya Tea Development Agency: Corporate Governance	Developed a corporate governance review for the agency to help strengthen its business practices.	Netherlands	TATF
Railways Privatization	Maximized the developmental impact of the KRC privatization, ensuring that privatization of the railways is sustainable.	Denmark	TATF
Mali Sadiola Gold Mine: Integrated Development Action Plan	Prepared a prototype model for sustainable social and economic development that considered eventual mine closure.	Luxembourg	TATF
Mauritius Water and Sanitation Services	Provided technical assistance for private sector participation in water and sanitation services.	Canada / Italy	TATF
Mozambique South East Africa Tourism Investment Program	Assessed the effectiveness of the program for the private sector and local communities affected by tourism.	Netherlands	TATF
Nigeria Leasing Regulations and Legislation	Assisted the government in creating legislation for development of the domestic leasing industry.	Netherlands / IFC	TATF
Sao Tome and Principe Investment Incentives	Assisted the government by reviewing the proposed tax code.		FIAS
Senegal Administrative Barriers to Investment	Updated an earlier study, giving new impetus to the reform process.		FIAS
Investment Incentives	Assisted the government in implementing FIAS recommendations on taxation.		FIAS

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
Sierra Leone			
Policy: Investment Law	Reviewed the draft investment law, drawing on international best practice.		FIAS
Tanzania			
Institutional Capacity Building of an SME Bank	Brought the bank's operations level up to international banking standards, specifically in credit appraisal, risk management, operational policies, portfolio monitoring, and asset liability management.	Norway	TATF
Zambia			FIAS
Administrative Barriers to Investment	Advised on investment climate and business environment issues related to growth and poverty alleviation.		
Copperbelt SME Development Program	Worked to develop SMEs and build their commercial links with a privatized copper conglomerate.	Canada	TATF
EAST ASIA & THE PACIFIC			
REGIONAL			
Natural Resource Industries	Helped develop training to build capacity in governance and revenue management for the natural resource industries.	New Zealand	TATF
Regional Business Development Services	Analyzed the supply and demand of business development services to the private sector.	Australia	TATF
Cambodia			
Quality Management in Higher Education	Helped Norton University improve its quality management systems and achieve full university status; provided training to faculty and staff.	New Zealand	TATF
China			
Accounting, Auditing, and Training Program	Provided a financial audit training program in international accounting standards, and recommendations on internal control for a necktie and weaving company.	Ireland	TATF
Commercial Bank Technical Assistance	Enhanced international practices of Nanjing City Commercial Bank, specifically in credit/investment management and risk management.	Italy	TATF
Corporate Governance	Assisted in setting standards for asset management companies to follow international best practice in corporate governance.	France	TATF
Financial Review and Advisory Service	Provided advisory assistance and a financial review for Chengdu City Commercial Bank to improve credit and risk management policies.	Norway	TATF
Internal Risk Management System	Assisted the national council for social security funds in formulating policies.	Ireland	TATF
Needs Assessment	Improved efficiency for an agribusiness development company via a needs assessment for a management information system.	Denmark	TATF

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
Private Higher Education: Market Survey	Assessed the situation in private colleges, universities, and vocational training institutions; identified potential investment opportunities.	Sweden	TATF
Privatization of State-Owned Enterprises	Helped to formulate a strategy for privatization at national and local levels.	Australia	TATF
Securities Capacity Building	Helped Citic Securities improve its practices in corporate governance, risk management, and management information systems.	Switzerland	TATF
Sichuan Environment Capacity Building Project	Developed the capacity of consultants and specialists to undertake social, environmental, and health and safety reviews and mitigation work in accordance with international standards.	Denmark	TATF
Solid Waste / Organic Fertilizer	Assisted local farmers in switching from inorganic to organic fertilizer.	Israel	TATF
Indonesia			
Credit Bureau: Feasibility Study	Fostered the development of private credit bureaus, facilitating the extension of credit to previously underserved segments of the population.	New Zealand	TATF
Investment Promotion	Advised on establishment of the proposed National Investment Team, in association with the Asian Development Bank.		FIAS
Supply Chain Linkages	Helped smaller businesses in Kalimantan participate in the supply chain of large firms in the region, focusing on the mining sector.	Ireland	TATF
Malaysia			
Linkages	Evaluated the spillover effects from multinational companies to local suppliers over the past decade.		FIAS
Mongolia			
Investment Policy and Promotion	Provided training for staff from the national investment promotion agency; helped prepare a new investment policy statement.		FIAS
Palau			
Policy: Investment Law	Reviewed a draft implementing regulations on foreign direct investment.		FIAS
Philippines			
Rural and Small Business Finance	Considered the prospect of establishing a rural and small business finance wholesale facility or bank holding company.	Netherlands	TATF
Sustainable Mineral Resources	Improved awareness of sustainable development among stakeholders of the mining industry.	Japan	TATF
Timor-Leste			
Investment Policy	Participated in a World Bank mission to review the environment for private sector investment.		FIAS
Policy: Investment Law	Reviewed a draft investment law.		FIAS

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
Vietnam			
Consumer and Small Business Banking	Helped Asia Commercial Bank and Sacombank develop viable consumer and small business finance operations.	Netherlands / Switzerland	TATF
SOUTH ASIA			
Bangladesh			
Investment Promotion Strategy	Helped the country's board of investment develop its first investment promotion strategy; conducted a strategic planning workshop.		FIAS
Bhutan			
Investment Policy	Assisted with the country's first investment policy decree; helped prepare drafts of rules, regulations, procedures, and criteria.		FIAS
India			
Mortgage Guarantee Products: Market Assessment	Studied how mortgage guarantee companies can estimate the demand for their product, establish a pricing mix, determine eligibility criteria for lenders, and set up standardized loan documents.	Canada	TATF
Small and Medium Education Enterprises: Market Study	Assembled data on enterprises in the states of Madhya Pradesh and Andhra Pradesh to help quantify the size of the market in need of financing and identify the needs for technical assistance.	United Kingdom	TATF
Maldives			
Environmental Management and Sustainable Tourism	Provided environmental impact training to strengthen domestic capacity and management in tourism and commercial sectors.	Japan	TATF
Insurance Industry Legislation	Helped set up viable and transparent legislation for the domestic insurance industry.	Ireland	TATF
Investment Policy and Promotion	Reviewed the existing investment law and implementation guidelines; commented on the current institutional arrangements for investment promotion.		FIAS
EUROPE & CENTRAL ASIA			
REGIONAL			
Administrative Barriers to Investment	Conducted pilot survey of consulting firms, law firms, and accounting and audit firms regarding the experiences of their clients with administrative procedures.		FIAS
Commercializing Energy Efficiency Finance	Helped reduce the financing barriers to investments in energy efficiency projects.	Spain / Finland / USA	TATF
Credit Bureau Development	Fostered the development of private credit bureaus, facilitating the extension of credit to previously underserved segments of the population.	Italy	TATF
European Conservation Farming Initiative	Analyzed the markets, policy, and institutional status for a conservation farming initiative.	Netherlands	TATF

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
Medical Device and Equipment Sector: Investment Opportunities	Studied the medical device sector in Poland and Ukraine, identifying investment opportunities and assessing market segments.	Israel	TATF
Microfinance Legislation	Advised governments on legislation to stimulate microfinance development.	USA	PEP
Public-Private Partnerships for Public Hospitals	Helped implement pilot public-private partnership transactions in public hospitals in Poland and the Slovak Republic.	Austria	TATF
Support for Entrepreneurs - Faculty Development Program	A capacity-building initiative for entrepreneurs in countries covered by SEED: assisted academic faculty in creating training courses and university-level curriculum in areas of entrepreneurship.	Italy	TATF
Albania			
Administrative Barriers Study	Helped the government conduct a regulatory and administrative cost survey among existing firms; provided advice on needed improvements.		FIAS
Albania Power Company	Assisted the government in privatizing the state-owned company.	Greece	TATF
Armenia			
Policy: Investment Law	Reviewed the existing and proposed investment law, based on best practices and previous advice from FIAS.		FIAS
SME Risk Capital Fund	Promoted the development of the SME sector through facilitating enterprise access to term risk capital.	USA	PEP
Azerbaijan			
Corporate Governance Project	Advised and trained companies on corporate governance; advised government on better legislation.	Switzerland	PEP
Leasing Development Project	Promoted new legislation and built local expertise in leasing.	Switzerland / Canada	PEP
Policy: Investment Law	Reviewed a new draft law on investment activity; provided a set of guidelines for drafting in line with international best practices.		FIAS
Belarus			
Business Association Development	Promoted business-friendly policies and equipped entrepreneurs with skills needed in a country with a limited private sector.	Sweden	PEP
Bosnia and Herzegovina			
Administrative Barriers to Investment	Followed up an earlier study; focused on strengthening the dialogue between the public and private sectors and developing a monitoring system to assess the impact of reforms.		FIAS
Bulgaria			
Administrative Barriers to Investment	Updated an earlier study, including a comprehensive business survey of administrative and regulatory costs.		FIAS
Croatia			
Mapping of Small and Medium Enterprises	Developed a small and medium enterprise map of the country to aid analysis of the business environment and identify opportunities for programs.	Austria	TATF

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
Georgia			PEP
Georgia Business Development	Promoted improved legislation and built local expertise in leasing; advised companies on corporate governance; carried out a survey of the SME sector.	Canada	
Latvia			FIAS
Administrative Barriers to Investment	Updated an earlier study and conducted a business survey of administrative and regulatory costs.		
			FIAS
Linkages	Provided policy recommendations to develop the country's knowledge-intensive sectors over the next decade.		
FYR Macedonia			FIAS
Administrative Barriers to Investment	Conducted a study of administrative barriers to investment, including a business survey of administrative and regulatory costs.		
			TATF
HACCP Implementation for Food Processing	Trained smaller businesses in the food processing sector to implement the HACCP food safety procedure.	Greece	
			TATF
Strengthening the Small and Medium Enterprises Department	Strengthened the small and medium enterprises department of the Ministry of Economy, helping implement a strategic plan for development of the sector.	Ireland	
Romania			FIAS
Administrative Barriers to Investment	Helped the government implement an action plan to remove administrative barriers.		
			TATF
National Environment Fund	Improved the finances of the National Environment Fund, enabling environmental protection and remediation projects.	Canada	
			TATF
Secondary Market Legislative Project	Assessed the legislative framework for mortgage bonds and mortgage-backed securities and the need to harmonize with countries in the region.	Canada	
Russian Federation			TATF
Advisory Support on Securitization	Advised public and private sector officials on identifying obstacles in securitization transactions.	United Kingdom	
			TATF / PEP
Banking Sector: Corporate Governance Study	Analyzed the extent to which the country's banks follow corporate governance best practices in internal operations.	Switzerland	
			TATF / PEP
Development of Automotive Component Suppliers	Increased the compatibility and number of automotive component suppliers to Ford assembly plant.	IFC	
			TATF
Development of Finance and Accounting Departments	Helped Stavropolsky Broiler establish a new management information system, train staff, and hire and train a chief financial officer.	Netherlands	
			PEP
Development of Forestry	Promoted sustainable development of forestry; facilitated foreign direct investment.	Finland	
			PEP
Information and Communications Technologies	Provided technical assistance to companies in the offshore programming sector and linked them to counterparts in Western Europe.	Finland	

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
Mobile Telecommunications Market	Examined the mobile telecommunications market, determining financing needed, identifying competitive candidates, and advising on ways to serve the market effectively.	Sweden	TATF
Mortgage-Backed Securities Law	Reviewed the draft mortgage-backed securities law, with the goal of establishing the country's first secondary mortgage company.	Norway	TATF
Northwest Russia Leasing Development	Promoted leasing development in northwestern Russia; matched companies with Western European investors and equipment manufacturers.	Finland	PEP
Private Energy Efficiency Projects	Selected pilot projects for energy efficiency investments, considering market conditions, financing structures, and the regulatory environment.	Netherlands	TATF / PEP
Waste Gas Utilization: Feasibility Study	Determined the viability of capturing waste gas and developing a business based on commercial utilization.	Bavaria	TATF / PEP
Serbia and Montenegro			
Business Plan for a Pharmaceutical Company	Analyzed the business and prepared a sustainable business plan with a related investment program.	Netherlands / Sweden	TATF
Community Development Program	Assisted restructuring of a rubber footware and consumer goods business; supported development of a viable dairy operation.	Sweden	TATF
Establishment of a Polyclinic Hospital	Carried out a technical, market, and commercial assessment of the proposal to establish a polyclinic hospital.	Sweden	TATF
Hotel Business Plan: Feasibility Study	Helped a leading hotel choose a modernization strategy and identify strategic partners.	United Kingdom	TATF
Internet and IT Investment: Survey of Potential	Identified investment opportunities in the internet and IT sector.	Italy	TATF
Oil and Gas Industry: Pre-Privatization and Restructuring	Strengthened the reform agenda of the Serbian government in the energy sector; addressed the need for reorganization.	Italy	TATF
Privatization Agency	Financed a consultant for the capital market center in the privatization agency to assess company portfolios held by the state share fund of Serbia.	Italy	TATF
Privatization of Dr. Simo Milosevic Institute	Helped the government of Montenegro introduce private sector participation into operations of the Dr. Simo Milosevic Institute.	Austria	TATF
Review and Upgrading of Banking Services and Credit Operations	Hired an advisor to reengineer the Vojvodjanksa Banka's credit process and develop a strategy for its credit operations.	Sweden	TATF
Strengthening the Insurance Supervisory Authority	Reviewed the draft legal and regulatory framework for insurance and assisted the government's insurance supervisory services.	Italy	TATF

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
Serbia and Montenegro (continued)			
Support to Privatized Banks	Addressed the need to restructure nonperforming assets, supported preparations for privatization, and provided advisory services.	Sweden	TATF
Tissue Products and Recycled Papers: Market Study	Analyzed the current market for tissue products and potential for development.	Sweden	TATF
Tajikistan			
Creation of a Microfinance Institution: Feasibility Study	Assessed the feasibility of establishing a microfinance bank, focusing on the underserved population of the Ferghana valley.	IFC	TATF
Local Capacity Building: International Standard Audit	Provided training in financial management services to staff members of a consulting firm and its clients.	IFC	TATF
Turkey			
Investment Law Policy	Provided assistance in revising the draft laws on foreign investment and on setting up an investment promotion agency.		FIAS
Investment Promotion	Developed a strategic and institutional framework to improve the environment for foreign direct investment in the country.		FIAS
Ukraine			
Mortgage Securities Law	Drafted a law on mortgage securities, including authorization to issue off-balance sheet, multi-tranche mortgage-backed securities.	United Kingdom	TATF
Small and Medium Enterprise Survey and Policy Development	Analyzed the state of small and medium enterprises and related government policies.	Norway	TATF / PEP
LATIN AMERICA & THE CARIBBEAN			
REGIONAL			
Exit Strategies for SME Venture Capital Funds	Helped Aureos Capital Limited, a global fund manager of private equity funds specializing in SMEs, improve exit opportunities.	Switzerland	TATF
Small Business Development and Training	Increased local business capacity to deliver services and training to small and medium enterprises.	Canada	TATF
Student Financing Programs: Case Studies	Examined student financing programs to determine characteristics that lead to success.	Switzerland	TATF
Colombia			
Distribution Network Assessment	Increased the efficiency of Bavaria de Colombia's distribution system and created a training program.	IFC	TATF
Investment Promotion Strategy	Advised the country's investment promotion agency on international experience in structural arrangements between export and investment promotion.		FIAS

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
Sustainable Microfinance: Feasibility Study	Assessed the feasibility of setting up a commercial microfinance/small business lending facility.	Canada	TATF
Ecuador			
Gas Processing and Power Plant: Business Plan	Prepared a business plan for Amazonia Gas, a private company owned by a confederation of indigenous peoples.	Norway	TATF
Milk Processing and Dairy Marketing	Assisted a dairy company in milk processing and product marketing, including new product development and distribution.	Denmark	TATF
Honduras			
Competition Policy	Reviewed draft legislation to help the government design a best practice framework on competition policy.		FIAS
Strengthening the Horticulture Sector	Recommended a program for capacity building for enterprises in the sector.	Netherlands	TATF
Mexico			
Public-Private Partnerships	Aided the government in implementing a program of public-private partnerships.	IFC	TATF
Wastewater Recycling Plant	Supported the design and implementation of a wastewater recycling plant to provide industrial-grade water for manufacturing.	IFC	TATF
Nicaragua			
Administrative Barriers to Investment	Evaluated and proposed a comprehensive administrative reform program to eliminate barriers to entry.		FIAS
Competition Policy	Assessed the constraints to competition and their impact on competitiveness of the country's economy.		FIAS
Housing Finance Market: Feasibility Study	Analyzed the housing finance system to promote development of the residential housing market.	Canada	TATF
Peru			
Investment Promotion Strategy	Conducted a study to develop a strategic framework for promoting foreign direct investment.		FIAS
Suriname			
Investment Promotion Strategy	Reviewed the government's initiative to create a new investment law and promotion agency.		FIAS

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
MIDDLE EAST & NORTH AFRICA			
REGIONAL			
Algeria and Morocco SME Evaluation	Evaluated the SME sector and proposed interventions to support commercially sustainable initiatives.	Italy	TATF
Primary Housing Finance	Documented the current system and created a specialized lending institution, with the goal of establishing a secondary mortgage market.	Switzerland	TATF
Afghanistan			
Commercial Banking Operations: Feasibility Study	Assessed the need for commercial banking operations with the aim of creating a microfinance bank.	Netherlands	TATF
Microfinance Banking	Provided capacity building to a microfinance bank, focusing on the shortage of trained staff, limited physical infrastructure, and social issues.	Norway	TATF
Algeria			
Foreign Direct Investment	Cosponsored a survey of potential foreign investors from three Western European countries, focusing on constraints to private sector development in Algeria.		FIAS
Investment Climate	Identified the policy and regulatory constraints affecting the country's investment climate and recommended specific changes.		FIAS
Microfinance Sector Assessment	Assessed the microfinance sector for the North Africa Enterprise Development facility.	Italy	TATF
Jordan			
Hospital Sector Investment: Opportunities Study	Provided an overview of the health care sector, with emphasis on identifying investment opportunities.	Sweden	TATF
Policy: Investment Law	Reviewed a draft investment law.		FIAS
Kuwait			
Administrative Barriers to Investment	Assessed impediments to investment and provided recommendations for change.		FIAS
Foreign Direct Investment	Helped draft a new bylaw on foreign direct investment and provided recommendations on automating fiscal incentives and information on screening and licensing.		FIAS
Lebanon			
Insurance Regulatory Framework	Helped implement supervisory procedures so international standards are met and helped build organizational capacity in the insurance sector.	Canada	TATF

PROJECT	PROJECT DESCRIPTION	DONOR	PROGRAM
Pakistan			
Administrative Barriers Study	Identified the steps needed to complete an investment approval and create a legally established business.	USA	TATF
Credit Bureau Development	Aided the development of Datacheck, a credit bureau, to expand service and attract a strategic partner.	New Zealand	TATF
Secondary Mortgage Market: Feasibility Study	Examined establishing a secondary mortgage market and helped the government identify steps to improve the affordability and availability of funds.	USA	TATF
Saudi Arabia			
Administrative Barriers to Investment	Examined foreign direct investment as a tool to address the cyclical nature of the economy and the problem of unemployment.		FIAS
Syrian Arab Republic			
Modern Insurance Law	Drafted an updated law to govern the activities of private sector insurance companies.	Sweden	TATF
Tunisia			
Investment Incentives	Assessed the tax system and incentive regimes.		FIAS
GLOBAL			
Credit Bureau Program	Fostered the development of private credit bureaus, facilitating the extension of credit to previously underserved segments of the population.	IFC	TATF
Electronics Manufacturing: Global Strategy	Defined a role for subsectors of the industry, focusing on a positive economic and developmental impact.	Canada / Switzerland	TATF
Environmental and Social Guidelines	Helped develop IFC's environmental and social performance technical guidelines.	Denmark	TATF
IT Industry in India and China	Assessed drivers of performance growth in information technology manufacturing and services in these countries.	Norway	TATF
Strengthening Business Associations	Delivered training and technical support to business associations in Cambodia, Nigeria, South Africa, and Vietnam.	Denmark	TATF

Executive Boards

APPENDIX A GOVERNORS AND ALTERNATES As of June 30, 2003

Member	Governor	Alternate
Afghanistan	Ashraf Ghani	Anwar Ul-Haq Ahady
Albania	Kastriot Islami	Fatos Ibrahimi
Algeria	Abdellatif Benachenhou	Abdelhak Bedjaoui
Angola	Ana Dias Lourenco	Job Graca
Antigua and Barbuda	Lester B. Bird	Asot A. Michael
Argentina	Roberto Lavagna	Alfonso de Prat-Gay
Armenia	Vahram Nercissiantz	Karen Chshmarityan
Australia	Peter Costello	Chris Gallus
Austria	Karl-Heinz Grasser	Thomas Wieser
Azerbaijan	Elman Siradjogly Rustamov	Farhad Aliyev
Bahamas, The	James H. Smith	Ruth R. Millar
Bahrain	Abdulla Hassan Saif	Zakaria Ahmed Hejres
Bangladesh	M. Saifur Rahman	Mirza Tasadduq Hussain Beg
Barbados	Owen S. Arthur	Grantley W. Smith
Belarus	Andrei V. Kobyakov	Anatoly I. Sverzh
Belgium	Didier Reynders	Guy Quaden
Belize	Said W. Musa	Sydney J. Campbell
Benin	Bruno Amoussou	Lazare Sehoueto
Bolivia	Javier Comboni Salinas	Roberto Camacho
Bosnia and Herzegovina	Adnan Terzic	Mila Gadzic
Botswana	Baledzi Gaolathe	Serwalo S.G. Tumelo
Brazil	Antonio Palocci Filho	Henrique de Campos Meirelles
Bulgaria	Milen Veltchev	Bojidar Lubenov Kabaktchiev
Burkina Faso	Jean Baptiste Compaore	Etienne Yameogo
Burundi	Athanase Gahungu	Dieudonne Nintunze
Cambodia	Keat Chhon	Ouk Rabun
Cameroon	Martin Okouda	Daniel Njankouo Lamere
Canada	John Manley	Leonard M. Good
Cape Verde	Carlos Augusto Duarte Burgo	Victor A.G. Fidalgo
Central African Republic	Alexis Ngomba	Clement Eregani
Chad	Djimrangar Dadnadji	Mahamat Ali Hassan
Chile	Nicolas Eyzaguirre	Mario Marcel
China	Jin Renqing	Jin Liqun
Colombia	Alberto Carrasquilla	Santiago Montenegro Trujillo
Comoros	Younoussa Imani	Moindjie Saadi
Congo, Democratic Republic of	Andre-Philippe Futa	Jean-Claude Masangu Mulongo
Congo, Republic of	Rigobert Roger Andely	Pierre Moussa
Costa Rica	Alberto Dent Zeledon	Francisco de Paula Gutierrez
Côte d'Ivoire	Bohoun Bouabre	Boniface Britto
Croatia	Mato Crkvenac	Josip Kulisic
Cyprus	Markos Kyprianou	Christos Patsalides
Czech Republic	Bohuslav Sobotka	Oldrich Dedek
Denmark	Per Stig Moller	Carsten Staur
Djibouti	Yacin Elmi Bouh	Simon Mibrathu
Dominica	Swinburne Lestrade	Ambrose M.J. Sylvester
Dominican Republic	Jose Lois Malkun	Felix Calvo
Ecuador	Mauricio Pozo Crespo	Gilberto Pazmino Arias
Egypt, Arab Republic of	Medhat Hassanein	Faiza Abulnaga
El Salvador	Juan Jose Daboub	Luz Maria Serpas de Portillo
Equatorial Guinea	Antonio Nve Nseng	Miguel Edjang Angue
Eritrea	Berhane Abrehe	Martha Woldegiorghis
Estonia	Tonis Palts	Renaldo Mandmets
Ethiopia	Sufian Ahmed	Mekonnen Manyazewal
Fiji	Jone Yavala Kubuabola	Tevita Banuve
Finland	Antti Kalliomaki	Paula Lehtomaki
France	Francis Mer	Jean-Pierre Jouyet

GOVERNORS AND ALTERNATES (continued)

Country	Governor	Alternate
Gabon	Casimir Oye-Mba	Christian Bongo
Gambia, The	Famara L. Jatta	Dodou B. Jagne
Georgia	Mirian Gogiashvili	Giorgi Gachechiladze
Germany	Heidemarie Wieczorek-Zeul	Caio K. Koch-Weser
Ghana	Yaw Osafo-Maafo	Grace Coleman
Greece	Nikolaos Christodoulakis	Vasilis Rapanos
Grenada	Anthony Boatswain	Timothy Antoine
Guatemala	Eduardo Humberto Weymann Fuentes	Lizardo Arturo Sosa Lopez
Guinea	Cheick Ahmadou Camara	Cellou Dalein Diallo
Guinea-Bissau	Rui Duarte Barros	Verissimo Paulino Nancassa
Guyana	Bharrat Jagdeo	Saisnarine Kowlessar
Haiti	Faubert Gustave	Venel Joseph
Honduras	Arturo Alvarado	Maria Elena Mondragon de Villar
Hungary	Csaba Laszlo	Jozsef Thuma
Iceland	Halldor Asgrimsson	Geir Hilmar Haarde
India	Jaswant Singh	Subbaraman Narayan
Indonesia	Boediono	Hartadi A. Sarwono
Iran, Islamic Republic of	Thamaseb Mazaheri-Khorzani	Mohammad Khazaee Torshizi
Iraq	Issam Rashid Hwaish	Hashim Ali Obaid
Ireland	Charlie McCreevy	Tom Considine
Israel	David Klein	Ohad Marani
Italy	Antonio Fazio	Lorenzo Bini Smaghi
Jamaica	Omar Lloyd Davies	Wesley George Hughes
Japan	Masajuro Shiokawa	Toshihiko Fukui
Jordan	Bassem I. Awadallah	Hala Bsaiso Lattouf
Kazakhstan	Alexander Sergeyevich Pavlov	Kayrat N. Kelimbetov
Kenya	David Mwiraria	Joseph Mbui Magari
Kiribati	Beniamina Tinga	Tebwe Ietaake
Korea, Republic of	Jin-Pyo Kim	Seung Park
Kuwait	Mohammad Sabah AlSalem AlSabah	Bader Meshari Al-Humaidhi
Kyrgyz Republic	Bolot Abildaev	Kubat Abduldaevich Kanimetov
Lao People's Democratic Republic	Chansy Phosikham	Phouphet Khamphounvong
Latvia	Valdis Dombrovskis	Aigars Kalvitis
Lebanon	Fuad A.B. Siniora	Marwan Hemadeh
Lesotho	M.C. Mphutlane	T.J. Ramotsoari
Liberia	Roland Massaquoi	Charles R. Bright
Libya	Alojeli Abdel Salam Breeni	Ali Ramadan Shnebsh
Lithuania	Dalia Grybauskaite	Arvydas Kregzde
Luxembourg	Luc Frieden	Jean Guill
Macedonia, former Yugoslav Republic of	Petar Gosev	Dimko Kokaroski
Madagascar	Zaza Manitranja Ramandimbiarison	Davida Rajaon
Malawi	Friday Jumbe	Bingu Wa Mutharika
Malaysia	Mahathir Mohamad	Samsudin Hitam
Maldives	Fathulla Jameel	Adam Maniku
Mali	Bassary Toure	Marimantia Diarra
Marshall Islands	Brenson S. Wase	Smith Michael
Mauritania	Abdellahi Ould Cheikh-Sidia	Mohamed Ould El Abed
Mauritius	Khushhal Chand Khushiram	Ayub Hussein Nakhuda
Mexico	Francisco Gil Diaz	Agustin Carstens
Micronesia, Federated States of	John Ehsa	Sebastian L. Anefal
Moldova	Zinaida Grecianii	Dumitru Ursu
Mongolia	Chultem Ulaan	Ochirbat Chuluunbat
Morocco	Fathallah Oualalou	Abderrazak El Mossadeq
Mozambique	Adriano Afonso Maleiane	Manuel Chang
Myanmar	Hla Tun	Than Nwe

Namibia	Immanuel Ngatjizeko	Carl-Hermann G. Schlettwein
Nepal	Prakash Chandra Lohani	Bhanu Prasad Acharya
Netherlands	Hans Hoogervorst	Agnes Van Ardenne
New Zealand	Michael Cullen	John Whitehead
Nicaragua	Eduardo Montealegre Rivas	Mario Alonso Icabalceta
Niger	Ali Badjo Gamatie	Maliki Barhouni
Nigeria	Adamu Ciroma	Thelma Amata Iremiren
Norway	Hilde Frafjord Johnson	Olav Kjorven
Oman	Ahmed Bin Abdulnabi Macki	Mohammed bin Nasser Al-Khasibi
Pakistan	Shaukat Aziz	Waqar Masood Khan
Palau	Casmir Remengesau	Lawrence Alan Goddard
Panama	Norberto Delgado Duran	Domingo Latorraca
Papua New Guinea	Bart Philemon	Koiari Tarata
Paraguay	Alcides Jimenez Q.	Jose Ernesto Buttner
Peru	Javier Silva Ruete	Richard Webb
Philippines	Jose Isidro N. Camacho	Rafael B. Buenaventura
Poland	Leszek Balcerowicz	Andrzej S. Bratkowski
Portugal	Manuela Ferreira Leite	Francisco Esteves de Carvalho
Romania	Mihai Nicolae Tanasescu	Emil Iota Ghizari
Russian Federation	Viktor Khristenko	German O. Gref
Rwanda	Donald Kaberuka	Celestin Kabanda
St. Kitts and Nevis	Denzil Douglas	Wendell Everton Lawrence
St. Lucia	Kenny D. Anthony	Trevor Brathwaite
Samoa	Misa Telefoni Retzlaff	Hinauri Petana
Saudi Arabia	Ibrahim A. Al-Assaf	Hamad Al-Sayari
Senegal	Abdoulaye Diop	Cheikh Hadjibou Soumare
Serbia and Montenegro	Miroslav Ivanisevic	Bozidar Djelic
Seychelles	Jeremie Bonnelame	Alain Butler-Payette
Sierra Leone	Joseph B. Dauda	Samura Kamara
Singapore	Lee Hsien Loong	Lim Siong Guan
Slovak Republic	Ivan Miklos	Elena Kohutikova
Slovenia	Dusan Mramor	Irena Sodin
Solomon Islands	Snyder Rini	Shadrach Fanega
Somalia	(vacant)	(vacant)
South Africa	Trevor Andrew Manuel	Mandisi Bongani Mpahlwa
Spain	Rodrigo de Rato Figaredo	Juan Costa Climent
Sri Lanka	Kairshasp Nariman Choksy	Charitha Ratwatte
Sudan	El Zubair Ahmed El Hassan	Sabana Ibrahim Jambo
Swaziland	Guduza Dlamini	Musa D. Fakudze
Sweden	Gunnar Lund	Jan O. Karlsson
Switzerland	Joseph Deiss	Micheline Calmy-Rey
Syrian Arab Republic	Ghassan El-Rifai	Mohamad Bittar
Tajikistan	Safarali Najmuddinov	Akram Suleymanov
Tanzania	Abdallah Omar Kigoda	Gray S. Mgonja
Thailand	Suchart Jaovisidha	Somchainuk Engtrakul
Togo	M'Ba Legzim	Mewunesso Baliki Pini
Tonga	Siosiua T.T. 'Utoikamanu	'Aisake V. Eke
Trinidad and Tobago	Patrick Manning	Conrad Enill
Tunisia	Mohamed Nouri Jouini	Abdelhamid Triki
Turkey	Ibrahim H. Canakci	Aydin Karaoz
Turkmenistan	Ymamdurdy Gandymov	(vacant)
Uganda	Gerald M. Ssendaula	C. M. Kassami
Ukraine	Mykola Azarov	Valeriy Khoroshkovskiy
United Arab Emirates	Hamdan bin Rashid Al-Maktoum	Mohammed Khalfan Bin Khirbash
United Kingdom	Valerie Amos	Gordon Brown
United States	John W. Snow	Alan P. Larson
Uruguay	Ariel Davrieux	Isaac Alfie
Uzbekistan	Rustam S. Azimov	(vacant)
Vanuatu	Sela Molisa	Jeffery Wilfred
Venezuela, República Bolivariana de	Jorge Giordani	Tobias Nobrega Suarez
Vietnam	Le Duc Thuy	Phung Khac Ke
Yemen, Republic of	Ahmed Mohamed Sofan	Anwar Rizq Al-Harazi
Zambia	David S. Diangamo	Mukuka L.N. Zimba
Zimbabwe	Herbert M. Murerwa	Leonard Ladislas Tsumba

APPENDIX B DIRECTORS AND ALTERNATES AND THEIR VOTING POWER As of June 30, 2003

Director	Alternate Director	Casting Votes of	Total Votes	Percent of Total
Appointed				
Carole Brookins	Robert B. Holland, III	United States	569,629	23.70
Yuzo Harada	Masanori Yoshida[a]	Japan	141,424	5.88
Eckhard Deutscher	Eckhardt Biskup	Germany	129,158	5.37
Pierre Duquesne	Emmanuel Moulin[b]	France	121,265	5.05
Tom Scholar	Rosemary B. Stevenson	United Kingdom	121,265	5.05
Elected				
Kurt Bayer (Austria)	Gino Alzetta (Belgium)	Austria, Belarus, Belgium, Czech Republic, Hungary, Kazakhstan, Luxembourg, Slovak Republic, Slovenia, Turkey	125,221	5.21
Franco Passacantando (Italy)	Helena Cordeiro (Portugal)	Albania, Greece, Italy, Portugal	98,866	4.11
Chander Mohan Vasudev (India)	Akbar Ali Khan (Bangladesh)	Bangladesh, India, Sri Lanka	98,264	4.09
Per Kurowski (Rep. Bol. de Venezuela)	Maria Jesus Fernandez (Spain)	Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Spain, Venezuela (República Bolivariana de)	97,478	4.06
Marcel Masse (Canada)	Sharon Weber (Jamaica)	Antigua and Barbuda, The Bahamas, Barbados, Belize, Canada, Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and Nevis, St. Lucia	92,944	3.87
Finn Jønck (Denmark)	Inkeri Hirvensalo (Finland)	Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Sweden	86,693	3.61
Ad Melkert (Netherlands)	Tamara Solyanyk (Ukraine)	Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Georgia, Israel, Macedonia (former Yugoslav Republic of), Moldova, Netherlands, Romania, Ukraine	86,515	3.60
Alexey G. Kvasov (Russian Federation)	Eugene Miagkov (Russian Federation)	Russian Federation	81,592	3.39
Amaury Bier (Brazil)	Gil S. Beltran (Philippines)	Brazil, Colombia, Dominican Republic, Ecuador, Haiti, Panama, Philippines, Trinidad and Tobago	75,980	3.16
Neil F. Hyden[c] (Australia)	Dong-Soo Chin[d] (Rep. of Korea)	Australia, Cambodia, Kiribati, Korea (Republic of), Marshall Islands, Micronesia (Federated States of), Mongolia, New Zealand, Palau, Papua New Guinea, Samoa, Solomon Islands, Vanuatu	73,309	3.05
Alieto Guadagni (Argentina)	Alfonso C. Revollo (Bolivia)	Argentina, Bolivia, Chile, Paraguay, Peru, Uruguay	64,144	2.67
Pietro Veglio (Switzerland)	Jakub Karnowski (Poland)	Azerbaijan, Kyrgyz Republic, Poland, Serbia and Montenegro, Switzerland, Tajikistan, Turkmenistan, Uzbekistan	62,601	2.60
Rapee Asumpinpong (Thailand)	Hadiyanto (Indonesia)	Fiji, Indonesia, Lao People's Democratic Republic, Malaysia, Myanmar, Nepal, Singapore, Thailand, Tonga, Vietnam	59,912	2.49
Louis K. Kasekende (Uganda)	J. Mills Jones (Liberia)	Angola, Botswana, Burundi, Eritrea, Ethiopia, The Gambia, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Nigeria, Seychelles, Sierra Leone, South Africa, Sudan, Swaziland, Tanzania, Uganda, Zambia, Zimbabwe	58,873	2.45
Tanwir Ali Agha (Pakistan)	Sid Ahmed Dib (Algeria)	Afghanistan, Algeria, Ghana, Iran (Islamic Republic of), Iraq, Morocco, Pakistan, Tunisia	46,377	1.93
Mahdy Ismail Aljazzaf (Kuwait)	Mohamed Kamel Amr (Arab Republic of Egypt)	Bahrain, Egypt (Arab Republic of), Jordan, Kuwait, Lebanon, Libya, Maldives, Oman, Syrian Arab Republic, United Arab Emirates, Yemen (Republic of)	34,079	1.42
Yahya Abdulla M. Alyahya (Saudi Arabia)	Abdulrahman M. Almofadhi (Saudi Arabia)	Saudi Arabia	30,312	1.26
Zhu Guangyao (China)	Wu Jinkang (China)	China	24,750	1.03
Paulo F. Gomes (Guinea-Bissau)	Louis Philippe Ong Seng (Mauritius)	Benin, Burkina Faso, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Congo (Democratic Republic of), Congo (Republic of), Côte d'Ivoire, Djibouti, Equatorial Guinea, Gabon, Guinea, Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius, Niger, Rwanda, Senegal, Togo	22,947	.96

Note: In addition to the foregoing list, the following Alternate Directors also served after October 31, 2002: Maria Teresa S. Habitan (Philippines), to January 30, 2003; Nguyen Doan Hung (Vietnam), to February 14, 2003; Jerzy Hylewski (Poland), to May 14, 2003; Ahmed Sadoudi (Algeria), to January 24, 2003.

Note: Somalia (333 votes) did not participate in the 2002 Regular Election of Directors, and its votes are not included in the above report.
a. To be succeeded by Toshio Oya (Japan) effective July 7, 2003.
b. To be succeeded by Anthony Requin (France) effective July 8, 2003.
c. To be succeeded by John Austin (New Zealand) effective August 1, 2003.
d. To be succeeded by Terry O'Brien (Australia) effective July 23, 2003.

APPENDIX C

IFC ORGANIZATIONAL CHART


BOARD OF GOVERNORS
BOARD OF DIRECTORS
James D. Wolfensohn
President
Ngozi Okonjo-Iweala
Vice President & Corporate Secretary[2]
Peter L. Woicke
Managing Director WBG
Executive Vice President, IFC
Meg Taylor
Compliance Advisor/ Ombudsman[1]
Joseph O'Keefe
Manager
Corporate Relations Unit
Gavin Murray
Director, Environment & Social Development
Declan J. Duff
Director
Municipal Fund
William E. Stevenson
Director
Operations Evaluation Group
Michael Klein
Vice President
Private Sector Development & IFC Chief Economist[3]
Assaad J. Jabre
Vice President
Operations
Farida Khambata
Vice President
Portfolio & Risk Management
Dorothy H. Berry
Vice President
Human Resources & Administration
Carol F. Lee
Vice President
Legal
Nina Shapiro
Vice President
Finance
Neil Roger
Director, Investment Climate Dept & General Manager FIAS[4]
Harold Rosen
Director
Small & Medium Enterprises[4]
Mohsen Khalil
Director, Global Information & Communication Technologies[4,5]
Rashad-Rudolf Kaldany
Director
Oil, Gas, Mining & Chemicals[4,5]
Bernard Sheahan
Director
Operational Strategy
(Vacant)
Director, Privatization Transaction Advisory Group
Motoharu Fujikura
Director
Tokyo Office
Jean-Paul Pinard
Director
Agribusiness
Karl Voltaire
Director, Global Financial Markets
Richard Ranken
Director, Global Manufacturing & Services
Guy Ellena
Director
Health & Education
Francisco Tourreilles
Director
Infrastructure
Teresa Barger
Director, Private Equity & Investment Funds
Haydée Celaya
Director
Sub-Saharan Africa
Javed Hamid
Director
East Asia & the Pacific
Dimitris Tsitsiragos
Director
South Asia
Edward A. Nassim
Director
Central & Eastern Europe
Khosrow K. Zamani
Director, Southern Europe & Central Asia
Bernard Pasquier
Director, Latin America & the Caribbean
Sami Haddad
Director
Middle East & North Africa
Allen F. Shapiro
Director, Controller's & Budgeting
Guy-Pierre de Poerck
Chief Information Officer
Corporate Business Informatics
Marc Babin
Director, Corporate Portfolio Mangement
Paul Hinchey
Director
Credit Review
Avi Hofman
Senior Manager
Financial Operations
Lakshmi Shyam-Sunder
Associate Director, Risk Management & Financial Policy
Jyrki Koskelo
Director
Special Operations
Udayan Wagle
Director
Trust Funds
Jennifer Sullivan
General Counsel & Director
(Vacant)
Director
Resource Mobilization

1 Vice presidential rank, serves same role for MIGA
2 Jointly IFC and World Bank
3 Joint IFC and World Bank vice presidency reporting to Peter Woicke
4 Joint IFC-World Bank department
5 Also reports to World Bank vice president for Infrastructure

President[1]	James D. Wolfensohn
Executive Vice President[2]	Peter L. Woicke
Vice President and Corporate Secretary[3]	Ngozi Okonjo-Iweala
Compliance Advisor/Ombudsman[3]	Meg Taylor
Vice President, Legal	Carol F. Lee
Vice President, Human Resources and Administration	Dorothy H. Berry
Vice President, Operations	Assaad J. Jabre
Vice President, Portfolio and Risk Management	Farida Khambata
Vice President, World Bank/IFC Private Sector Development and IFC Chief Economist	Michael Klein
Vice President, Finance	Nina Shapiro

Regional Departments

Sub-Saharan Africa

Director (Johannesburg)	Haydée Celaya
Regional Manager, East Africa (Nairobi)	Saleem Karimjee
Regional Manager, West Africa (Abidjan)	Saran Kebet-Koulibaly
Country Manager, Nigeria (Lagos)	Andrew Alli
Country Manager, Cameroon (Douala)	Mohamadou Diop
Manager, Business Development	Jean Philippe Prosper

East Asia and Pacific

Director (Hong Kong)	Javed Hamid
Manager, Business Development (Hong Kong)	Timothy Krause
Manager, Business Development (Hong Kong)	Azmat Taufique
Country Manager, China and Mongolia (Beijing)	Karin Finkelston
Country Manager, Indonesia (Jakarta)	German Vegarra
Country Manager, Philippines (Manila)	Vipul Bhagat
Country Manager, Thailand (Bangkok)	Michael Higgins
Country Manager, Vietnam (Hanoi)	Deepak Khanna
Manager, Strategy and Coordination	Amitava Banerjee

South Asia

Director	Dimitris Tsitsiragos
Country Manager, India (New Delhi)	Vipul C. Prakash
Head, Strategy and Coordination	Neil Gregory

Central and Eastern Europe

Director (Moscow)	Edward Nassim
Director, Private Enterprise Partnership (Moscow)	Christian Grossmann
Manager, Strategy and Coordination	Kutlay Ebiri

Southern Europe and Central Asia

Director (Istanbul)	Khosrow Zamani
Manager (Istanbul)	Sita Ramaswami
Manager (Istanbul)	Sujata Lamba
Manager (Istanbul)	Vincent Rague

Latin America and the Caribbean

Director (Rio de Janeiro)	Bernard Pasquier
Country Manager, Brazil (São Paulo)	Wolfgang Bertelsmeier
Country Manager, Colombia (Bogotá)	Paolo Martelli
Country Manager, Mexico & Central America (Mexico City)	Manuel Núñez
Manager, Business Development	Marcos Brujis
Manager, Strategy and Coordination	Toshiya Masuoka

Middle East and North Africa

Director (Cairo)	Sami Haddad
Associate Director, General Business Development	Abdelkader H. Allaoua
Country Manager, Pakistan	Farid Dossani
Head, Strategy and Coordination	Peggy Henderson

Industry Departments

Agribusiness

Director	Jean-Paul Pinard
Senior Manager, Portfolio and Credit Review	Macadou N'Daw
Manager, New Investments	Oscar Chemerinski

Global Financial Markets

Director	Karl Voltaire
Director, Portfolio	Mary Ellen Iskenderian
Portfolio Manager, Africa (Johannesburg)	Alain Soulard
Portfolio Manager, Asia	Loy Pires
Portfolio Manager, Europe	Ritva Laukkanen
Portfolio Manager, LAC	Serge Devieux
Portfolio Manager, MENA	M. Rohil Hafeez
Manager, Banking and Financial Group, Asia/Africa/MENA	Shidan Derakhshani
Manager, Banking and Financial Products Group, LAC/Europe	Mark Alloway
Manager, Financial Markets Transaction Group	Georgina Baker
Manager, Housing Finance	Pamela Lamoreaux
Manager, Micro Finance	S. Aftab Ahmed

Global Information and Communication Technologies[4]

Director	Mohsen Khalil
Manager, Portfolio and Credit Review	Joseph Solan
Manager, New Investments	Stephanie von Friedeburg
Manager, Internet Group	Ravi Vish

Global Manufacturing and Services

Director	Richard Ranken
Associate Director, Sector Group I & Global Corporate Finance	Jerome Sooklal
Associate Director, Global Portfolio	Michael Essex
Senior Portfolio Manager, Europe	Robin Glantz
Portfolio Manager, Africa	Colin Warren
Portfolio Manager, LAC	Stanley Greig
Manager, Sector Group II	Sujoy Bose
Manager, Global Transaction Group	Stephanie Miller Freymann

Health and Education

Director	Guy Ellena
Manager, Business Development	Shilpa Patel

Infrastructure

Director	Francisco Tourreilles
Senior Manager, Transport Services	Ravinder Bugga
Manager, New Investments	Darius Lilaoonwala
Manager, Portfolio and Credit Review	Apinya Suebsaeng
Manager, Portfolio and Credit Review	Paul Baribeau
Manager, Infrastructure	Amnon Mates
Manager, Utilities	Usha Rao-Monari

Oil, Gas, Mining, and Chemicals[4]

Director	Rashad-Rudolf Kaldany
Senior Manager, Mining	Kent E. Lupberger
Manager, Oil and Gas	Somit Varma
Manager, Chemicals	Lance Crist
Manager, Portfolio and Credit Review	Kalada Harry

Private Equity and Investment Funds

Director	Teresa C. Barger
Manager, Portfolio Operations	(vacant)

Small and Medium Enterprise[5]

Director	Harold Rosen
Associate Director	Shahbaz Mavaddat
Manager	Max Aitken
Manager	Thomas Davenport

Trust Funds

Director	Uday Wagle
Manager	Mariko Higashi

Project Development Facilities

Africa Project Development Facility (APDF)

Associate Director (Johannesburg)	Nkosana Moyo
Regional Manager (Johannesburg)	Jesper Kjaer
Regional Manager (Nairobi)	Mischek Ngatunga
Regional Manager (Abidjan)	Henri Rabarijohn
Regional Manager (Accra)	Modou Badara Njie

China Project Development Facility (CPDF)

General Manager (Chengdu)	Eric Siew

SouthAsia Enterprise Development Facility (SEDF)

General Manager (Dhaka)	Anil Sinha

Indonesia Enterprise Development Facility (IEDF)

General Manager (Bali)	Chris Richards

LAC Facility

General Manager	(Vacant)
Program Manager	Anita Bhatia

Mekong Project Development Facility (MPDF)

General Manager (Hanoi)	Mario Fischel
Regional Manager (Laos/Cambodia)	Adam Sack
Regional Manager (Ho Chi Minh City)	Robert Webster

North Africa Enterprise Development (NAED)

Program Manager (Cairo)	Antoine Courcelle-Labrousse
Program Manager (Algiers)	Houria Sammari
Program Manager (Rabat)	Joumana Cobein

South Pacific Project Facility (SPPF)

General Manager (Sydney)	Denise Aldous

Southeast Europe Enterprise Development (SEED)

General Manager (Sarajevo)	Alex Paine

Departments

Controller's and Budgeting

Director	Allen F. Shapiro
Senior Manager, Budgeting	Richard J. Moss
Manager, Financial Reporting and Accounting Policy	Paul B. Bravery
Manager, Internal Controls and Special Projects	Nicholas Pardoe
Senior Adviser, Loss Provisioning	Guy A. de Clercq

Corporate Business Informatics

Chief Information Officer	Guy-Pierre de Poerck
Manager, Development and Informatics	Wajdi Bustani
Manager, Business Informatics	Paul Standen

Corporate Portfolio Management

Director	Marc Babin
Head/Equity and Portfolio Management	Sebastian Thiriez

Corporate Relations

Manager	Joseph O'Keefe

Credit Review

Director	Paul Hinchey
Associate Director	Sakdiyiam Kupasrimonkol
Chief Credit Officer	Mun Fui Wong
Chief Credit Officer	Eduardo Abello
Chief Credit Officer	Mamta Shah
Chief Credit Officer	Maria DaG. Domingues
Chief Credit Officer	Vincent Polizatto

Environment and Social Development

Director	Gavin Murray
Manager, Environmental Markets Group	Louis Boorstin
Manager, Project Support Group	William Bulmer
Manager, Insurance Services Group	Merunisha Ahmid
Manager, Market Development	Imoni Akpofure

Financial Operations

Senior Manager	Avi Hofman
Manager, Loan and Equity Operations Support	Soon-Wan Ooi
Manager, Treasury Operations Support	Isaku Higa

Human Resources and Administration

Vice President	Dorothy H. Berry
Associate Director, HR Development	Esteban Altschul
Manager, Compensation and Policy Implementation	Jean Bradier
Human Resources Team Manager	Eva Mennel
Human Resources Team Manager	Anne Sahl
Manager, Facilities and Administration	Geoffrey A. Willing

Legal Department

Vice President and General Counsel	Carol F. Lee
General Counsel	Jennifer Sullivan
Chief Counsel	Fernando Cabezas
Chief Counsel, Finance	Victoria C. Choy
Chief Counsel	David Harris
Chief Counsel	Eduardo A. Hernandorena
Chief Counsel	David McLean
Chief Counsel	Christian Philip
Chief Counsel	George Springsteen

Operations Evaluation Group[6]

Director	William E. Stevenson

Operational Strategy Group

Director	Bernard Sheahan

Resource Mobilization

Director	(vacant)
Manager, B-Loan Management	Mary Elizabeth Ward

Risk Management and Financial Policy Unit

Associate Director	Lakshmi Shyam-Sunder

Treasury

Manager, Funding Operations	John Borthwick
Manager, Liquid Assets and Cash Management	Mark Spindel
Manager, Client Products and Asset Liability Management	Shanker Krishnan
Manager, Applications Development Group	Takehisa Eguchi
Chief, Structured Finance	Lee Meddin

Other

Director, Tokyo Office (Japan)	Motoharu Fujikura
Special Representative in Europe (Paris)	Arthur Levi
Special Representative in Europe (Frankfurt)	Oltmann G. Siemens

Municipal Fund

Director	Declan J. Duff

Private Sector Advisory Services

Director, Investment Climate Department and General Manager, FIAS	Neil Roger
Manager, Foreign Investment Advisory Services	(vacant)
Manager, Monitoring and Analysis Group	(vacant)
Regional Manager (Sydney)	(vacant)
Lead Economist	Frank J. Lysy

Privatization Transaction Advisory Group

Director	(vacant)
Manager, Privatization Policy and Transactions	Denise Leonard
Manager, Privatization Policy and Transactions	David Donaldson

Special Operations Group

Director	Jyrki Koskelo

1 These officers hold the same position in IBRD.
2 Also serves as Managing Director for the World Bank, with responsibility for Private Sector Development across the Bank Group.
3 Reports directly to James D. Wolfensohn.
4 Reports to IBRD Vice President, Infrastructure, as well as IFC Vice President, Operations and IFC Vice President, Portfolio and Risk Management on portfolio matters.
5 Reports to IFC Vice President, Operations as well as to World Bank/IFC Vice President, Private Sector Development and IFC Chief Economist.
6 Reports directly to Director General, Operations Evaluation, IBRD and to IFC Executive Vice President.

APPENDIX E IFC FIELD REPRESENTATIVES AND CONTACTS

Country	City	Name	Title
Albania	Tirana	Elira Sakiqi	Country Officer
Albania (SEED)	Tirana	Anila Bashllari	Program Coordinator
Algeria (NAED)	Algiers	Houria Sammari	Program Manager
Argentina	Buenos Aires	Yolande Duhem	Country Manager
Armenia	Yerevan	Nerses Karamanukyan	Sr. Projects Officer
Australia (FIAS)	Sydney	Andrew Proctor	Regional Manager
Australia (SPPF)	Sydney	Denise Aldous	General Manager
Azerbaijan	Baku	Aliya Nuriyeva	Program Coordinator
Bangladesh	Dhaka	Hafeezuddin Ahmad	Country Manager
Bangladesh (SEDF)	Dhaka	Anil Sinha	General Manager
Belarus	Minsk	Ivan Ivanov	Project Manager
Bolivia	La Paz	Paolo Martelli	Country Manager
Bosnia & Herzegovina	Sarajevo	Sita Ramaswami	Country Manager
Bosnia & Herzegovina (SEED)	Banja Luka	Stevo Topalovic	Business Development Officer
Bosnia & Herzegovina (SEED)	Sarajevo	Alex Paine	General Manager
Brazil	Rio de Janeiro	Bernard Pasquier	Director
Brazil	São Paulo	Wolfgang Bertelsmeier	Country Manager
Bulgaria	Sofia	Sujata Lamba	Country Manager

Country	City	Name	Title
Cambodia (MPDF)	Phnom Penh	Adam Sack	Regional Manager
Cameroon	Douala	Mohamadou Diop	Country Officer
Cameroon (APDF)	Douala	David Ashiagbor	Business Development Officer
Chile	Santiago	Yolande Duhem	Country Manager
China	Hong Kong	Javed Hamid	Director
China	Beijing	Karin Finkelston	Country Manager
China (CPDF)	Chengdu	Eric Siew	General Manager
Colombia	Bogotá	Paolo Martelli	Country Manager
Côte d'Ivoire	Abidjan	Saran Kebet-Koulibaly	Regional Manager
Côte d'Ivoire (AMSCO)	Abidjan	Fatma Hervieu-Wane	Regional Manager
Côte d'Ivoire (APDF)	Abidjan	Henri E. Rabarijohn	Regional Manager
Croatia	Zagreb	Roberto Albisetti	Country Manager
Czech Republic	Prague	Charles van der Mandele	Head of Special Operations
Dominican Republic	Santo Domingo	Salem Rohana	Regional Representative
Egypt, Arab Republic of	Cairo	Sami Haddad	Director
Egypt, Arab Republic of (NAED)	Cairo	Antoine Courcelle-Labrousse	Program Manager
France	Paris	Arthur Levi	Special Representative for Europe
Georgia	Tbilisi	Anna Akhalkatsi	Program Coordinator
Germany	Frankfurt	Oltmann Siemens	Special Representative for Europe
Ghana (AMSCO)	Accra	Tidiane Traore	Acting Regional Manager
Ghana (APDF)	Accra	Modou Badara Njie	Regional Manager
Guatemala	Guatemala City	Manuel E. Núñez	Country Manager
Hong Kong	Hong Kong	Javed Hamid	Regional Director
India	Mumbai	(Vacant)	
India	New Delhi	Dimitris Tsitsiragos	Director
Indonesia	Jakarta	German Vegarra	Country Manager
Indonesia (IEDF)	Bali	Christopher Richards	General Manager
Japan	Tokyo	Motoharu Fujikura	Director
Kazakhstan	Almaty	Gorton De Mond	Regional Representative
Kazakhstan	Almaty	Valerian Khagay	Country Officer
Kenya	Nairobi	Saleem Karimjee	Regional Manager
Kenya (AMSCO)	Nairobi	Edward Greene	Regional Manager
Kenya (APDF)	Nairobi	Mischeck Ngatunga	Regional Manager
Kyrgyz Republic	Bishkek	Goulnoura Djouzenova	Country Officer
Lao PDR (MPDF)	Vientiane	Adam Sack	Regional Manager
FYR Macedonia (SEED)	Skopje	Lene Mikkelsen	Program Coordinator
Mauritius (AMSCO)	Port-Louis	Henri E. Rabarijohn	Regional Manager
Mexico	Mexico D.F.	Manuel E. Núnez	Country Manager
Moldova	Chisinau	Roberto Albisetti	Country Manager (based in Belgrade)
Morocco (NAED)	Rabat	Joumana Cobein	Program Manager
Nepal	Kathmandu	Sudhir Mittal	Resident Representative
Netherlands (AMSCO)	Amsterdam	Nkosana Moyo	Managing Director
Nigeria	Lagos	Andrew Alli	Country Manager
Nigeria (AMSCO)	Lagos	Ronke Osikoya	Project Officer
Nigeria (APDF)	Lagos	Olatunde Akande	Business Development Officer
Pakistan	Islamabad	Farid Dossani	Country Manager
Papua New Guinea	Port Moresby	James Hasu	Business Development Officer
Paraguay	Asunción	Yolande Duhem	Country Manager
Philippines	Manila	Vipul Bhagat	Country Manager
Poland	Warsaw	Mary Lystad	Senior Investment Officer
Romania	Bucharest	Ana Maria Mihaescu	Chief of Mission
Russian Federation	Moscow	Edward Nassim	Director
Russian Federation (PEP)	Moscow	Christian Grossmann	Director
Senegal	Dakar	Marième D. Travaly	Country Officer
Serbia & Montenegro	Belgrade	Roberto Albisetti	Chief of Mission
South Africa	Cape Town	Henning Amelung	Principal Investment Officer
South Africa (APDF)	Cape Town	Hosain Khan	Business Development Officer
South Africa	Johannesburg	Haydee Celaya	Director
South Africa (APDF)	Johannesburg	Nkosana Moyo	Associate Director
Sri Lanka	Colombo	Sanjiva Senanayake	Country Manager
Tajikistan	Dushanbe	Olim Khomidov	Investment Officer
Thailand	Bangkok	Michael Higgins	Country Manager
Trinidad & Tobago	Port of Spain	Kirk Ifill	Regional Representative
Turkey	Istanbul	Khosrow Zamani	Regional Director
Turkey	Istanbul	Sujata Lamba	Country Manager
Ukraine	Kiev	Elena Voloshina	Program Officer
Uruguay	Montevideo	Yolande Duhem	Country Manager
Uzbekistan	Tashkent	Elbek Rikhsiyev	Country Officer
Vietnam	Hanoi	Deepak Khanna	Country Manager
Vietnam, MPDF	Hanoi	Mario Fischel	General Manager
Vietnam, MPDF	Ho Chi Minh City	Robert Webster	Regional Manager
West Bank & Gaza	Jerusalem	(Vacant)	
Zimbabwe (AMSCO)	Harare	Abraham Lanor	Regional Manager

Headquarters
2121 Pennsylvania Avenue, N.W.
Washington, DC 20433, U.S.A.
Telephone: (202) 473-9331
Fax: (202) 974-4384

Albania, Tirana
Rruga Deshmoret e 4 Shkurtit
Vila. 34
Tirana, Albania
Telephone: (+355) 230-016/7
Fax: (+355) 240-590

Argentina, Buenos Aires
Bouchard 680, piso 11°
Torre Fortabat
1106 Buenos Aires, Argentina
Telephone: (54-11) 4114-7200
Fax: (54-11) 4312-7184

Armenia, Yerevan
Republic Square
9 V. Sargsyan Str.
Yerevan 375010, Armenia
Telephone: (374-1) 545-241/242/243
Fax: (374-1) 599-545

Australia, Sydney (FIAS)
Level 18, CML Building
GPO Box 1612
14 Martin Place
Sydney, NSW 2000, Australia
Telephone: (61-2) 9223-7773
Fax: (61-2) 9223-2533

Azerbaijan, Baku
91-95 Mirza Mansur Str.,
Icheri Sheher
Baku 370 004, Azerbaijan
Telephone: (994-12) 921-941/
922-807
Fax: (994-12) 921-479/ 926-873

Bangladesh, Dhaka
c/o World Bank
3A Paribagh
Dhaka 1000, Bangladesh
Telephone: (880-2) 861-1056/69;
966-9301/4495
Fax: (880-2) 861-7521

Belarus, Minsk
6ª, 3rd floor Partizansky Prospekt
Minsk 220033, Belarus
Telephone: (375-172) 197-811;
281-779
Fax: (375-172) 227-440

Bolivia, La Paz
Calle Fernando Guachalla No. 342
Edificio Victor, Piso 9
La Paz, Bolivia
Telephone: (591-2) 244-3133
Fax: (591-2) 212-5065

Bosnia and Herzegovina, Sarajevo
H. Kresevljakovica 19
71000 Sarajevo
Bosnia and Herzegovina
Telephone: 387-(0) 33 440-293
Fax: 387-(0) 33 440-108

Brazil, Rio de Janeiro
Rua Redentor, 14-Ipanema
Rio de Janeiro – 22421-030, Brazil
Telephone: (55-21) 2525-5850
Fax: (55-21) 2525-5879

Brazil, São Paulo
Av. Roque Petroni Junior, 999
8th Floor, Rooms 81/82
04707-910 São Paulo SP, Brazil
Telephone: (55-11) 5185-6888
Fax: (55-11) 5181-8252

Bulgaria, Sofia
36 Dragan Tzankov Blvd.
World Trade Center /INTERPRED
1057 Sofia, Bulgaria
Telephone: (359-2) 9697-225
Fax: (359-2) 9697-333

Cameroon, Douala
96 rue Flatters
Suite 305
B.P. 4616
Douala, Cameroon
Telephone: (237 342-8033/9451
Fax: (237) 342-8014

China, Beijing
9th Floor, Tower B
Fuhua Mansion
8 Chaoyangmen Beidajie
Dongcheng District
Beijing 100 027, PR China
Telephone: (86-10) 6554-4191
Fax: (86-10) 6554-4192

China, Hong Kong
Suite 1107, Asia Pacific
Finance Tower
Citibank Plaza
3 Garden Road Central
Hong Kong
Telephone: (852) 2509 8100
Fax: (852) 2509 9363

Colombia, Bogotá
Corporación Financiera Internacional
Cra. 7 No. 71-21 Torre A, Piso 16
Bogotá, Colombia
Telephone: (571) 326-2085
Fax: (571) 317-4380

Côte d'Ivoire, Abidjan
Corner of Booker Washington &
Jacques Aka Streets Cocody
01 B.P. 1850 Abidjan-01
Côte d'Ivoire
Telephone: (225) 2240-0400/6550
Fax: (225) 2244-4483

Croatia, Zagreb
Trg. J.F. Kennedya 6b/III
Zagreb 10000, Croatia
Telephone: (385-1) 238-7236
Fax: (385-1) 238-7233

Czech Republic, Prague
Na Rybnicku 5
12000 Prague, Czech Republic
Telephone: (420-2) 9636-8400
Fax: (420-2) 9636-8410

Dominican Republic, Santo Domingo
Calle Virgilio Diaz Ordoñez #36
esq. Gustavo Mejía Ricart
Edificio Mezzo Tempo, Suite 401
Santo Domingo, Dominican Republic
Telephone: (809) 566-6815
Fax: (809) 566-7746

Egypt, Cairo
World Trade Center Bldg.
1191 Corniche El Nil, Boulac
Cairo, Egypt
Telephone: (20-2) 579-
9900/6565/5353
Fax: (20-2) 579-2211

France, Paris
66, avenue d'Iéna
75116 Paris, France
Telephone: (33-1) 4069-3060
Fax: (33-1) 4720-7771

Georgia, Tbilisi
5a, 1st Drive, Chavchavadze Ave
Tbilisi, Georgia 380 079
Telephone: (995-32) 913 096,
912 689, 912 659
Fax: (995-32) 913 478,
913 480

Germany, Frankfurt
Bockenheimer Landstrasse 109
60325 Frankfurt am Main, Germany
Telephone: (49-69) 7434-8230
Fax: (49-69) 7434-8239

Guatemala, Guatemala City
13 Calle 3-40, Zona 10
Edificio Atlantis, 14 Nivel
Guatemala City 01010, Guatemala
Telephone: (502) 367-2275
Fax: (502) 366-9851

India, Mumbai
Godrej Bhavan, 3rd Floor
Murzban Road
Fort, Mumbai 400 001, India
Telephone: (91-22) 5665-2000
Fax: (91-22) 5665-2001

India, New Delhi
No. 1, Panchsheel Marg, Chanakyapuri
New Delhi 110 021, India
Telephone: (91-11) 2611-1306
Fax: (91-11) 2611-1281

Indonesia, Jakarta
Jakarta Stock Exchange Bldg.
Tower 2, 13th Floor
Jl. Jenderal Sudirman Kav. 52-53
Jakarta 12190, Indonesia
Telephone: (62-21) 5299-3001
Fax: (62-21) 5299-3002

Japan, Tokyo
10th Floor, Fukoku Seimei Building
2-2-2, Uchisaiwai-cho, Chiyoda-ku
Tokyo 100-0011, Japan
Telephone: (81-3) 3597-6657
Fax: (81-3) 3597-6698

Kazakhstan, Almaty
41, Kazybek Bi Street, 4th Floor
Almaty 480100, Republic of
Kazakhstan
Telephone: (7-3272) 980-580
Fax: (7-3272) 980-581/4

Kenya, Nairobi
Hill Park Building
Upper Hill
P.O. Box 30577
Nairobi, Kenya
Telephone: (254-20) 260-300/400,
260-340
Fax: (254-20) 260-383

Korea, Seoul
11th Floor, Youngpoong Building
Chongro-ku
Seoul 110-110, Korea
Telephone: (82-2) 399-0905/6
Fax: (82-2) 399-0915

Kyrgyz Republic, Bishkek
214 Moskovskaya Street
720 010 Bishkek, Kyrgyz Republic
Telephone: (996-312) 610-650
Fax: (996-312) 610-356/481

Mexico, Mexico City
Prado Sur 240, Suite 402
Lomas de Chapultepec
Del. Miguel Hidalgo
Mexico D.F., 11000, Mexico
Telephone: (52-55) 5520-6191
Fax: (52-55) 5520-5659

Mongolia, Ulaanbaatar
11-A Peace Avenue
Ulaanbaatar 210 648, Mongolia
Telephone: (976-11) 312-694
Fax: (976-11) 312-696

Nepal, Kathmandu
c/o World Bank
Yak & Yeti Hotel Complex
GPO Box 798
Kathmandu, Nepal
Telephone: (977-1) 268-123;
439-571
Fax: (977-1) 223-443

Nigeria, Lagos
Maersk House
Plot 121 Louis Solomon Close
Off Ahmadu Bello Way
Victoria Island, Lagos, Nigeria
Telephone: (234-1) 262-6455/64
Fax: (234-1) 262-6465/66

Pakistan, Islamabad
20 A, Shahrah-e-Jamhuriat Ramna 5
(G5/1) Islamabad
Pakistan
Telephone: (92-51) 227-9631/32/33
Fax: (92-51) 282-4166

Philippines, Manila
11th Floor, Tower One
Ayala Triangle, Ayala Avenue
Makati 1226, Manila, Philippines
Telephone: (63-2) 848-7333/38
Fax: (63-2) 848-7339

Poland, Warsaw
Warsaw Financial Center
Emilii Plater 53, 9th Floor
00-113 Warsaw, Poland
Telephone: (48-22) 520-6100
Fax: (48-22) 520-6101

Romania, Bucharest
83, Dacia Boulevard, Sector 2
Bucharest, Romania
Telephone: (40-21) 211-2866/
201-0365/201-0366
Fax: (40-21) 201-0364/
211-3141

Russian Federation, Moscow
36, bld. 1, 3d floor, Bolshaya
Molchanovka
103069 Moscow, Russia
Telephone: (7-095) 411 7555
Fax: (7-095) 411 7556

Senegal, Dakar
3 Place de l'Independance
SDIH Building, 7th Floor
B.P. 3296
Dakar, Senegal
Telephone: (22-1) 849-5049/
849-5047
Fax: (22-1) 849-5044/823-7993

South Africa, Cape Town
1 Thibault Square
Long Street
Cape Town 8001, South Africa
P.O. Box 2452, Cape Town 8000
Telephone: (27-21) 418-7180
Fax: (27-21) 418-7183

South Africa, Johannesburg
Oxford Gate, Hyde Lane Manor
Hyde Lane, Hyde Park
Johannesburg, South Africa
P.O. Box 41283, Craighall 2024
Telephone: (27-11) 341-9000
Fax: (27-11) 325-0582

Sri Lanka, Colombo
C/o The World Bank
DFCC Bldg., 2nd Floor
73/5 Galle Road
Colombo 3, Sri Lanka
Telephone: (94-1) 448-070 ext. 325/ (94-75) 561-325
Fax: (94-1) 471-536

Tajikistan, Dushanbe
105 Rudaki Avenue,
Dushanbe, Tajikistan
Telephone: (992-372) 210-756/ 210-381/ 216-743
Fax: (992-372) 510-042

Thailand, Bangkok
17th Floor
Diethelm Tower A
93/1 Wireless Road
Bangkok 10330, Thailand
Telephone: (66-2) 650-9253/8
Fax: (66-2) 650-9259

Trinidad and Tobago, Port of Spain
The Mutual Center
16 Queen's Park West
Port of Spain, Trinidad and Tobago
Telephone: (868) 628-5074
Fax: (868) 622-1003

Turkey, Istanbul
Is Kuleleri
Kule 2 – KAT 3
34330 - Levent
Istanbul, Turkey
Telephone: (90-212) 282-4001
Fax: (90-212) 282-4002

Ukraine, Kiev
4 Bogomoltsa Ulitsa, 5th Floor
Kiev 01024, Ukraine
Telephone: (380-44) 253-0539
Fax: (380-44) 490-5830

United Kingdom, London
4 Millbank
London SW1P 3JA, U.K.
Telephone: (44-20) 7222-7711
Fax: (44-20) 7976-8323

Uzbekistan, Tashkent
107B Amir Temur St. Tashkent
700084
Business Center Floor: 15C
World Bank Country Office, Uzbekistan
Telephone: (998 71) 1385950
Fax: (998 71) 1385951/ 1385952

Vietnam, Hanoi
7th Floor, 63 Ly Thai To, Hoan Kiem
Hanoi, Vietnam
Telephone: (84-4) 934-2282
Fax: (84-4) 934-2289

West Bank and Gaza
P.O. Box 54842
Jerusalem, Israel
Telephone: (972-2) 236-6517/6500
Fax: (972-2) 236-6521

APPENDIX G PROJECT DEVELOPMENT FACILITIES

Africa Project Development Facility (APDF)

Cameroon, Douala
96 rue Flatters
Third Floor. Citibank Building
P.O. Box 4616
Douala, Cameroon
Telephone: (237) 428-033
Fax: (237) 428-014

Côte d'Ivoire, Abidjan
Immeuble CCIA, 17th Floor
01 B.P. 8669
Abidjan-01, Côte d'Ivoire
Telephone: (225) 2021-9697/2303
Fax: (225) 2021-6151

Ghana, Accra
No. 150A, Roman House
Roman Ridge
P.O. Box CT 2638 Cantonments
Accra, Ghana
Telephone: (233-21) 778 109
Fax: (233-21) 774-961

Kenya, Nairobi
International House
Mama Ngina Street
P.O. Box 46534
Nairobi, Kenya
Telephone: (254-2) 217-370
Fax: (254-2) 339-121

Nigeria, Lagos
Maersk House
Plot 121 Louis Solomon Close
Off Ahmadu Bello Way
Victoria Island, P.O. Box 127
Marina, Lagos, Nigeria
Telephone: (234-1) 262-6455-64
Fax: (234-1) 262-6465-66

Senegal, Dakar
Telephone: (221) 849 5049
(225) 07 854 123

South Africa, Cape Town
13th Floor 1 Thibault Square
Long Street PO Box 2452
Cape Town 8000, South Africa
Telephone: (27-21) 418-7177/7220
Fax: (27-21) 418-7183

South Africa, Johannesburg
Grosvenor Gate
Hyde Park Lane, Hyde Park 2196
P.O. Box 411552, Craighall 2024
Johannesburg, South Africa
Telephone: (27-11) 341-9030
Fax: (27-11) 325-0729

China Project Development Facility

China, Chengdu
R. 2716 27th Floor,
Minxing Financial Tower
No. 88, Tidu Street
Chengdu, Sichuan Province
P.R. China 610016
Telephone: (86-28) 8676-6622
Fax: (86-28) 8676-7362

Indonesia Enterprise Development Facility

Telephone: (62-361) 265 350
Fax: (62-361) 265 352

Mekong Project Development Facility (MPDF)

Cambodia, Phnom Penh
#113 Norodom Blvd.
Sangkat Chaktomuk PO Box 1115
Phnom Penh, Cambodia
Telephone: (855-23) 210-922
Fax: (855-23) 215-157

Lao PDR, Vientiane
Nehru Road, Pathou Xay
P.O. Box 9690
Vientiane, Lao PDR
Telephone: (856 21) 450 017-9
Fax: (856 21) 450 020

Vietnam, Hanoi
7th Floor, 63 Ly Thai To,
Hanoi, Vietnam
Telephone: (84-4) 824-7892
Fax: (84-4) 824-7898

Vietnam, Ho Chi Minh City
Unit 3B
Somerset Chancellor Court
21-23 Nguyen Thi Minh Khai Str.
Ho Chi Minh City, Vietnam
Telephone: (84-8) 823-5266-70
Fax: (84-8) 823-5271

North Africa Enterprise Development

Algeria, Algiers
19, Rue Emile Marquis
(Djenane El Malik)
16035 Hydra – Algiers, Algeria
Telephone: (213-21) 548 010
Fax: (213-21) 54-95-82

Egypt, Cairo
1191, Corniche El Nil St.
WTC 19th Floor, Boulac
Cairo, Egypt
Telephone: (20-2) 579 6468/5812
Fax: (20-2) 579 6447

Morocco, Rabat
7, Rue larbi Ben Abdellah
Rabat – Souissi, Morocco
Telephone: (212-37) 652 479
Fax: (212-37) 652 893

SouthAsia Enterprise Development Facility

Bangladesh, Dhaka
United House
10 Gulshan Avenue
Dhaka 1212, Bangladesh
Telephone: (8802) 986 1714-6
Fax: (8802) 989 4744

Southeast Europe Enterprise Development

Headquarters – Bosnia and Herzegovina
Hamdije Kresevljakovica 19/IV
33000 Sarajevo
Bosnia and Herzegovina
Telephone: (387-33) 251 555
Fax: (387-33) 217 762

Albania, Tirana
Deshmoret e 4 Shkurtit, No. 34
Sky Tower, 8th Floor
Tirana, Albania
Telephone: (355-4) 231 401
Fax: (355-4) 231 260

Bosnia and Herzegovina, Banja Luka
Vase Pelagica 12
51000 Banja Luka, Bosnia and Herzegovina
Telephone: (387-51) 319-680
Fax: (387-51) 319-683

Kosovo, Pristina
Tirana-str. N-35
Prístina, Kosovo
Telephone: (381-38) 549-459
Fax: (381-38) 549-780

FYR Macedonia, Skopje
Ulica Makedonija 9-11/III
1000 Skopje, FYR Macedonia
Telephone: (389-2) 223-306
Fax: (389-2) 223-298

Yugoslavia, Belgrade
Kneginje Zorke 96-98
11000 Belgrade, Yugoslavia
Telephone: (381-11) 3023-750
Fax: (381-11) 3023-740

South Pacific Project Facility (SPPF)

Australia, Sydney
Level 18, CML Building
14 Martin Place
Sydney, NSW 2000, Australia
Telephone: (61-2) 9223-7773
Fax: (61-2) 9223-2533

Papua New Guinea, Port Moresby
Level 2, AON House
MacGregor Street, P.O. Box 192
Port Moresby NCD
Papua New Guinea
Telephone: (675) 320-2088
Fax: (675) 320-2144

APPENDIX H PARTICIPANTS IN LOAN SYNDICATIONS SIGNED IN FY 2003

ABB Export Bank
ABN AMRO Bank NV

Baden-Wuerttembergische Bank AG
Banco Bilbao Vizcaya Argentaria, S.A.
Banco Comercial Portugues SA
Banco de Sabadell S.A.
Banco Espirito Santo SA
Banco Itaú Europa, S.A.
Banco Santander Central Hispano
Bank of America NA
Bank of Montreal
Bank of Nova Scotia
Bank of Tokyo-Mitsubishi Ltd.
Bank Leumi le-Israel BM
BankBoston NA
Barclays Bank PLC
Bayerische Landesbank Girozentrale

Caixa de Aforros de Vigo, Ourense e Pontevedera (CAIXANOVA)
Caixa Geral de Depósitos SA
Caja General de Ahorros de Canarias
Caterpillar Financial Services Corporation
Citibank NA
CoBank, ACB
Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
Credit Agricole Indosuez
Crédit Lyonnais

Den norske Bank ASA
Deutsche VerkehrsBank AG

Erste Bank der oesterreichischen Sparkassen AG

Fortis Bank NV/SA

Hamburgische Landesbank-Girozentrale
HVB Group

ING Group
International Finance Participation Trust Management Inc. (IFPT)

JP Morgan Chase & Co.

KBC Bank NV

Landesbank Baden-Wurttemberg
Landesbank Schleswig-Holstein Girozentrale

Mizuho Corporate Bank, Ltd.

Natexis Banques Populaires
National City Bank
Nederlandse Financierings- Maatschappij voor Ontwikkelingslanden NV (FMO)
Nordea AB (pub)

Raiffeisen Zentralbank Oesterreich AG

Société Générale
Standard Chartered Bank
State Bank of India

UFJ Bank Limited

Wachovia Bank N.A.
WD Power Investment Limited Partnership
WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG
WestLB AG

ACRONYMS, NOTES, AND DEFINITIONS

Acronyms

ADB	Asian Development Bank
AEF	Africa Enterprise Fund
AfDB	African Development Bank
AMSCO	African Management Services Company
APDF	Africa Project Development Facility
CAO	Compliance Advisor/Ombudsman
EBRD	European Bank for Reconstruction and Development
FDI	foreign direct investment
FIAS	Foreign Investment Advisory Service
FY	fiscal year
GDP	gross domestic product
GEF	Global Environment Facility
GHG	greenhouse gas
IBRD	International Bank for Reconstruction and Development
ICSID	International Centre for Settlement of Investment Disputes
IDA	International Development Association
IFC	International Finance Corporation
IMF	International Monetary Fund
IT	information technology
MENA	Middle East and North Africa
MIGA	Multilateral Investment Guarantee Agency
MPDF	Mekong Private Sector Development Facility
OECD	Organization for Economic Cooperation and Development
NGO	nongovernmental organization
OEG	Operations Evaluation Group
PEP	Private Enterprise Partnership
PSAS	Private Sector Advisory Services
SEDF	SouthAsia Enterprise Development Facility
SEED	Southeast Europe Enterprise Development
SME	small and medium enterprise
TATF	Technical Assistance Trust Funds
WTO	World Trade Organization

Notes and Definitions

A-loan and B-loan. A single loan agreement between the borrower and IFC normally stipulates the full amount of financing to be provided by IFC and the participating institutions. The IFC loan may be in two portions: (1) the A-loan is IFC's own portion, funded with IFC's own resources and subject to its agreed loan terms; (2) the B-loan is funded by participants on terms that may differ from those of IFC.

Approvals are equity and quasi-equity investments, guarantees, loans, syndicated loans, and risk management products approved by the Board of Directors.

Commitments include (1) signed loan and equity (including quasi-equity) investment agreements; (2) signed guarantee agreements; and (3) risk management facilities that are considered ready for execution as evidenced by a signed ISDA agreement or a signed risk management agreement with a client.

Disbursements are loans and investments paid out.

The fiscal year at IFC runs from July 1 to June 30. Thus, FY03 began on July 1, 2002, and ended on June 30, 2003.

Investment amounts are given in U.S. dollars, regardless of the currencies of the investment. Investment amounts in non-U.S.-dollar currencies are revalued on the ending day of the month in which they are approved.

On-lending is the process of lending funds from IFC's own sources through intermediaries, such as local banks.

Participants and IFC fully share the commercial credit risks of projects, but because IFC is the lender of record, participants receive the same tax and country risk benefits that IFC derives from its special status as a multilateral financial institution.

Quasi-equity instruments incorporate both loan and equity features, which are designed to provide varying degrees of risk/return trade-offs that lie between those of straight loan and equity investments.

Rounding of numbers may cause totals to differ from the sum of individual figures in some tables.

The World Bank includes IBRD and IDA.

The World Bank Group includes IBRD, IDA, IFC, MIGA, and ICSID.

PROJECT MANAGER & EDITOR:
Paul McClure

CORPORATE RELATIONS CONTRIBUTORS:
Joseph O'Keefe, Manager
Dana Lane, Chief of Publications
Ariadne Garscadden, Information Assistant
Stephan Beauchesne, Information Officer (Web)
Anna Bottiglieri, Editor (Web)
Declan Heery, Consultant
Shona Hurpaul, Intern
Lore Lawrence, Information Analyst

PRIMARY IFC STAFF CONTRIBUTORS:
Rosemarie Abad
Philippe Ahoua
Teresa Andaya
Anthony Aylward
Deborah Barry
Louis Boorstin
John Borthwick
Paul Bravery
Nicholas Burke
Omar Chaudry
Julia Chiperfield
Michael Dompas
David Donaldson
Kutlay Ebiri
James Emery
Neil Gregory
Alison Harwood
Kerry Hemond
Peggy Henderson
Brigid Holleran
Genoveva Izurieta
Lisa Kaestner
Jung Lim Kim
Gjergj Konda
Rachel Kyte
Irina Likhacheva
Toshiya Masuoka
Junko Oikawa
Kaikham Onedamdy
Lory Camba Opem
Harry Pastuszek
Sérgio Pimenta
Fereshteh Raissian
Randall Riopelle
Brian Samuel
Ellen Schwab
Stoyan Tenev
William V. Todd
Wai-Keen Wong
Rob Wright
Linda Young
Damla Zeybel

TRANSLATION:
Arabic: Al-Ahram Center for Translation & Publishing, Cairo
Chinese: China Financial & Economic Publishing, Beijing
French & Spanish: World Bank Translation Division, Washington, DC
Russian: Isdatelstvo VES MIR, Moscow

DESIGN:
Supon Design Group/MHI Communications, Washington, DC

PRINTING:
Schmitz Press, Sparks, MD

PHOTOGRAPHY:
Carlos Goldin, Focus/Latin Stock
Anvar Ilyasov & Valeriy Kharitonov, Panos
Breton Littlehales
Richard Lord
Staff of IFC

innovation impact sustainability

IFC's COMMITMENT

At IFC our mandate is to further sustainable economic development through the private sector. We pursue this goal through innovative solutions to the challenges of development, as we invest in companies and financial institutions in emerging markets and as we help build business skills. We consider positive development impact an integral part of good business, and we focus much of our effort on the countries with the greatest need for investment. We recognize that economic growth is sustainable only if it is environmentally and socially sound and helps improve the quality of life for those living in developing countries.

THE IFC ANNUAL REPORT ON THE WEB, www.ifc.org/ar2003, is a companion to this printed edition. It provides easy navigation and downloading of data related to IFC investment projects.



INTERNATIONAL FINANCE CORPORATION
2121 Pennsylvania Avenue, NW
Washington, DC 20433 USA

TELEPHONE 202-473-3800
FACSIMILE 202-974-4384

www.ifc.org www.ifc.org/ar2003

ISBN 0-8213-5652-6

PRINTED WITH SOY-BASED INKS

Information Statement

International Finance Corporation




IFC
INTERNATIONAL FINANCE CORPORATION

The International Finance Corporation ("IFC" or the "Corporation") intends from time to time to issue its notes, bonds, structured debt securities or other evidences of indebtedness ("Securities"), with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters that may resell them in public offerings or otherwise, or they may be sold by IFC, either directly or through agents.

In connection with the sale of Securities issued under IFC's medium-term notes programs at any particular time, the aggregate principal amount, maturity, interest rate(s) or method for determining such rate(s), interest payment dates, redemption premium (if any), purchase price to be paid to IFC, provisions for redemption or other special terms, form and denomination of such Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents as well as other relevant information will be set forth in a prospectus, offering circular or information memorandum for such programs or in related offering documents.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements, Note A-Summary of Significant Accounting and Related Polices, Translation of Currencies and (2) all information is given as of June 30, 2003.

AVAILABILITY OF INFORMATION

IFC will provide additional copies of this Information Statement to the public upon request and without charge. Written or telephone requests should be directed to IFC's principal office at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433, Attention: Treasury Department, Tel: (202) 458-9230. IFC's financial statements and other information filed with the U.S. Securities and Exchange Commission (the "Commission") may also be inspected at the offices of the Commission at Room 1026, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material may be obtained from the Public Reference section of the Commission at the above address at prescribed rates.

Recipients of this Information Statement should retain it for future reference, as it is intended that each prospectus, offering circular, information memorandum or other offering document will refer to this Information Statement for a description of IFC, its operations and financial status.

September 16, 2003

SUMMARY INFORMATION

Except as otherwise indicated, all data are as of June 30, 2003.

The International Finance Corporation ("IFC" or the "Corporation") is an international organization, established in 1956 to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (the "World Bank"), the International Development Association ("IDA"), and the Multilateral Investment Guarantee Agency ("MIGA"). It is a legal entity separate and distinct from the World Bank, IDA and MIGA with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of the World Bank. The obligations of IFC are not obligations of, or guaranteed by, the World Bank or any government.

IFC is considered the most experienced supranational organization providing financing and financial services to the private sector in developing countries that are members of IFC. It combines the characteristics of a multilateral development bank with those of a private financial institution. As of June 30, 2003, IFC's entire share capital was held by 175 member countries. As of June 30, 2003, member countries of the Organization for Economic Cooperation and Development (OECD) held 70.5% of the voting power of IFC. The five largest of IFC's 175 shareholders are the United States (24.12% of the total voting power), Japan (5.98%), Germany (5.46%), United Kingdom (5.13%), and France (5.13%). Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans. The financial strength of IFC is based principally on the quality of its loan and equity portfolio, its substantial paid-in capital and reserves, and low debt to equity ratio, the size of its liquid assets, its diversified earnings base and its consistent profitability.

Basis of Preparation of the Corporation's Financial Statements. The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States (US GAAP). The Corporation has traditionally prepared one set of financial statements and footnotes, complying with both US GAAP and International Financial Reporting Standards (IFRS or IAS). However, due to material differences between US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), which became effective for the Corporation on July 1, 2000, and its counterpart in IAS, IAS No. 39, *Financial Instruments Recognition and Measurement*, which became effective for the Corporation on July 1, 2001, it is no longer possible for the Corporation to satisfy the requirements of both US GAAP and IAS via one set of financial statements. IFC is actively monitoring developments related to accounting standards and the primary basis for preparation of its financial statements, all with a view to the necessary systems and controls to manage its various lines of business. IFC plans to resume presentation of its financial statements using IAS by the year ending June 30, 2007. Unless stated otherwise, discussions of financial performance herein refer to operating income, which excludes the effects of adopting SFAS No. 133. The effects of SFAS No. 133 on net income are discussed in Results of Operations.

Investment Products. As of June 30, 2003, IFC's disbursed and outstanding loan and equity investment portfolio ("disbursed investment portfolio") amounted to United States dollars ("US dollars" or "$") 12.0 billion. Loans represented 77% and equities 23% of the disbursed investment portfolio. The portfolio is diversified by country, region, industry, sector and project type. Credit risks are shared with other private sector investors as IFC does not generally provide financing for its own account for more than 25% of project cost. IFC's disbursed equity plus quasi-equity investments (net of reserves) may not exceed 100% of its net worth. IFC applies stringent lending and equity investment criteria; projects are appraised on their technical, managerial, financial, and economic merits. Generally, IFC loans are priced on a market basis and equity investment decisions are similarly made based on risk-reward considerations.

Liquid Assets. As of June 30, 2003, the fair value of IFC's liquid assets portfolio (net of associated derivative instruments and securities lending activities) amounted to $13.0 billion, down from $14.5 billion at June 30, 2002. IFC's liquid assets plus undrawn borrowings from the World Bank are sufficient to cover all of IFC's undisbursed loan and equity commitments. IFC's liquidity policy requires IFC to keep at all times the sum of its liquid assets and undrawn borrowings from the World Bank sufficient to cover at least 65% of its estimated net cash requirements for the next three years. The Corporation's liquid assets comprise highly rated fixed and floating rate instruments issued or unconditionally guaranteed by governments, government agencies and instrumentalities, multilateral organizations and AAA-rated corporate issuers, including mortgage-and asset-backed securities. Liquid Assets also includes time deposits and other unconditional obligations of banks and financial institutions, together with associated derivative instruments pertaining to such obligations.

Borrowings. IFC raises virtually all of the funds for its lending and equity investment activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with the World Bank. IFC diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost effectiveness. Since it began borrowing directly from the international capital markets in 1985, IFC has raised the equivalent of $38.3 billion involving 29 currencies. As of June 30, 2003, IFC's outstanding borrowings totaled $17.3 billion, including $0.1 billion from the World Bank. In addition, IFC undertakes a substantial volume of currency and interest rate swap transactions to convert its market borrowings into variable-rate US dollar liabilities.

Enterprise Risk Management. In executing its sustainable private sector mandate, IFC assumes various types of risks. The Corporation's management has defined a comprehensive enterprise risk management framework, within which it recognizes four main risk groupings: business risk, credit risk, financial risk, and operational risk. Active management of these risks is a key determinant of the Corporation's success, its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, the Corporation has adopted several key financial and exposure policies and a number of prudential policies. IFC uses derivative instruments to manage financial risk associated with its borrowing, lending and liquidity management activities, and in connection with its client risk management products. The credit exposures on currency swaps and interest rate swaps are controlled through specified credit-rating requirements for counterparties, and increasingly through netting and collateralization arrangements.

Net Worth. As of June 30, 2003, IFC's net worth (presented as "Total Capital" in the Corporation's Financial Statements) amounted to $6.8 billion, including $4.4 billion in retained earnings. IFC must maintain at all times a level of capital (paid-in capital, retained earnings and general loss reserves) equal to at least 30% of risk-weighted assets. As of June 30, 2003, the capital adequacy ratio was 45%. Under IFC's Articles of Agreement, so long as IFC has outstanding indebtedness to the World Bank, IFC's leverage, as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to equity (total subscribed capital plus retained earnings), may not exceed 4.0 to 1. At June 30, 2003, this ratio was 2.6 to 1.

The above information is supplemented and qualified by the additional information and Financial Statements and Notes thereto appearing elsewhere in this Information Statement.

SELECTED FINANCIAL DATA

The balance sheet and income statement data presented below have been derived from financial statements audited by Deloitte Touche Tohmatsu (International Firm), independent accountants ("DTT"). Certain amounts have been reclassified so as to conform with the current year presentation. The information set forth below should be read in conjunction with the Financial Statements and Notes thereto as well as other financial information included elsewhere herein. Except as otherwise indicated, all amounts are expressed in millions of US dollars.

		As of and for the years ended June 30,				
		2003	2002	2001	2000	1999
Net income highlights:						
Interest income		795	1,040	1,505	1,328	1,154
Of which:						
Interest and financial fees from loan investments		477	547	732	694	607
Income from time deposits and securities		318	493	773	634	547
Charges on borrowings		(226)	(438)	(961)	(812)	(670)
Net gains and losses on trading activities		157	31	87	(38)	(15)
Income from equity investments		195	428	222	262	265
Of which:						
Capital gains		52	288	91	132	166
Dividends and profit participations		143	140	131	130	99
Provision for losses on loans, equity investments, and guarantees		(98)	(657)	(402)	(215)	(333)
Net noninterest expense		(295)	(243)	(210)	(145)	(152)
Operating income		528	161	241	380	249
Other unrealized gains and losses on financial instruments		(41)	54	11	—	—
Cumulative effect of change in accounting principle		—	—	93	—	—
Net income		487	215	345	380	249
Balance sheet highlights[1]:						
Total assets		31,543	27,739	26,170	38,719	33,456
Liquid assets, net of associated derivatives		12,952	14,532	13,258	12,204	10,075
Loan and equity investments		12,002	10,734	10,909	10,940	10,039
Reserve against losses on loans and equity investments		(2,625)	(2,771)	(2,213)	(1,973)	(1,825)
Borrowings withdrawn and outstanding		17,315	16,581	15,457	14,919	12,429
Total capital		6,789	6,304	6,095	5,733	5,344
Subscribed		2,362	2,362	2,374	2,372	2,374
Paid-in		2,360	2,360	2,360	2,358	2,350
Payment on account of pending subscriptions		—	—	—	2	2
Retained earnings		4,425	3,938	3,723	3,378	2,998
Other comprehensive income		4	6	12	(5)	(6)
Key financial ratios[2]:						
Return on average assets[3]	(%)	1.8	0.6	0.6	1.1	0.8
Return on average net worth[4]	(%)	8.2	2.7	4.1	6.9	4.8
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	(%)	107	109	101	103	106
Debt to equity ratio[5]		2.6:1	2.8:1	2.6:1	2.6:1	2.3:1
Capital adequacy ratio[6]	(%)	45	49	48	48	48
Total reserve against losses to total disbursed portfolio[7]	(%)	21.9	25.8	20.3	18.0	18.2
Memorandum:						
Guarantees signed		1,080	794	589	259	256
Guarantees outstanding		314	223	78	95	105

[1] In respect of loans, borrowings and derivative assets and liabilities, the balance sheet and related disclosures as of June 30, 2003, June 30, 2002, and June 30, 2001, are not comparable with the balance sheet and related disclosures as of June 30, 2000, and prior periods due to the effects of implementing SFAS No. 133. See Notes A, L and M to the Corporation#s FY03 financial statements for more details.

[2] Key financial ratios are calculated excluding the effects of SFAS No. 133.

[3] Return on average assets is defined as operating income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.

[4] Return on average net worth is defined as operating income for the fiscal year as a percentage of the average of total net worth (excluding payment on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.

[5] Debt to equity ratio is defined as the ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus retained earnings at the end of the fiscal year.

[6] Capital adequacy ratio is defined as the ratio of capital (including paid-in capital, retained earnings and general loss reserve) to risk-weighted assets, both on- and off-balance sheet.

[7] Total reserves to total disbursed portfolio is defined as reserve against losses on loan and equity investments as a percentage of the total disbursed loan and equity portfolio at the end of the fiscal year.

THE CORPORATION

The International Finance Corporation is an international organization, established in 1956 under its Articles of Agreement (the "Articles of Agreement") to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the World Bank, IDA and MIGA. Although IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions, IFC is a legal entity separate and distinct from the World Bank, IDA and MIGA and operates pursuant to its own Articles of Agreement. While it shares some services with the World Bank, IFC has its own management and staff. IFC's principal office is located at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433.

IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans.

USE OF PROCEEDS

The net proceeds to IFC from the sale of the Securities will be used for the general operations of IFC in accordance with its Articles of Agreement.

FINANCIAL STRUCTURE OF IFC

Total assets were $31.5 billion at June 30, 2003 ($27.7 billion—June 30, 2002), including $13.0 billion in cash, time deposits and securities ($16.4 billion—June 30, 2002) and $12.0 billion in the disbursed investment portfolio ($10.7 billion—June 30, 2002). The disbursed investment portfolio is offset by a reserve against losses of $2.6 billion ($2.8 billion — June 30, 2002). Total assets also include $1.7 billion in derivative instruments at fair value ($1.1 billion — June 30, 2002).

CLIENT SERVICES

Business Overview

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital, domestic and foreign, into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings, and guarantees. In addition to project finance (described below) and resource mobilization, IFC offers financial and technical advisory services to private businesses in developing member countries. It also advises member governments on private sector development matters.

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

The Corporation's main investment activity is project financing. This encompasses "greenfield" projects, expansions, and modernizations. IFC also provides corporate credits to selected companies to finance ongoing programs of investment projects. In addition, the Corporation facilitates financing through financial intermediaries, covering project and general purpose lending and specialized lending products such as leasing, trade, and mortgage finance. These financial intermediaries function either as IFC's borrower, on-lending to private sector companies at their own risk, or as IFC's agent, identifying companies for direct loans from IFC.

The Corporation applies stringent tests of enterprise soundness, project viability, and developmental impact in determining the eligibility of projects for its investments.

Investment Process and Portfolio Supervision

IFC's investment process can be divided into six main stages: (1) identification and appraisal; (2) Board approval; (3) document negotiation; (4) commitment; (5) disbursement; and (6) supervision. The initial four stages are carried out under the responsibility of the Vice President, Operations, while the fifth and sixth stages are overseen by the Vice President, Portfolio and Risk Management.

The Corporation carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures. IFC's Board of Directors is informed of such matters and of recommended courses of action at regular intervals.

Investment Program Summary

Commitments

In FY03, the Corporation entered into new commitments totaling $3.9 billion, including $0.4 billion of signed guarantees, compared with $3.1 billion (including $0.3 billion of signed guarantees) for FY02. Loan and equity investment commitments pending disbursement at June 30, 2003 were $3.5 billion ($3.4 billion at June 30, 2002). Guarantees and client risk management facilities committed but not utilized at June 30, 2003, were $0.9 billion ($0.7 billion at June 30, 2002). FY03 and FY02 commitments comprised the following:

	June 30,	
	2003	2002
	(in millions of US dollars)	
Loans	$2,604	$1,982
Equity	344	372
Quasi-equity	368	404
Guarantees & other	536	334
Total investments for IFC's own account	$3,852	$3,092
B-loans	$1,182	$ 518

Disbursements

IFC disbursed $3.0 billion for its own account in FY03 ($1.5 billion in FY02). The strong level of disbursements in FY03, as compared to FY02 and FY01 ($1.5 billion), reflects the changed focus of the Corporation toward commitments as a measure of operational performance over the past two years, which has resulted in higher disbursement levels, particularly in FY03. In addition, in FY02 and FY01, the Corporation faced a difficult investment climate in the emerging markets in which it operates, together with a changing product mix from direct investment products such as loans and equity investments to off-balance sheet products such as guarantees. At June 30, 2003, IFC's disbursed and outstanding loans and equity investments for its own account (disbursed investment portfolio) grew 12% to $12.0 billion ($10.7 billion at June 30, 2002).

Approvals

In FY03 IFC approved new investments for its own account, including guarantees and client risk management facilities, totaling $4.0 billion, representing 186 projects, compared with $4.0 billion in FY02, representing 223 projects. In addition, IFC approved loan participations (B-loans) arranged to be placed with financial institutions (Participants) for loans approved by the Corporation's Board of Directors totaling

$1.5 billion in 27 projects in FY03 compared with $1.9 billion in 39 projects in FY02. FY03 and FY02 approvals comprised the following:

	June 30, 2003	June 30, 2002
	(in millions of US dollars)	
Loans	$2,393	$2,447
Equity	480	475
Quasi-equity	627	437
Guarantees & other	491	633
Total investments for IFC's own account	$3,991	$3,992
B-loans	$1,458	$1,860

Approvals pending commitment for IFC's own account at June 30, 2003, including guarantees and client risk management facilities, were $2.9 billion ($3.8 billion at June 30, 2002).

Disbursed Investment Portfolio

The Corporation's disbursed investment portfolio is widely diversified by sector and geographic region. The following charts show the distribution of the portfolio as of June 30, 2003 and June 30, 2002:

Distribution of Disbursed Investment Portfolio by Sector

Sector	June 30, 2003	June 30, 2002
Finance and insurance	22%	19%
Utilities	11	10
Food and beverage	7	7
Transportation and warehousing	7	7
Oil, gas and mining	6	6
Nonmetallic mineral product manufacturing	6	7
Information	6	6
Primary metals	6	6
Industrial and consumer products	5	5
Chemicals	5	7
Collective investment vehicles	5	5
Accommodation and tourism services	3	3
Textiles, apparel and leather	3	3
Wholesale and retail trade	2	2
Other	7	7
	100%	100%

Distribution of Disbursed Investment Portfolio by Region

Region	June 30, 2003	June 30, 2002
Latin America and Caribbean	41%	40%
Asia	22	27
Europe and Central Asia	21	19
Sub-Saharan Africa	8	9
Middle East and North Africa	5	5
	100%	100%

Disbursed B Loans

The portfolio of disbursed and outstanding B-loans at June 30, 2003 totaled $6.1 billion in 224 transactions compared with $5.7 billion in 217 transactions at June 30, 2002.

Additional information on IFC's investment portfolio as of and for the years ended June 30, 2003 and 2002 can be found in Notes C, D and E to the Corporation's FY03 financial statements.

Investment Products

Loans

Loans account for the major part of the financing provided by IFC, representing 77% of the Corporation's disbursed investment portfolio as of June 30, 2003, as compared to 75% at June 30, 2002.

Loans will generally have the following characteristics:

Term: typically amortizing, with final maturities of up to 12 years
Currency: primarily in major convertible currencies, principally US dollar, Euro, Swiss franc, and Japanese yen
Interest rate: fixed or variable
Pricing: reflects such factors as market conditions and country and project risks; variable rate loans are generally tied to the 6-month LIBOR index in the relevant currency.

Since the year ended June 30, 1999, IFC has offered local currency loan products to certain clients, provided the Corporation is able to hedge its local currency exposure through mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally transformed, using currency and/or interest rate swaps, into US dollar variable rate loans.

On June 30, 2003, total loans disbursed and outstanding were $9.2 billion ($8.0 billion at June 30, 2002). At June 30, 2003, 86% (89% at June 30, 2002) of the Corporation's loans were US dollar-denominated.

The currency composition of the loan portfolio at June 30, 2003 and 2002 was as follows:

	June 30, 2003	June 30, 2002
	(in millions of US dollars)	
US dollars	$7,977	$7,155
Euro	907	654
Other currencies	345	209
Total	$9,229	$8,018

Equity

Equity investments accounted for 23% of the Corporation's disbursed investment portfolio at June 30, 2003, as compared to 25% at June 30, 2002. IFC's equity investments are typically in the form of common or preferred stock and are usually denominated in the currency of the country in which the investment is made.

Quasi-Equity

In addition to traditional equity investments, the Corporation provides financing through a variety of quasi-equity instruments, which constitute a growing portion of its investment portfolio. Quasi-equities include subordinated or convertible loans, asset-backed securities, mortgage-backed securities, and certain common or preferred shares with put and/or call features. Depending upon their characteristics, quasi-equities may be classified as either loans or equity investments in the Corporation's balance sheet. At June 30, 2003, the Corporation's disbursed and outstanding quasi-equity portfolio totaled $1,571 million ($1,342 million at June 30, 2002), of which $1,391 million was classified as loans ($1,157 million at June 30, 2002) and $180 million was classified as equity investments ($185 million at June 30, 2002) in the Corporation's balance sheet.

Loan Participations (B-loans)

IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. The principal direct means by which the Corporation mobilizes such private sector finance is through the sale of participations in its loans, known as the B-loan program. Through the B-loan program, IFC has worked primarily with commercial banks but also with non bank financial institutions in financing projects since the early 1960s. More than 194 commercial banks and institutional investors currently participate in IFC's B-loan program.

Whenever it syndicates a loan, IFC will always make a loan for its own account (an A-loan), thereby sharing the risk alongside its loan participants. IFC acts as the lender of record and is responsible for the administration of the entire loan, including the B-loan. IFC charges fees to the borrower at prevailing market rates to cover the cost of the syndication of the B-loan. Since it began its loan syndication program, IFC has placed participations totaling $21.5 billion.

Client Risk Management Services

IFC provides clients with access to asset and liability management tools such as currency swaps and interest rate swaps, caps and floors by acting as an intermediary between clients and market counterparties. IFC also provides risk-sharing structures and guarantees that allow its clients to transact directly with market counterparties.

Guarantees and Partial Credit Guarantees

Guarantees represent a growing product line for the Corporation. Beginning in FY01, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. The Corporation's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees but generally only if the Corporation is able to fund its commitment in local currency terms, for example, by hedging its exposure in the swap market. Guarantee fees are consistent with IFC's loan pricing policies. During FY03, the Corporation signed $0.4 billion of guarantees, as compared with $0.3 billion in FY02.

Underwritings and Investment Advisory Services

IFC provides underwriting and placement services for equity, quasi-equity, and/or debt securities issues of private sector companies in IFC's developing member countries. It also structures and may, on occasion, underwrite funds and pooled investment vehicles such as private equity investment funds. IFC is often a core investor in the enterprises it underwrites. IFC also advises on securitization transactions for clients in

developing countries and may provide mezzanine financings. Services are priced in conformity with market standards and practices, in consultation with international securities firms and financial intermediaries. Underwriting and other capital markets services requiring a financial commitment from IFC are subject to the same investment criteria and limits applicable to its loans and equity investments.

The Corporation does not conduct any placement activities within the United States or directed at US investors in connection with securities offerings of private sector companies or pooled investment vehicles.

Advisory Activities

The Corporation, on its own or through a department jointly managed with the World Bank, provides three general types of advisory services to member countries as well as to individual enterprises:

(1) Special advisory services on project structuring and financial packaging

(2) Financial advisory services provided to member governments or to private sector clients

(3) Policy advice to governments on capital markets development and private sector development, including privatization and foreign investment.

The Corporation also assists governments with developing the legal frameworks for privatizing their state-owned sectors, as well as with the sale of individual enterprises. Fees are charged for advisory services consistent with market rates charged for comparable services. IFC recorded such fees amounting to $51 million for FY03 ($40 million for FY02 and $41 million for FY01).

Specially Targeted Assistance

IFC has established a number of vehicles through which it provides specially targeted assistance to areas highly in need of development. In FY03, the Corporation contributed $28 million to such vehicles, compared with $22 million in FY02 and $16 million in FY01. In FY03, such vehicles included:

(1) The World Bank Group's Global SME Capacity Building Facility, which funds partnerships and programs that support the core pillars of the World Bank Group's Small and Medium-Sized Enterprise (SME) strategy.

(2) The Private Enterprise Partnership, which provides focused technical assistance, with the goal of helping build successful private businesses in the former Soviet Union region.

(3) The Corporation's own Technical Assistance Trust Fund, which provides resources through which IFC can cofinance technical assistance being supported by donors.

TREASURY SERVICES

Liquid Assets

IFC invests its surplus liquidity in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and AAA-rated corporate issuers, including mortgage- and asset-backed securities, and in time deposits and other unconditional obligations of banks and financial institutions.

The Corporation manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in four separate portfolios.

PORTFOLIO	MARKET VALUE*	COMPRISING	MANAGED BY	INVESTED IN	BENCHMARK
P0	$0.4bn ($0.6bn)	Funds awaiting disbursement or reinvestment	IFC's Treasury Department	Short-term deposits	US overnight Fed funds
P1	$8.6bn ($10.0bn)	Proceeds from market borrowings	IFC's Treasury Department	Principally global government bonds, asset-backed securities, and other AAA-rated corporate bonds generally swapped into 6-month US dollar LIBOR	Since January 2001, adjusted 3-month US dollar LIBID**. Prior to January 2001, 6-month US dollar LIBOR
P2	$3.0bn ($2.9bn)	Primarily the Corporation's paid-in capital and accumulated earnings that have not been invested in equity and quasi-equity investments or fixed-rate loans	IFC's Treasury Department	US Treasuries and other sovereign and agency issues	3-year duration US Treasuries***
P3	$1.0bn ($1.0bn)	Proceeds from market borrowings	External managers appointed by IFC	Global government bonds and mortgage-backed securities	Same as for P1
Total	$13.0bn ($14.5bn)				

** at June 30, 2003 (June 30, 2002)*

*** adjusted 3 month US dollar LIBID=US dollar LIBOR-12.5 basis points. The net duration of the P1 and P3 benchmarks is approximately 0.25 years*

**** duration of P2 portfolio plus fixed-rate loans.*

The P3 portfolio is not permitted to exceed 12% of the total value of liquid assets at any time.

All portfolios are accounted for as trading portfolios.

Beginning in FY01, the Corporation adopted a more flexible approach to managing the P1 portfolio by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. The P2 portfolio is also actively managed on an aggregate basis to its benchmark. In implementing these portfolio management strategies, the Corporation utilizes derivative instruments, futures, and options, and takes long or short positions in securities.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Finance and Risk Committee, a subcommittee of the Corporation's Management Group.

CAPITALIZATION

IFC's capitalization as of June 30, 2003 and June 30, 2002 is as follows:

	June 30, 2003	June 30, 2002
	(in millions of US dollars)	
Borrowings		
Borrowings from market sources	$17,181	$16,412
Borrowings from the World Bank	134	169
Capital and retained earnings		
Paid-in capital	2,360	2,360
Retained earnings	4,425	3,938
Other	4	6
Total capitalization	$24,104	$22,885

Since July 1, 2003, IFC has undertaken 35 borrowings from market sources ($0.9 billion in the aggregate). The borrowings undertaken during this period were comprised of 28 Japanese yen, 2 US dollar, 2 Hong Kong dollar, 1 Australian dollar, 1 Euro, and 1 British pound issues.

Borrowings

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, the Corporation may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. The Corporation borrowed $3.5 billion during FY03 ($4.0 billion in FY02 and $3.6 billion in FY01). In addition, IFC's Board of Directors has authorized the repurchase and redemption of and tender for debt obligations issued by the Corporation. During FY03, the Corporation repurchased and retired $116 million of outstanding debt ($186 million in FY02).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. Outstanding market borrowings have remaining maturities ranging from less than one year to almost 30 years, with a weighted average remaining maturity of 10.5 years at June 30, 2003 (8.8 years at June 30, 2002).

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2003 the Corporation had gross payables from borrowing-related currency swaps of $9.3 billion ($10.2 billion at June 30, 2002) and from borrowing-related interest rate swaps in the notional principal amount of $7.3 billion ($7.1 billion at June 30, 2002). After the effect of these derivative instruments is taken into consideration, all of the Corporation's market borrowings at June 30, 2003, and June 30, 2002, were US dollar-denominated.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 0.9% at June 30, 2003 (1.8% at June 30, 2002).

Capital and Retained Earnings

As of June 30, 2003 IFC's net worth (presented as Total Capital in the Corporation's balance sheet) amounted to $6.8 billion, up from the June 30, 2002 level of $6.3 billion.

As of June 30, 2003 and 2002, IFC's authorized capital was $2.45 billion, of which $2.36 billion was subscribed at June 30, 2003, unchanged from June 30, 2002. Over 99% of this was paid in ($2.36 billion at June 30, 2003, and June 30, 2002). The Corporation has agreed to defer the payment dates for certain member countries. Pursuant to these arrangements, $2 million of subscribed shares remained unpaid at June 30, 2003, unchanged from June 30, 2002.

ENTERPRISE RISK MANAGEMENT

In executing its sustainable private sector development business, IFC assumes various kinds of risks. The Corporation's management has defined a comprehensive enterprise risk management framework, within which it recognizes four main risk groupings: business risk, credit risk, financial risk, and operational risk. Active management of these risks is a key determinant of the Corporation's success, its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, the Corporation has adopted several key financial and exposure policies and a number of prudential policies.

Business Risk

IFC defines business risk as the potential reputational, financial and other consequences of a failure to achieve its business mission and, in particular, its sustainable development mandate.

The overall management of business risk is effected through the definition and implementation of an annual business strategy for meeting the Corporation's mission and guidelines for its operations. The strategy is developed with Senior Management by the Operational Strategy Group, and is approved by the Board of Directors. The Operations Evaluation Group conducts ex post evaluation of the implementation of the Corporation's strategy on an on-going basis.

Business risk includes the risk incurred by IFC in exercising its environmental and social development framework in member countries. Responsibility for managing this part of business risk rests with the Environmental and Social Development Department.

The key guiding principles and policies established as part of the framework for controlling business risk are as follows:

Guiding Principles for IFC's Operations

Catalytic role: IFC will seek above all to be a catalyst in facilitating productive investments in the private sector of its developing member countries. It does so by mobilizing financing from both foreign and domestic investors from the private and public sectors.

Business partnership: IFC functions like a business in partnership with the private sector. Thus, IFC takes the same commercial risks as do private institutions, investing its funds under the discipline of the marketplace.

Additionality: IFC participates in an investment only when it can make a special contribution not offered or brought to the deal by other investors.

Environmental and Social Policies

The Corporation has developed a comprehensive set of Guidelines and Safeguard Policies to promote environmentally and socially responsible private sector investments. Project sponsors are given the Safeguard Policies for environmental and social issues to review prior to conducting their assessments, as well as the environmental, health, and safety guidelines specific to the particular industry, sector, and type of project.

When making investments, IFC applies its standards to the project and its performance is monitored against those standards. Projects are expected to comply with the applicable policies and guidelines, as well as applicable local, national, and international laws.

During FY03, IFC's Environmental and Social Policies became widely recognized as best practice when twelve international commercial banks adopted them in the form of the Equator Principles.

CREDIT RISK

IFC defines credit risk as the potential reduction in value of on- and off- balance sheet assets due to a deteriorating credit profile of its clients, the countries in which it invests, or a financial counterparty. Credit risk is incurred in two areas of the Corporation's operations: (i) in its investment operations, where IFC provides loans, equity investments, guarantees and derivatives for clients in its developing member countries, and (ii) in its treasury operations, where credit risk is incurred with counterparties in its liquid asset investment, borrowing and asset-liability management activities. As part of its mandate, IFC is prohibited from accepting host government guarantees of repayment on its investments and, therefore, incurs commercial and sovereign risk on its investments.

The Corporation's Risk Management Group has oversight responsibility for overall credit risk management and, in addition, monitors and controls credit risk arising in IFC's treasury activities. With respect to IFC's credit risk exposures to clients in developing countries, the Credit Review Department also plays a key role. At origination of new investments, the Credit Review Department analyzes information obtained from the investment departments and provides an independent review of the credit risk of the transaction. After commitment, the quality of IFC's loan and equity investment portfolio is monitored according to supervision principles and procedures defined in the Operational Procedures. Responsibility for the day-to-day monitoring and management of credit risk in the portfolio rests with the portfolio management units of individual investment departments. Their assessments are subject to quarterly review, on a sample basis, by the Portfolio Review Division of the Controller's Department.

The Corporation's investment portfolio is subject to a number of operational and prudential limits, including limitations on single project exposure, single country exposure, and segment concentration. Similarly, credit policies and guidelines have been formulated covering treasury operations; these are subject

to annual revision by the Risk Management Group, and approval by the Finance and Risk Committee. Specifically, IFC has adopted the following key exposure policies:

Investment Operations

(1) IFC does not normally finance for its own account more than 25% of a project's cost.

(2) An equity investment in a company does not normally represent more than 35% of the company's total share capital, provided further that IFC is not the single largest shareholder.

(3) An investment in a single project or entity may not exceed 3% of IFC's total investment portfolio.

(4) Equity and quasi-equity investments in a single project or entity may not exceed 3% of the Corporation's net worth plus general reserves.

(5) Total investments in a single country will not normally represent more than 12% of IFC's total investment portfolio or 25% of its net worth, whichever is lower.

(6) The Corporation's total exposure to a single risk sector may not exceed 8% of the total investment portfolio.

Treasury Operations

(1) Counterparties are subject to conservative eligibility criteria, currently restricted to banks and financial institutions with a minimum credit rating of A by leading international credit rating agencies.

(2) Exposures to individual counterparties are subject to diversification caps. For derivatives, exposure is measured in terms of "worst case" potential exposure based on simulations of market variables. Institution-specific limits are updated monthly based on changes in counterparty size or credit status.

(3) To limit exposure, IFC signs collateral agreements with counterparties that require the posting of collateral when net exposure exceeds certain predetermined thresholds, which decrease as a counterparty's credit rating deteriorates.

(4) Because counterparties can be downgraded during the life of a transaction, the agreements provide an option for IFC to terminate all swaps if the counterparty is downgraded below investment grade or if other early termination events occur that are standard in the market.

(5) Limits are also imposed on the volume of over-the-counter derivative transactions with individual counterparties.

(6) For exchange-traded instruments, IFC limits credit risk by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on the Corporation's open interest rate position in each contract.

FY03 Credit Risk Highlights

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest is expected in the near future.

The amount of nonaccruing loans as a percentage of the disbursed loan portfolio, a key indicator of portfolio performance, increased to 16.7% at June 30, 2003, compared with 15.2% at June 30, 2002. The principal amount outstanding on nonaccrual loans totaled $1,543 million at June 30, 2003, an increase of 27% from the June 30, 2002 level of $1,217 million.

The quality of IFC's investment portfolio stabilized during the first quarter of FY03 and the aggregate risk level improved slightly during the last nine months of the year. As a result, total reserves against losses on loans and equity investments at June 30, 2003, decreased to $2,625 million ($2,771 million at June 30, 2002). This is equivalent to 21.9% of the disbursed portfolio, below the historical high of 25.8% for the Corporation at June 30, 2002.

Given the Corporation's limited history with financial guarantees, IFC is working under the assumption that the guarantee portfolio is exposed to the same idiosyncratic and systematic risks as IFC's loan portfolio and the inherent, probable losses in the guarantee portfolio need to be covered by an allowance for loss. IFC also accrues anticipated losses associated with its guarantee portfolio. Beginning in FY01, the Corporation established such an allowance. The allowance at June 30, 2003, was $30 million ($29 million — June 30, 2002), based on the year-end portfolio, and is included in payables and other liabilities on the balance sheet. The charge for the year, $1 million for FY03 ($16 million for FY02), is included in provisions for losses on loans, equity investments and guarantees in the income statement

The Corporation has not suffered credit losses on its exposures to counterparties in its treasury operations.

Financial Risk

IFC defines financial risk in three components: (1) the potential inability to realize asset values in its portfolio sufficient to meet obligations to disburse funds as they arise ("liquidity risk"); (2) the potential inability to access funding at reasonable cost ("funding risk"); and (3) a deterioration in values of financial instruments or positions due to changes in market interest and exchange rates and the volatility thereof ("market risk").

Financial risk is managed by IFC's Treasury Department, under oversight and monitoring by the Risk Management Group.

Key Financial Policies

IFC currently operates under the following key financial policies, which have been approved by its Board of Directors:

(1) **Disbursed equity** plus quasi-equity investments (net of loss reserves) may not exceed 100% of net worth.

(2) **Minimum liquidity** (liquid assets plus undrawn borrowing commitments from the World Bank) must be sufficient at all times to cover at least 65% of IFC's estimated net cash requirements for the next three years.

(3) The currency, rate basis, and maturity of loan assets must be **closely matched** to borrowings.

(4) **Capital** (paid-in capital plus retained earnings plus general loss reserves) must equal at least 30% of risk-weighted assets.

In addition, under IFC's Articles of Agreement, as long as IFC has outstanding borrowings from the World Bank, IFC's **leverage,** as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to IFC's equity (subscribed capital plus retained earnings), may not exceed 4.0 to 1.

Liquidity Risk

Within the key financial policies described above, in practice the Corporation maintains, as a prudential measure, an operating liquidity target of not less than 70% of three years' net cash requirements, including projected disbursement and debt service requirements.

The primary instruments for maintaining sufficient liquidity are the Corporation's liquid asset portfolios. As already noted, IFC distinguishes four such portfolios: P0, which is generally invested in short-dated deposits reflecting its use for short-term funding requirements; P1 and P3, which are generally invested, directly or synthetically, in floating-rate US dollar instruments; and P2, which is generally invested in fixed-rate US dollar-denominated instruments.

FY03 Liquidity Risk Highlights

At June 30, 2003, the Corporation's liquidity level stood at $13.0 billion, or 107% of its projected net cash requirements for three years ($14.5 billion, and 109% at June 30, 2002).

FUNDING RISK

The Corporation's primary objective with respect to managing funding risk is, through the adoption of, the key financial policies described above, to maintain its AAA credit rating and, thereby, access to funding, as required, at the lowest possible cost. Access to funding is maximized, and cost is minimized, by issuing debt securities in various capital markets in a variety of currencies, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates.

FY03 Funding Risk Highlights

During FY03, the Corporation raised $3.5 billion at sub-LIBOR rates, consistent with FY02.

MARKET RISK

The Corporation's exposure to market risk is minimized by adopting the matched funding policy noted above and by using a variety of derivative instruments to convert assets and liabilities into 6-month floating rate US dollar assets and liabilities.

Investment Operations

Implementation of the matched funding policy is a two-step process: funds are earmarked at Board approval stage and matched, with respect to interest rate and currency, at disbursement. Interest rate and currency exchange risk associated with fixed rate and/or non-US dollar lending is hedged via currency and interest rate swaps that convert all cash flows into variable rate US dollar flows.

Exposures to market risk resulting from derivative transactions with clients, which are intended to facilitate clients' risk management, are minimized by entering into offsetting positions with highly rated market counterparties.

Liquid Asset Portfolios

Consistent with the matched funding policy, the P0, P1 and P3 portfolios are strictly managed to variable rate US dollar benchmarks, on a portfolio basis. To this end, a variety of derivative instruments are used, including short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. The Corporation also takes both long and short positions in securities in the management of these portfolios to their respective benchmarks.

The primary source of market risk in the liquid asset portfolios is the P2 portfolio, which, in contrast, is managed to a three-year duration US dollar benchmark, with additional flexibility to deviate from the benchmark. P2 represents the portion of IFC's capital not disbursed as equity investments, and the benchmark reflects the chosen risk profile for this uninvested capital.

Borrowing Activities

Market risk associated with fixed rate obligations and structured instruments entered into as part of the Corporation's funding program is mitigated by using derivative instruments to convert them into variable rate US dollar obligations, consistent with the matched funding policy.

Asset-Liability Management

While IFC's matched-funding policy provides a significant level of protection against currency and interest rate risk, the Corporation can be exposed to residual market risk in its overall asset and liability management. This residual market risk is monitored by the Asset-Liability Management group within the Treasury Department.

Residual currency risk arises from events such as changes in the level of non-US dollar loan loss reserves. This risk is managed by monitoring the aggregate position in each lending currency and hedging the exposure when the net asset or liability position exceeds $5 million equivalent, through spot sales or purchases.

Residual interest rate risk may arise from two sources:

(1) Assets that are fully match-funded at inception, which can become mismatched over time due to write downs, prepayments, or rescheduling; and

(2) Differing interest rate reset dates on assets and liabilities.

This residual risk is managed, first, by synchronizing interest rate reset dates on assets and liabilities at a portfolio level; and secondly by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates, with a review trigger of $50,000 on this measure.

FY03 Market Risk Highlights

Currency translation gains for FY03, were $8 million ($1 million loss in FY02 and $4 million loss in FY01). Net gains on liquid asset trading activities were $157 million ($31 million in FY02 and $87 million in FY01), of which $136 million was attributable to the P2 portfolio ($45 million in FY02 and $76 million in FY01).

Operational Risk

IFC defines operational risk as the potential for loss resulting from events involving people, systems and processes. These include both internal and external events, whether caused by a lack of controls, documentation, or contingency planning, or by breakdowns in information systems, communications, physical safeguards, business continuity, supervision, transaction processing, or in the execution of legal, fiduciary, and agency responsibilities. As such, operational risk covers the risks emanating from the manner in which an entity is *operated* as opposed to the way it is *financed.*

Consistent with the Basel II Capital Adequacy guidelines, IFC is developing a matrix framework to analyze operational risk by identifying, for each area (people, systems and processes), which risks IFC will: (i) manage internally, as part of its ongoing business; (ii) alleviate through contingency planning; or (iii) insure externally, whether by sub-contracting, outsourcing or hedging, including insurance.

Responsibility for the development of the framework for managing and monitoring operational risk, and for contingency planning for recovery from emergencies, rests with the Controller's Department. In respect of insurable operational risk, IFC's Insurance Services Group performs insurance reviews to identify the risks and assess the adequacy of existing insurance policies and limits.

IFC seeks to mitigate the risks it manages internally by maintaining a comprehensive system of internal controls that is designed not only to identify the parameters of various risks but also to monitor and control those areas of particular concern.

Key components of this effort are:

(1) The Corporation has adopted the COSO[1] control framework and a control self-assessment methodology to evaluate the effectiveness of its internal controls in people, systems and processes, and it has an ongoing program in place to cover all significant business operations. In addition, the COBIT[2] methodology is used to supplement the COSO review of the information technology function.

(2) The Internal Audit Department of the World Bank Group performs on-going independent review of the effectiveness of IFC's internal controls in selected key areas and functions.

(3) To promote data integrity, the Corporation has formulated a Data Management Policy. The policy is enforced through a network of Departmental Data Stewards.

---

1 COSO refers to the *Internal Control — Integrated Framework* formulated by the Committee of Sponsoring Organizations of the Treadway Commission, which was convened by the US Congress in response to the well-publicized irregularities that occurred in the financial sector during the late 1980s.

2 COBIT refers to *Control Objectives for Information and Related Technology,* first released in 1996, updated to the 3rd edition released in July 2000, sponsored by the Information Systems Audit and Control Association (ISACA).

(4) The Corporation has established a New Products/Initiatives Assessment Group, with representation from key business and support functions, to ensure that processes and controls are in place to manage the risks in new products and initiatives, before they are executed.

FY03 Operational Risk Highlights

IFC continues to focus on its preparedness to react to an emergency situation that disrupts its normal operations. During FY03, the Corporation has:

(1) extended the scope of the back-up facilities available for its key systems;

(2) commenced the deployment of computing facilities to the homes of staff considered essential to maintaining key business activities in the event that the headquarters building becomes unavailable for use in an emergency situation; and

(3) undertaken an emergency response simulation, to test the adequacy of its contingency planning and enhance the preparedness of its emergency management team.

The Corporation is continuing a multi-year effort to analyze and develop enhanced methodologies for measuring, monitoring and managing operational risk in its key activities. During FY03, IFC has:

(1) Adopted a more formal and analytical approach for reviewing the potential for operational risk in business;

(2) Formed a team to work with relevant departments to perform an in-depth review of internal business processes and develop and implement operational risk management methodologies;

(3) Undertaken a process mapping exercise to identify potential areas of exposure to operational risk in investment processes and provide a basis for quantifying potential risks; and

(4) Following review by Senior Management, begun implementing recommendations from this exercise in the area of portfolio supervision, on a selective "proof of concept" basis for evaluation.

CRITICAL ACCOUNTING POLICIES

The Notes to the FY03 financial statements contain a summary of the Corporation's significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are considered to be "critical" to the portrayal of the Corporation's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. These policies include determining the level of the allowance for losses in the loan and equity investment portfolios, and valuation of certain financial instruments with no quoted market prices. Additional information about these policies can be found in Notes A, C and M to the FY03 financial statements.

RESERVE AGAINST LOSSES ON LOANS AND EQUITY INVESTMENTS

The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The Corporation establishes a reserve against losses for equity investments when a decrease in value of the investments has occurred which is considered other than temporary. The reserve against losses for loans and equity investments includes an estimate of probable losses on loans and equity investments inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans and equity investments. Investments written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of total reserves against losses for loans and equity investments is highly dependent on management's judgment about factors such as geographical concentration, industry, regional and macroeconomic conditions, and historical trends. The reserve against losses on equity investments also considers the management quality of the investee company and its financial condition. Due to the inherent limitation of any particular estimation technique, management utilizes three different and independent methods to provide estimates for the total loss reserve balance: (1) a simulation model, (2) country risk ratings and probability of crisis associated with those risks, and (3) a model of the Corporation's long-term historical portfolio experience. Changes in these estimates could have a direct impact on the provision and could result in a change in the reserve balance.

The reserve against losses on loans and equity investments is separately reported in the balance sheet as a deduction of the Corporation's total loans and equity investments. Increases or decreases in the reserve level are reported in the income statement as provision for losses on loans, equity investments and guarantees. The reserve against losses on loans and equity investments relates only to the Client Services segment of the Corporation (see Note O to the FY03 financial statements for further discussion of the Corporation's business segments).

VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES

As part of its compliance with SFAS No. 133, the Corporation reports at fair value all of its derivative instruments and certain borrowings that the Corporation has designated as components of fair value hedges. In addition, certain features in various loan agreements, equity investment agreements, and borrowing contracts contain embedded derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. Few of these instruments have a ready market valuation. Therefore, the fair values of the financial instruments with no quoted market prices are estimated using sophisticated pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing the pricing models, including the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related gains and losses reported in the income statement. The fair value computations affect both the Client Services and Treasury segments of the Corporation (see Note O to the FY03 financial statements for further discussion of the Corporation's business segments).

RESULTS OF OPERATIONS

STATEMENTS OF INCOME

The summary statements of income of the Corporation presented below have been derived from financial statements audited by DTT. Certain amounts have been reclassified so as to conform with current year presentation. The information set forth below should be read in conjunction with the Financial Statements and Notes thereto as well as other information included elsewhere herein.

	Years ended June 30,				
	2003	2002	2001	2000	1999
	(in millions of US dollars)				
Interest income					
Interest and financial fees from loans	$ 477	$ 547	$ 732	$ 694	$ 607
Income from time deposits and securities	318	493	773	634	547
Total interest income	795	1,040	1,505	1,328	1,154
Charges on borrowings	(226)	(438)	(961)	(812)	(670)
Net interest income	569	602	544	516	484
Net gains (losses) on trading activities	157	31	87	(38)	(15)
Income from equity investments:					
Capital gains on equity sales	52	288	91	132	166
Dividends and profit participations	143	140	131	130	99
Total income from equity investments	195	428	222	262	265
Provision for losses on loans, equity investments and guarantees	(98)	(657)	(402)	(215)	(333)
Noninterest income	93	82	65	125	110
Noninterest expense	(388)	(325)	(275)	(270)	(262)
Operating income	528	161	241	380	249
Other unrealized gains and losses on financial instruments[3]	(41)	54	11	—	—
Cumulative effect of change in accounting principle[3]	—	—	93	—	
NET INCOME	$487	$ 215	$ 345	$ 380	$ 249

[3] See Note L to the Corporation's FY03 financial statements.

The main elements of IFC's net income, and influences on the level and variability of operating and net income from year-to-year, are:

ELEMENTS	SIGNIFICANT INFLUENCES
Operating income:	
Spread on interest earning assets	Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes
Trading gains (losses)	Realized and unrealized gains and losses on the liquid asset portfolios
Income from the equity investment portfolio	Performance of the equity portfolio (dividends and capital gains)
Provisions for losses on loans, equity investments and guarantees	Level of provisions for losses on loans and equity investments and, beginning in FY01, on guarantees
Noninterest income and expense	Level of technical assistance and advisory services provided by the Corporation to its clients, the level of income from the staff retirement and other benefits plans, and the approved administrative and other budgets
Net income:	
Other unrealized gains and losses on financial instruments	Principally, differences between changes in fair values of derivative instruments and changes in fair value of hedged items in fair value hedging relationships

In addition, the Corporation's FY01 net income reflects the one-time impact of adopting SFAS No. 133.

The following paragraphs detail significant variances between FY03 and FY02, and FY02 and FY01, covering the periods included in the Corporation's FY03 financial statements. As disclosed in Note A to the Corporation's FY03 financial statements, certain amounts in FY02 and FY01 have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on operating income, net income or total assets.

FY03 versus FY02

Operating Income

The Corporation's operating income for FY03 was $528 million, substantially higher than FY02 operating income of $161 million. The improvement was mainly attributable to the significant reduction in the charge for provisions for losses on loans, equity investments and guarantees (provisions) and significantly higher net gains on the Corporation's liquid asset trading activities. Offsetting these favorable contributions to higher operating income in FY03, as compared with FY02, were lower realized capital gains on equity sales and higher expense from the Corporation's pension and other postretirement benefit plans (pension expense).

The lower charge for provisions reflected the stabilization and subsequent marginal improvement in the loan and equity investment portfolio quality in FY03. Provisions in FY02 reflected the declining portfolio quality, principally in Argentina, one of the Corporation's largest portfolio countries. Provisions totaled $98 million in FY03, as compared with $657 million in FY02.

The overall declining interest rate environment in FY03 continued to benefit the Corporation's returns from its liquid asset portfolios, in particular the P2 portfolio which is a largely fixed income portfolio. Gains on the Corporation's liquid asset trading activities in FY03 were $157 million, as compared to $31 million in FY02.

Realized capital gains in FY03 were $52 million, as compared with $288 million in FY02. The significant gains in FY02 were principally due to targeted sales of a small number of equity investments in certain emerging markets that had reached pre-determined sales trigger levels.

Pension expense in FY03 was $24 million, as compared with pension income in FY02 of $31 million.

Net Interest Income

IFC's primary interest earning assets are its loan portfolio and its liquid assets portfolios. After charges on borrowings are taken into account, net interest income decreased by $33 million or 5% from $602 million in FY02 to $569 million in FY03.

Interest, commitment and financial fees from loans (including guarantee fees) for FY03 were $477 million, compared with $547 million in FY02, a decrease of 13%. Interest income declined from $486 million in FY02 to $414 million in FY03, principally reflecting the overall decline in interest rates during FY03. While the disbursed and outstanding loan portfolio grew by 15%, loans in nonaccrual status grew from $1,217 million at June 30, 2002 to $1,543 million at June 30, 2003, an increase of 27%. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status were $23 million in FY03 ($27 million — FY02). Income from the Corporation's participation notes, over and above minimum contractual interest, totaled $33 million in FY03 ($36 million — FY02). In addition, as discussed in Note E to the FY03 financial statements, the Corporation recorded nonrecurring income of $15 million in FY02, included in interest and financial fees from loans, as a result of exercising an option to reacquire the remaining outstanding loan participations owned by a trust, and the subsequent dissolution of the trust. Commitment and financial fees, however, grew from $61 million in FY02 to $63 million in FY03 reflecting the Corporation's strong commitments and disbursements in the past year.

Interest income from time deposits and securities for FY03 was $318 million, $175 million lower than the $493 million recorded in FY02.

The liquid assets portfolio, net of derivatives and securities lending activities, decreased from $14.5 billion at June 30, 2002, to $13.0 billion at June 30, 2003, largely due to loan and equity disbursements and sales of equity securities exceeding repayments and redemptions by $1.3 billion and repayments of the Corporation's borrowings exceeding drawdowns by $0.3 billion. The $1.5 billion decline in the liquid assets portfolio combined with the reduced yields due to the overall declining interest rate environment contributed to the reduction in interest income from time deposits and securities from FY02 to FY03.

The Corporation's charges on borrowings decreased by $212 million from $438 million in FY02 to $226 million in FY03, largely reflecting the declining US dollar interest rate environment, as the weighted average cost of the Corporation's borrowings outstanding from market sources, after the effects of borrowing-related derivatives fell from 1.8% at June 30, 2002 to 0.9% at June 30, 2003. The borrowings portfolio, net of borrowing-related derivatives, decreased by $0.8 billion in FY03 from $16.7 billion at June 30, 2002, to $15.9 billion at June 30, 2003.

Net Gains and Losses on Trading Activities

Due to the continuing overall decline in the US dollar interest rate environment throughout FY02, and the favorable impact of this decline on the carrying value of the Corporation's fixed income liquid asset investments, the Corporation recorded net realized and unrealized gains on its liquid asset portfolios of $157 million, higher than the net realized and unrealized gains of $31 million recorded in FY02.

Income from Equity Investments

Overall income from the equity investment portfolio declined by $233 million from $428 million in FY02 to $195 million in FY03.

The Corporation generated capital gains for FY03 of $52 million as compared with $288 million for FY02, a decrease of $236 million or 82%. Capital gains in FY02 were highly concentrated with $227 million of the total capital gains of $288 million resulting from sales or partial sales of six equity investments in Korea, Mexico, Peru, and Latvia. Such opportunities for sales based on pre-determined trigger levels did not recur to a significant extent in FY03 with only one sale of an equity investment generating a capital gain in excess of

$5 million. Dividend income was marginally higher in FY03 at $143 million, as compared with $140 million in FY02. Consistent with FY02, the stable performance in dividend income in FY03 was largely attributable to returns on the Corporation's joint ventures in the oil, gas and mining sectors.

Provisions for Losses on Loans, Equity Investments and Guarantees

The income charge for provisions for losses of $98 million in FY03, including $1 million in respect of guarantees, was significantly lower than the charge in FY02 of $657 million (which included $16 million in respect of guarantees), a decline of $559 million. On June 30, 2003, the Corporation's total reserves against losses on loans and equity investments were 21.9% of the disbursed and outstanding portfolio (25.8% at June 30, 2002). The significantly lower income charge in FY03 reflected the stabilization of the portfolio quality in the first quarter of FY03 and a marginal improvement in portfolio quality during the last nine months of the year.

Noninterest Income

Noninterest income of $93 million for FY03 was $11 million higher than in FY02 ($82 million), principally due to higher service fees — $51 million in FY03, as compared with $40 million in FY02. The increase was largely due to the recovery of $11 million of overdue interest and penalties received from one of the Corporation's client risk management derivatives to a client in the power sector.

Noninterest Expense

Administrative expenses (the principal component of noninterest expense) marginally increased by 2% from $327 million in FY02 to $332 million in FY03. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program ($30 million in FY03, as compared with $39 million in FY02), and the impact of a reorganization effected in FY02 ($nil million in FY03, as compared with $13 million in FY02).

FY02 administrative expenses were impacted by a series of efficiency and effectiveness measures implemented in the second half of FY02. These measures were taken as part of IFC's overall reorganization and also to address the impact on operating income of the emerging crisis in Argentina. Administrative expenses in FY02 included a charge of $13 million for the reorganization, which involved staff reductions, field office closings and reorganizations, and a headquarters reorganization. The reorganization was finalized and announced in the fourth quarter of FY02, and the implementation of the plan was substantially completed in FY03.

The Corporation recorded expense from pension and other postretirement benefit plans in FY03 of $24 million, as compared with income of $31 million in FY02. The increase in expense was due to changes in the underlying actuarial assumptions related to the calculation of pension expense, and a decrease in the value of the pension assets during FY02.

Net Income

As more fully disclosed in Notes A, L and M to the Corporation's FY03 financial statements, the Corporation changed its method of accounting for derivative instruments to conform with SFAS No. 133 beginning in FY01. Pursuant to SFAS No. 133, the Corporation has designated certain hedging relationships in its borrowing activities and its lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, differing valuation methodologies are applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133. The resulting ineffectiveness calculated for such relationships is recorded in other unrealized gains on financial instruments in net income.

The effects of SFAS No. 133 on net income FY03 and FY02 can be summarized as follows (US$ millions):

	FY03	FY02
Operating income	$528	$161
SFAS No. 133 adjustments:		
Other unrealized gains (losses) on financial instruments	(41)	54
Net income	$487	$215

Other unrealized gains and losses on financial instruments largely comprises the difference between the change in fair value of derivative instruments and the change in fair value of the hedged item under designated hedging relationships.

FY02 versus FY01

Operating Income

The Corporation's operating income for FY02 was $161 million, substantially lower than FY01's operating income of $241 million. The decline was mainly attributable to the significant charge for provisions for losses on loans, equity investments and guarantees, which reflected the downturn in portfolio quality in FY02, principally in Argentina, one of the Corporation's largest portfolio countries. Such provisions totaled $657 million in FY02 as compared with $402 million in FY01. Capital gains on equity sales partially offset the negative effect on operating income of such provisions. FY02 capital gains were $288 million as compared with $91 million in FY01 due to targeted sales of a small number of equity investments in certain markets that had reached pre-determined sales trigger levels.

Net Interest Income

IFC's primary interest earning assets are its loan portfolio and its liquid assets portfolios. After charges on borrowings are taken into account, net interest income improved by $58 million or 11% from $544 million in FY01 to $602 million in FY02.

Interest and financial fees (including guarantee fees) for FY02 were $547 million, compared with $732 million for FY01, a decrease of 25%. The disbursed and outstanding loan portfolio declined marginally by 2%, and the Corporation's nonperforming loan rate was higher in FY02 than in FY01. Loans in nonaccrual status grew from $1,054 million at June 30, 2001 to $1,217 million at June 30, 2002, an increase of 15%. Interest and financial fees benefited in FY02 from net recoveries of interest on loans in nonaccrual status, related to current and prior years of $39 million ($27 million — FY01). In addition, as discussed in Note E to the FY03 financial statements, the Corporation recorded income of $15 million in FY02, included in interest and financial fees from loans, as a result of exercising an option to reacquire the remaining outstanding loan participations owned by a trust, and the subsequent dissolution of the trust.

Interest income from time deposits and securities for FY02 was $493 million, $280 million lower than the $773 million recorded in FY01. The liquid assets portfolio, net of derivatives and securities lending activities, grew from $13.3 billion at June 30, 2001, to $14.5 billion, largely funded by the growth in the Corporation's borrowings program, proceeds from sales of equity securities and the slower pace of loan and equity disbursements experienced in FY02, continuing the trend experienced in FY01. The $1.2 billion growth in the liquid assets portfolio partially offset the negative effect of the overall declining interest rate environment experienced in FY02 on interest income from time deposits and securities.

The Corporation's charges on borrowings fell by $523 million during FY02 from $961 million to $438 million, largely reflecting the declining US dollar interest rate environment, partially offset by the growth of the borrowings portfolio. After the effect of associated derivative financial instruments, the borrowings portfolio grew by $0.3 billion in FY02 from $16.6 billion at June 30, 2001, to $16.9 billion at June 30, 2002.

Net Gains and Losses on Trading Activities

Due to the overall decline in the US dollar interest rate environment in FY02, and the favorable impact of this decline on the carrying value of the Corporation's fixed income liquid asset investments, the Corporation recorded net realized and unrealized gains on its liquid asset portfolios of $31 million, lower than the net realized and unrealized gains of $87 million recorded in FY01 which was characterized by a steeper declining interest rate environment than experienced in FY02.

Income from Equity Investments

Overall income from the equity investment portfolio was higher by $206 million, or 93%, from $222 million in FY01 to $428 million in FY02.

The Corporation generated capital gains for FY02 of $288 million as compared with $91 million for FY01, an increase of 216%. Capital gains, while strong in FY02, were highly concentrated with $227 million of the total capital gains of $288 million resulting from sales or partial sales of six equity investments in Korea, Mexico, Peru, and Latvia. Dividend income was marginally higher in FY02 at $140 million, as compared with $131 million in FY01. Consistent with FY01, the stable performance in dividend income in FY02 was largely attributable to returns on the Corporation's joint ventures in the oil, gas and mining sectors.

Provisions for Losses on Loans, Equity Investments and Guarantees

The income charge for provisions for losses of $657 million in FY02, including $16 million in respect of guarantees, was significantly higher than the charge in FY01 of $402 million (which included $13 million in respect of guarantees), a growth of $255 million or 63%. On June 30, 2002, the Corporation's total reserves against losses on loans and equity investments were 25.8% of the disbursed and outstanding portfolio (20.3% at June 30, 2001).

Noninterest Income

Noninterest income of $82 million for FY02 was $17 million higher than in FY01 ($65 million), principally due to other income, principally fees collected from clients for reimbursement of expenses incurred by the Corporation, of $43 million in FY02 being $15 million higher than in FY01 ($28 million). Service fees in FY02 were substantially unchanged at $40 million, as compared with $41 million in FY01.

Noninterest Expense

Administrative expenses (the principal component of noninterest expense) rose 8% from $304 million in FY01 to $327 million in FY02. Excluding the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program ($39 million in FY02, as compared with $24 million in FY01) as noted above, and the impact of a reorganization effected in FY02 ($13 million in FY02, as compared with $nil in FY01), administrative expenses, the largest component of noninterest expense, fell by $5 million, from $280 million in FY01, to $275 million in FY02. This decrease was largely attributable to the effect of a series of efficiency and effectiveness measures implemented in the second half of FY02.

Income from the Corporation's pension and other postretirement benefit plans (recorded as a reduction in administrative expenses in FY02 and FY01 in the Corporation's FY03 financial statements due to the FY03 presentation in noninterest expense) fell by $16 million from $47 million in FY01 to $31 million in FY02.

Net Income

The effects of SFAS No. 133 on net income FY02 and FY01 can be summarized as follows (US$ millions):

	FY02	FY01
Operating income	$161	$241
SFAS No. 133 adjustments:		
Other unrealized gains on financial instruments	54	11
Cumulative effect of change in accounting principle	—	93
Net income	$215	$345

The cumulative effect of the change in accounting principle (the transition adjustment) comprises the difference between the previous balance sheet carrying value and the fair value of all freestanding derivatives together with the offsetting gains and losses on assets and liabilities held under hedging relationships in existence prior to the adoption of SFAS No. 133.

ORGANIZATION AND ADMINISTRATION OF IFC

MEMBERSHIP

IFC was organized in 1956 with an original membership of 56 countries, which has since grown to 175 member countries at June 30, 2003. Membership in IFC is open only to members of the World Bank at such times and in accordance with such terms and conditions as the Corporation shall prescribe.

Although any member may withdraw from membership in IFC by delivering notice thereof in writing, any government which ceases to be a member remains liable for all its obligations to IFC. In the event of withdrawal, IFC will arrange for the repurchase of that government's capital stock in the Corporation. Also, a member may be suspended by a decision of a majority of the Governors exercising a majority of the Corporation's total voting power if such member fails to fulfill any of its obligations to IFC.

ADMINISTRATION

IFC's administration is comprised of the Board of Governors, the Board of Directors, the President, the Executive Vice President, other officers and staff.

All of the powers of IFC are vested in the Board of Governors which is composed of a Governor (and an Alternate Governor) appointed by each member country of IFC. Each member country has 250 votes plus one additional vote for each share of stock held by that member. Except as otherwise expressly provided in the Articles of Agreement, all matters before IFC are decided by a majority of the votes cast. The Board of Governors holds regular annual meetings, but has delegated to the Board of Directors authority to exercise all of the powers of IFC except those reserved to the Governors under the Articles of Agreement.

The Board of Directors is responsible for the conduct of the general operations of IFC. It is composed of each Executive Director of the World Bank who has been either (i) appointed by a member of the World Bank which is also a member of IFC, or (ii) elected in an election in which the votes of at least one member of the World Bank which is also a member of IFC shall have counted toward his or her election. Each Director is entitled to cast the number of votes which the member by which he or she was appointed, or the member (or members) that voted for his or her election, is entitled to cast. The Board of Directors presently consists of 24 Directors. Five Directors are appointed by individual members and the remaining 19 are elected by the Governors representing the other members. The President of the World Bank is *ex officio* Chairman of the Board of Directors of IFC.

The President is the chief of the operating staff of the Corporation and is appointed by the Board of Directors. Under the direction and control of the Board of Directors, the President is responsible for the organization, appointment and dismissal of the officers and staff. The authority to conduct the ordinary business of the Corporation is vested in the Executive Vice President.

The following is a list of the principal officers of IFC at July 1, 2003:

President	James D. Wolfensohn
Executive Vice President	Peter L. Woicke
Vice President, Human Resources and Administration	Dorothy H. Berry
Vice President, Operations	Assaad J. Jabre
Vice President, Portfolio and Risk Management	Farida Khambata
Vice President, Private Sector Development and IFC Chief Economist	Michael U. Klein
Vice President, Finance	Nina B. Shapiro
Vice President, Legal	Carol F. Lee
General Counsel and Director	Jennifer A. Sullivan

Mr. Woicke is a Managing Director of the World Bank responsible for private sector development. Effective July 1, 2003, Nemat Talaat Shafik, Vice President for Private Sector Development and Infrastructure for the World Bank (until June 30, 2003) will become Vice President, Infrastructure for the World Bank

and Michael Klein, Director of Private Sector Advisory Services (until June 30, 2003), will become Vice President for Private Sector Development for the World Bank and IFC. Ms. Shafik and Mr. Klein (together with Mr. Jabre) will be responsible for the private sector advisory work of several global departments jointly managed by IFC and the World Bank.

IFC is a legal entity separate and distinct from the World Bank. The funds of IFC are kept separate and apart from those of the World Bank and obligations of IFC are not obligations of, or guaranteed by, the World Bank.

THE ARTICLES OF AGREEMENT

The Articles of Agreement constitute IFC's governing charter. They prescribe IFC's purpose, capital structure and organization, authorize the operations in which it may engage, prescribe limitations on the carrying on of those operations and establish the status, privileges and immunities of IFC in its member countries. The Articles of Agreement also contain provisions with respect to the admission of additional members, the increase of the authorized capital stock of IFC, the terms and conditions under which IFC may invest its funds, the distribution of the net income of IFC to its members, the withdrawal and suspension of members and the suspension of operations of IFC.

Pursuant to its provisions, the Articles of Agreement may be amended only by a vote of three-fifths of the Governors exercising 85% of the total voting power (except for certain provisions the amendment of which requires the affirmative vote of all Governors). The Articles of Agreement further provide that questions of interpretation of provisions of the Articles of Agreement arising between any member and IFC or between members of IFC shall be decided by the Board of Directors. Its decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IFC may act on the basis of the decision of the Board of Directors.

Copies of the full text of the Articles of Agreement are available for inspection and distribution at IFC's head office in Washington, D.C.

LEGAL STATUS, IMMUNITIES AND PRIVILEGES

The Articles of Agreement contain provisions which accord to IFC legal status and certain immunities and privileges in the territories of each of its members, including those summarized below:

IFC has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IFC only in a court of competent jurisdiction in the territories of a member in which IFC has an office, has appointed an agent to accept service of process, or has issued or guaranteed securities, but no action may be brought against IFC by a member or persons acting for or deriving claims from a member.

The Governors, Directors, Alternates and the officers and employees of IFC are immune from legal process for acts performed by them in their official capacities.

The archives of IFC are inviolable and the property and assets of IFC are immune from seizure, attachment or execution prior to delivery of final judgment against IFC. The property and assets of the Corporation are also immune from search, requisition, confiscation, expropriation or any other form of seizure by executive or legislative action.

IFC, its assets, property, income and its operations and transactions authorized by the Articles of Agreement, are immune from all taxation and customs duties imposed by a member country. The Corporation is also immune from liability for the collection or payment of any tax or duty.

Under the Articles of Agreement, securities issued or guaranteed by IFC and the interest or dividends thereon are not subject to any tax (a) which discriminates against such securities solely because they are issued or guaranteed by IFC or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IFC.

IFC in its discretion may waive any of the privileges and immunities conferred under the Articles of Agreement upon such conditions as it may determine.

GOVERNANCE

BOARD OF DIRECTORS

In accordance with its Articles of Agreement, members of IFC's Board of Directors (the Board) are appointed or elected by their member governments. These Directors are neither officers nor staff of IFC. James D. Wolfensohn, President, is the only management member of the Board, serving as a non-voting member and as Chairman of the Board. The Board has established several Committees including:

- Committee on Development Effectiveness
- Audit Committee
- Budget Committee
- Personnel Committee
- Committee on Governance and Administrative Matters

The Board and its Committees function in continuous session at the principal offices of the World Bank Group, as business requires. Each Committee's terms of reference establish its respective roles and responsibilities. As Committees do not vote, their role is primarily to serve the full Board in discharging its responsibilities.

AUDIT COMMITTEE

Membership

The Audit Committee consists of eight members of the Board. Membership on the Committee is determined by the Board, based upon nominations by the Chairman of the Board, following informal consultation with the Directors. Membership of the Committee is expected to reflect the economic and geographic diversity of IFC's member countries, as well as the seniority, and relevant experience of each member. Generally, Committee members are appointed for a two year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any members of the Board who may wish to attend, and non-Committee members of the Board may participate in discussions. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board with respect to discussions held in the Audit Committee.

Key Responsibilities

The Audit Committee is appointed by the Board to exercise, on its behalf, oversight and assessment of fiduciary controls, the effectiveness of financial reporting, various aspects of financial, business, operating, and reputational risk, quality of earnings, and internal controls. In the execution of this role, the Committee discusses with management and the external auditors financial issues and policies that have an important bearing on the Corporation's financial position and risk-bearing capacity. It also reviews the internal audit work program with the Auditor General and Management of the Corporation.

Communications

The Audit Committee communicates regularly with the Board through distribution of the following:

- The minutes of its meetings
- Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IFC.

- "Statement(s) of the Chairman" and statements issued by other members of the Committee.
- The Annual Report of the Board, which provides an overview of the main issues addressed by the Audit Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section, below.

Executive Sessions

Members of the Audit Committee may convene in executive session at any time, without management present. Under the Audit Committee's terms of reference, it meets in executive session with the external auditors at least once a year.

Access to Outside Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information, that supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Directors have complete access to management of the Corporation. The quarterly and annual financial statements are made available to the Audit Committee for discussion prior to issuance. The Audit Committee has the opportunity to meet with both management and the external auditors for bilateral discussions. The Audit Committee then meets to discuss the financial statements with management and the external auditors.

CODE OF ETHICS

The World Bank Group strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, the Bank Group has in place a Code of Professional Ethics — living our values. The Code applies to all staff (including managers, consultants, and temporary employees) worldwide.

The Code is available on the Bank Group's website, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary actions. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank Group's ethical goals. In support of its efforts on ethics, the World Bank offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

- The Office of Ethics and Business Conduct provides leadership, management and oversight for the Bank Group's ethics infrastructure including the Ethics HelpLine, a consolidated conflicts of interest disclosure/resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.
- The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption with the Bank Group. The Department also investigates allegations of misconduct by Bank Group staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in Bank Group-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and Bank Group staff with operational experience.

The Bank Group offers both an "Ethics HelpLine", as well as a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. The third party service offers numerous methods of communication

in addition to a toll free hotline in countries where access to telecommunications may be limited. In addition there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through their website, as well as the postal service and telephone.

AUDITOR INDEPENDENCE

In February 2003, the Board adopted a set of principles applicable to the appointment of the external auditor for IFC. Key features of those principles include:

- An immediate prohibition of the external auditor from the provision of all non audit-related services.
- All audit-related services must be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee.
- Mandatory rebidding of the external audit contract every five years.
- Prohibition of any firm serving as external auditor for more than two consecutive five-year terms.
- Mandatory rotation of the senior partner after five years.
- An evaluation of the performance of the external auditor at the mid-point of the five year term.

IFC's external auditor is commencing a new term of up to five years as of the year ending June 30, 2004, and will have served eleven years as external auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. The service of the external auditors is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Members of the Audit Committee have independent access to the external auditor. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IFC's external auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards. In keeping with these standards, significant formal communications include:

- quarterly and annual financial statement reporting,
- annual appointment of the external auditors,
- presentation of the external audit plan,
- presentation of control recommendations and discussion of the COSO attestation and report, and
- presentation of a statement regarding independence.

In addition, there is informal communication between the Chairman of the Audit Committee and the external auditor's lead client service partner.

AUDIT FEES

For FY03, DTT served as IFC's independent external auditors. Administrative expenses for FY03 included IFC's share of the following professional fees paid to DTT: $0.8 million for audit services and $1.1 million for all other non-audit services. No services for financial information design and implementation were rendered by DTT during FY03.

IFC's Audit Committee has considered whether the external auditor's provision of non-audit services is compatible with the external auditor's independence.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte Touche Tohmatsu (International Firm)
Suite 500
555 12th Street, N.W.
Washington, DC 20004-1207

Tel: (202) 897 5600 897 5600
Fax: (202) 879 5309 879 5309
www.us.deloitte.com

Deloitte Touche Tohmatsu (International Firm)

President and Board of Governors
International Finance Corporation

We have audited the accompanying balance sheets of the international Finance Corporation. as of June 30, 2003 and 2002, including the statements of capital stock and voting power as of June 30, 2003, and the related statements of income, comprehensive income, changes in capital, and cash flows for each of the three fiscal years in the period ended June 30, 2003. These financial statements are the responsibility of the International Finance Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly. in all material respects. the financial position of the International Finance Corporation as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu (International Firm)

July 31, 2003

BALANCE SHEET

as of June 30, 2003 and June 30, 2002

(US$ millions)

	2003	2002
Assets		
Due from banks	$ 93	$ 95
Time deposits	2,293	4,471
Trading securities – Note B	10,572	11,795
Securities purchased under resale agreements	4,046	563
Loans and equity investments disbursed and outstanding – Note C		
Loans	9,242	8,033
Equity investments	2,760	2,701
Total loans and equity investments	12,002	10,734
Less: Reserve against losses on loans and equity investments	(2,625)	(2,771)
Net loans and equity investments	9,377	7,963
Derivative assets	1,734	1,077
Receivables and other assets – Note F	3,428	1,775
Total assets	**$ 31,543**	**$ 27,739**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 3,053	$ 1,935
Borrowings withdrawn and outstanding – Note G		
From market sources	17,181	16,412
From International Bank for Reconstruction and Development	134	169
Total borrowings	17,315	16,581
Derivative liabilities	1,264	1,576
Payables and other liabilities – Note H	3,122	1,343
Total liabilities	24,754	21,435
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each – Note I		
Subscribed	2,362	2,362
Less: Portion not yet paid	(2)	(2)
Total capital stock	2,360	2,360
Accumulated other comprehensive income	4	6
Retained earnings	4,425	3,938
Total capital	6,789	6,304
Total liabilities and capital	**$ 31,543**	**$ 27,739**

The notes to financial statements are an integral part of these statements.

INCOME STATEMENT

for the three years ended June 30, 2003

(US$ millions)

	2003	2002	2001
Interest income			
Interest and financial fees from loans – Note C	$ 477	$ 547	$ 732
Interest from time deposits and securities – Note B	318	493	773
Total interest income	795	1,040	1,505
Interest expense			
Charges on borrowings – Note G	226	438	961
Total interest expense	226	438	961
Net interest income	569	602	544
Net gains on trading activities – Note B	157	31	87
Income from equity investments			
Capital gains on equity sales	52	288	91
Dividends and profit participations	143	140	131
Total income from equity investments	195	428	222
Provision for losses on loans, equity investments and guarantees – Note C	98	657	402
Net income from loans, equity investments and trading activities	823	404	451
Noninterest income			
Service fees	51	40	41
Translation adjustments, net	8	(1)	(4)
Other income – Note J	34	43	28
Total noninterest income	93	82	65
Noninterest expense			
Administrative expenses – Notes Q and R	332	327	304
Expense (income) from pension and other postretirement benefit plans – Note P	24	(31)	(47)
Contributions to special programs – Note K	28	22	16
Other expenses	4	7	2
Total noninterest expense	388	325	275
Operating income	528	161	241
Other unrealized (losses) gains on financial instruments – Note L	(41)	54	11
Cumulative effect of change in accounting principle – Note L	-	-	93
Net income	$ 487	$ 215	$ 345

The notes to financial statements are an integral part of these statements.

STATEMENT OF COMPREHENSIVE INCOME

for the three years ended June 30, 2003

(US$ millions)

	2003	2002	2001
Net income	$ 487	$ 215	$ 345
Other comprehensive income (loss)			
Cumulative effect of change in accounting principle – Note L	-	-	14
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000	(2)	(6)	(2)
Transfer to net income of accumulated unrealized holding gains and losses on available for sale securities reclassified as trading securities	-	-	5
Total comprehensive income	$ 485	$ 209	$ 362

STATEMENT OF CHANGES IN CAPITAL

for the three years ended June 30, 2003

(US$ millions)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Payments received on account of pending subscriptions	Total capital
At July 1, 2000	$ 3,378	$ (5)	$ 2,358	$ 2	$ 5,733
Year ended June 30, 2001					
Net income	345				345
Other comprehensive income		17			17
Payments received on account of pending subscriptions allocated to capital stock subscribed			2	(2)	-
At June 30, 2001	$ 3,723	$ 12	$ 2,360	$ -	$ 6,095
Year ended June 30, 2002					
Net income	215				215
Other comprehensive income (loss)		(6)			(6)
At June 30, 2002	$ 3,938	$ 6	$ 2,360	$ -	$ 6,304
Year ended June 30, 2003					
Net income	487				487
Other comprehensive income (loss)		(2)			(2)
At June 30, 2003	$ 4,425	$ 4	$ 2,360	$ -	$ 6,789

The notes to financial statements are an integral part of these statements.

STATEMENT OF CASH FLOWS

for the three years ended June 30, 2003

(US$ millions)

	2003	2002	2001
Cash flows from loans and equity investment activities			
Loan disbursements	$ (2,646)	$ (1,250)	$ (1,200)
Equity disbursements	(313)	(285)	(335)
Loan repayments	1,402	1,350	1,209
Equity redemptions	5	23	8
Sales of loans and equity investments	271	638	257
Net cash (used in) provided by investing activities	**(1,281)**	**476**	**(61)**
Cash flows from financing activities			
Drawdown of borrowings	3,526	4,000	3,570
Repayment of borrowings	(3,796)	(3,109)	(2,458)
Net cash (used in) provided by financing activities	**(270)**	**891**	**1,112**
Cash flows from operating activities			
Net income	487	215	345
Adjustments to reconcile net income to net cash provided by operating activities:			
Capital gains on equity sales	(52)	(288)	(91)
Provision for losses on loans, equity investments and guarantees	98	657	402
Translation adjustments, net	(8)	1	4
Unrealized (gains) losses on financial instruments	41	(54)	(104)
Change in accrued income on loans, time deposits and securities	(278)	41	8
Change in payables and other liabilities	1,917	(810)	217
Change in receivables and other assets	(4,322)	317	(373)
Net cash (used in) provided by operating activities	**(2,117)**	**79**	**408**
Change in cash and cash equivalents	(3,668)	1,446	1,459
Effect of exchange rate changes on cash and cash equivalents	265	334	(396)
Net change in cash and cash equivalents	(3,403)	1,780	1,063
Beginning cash and cash equivalents	16,361	14,581	13,518
Ending cash and cash equivalents	**$ 12,958**	**$ 16,361**	**$ 14,581**
Composition of cash and cash equivalents			
Due from banks	$ 93	$ 95	$ 136
Time deposits	2,293	4,471	4,145
Securities held in trading portfolio	10,572	11,795	10,300
Total cash and cash equivalents	**$ 12,958**	**$ 16,361**	**$ 14,581**
Supplemental disclosure			
Change in ending balances resulting from exchange rate fluctuations:			
Loans outstanding	$ 145	$ 92	$ 68
Borrowings	(473)	(585)	(869)

The notes to financial statements are an integral part of these statements.

STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2003

(US$ thousands)

Members	Capital stock		Voting power	
	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	$ 111	0.00	361	0.02
Albania	1,302	0.06	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	0.00	263	0.01
Argentina	38,129	1.62	38,379	1.60
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.01	47,579	1.98
Austria	19,741	0.84	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.39
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.23
Belgium	50,610	2.14	50,860	2.12
Belize	101	0.00	351	0.01
Benin	119	0.01	369	0.02
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	0.00	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.05
Burundi	100	0.00	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.45	81,592	3.39
Cape Verde	15	0.00	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.50	11,960	0.50
China	24,500	1.04	24,750	1.03
Colombia	12,606	0.53	12,856	0.53
Comoros	14	0.00	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.79	18,804	0.78
Djibouti	21	0.00	271	0.01
Dominica	42	0.00	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	0.00	279	0.01
Equatorial Guinea	43	0.00	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.67	15,947	0.66
France	121,015	5.13	121,265	5.04
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	0.00	344	0.01
Georgia	861	0.04	1,111	0.05
Germany	128,908	5.46	129,158	5.37
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	0.00	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	0.00	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.47
Iceland	42	0.00	292	0.01
India	81,342	3.45	81,592	3.39
Indonesia	28,539	1.21	28,789	1.20
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.45	81,592	3.39
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.98	141,424	5.88
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	0.00	262	0.01
Korea, Republic of	15,946	0.68	16,196	0.67
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02
Latvia	$ 2,150	0.09	2,400	0.10
Lebanon	135	0.01	385	0.02
Lesotho	71	0.00	321	0.01
Liberia	83	0.00	333	0.01
Libya	55	0.00	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.65	15,472	0.64
Maldives	16	0.00	266	0.01
Mali	451	0.02	701	0.03
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08
Mexico	27,589	1.17	27,839	1.16
Micronesia, Fed. States of.	744	0.03	994	0.04
Moldova	784	0.03	1,034	0.04
Mongolia	144	0.01	394	0.02
Morocco	9,037	0.38	9,287	0.39
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.38	56,381	2.35
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.92	21,893	0.91
Norway	17,599	0.75	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.82
Palau	25	0.00	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.45	81,592	3.39
Rwanda	306	0.01	556	0.02
Saint Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	0.00	324	0.01
Samoa	35	0.00	285	0.01
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Serbia and Montenegro	1,803	0.08	2,053	0.09
Seychelles	27	0.00	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.20
Slovenia	1,585	0.07	1,835	0.08
Solomon Islands	37	0.00	287	0.01
Somalia	83	0.00	333	0.01
South Africa	15,948	0.68	16,198	0.67
Spain	37,026	1.57	37,276	1.55
Sri Lanka	7,135	0.30	7,385	0.31
Sudan	111	0.00	361	0.02
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.14	27,126	1.13
Switzerland	41,580	1.76	41,830	1.74
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.47
Togo	808	0.03	1,058	0.04
Tonga	34	0.00	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.62	14,795	0.62
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	8,907	0.38	9,157	0.38
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.13	121,265	5.04
United States	569,379	24.12	569,629	23.70
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	0.00	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.17	27,838	1.16
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2003	$ 2,360,181	100.00+	2,403,931	100.00+
Total June 30, 2002	$ 2,360,181	100.00+	2,403,931	100.00+

* Less than .005 percent.
+ May differ from the sum of the individual percentages shown because of rounding.

The notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association, and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP). On July 31, 2003, the Board of Directors of the Corporation approved these financial statements for issue.

Financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Use of estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

As part of the ongoing compliance with US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), the Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2003 and June 30, 2002. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

Loans and equity investments - Loans and equity investments are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in other unrealized gains and losses on financial instruments in net income. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees. Equity investments are carried at cost. The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with SFAS No.133.

Reserve against losses on loans and equity investments - The Corporation recognizes portfolio impairment in the balance sheet through the reserve against losses on loans and equity investments, recording a provision or release of provision for losses on loans and equity investments in net income on a quarterly basis, which increases or decreases the reserve against losses on loans and equity investments.

Management determines the aggregate level of the reserve against losses on loans and equity investments, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans and equity investments reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower or the value of the company invested in and is established through review of individual loans and equity investments undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. A reserve against losses for an equity investment is established when a decrease in value of the equity investment has occurred which is considered other than temporary. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include:

NOTES TO FINANCIAL STATEMENTS

country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loan and Equity investments are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans and equity investments. Such reductions in the reserve are offset by recoveries associated with previously written-off loans and equity investments.

Revenue recognition on loans and equity investments - Interest income and commitment fees on loans are recorded as income on an accrual basis. All other fees are recorded as income when received in freely convertible currencies. The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the balance sheet.

Dividends and profit participations are recorded as income when received in freely convertible currencies. Capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are recorded as income when received in freely convertible currencies.

Certain equity investments, for which recovery of invested capital is uncertain are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to capital gains.

Guarantees – The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Beginning in the year ended June 30, 2001, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. This date is also the "inception" of the guarantee contract. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the commitment date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans and equity investments on the balance sheet. Commitment fees on guarantees are recorded as income on an accrual basis.

Liquid asset portfolio - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation and as detailed in note B, comprises: these time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

On July 1, 2000, the Corporation reclassified all of its available for sale securities as trading securities. This resulted in a transfer of accumulated net unrealized holding losses on available for sale securities of $5 million from other comprehensive income to net income in the year ended June 30, 2001. Beginning with the year ended June 30, 2001, realized and unrealized gains and losses on trading securities are reported separately in the income statement.

Trading securities are carried at fair value with any changes in fair value reported in net gains and losses on trading activities. Interest on securities and amortization of premiums and accretion of discounts are reported in interest from time deposits and securities.

The Corporation classifies due from banks, time deposits and securities (collectively, cash and cash equivalents) as an element of liquidity in the statement of cash flows because they are readily convertible to known amounts of cash within 90 days.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to

NOTES TO FINANCIAL STATEMENTS

repurchase and securities payable for cash collateral received are recorded at fair value.

Borrowings - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in other unrealized gains and losses on financial instruments in the income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management, derivative instruments and hedge accounting - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandising purposes.

All derivative instruments are recorded on the balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments and market borrowing transactions entered into on or after January 1, 1999 are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in net gains and losses on trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in other unrealized gains and losses on financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net income.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in other unrealized gains and losses on financial instruments in the income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

Lending activities The Corporation's policy is to closely match the currency, rate basis and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The impact on net income of changes in fair value of interest rate swaps qualifying for the shortcut method under SFAS No. 133 is exactly offset by a corresponding adjustment to the fair value of the related loans. The Corporation has elected not to designate hedging relationships for all other lending-related derivatives that do not qualify for the shortcut method.

Client risk management activities The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

Borrowing activities The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

NOTES TO FINANCIAL STATEMENTS

Liquid asset portfolio management activities The Corporation manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and eliminating the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Resource mobilization - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. The disbursed and outstanding balances of the loan participations are not included in the Corporation's balance sheet.

Pension and other postretirement benefits - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in income from (contributions to) Staff Retirement Plan and cost of (income from) other postretirement benefits, respectively, in the income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Accounting and financial reporting developments - During the year ended June 30, 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34* (FIN45). The initial recognition and measurement provisions of FIN 45 were effective for guarantees issued or modified after December 31, 2002. Accounting for guarantees issued prior to this date is unaffected by FIN 45. The Corporation issued a small number of guarantees during the period January 1, 2003 through June 30, 2003, and the adoption of FIN 45 has had no material impact on the results of operations, statement of financial position or cash flows of the Corporation. Disclosures concerning guarantees, including those required by FIN 45 as of June 30, 2003, have been made in Note C.

On January 17, 2003, FASB issued FASB Interpretation No.46 *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51* (FIN 46). FIN 46 is applicable to all entities with variable interests in variable interest entities created after January 31, 2003 immediately, and, for the Corporation, FIN 46 is applicable to any variable interests in a variable interest entity created before February 1, 2003, beginning July 1, 2003. The Corporation is currently in the process of evaluating the impact of FIN 46.

During the year ended June 30, 2003, FASB issued Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 codifies certain implementation decisions previously issued by the Derivatives Implementation Group and addresses additional implementation issues relating to the definition of a derivative. The Standard also clarifies the definition of a financial guarantee to conform with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. SFAS No. 149 is effective for the Corporation on July 1, 2003 (FY04), and is not expected to have a material impact on the financial position or results of operations for the Corporation.

During the year ended June 30, 2003, FASB issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 clarifies how the issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities and is expected to lead to an increase in the number of quasi-debt/quasi-equity instruments issued being classified as liabilities on the issuer's balance sheet. SFAS No. 150 is effective for the Corporation on July 1, 2003 (FY04), and is not expected to have a material impact on either the financial position or the results of operations of the Corporation.

NOTES TO FINANCIAL STATEMENTS

NOTE B – LIQUID ASSET PORTFOLIO

The composition of the Corporation's liquid asset portfolio is as follows (US$ millions):

	June 30, 2003	June 30, 2002
Assets		
Due from banks	$ 53	$ 48
Time deposits	2,293	4,471
Trading securities	10,572	11,795
Securities purchased under resale agreements	4,046	563
Receivables and other assets:		
Receivables from sales of securities	1,889	424
Accrued interest income on time deposits and securities	431	150
Accrued income on derivative instruments	15	26
Derivative assets	64	164
Total assets	19,363	17,641
Liabilities		
Payables and other liabilities:		
Payables for purchases of securities	2,388	598
Accrued charges on derivative instruments	96	79
Securities sold under repurchase agreements and payable for cash collateral received	3,053	1,935
Derivative liabilities	874	497
Total liabilities	6,411	3,109
Total net liquid asset portfolio	$ 12,952	$ 14,532

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent less than 1% of the portfolio at June 30, 2003 (less than 1% - June 30, 2002). The annualized rate of return on the trading portfolio during the year ended June 30, 2003, was 3.7% (4.1% - year ended June 30, 2002; 7.1% - year ended June 30, 2001). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Trading securities

The composition of trading securities is as follows:

	Year ended June 30, 2003	At June 30, 2003		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 4,693	$ 4,296	5.4	4.2
Asset-backed securities	2,565	2,894	16.7	1.9
Corporate securities	3,010	3,242	3.4	4.7
Money market funds	140	140	-	1.2
Total trading securities	$ 10,408	$ 10,572		

	Year ended June 30, 2002	At June 30, 2002		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 5,426	$ 6,085	4.4	4.4
Asset-backed securities	2,474	2,473	11.1	2.3
Corporate securities	2,998	3,135	3.0	4.8
Money market funds	94	102	-	1.5
Total trading securities	$ 10,992	$ 11,795		

The expected maturity of the asset-backed securities will differ from the contractual maturity, as reported above, due to prepayment features.

Liquid asset portfolio income

Income from the liquid asset trading portfolio for the years ended June 30, 2003, 2002 and 2001 comprises (US$ millions):

	2003	2002	2001
Interest Income	$ 318	$ 493	$ 773
Net gains (losses):			
Realized	131	45	61
Unrealized	26	(14)	26
Total net gains (losses) on trading activities	157	31	87
Total income from liquid asset portfolio	**$ 475**	**$ 524**	**$ 860**

Collateral

The estimated fair value of securities held by the Corporation at June 30, 2003 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $4,500 million ($760 million - June 30, 2002).

NOTE C – LOANS AND EQUITY INVESTMENTS AND RESERVE AGAINST LOSSES

The distribution of the disbursed portfolio by sector is as follows (US$ millions):

	June 30, 2003			June 30, 2002		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Finance and insurance	$ 1,870	$ 794	$ 2,664	$ 1,361	$ 645	$ 2,006
Utilities	1,183	110	1,293	936	114	1,050
Food and beverages	731	115	846	602	129	731
Transportation and warehousing	636	170	806	560	174	734
Oil, gas and mining	549	150	699	453	165	618
Nonmetallic mineral product manufacturing	590	106	696	603	100	703
Information	483	181	664	422	183	605
Primary metals	566	97	663	529	93	622
Industrial and consumer products	537	90	627	457	90	547
Chemicals	536	85	621	626	86	712
Collective investment vehicles	13	550	563	7	567	574
Accommodation and tourism services	306	61	367	306	69	375
Textiles, apparel and leather	250	54	304	265	73	338
Wholesale and retail trade	259	26	285	224	27	251
Paper and pulp	215	66	281	225	91	316
Agriculture and forestry	163	19	182	168	26	194
Health care	99	20	119	111	21	132
Plastics and rubber	65	39	104	85	35	120
Other	178	27	205	78	14	92
Total disbursed portfolio	**9,229**	**2,760**	**11,989**	**8,018**	**2,702**	**10,720**
Fair value adjustments	13	-	13	15	(1)	14
Carrying value of loans and equity investments	**$ 9,242**	**$ 2,760**	**$ 12,002**	**$ 8,033**	**$ 2,701**	**$ 10,734**

The distribution of the disbursed loan and equity investment portfolio by geographical region is as follows (US$ millions):

	June 30, 2003			June 30, 2002		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Latin America and Caribbean	$ 4,030	$ 907	$ 4,937	$ 3,393	$ 920	$ 4,313
Asia	1,730	948	2,678	1,919	919	2,838
Europe and Central Asia	2,089	429	2,518	1,635	423	2,058
Sub-Saharan Africa	697	256	953	646	274	920
Middle East and North Africa	683	194	877	424	132	556
Other	-	26	26	1	34	35
Total disbursed portfolio	**9,229**	**2,760**	**11,989**	**8,018**	**2,702**	**10,720**
Fair value adjustments	13	-	13	15	(1)	14
Carrying value of loans and equity investments	**$ 9,242**	**$ 2,760**	**$ 12,002**	**$ 8,033**	**$ 2,701**	**$ 10,734**

At June 30, 2003, 20% (23% - June 30, 2002) of the disbursed loan portfolio consisted of fixed rate loans, while the remainder was at variable rates.

NOTES TO FINANCIAL STATEMENTS

Loan portfolio

The currency composition and average yield of the disbursed loan portfolio are summarized below:

	June 30, 2003		June 30, 2002	
	Amount (US $ millions)	Average yield (%)	Amount (US $ million)	Average yield (%)
US dollar	$ 7,977	5.0	$ 7,155	5.7
Euro	907	5.9	654	6.8
Other currencies	345	8.5	209	8.0
Total disbursed loan portfolio	**9,229**	**5.2**	**8,018**	**5.8**
Fair value adjustments	13		15	
Carrying value of loans	**$ 9,242**		**$ 8,033**	

After the effect of interest rate and currency swaps, the Corporation's loans are principally denominated in US dollars.

Disbursed loans in all currencies are repayable during the years ending June 30, 2004 through June 30, 2008, and thereafter, as follows (US$ millions):

	2004	2005	2006	2007	2008	Thereafter	Total
Fixed rate loans	$ 507	$ 289	$ 310	$ 209	$ 155	$ 411	$ 1,881
Variable rate loans	1,385	1,311	1,039	899	771	1,943	7,348
Total disbursed loan portfolio	**$ 1,892**	**$ 1,600**	**$ 1,349**	**$ 1,108**	**$ 926**	**$ 2,354**	**9,229**
Fair value adjustments							13
Carrying value of loans							**$ 9,242**

The Corporation's disbursed variable rate loans generally reprice within one year.

Loans on which the accrual of interest has been discontinued amounted to $1,543 million at June 30, 2003 ($1,217 million - June 30, 2002). *Interest income not recognized on nonaccruing loans during the year ended June 30, 2003 totaled $82 million ($106 million - year ended June 30, 2002; $100 million - year ended June 30, 2001).* Interest collected on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2003 was $40 million ($39 million - year ended June 30, 2002; $27 million - year ended June 30, 2001). The average recorded investment in impaired loans during the year ended June 30, 2003, was $2,543 million ($2,279 million - year ended June 30, 2002). The recorded investment in impaired loans at June 30, 2003 was $2,446 million ($2,640 million - June 30, 2002).

Reserve against losses on loans and equity investments

Changes in the reserve against losses on loans and equity investments for the years ended June 30, 2003, 2002 and 2001 are summarized below (US$ millions):

	2003			2002			2001		
	Loans	Equity investments	Total	Loans	Equity investments	Total	Loans	Equity investments	Total
Beginning balance	$ 1,758	$ 1,013	$ 2,771	$ 1,363	$ 850	$ 2,213	$ 1,228	$ 745	$ 1,973
Provision for losses	47	50	97	373	268	641	193	196	389
Other adjustments	(121)	(122)	(243)	22	(105)	(83)	(58)	(91)	(149)
Ending balance	**$ 1,684**	**$ 941**	**$ 2,625**	**$ 1,758**	**$ 1,013**	**$ 2,771**	**$ 1,363**	**$ 850**	**$ 2,213**

Provision for losses on loans, equity investments and guarantees in the income statement for the year ended June 30, 2003 includes $1 million in respect of guarantees ($16 million - year ended June 30, 2002; $13 million - year ended June 30, 2001). At June 30, 2003 the accumulated reserve for losses on guarantees, included in the balance sheet in payables and other liabilities, was $30 million ($29 million - June 30, 2002).

Other adjustments comprise loan and equity investment write-offs and recoveries, reserves against interest capitalized as part of a debt restructuring, and translation adjustments.

Interest and financial fees from loans

Interest and financial fees from loans for the years ended June 30, 2003, 2002 and 2001 comprise the following (US$ millions):

	2003	2002	2001
Interest income	$ 414	$ 486	$ 704
Commitment fees	18	11	7
Other financial fees	45	50	21
Total interest and financial fees from loans	**$ 477**	**$ 547**	**$ 732**

NOTES TO FINANCIAL STATEMENTS

NOTE D – PROJECTS APPROVED AND COMMITTED BUT NOT DISBURSED OR UTILIZED

Projects approved by the Board of Directors not committed, loan and equity commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized, are summarized below (US$ millions):

	June 30, 2003	June 30, 2002
Projects approved but not committed:		
Loans	$ 1,961	$ 2,566
Equity investments	610	586
Guarantees	246	497
Client risk management facilities	54	115
Total projects approved but not committed	2,871	3,764
Projects committed but not disbursed:		
Loans	2,697	2,598
Equity investments	758	764
Projects committed but not utilized:		
Guarantees	765	571
Client risk management facilities	168	107
Total projects committed but not disbursed or utilized	4,388	4,040
Total projects approved but not disbursed or utilized	$ 7,259	$ 7,804

NOTE E – RESOURCE MOBILIZATION

Loan participations arranged to be placed with Participants in respect of loans approved by the Board of Directors, loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding and serviced by the Corporation for the Participants are as follows (US$ millions):

	June 30, 2003	June 30, 2002
Loan participations arranged to be placed with Participants approved but not committed	$ 2,517	$ 2,856
Loan participations signed as commitments but not disbursed	472	820
Loan participations arranged to be placed with Participants approved but not disbursed	$ 2,989	$ 3,676
Loan participations disbursed and outstanding which are serviced by the Corporation	$ 6,130	$ 5,700

During the year ended June 30, 2003 the Corporation called and disbursed $1,509 million ($574 million - year ended June 30, 2002) of Participants' funds.

In July 1995, the Corporation securitized and sold variable rate US dollar loan participations to a trust (the Trust). Concurrently, the Corporation provided a $20 million liquidity facility to the Trust and acquired $20 million of the Trust's Class C certificates. In January 2002, the Corporation exercised an option to reacquire the remaining outstanding loan participations owned by the Trust for $37 million, and the Trust was dissolved. As a result of the dissolution the Corporation recorded income of $15 million, included in interest and financial fees from loans in the income statement for the year ended June 30, 2002. Reserves against losses of $11 million were established on the reacquired loans, included in provision for losses on loans, equity investments and guarantees for the year ended June 30, 2002.

NOTE F – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2003	June 30, 2002
Receivables from sales of securities	$ 1,889	$ 424
Accrued interest income on time deposits and securities	431	150
Accrued income on derivative instruments	325	396
Accrued interest income on loans	99	101
Receivable from IBRD representing prepaid pension and other postretirement benefit costs	277	286
Headquarters building:		
Land	89	89
Building	184	184
Less: Building depreciation	(29)	(24)
Headquarters building, net	244	249
Deferred charges and other assets	163	169
Total receivables and other assets	$ 3,428	$ 1,775

NOTES TO FINANCIAL STATEMENTS

NOTE G – BORROWINGS

Market borrowings and associated derivatives

The Corporation's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2003							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,512	5.1	$ 8,614	0.3	$ 6,705	1.1	$ 15,889	0.9
					(6,942)	(4.7)	-	-
Japanese yen	3,812	4.7	(3,812)	(4.7)	-	-	-	-
Pound sterling	2,349	5.7	(2,349)	(5.5)	250	3.8	-	-
					(250)	(5.8)	-	-
Euro	1,052	5.7	(1,052)	(5.7)	-	-	-	-
Hong Kong dollar	872	6.6	(872)	(6.6)	-	-	-	-
South African rand	398	13.8	(398)	(13.8)	-	-	-	-
Canadian dollar	295	1.0	(295)	(1.0)	-	-	-	-
Australian dollar	278	4.7	(278)	(4.7)	-	-	-	-
New Zealand dollar	204	5.0	(204)	(5.0)	-	-	-	-
Colombian peso	125	13.7	(125)	(13.7)	-	-	-	-
Swiss franc	74	2.7	(74)	0.1	74	0.1	-	-
					(74)	(2.7)	-	-
Singapore dollar	57	4.3	(57)	(4.3)	-	-	-	-
Principal at face value	17,028		$ (902)		$ (237)		$ 15,889	
Less: Unamortized discounts, net	(595)							
Total market borrowings	16,433							
Fair value adjustments	748							
Carrying value of market borrowings	$ 17,181							

	June 30, 2002							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,177	5.9	$ 9,522	1.2	$ 6,542	1.9	$ 16,690	1.8
					(6,551)	(5.5)	-	-
Japanese yen	3,128	5.0	(3,128)	(5.0)	-	-	-	-
Pound sterling	2,992	5.7	(2,992)	(5.4)	458	3.9	-	-
					(458)	(5.8)	-	-
Euro	1,608	4.8	(1,608)	(4.8)	-	-	-	-
Hong Kong dollar	1,039	7.1	(1,039)	(7.1)	-	-	-	-
South African rand	295	13.8	(295)	(13.8)	-	-	-	-
Australian dollar	133	5.3	(133)	(5.3)	-	-	-	-
New Zealand dollar	124	6.8	(124)	(6.8)	-	-	-	-
Colombian peso	94	13.7	(94)	(13.7)	-	-	-	-
Singapore dollar	68	4.2	(68)	(4.2)	-	-	-	-
Swiss franc	68	3.8	(68)	(1.1)	68	1.1	-	-
					(68)	(3.8)	-	-
Principal at face value	16,726		$ (27)		$ (9)		$ 16,690	
Less: Unamortized discounts, net	(206)							
Total market borrowings	16,520							
Fair value adjustments	(108)							
Carrying value of market borrowings	$ 16,412							

The weighted average cost of the Corporation's borrowings outstanding from market sources after currency and interest rate swap transactions was 0.9 % at June 30, 2003 (1.8% - June 30, 2002). The weighted average remaining maturity of the Corporation's borrowings from market sources was 10.5 years at June 30, 2003 (8.8 years - June 30, 2002).

NOTES TO FINANCIAL STATEMENTS

Net fair value adjustments to the carrying value of market borrowings comprises $748 million ($(108) million - June 30, 2002) representing adjustments to the carrying value of transactions in designated fair value hedging relationships.

The net nominal amount receivable from currency swaps of $ 902 million and the net notional amount receivable from interest rate swaps of $237 million at June 30, 2003 ($27 million and $9 million - June 30, 2002), shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,590 million and currency and interest rate swap liabilities at fair value of $166 million ($722 million and $605 million - June 30, 2002), included in derivative assets and derivative liabilities, respectively, on the balance sheet.

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2003		June 30, 2002	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
US dollar	$ 102	6.4	$ 124	6.5
Euro	15	8.0	22	7.7
Other currencies	17	6.1	23	6.0
Total borrowings outstanding from IBRD	$ 134		$ 169	

The weighted average remaining maturity of borrowings from IBRD was 3.7 years at June 30, 2003 (4.5 years - June 30, 2002). There were no undrawn balances on committed borrowings from IBRD at June 30, 2003 ($nil - June 30, 2002). Charges on borrowings for the year ended June 30, 2003 includes $10 million ($12 million - year ended June 30, 2002; $16 million - year ended June 30, 2001) in respect of IBRD borrowings.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2004 through June 30, 2008 and thereafter are summarized below (US$ millions):

	2004	2005	2006	2007	2008	Thereafter	Total
Borrowings from market sources	$ 2,381	$ 1,945	$ 1,423	$ 1,566	$ 1,590	$ 8,123	$ 17,028
Borrowings from IBRD	38	41	24	18	8	5	134
Total borrowings, gross	$ 2,419	$ 1,986	$ 1,447	$ 1,584	$ 1,598	$ 8,128	17,162
Less: Unamortized discounts, net							(595)
Fair value adjustments							748
Carrying value of borrowings							$ 17,315

After the effect of interest rate and currency swaps, the Corporation's borrowings generally reprice within one year.

NOTE H – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2003	June 30, 2002
Accrued charges on borrowings	$ 285	$ 345
Accrued charges on derivative instruments	192	209
Payables for purchases of securities	2,388	598
Accounts payable, accrued expenses and other liabilities	212	143
Deferred income	45	48
Total payables and other liabilities	$ 3,122	$ 1,343

NOTE I – CAPITAL STOCK

The Corporation's authorized share capital was increased to $2,450 million through two capital increases in 1992. The subscription and payment period for shares then allocated ended on August 1, 1999, but the Corporation has agreed to defer the payment date for certain member countries beyond this date. Pursuant to these arrangements, $2 million of subscribed shares remained unpaid at June 30, 2003 ($2 million - June 30, 2002).

During the year ended June 30, 2003, no shares were subscribed by member countries (92 shares at a par value of $1,000 each - year ended June 30, 2002). No monies were paid in on account of subscriptions in the year ended June 30, 2003 (less than $1 million - year ended June 30, 2002).

NOTES TO FINANCIAL STATEMENTS

NOTE J – OTHER INCOME

Other income predominantly comprises fees collected from clients for expenses incurred by the Corporation on their behalf, included in administrative expenses ($15 million - year ended June 30, 2003; $18 million - year ended June 30, 2002; $14 million - year ended June 30, 2001).

NOTE K – CONTRIBUTIONS TO SPECIAL PROGRAMS

From time to time, the Board of Directors approves recommendations under which the Corporation contributes to special programs, comprising the Corporation's Global Small and Medium Enterprise Capacity Building Facility, Technical Assistance Fund and Foreign Investment Advisory Service and other donor funded operations. During the year ended June 30, 2003, the Corporation contributed a total of $28 million to these facilities ($22 million - year ended June 30, 2002; $16 million - year ended June 30, 2001), of which the largest amounts were attributable to the Global SME Capacity Building facility and the Private Enterprise Partnership.

NOTE L – OTHER UNREALIZED GAINS (LOSSES) ON FINANCIAL INSTRUMENTS

Other unrealized gains on financial instruments for the year ended June 30 comprises (US$ millions):

	2003	2002	2001
Difference between change in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	$ (32)	$ 81	$ 16
Change in fair value of derivative instruments, other than those associated with liquid asset investments, not designated as a hedge	(6)	(31)	(5)
Amortization of difference between fair value and carrying value of hedged items Amortization of difference between fair value and carrying value of hedged items	(5)	(2)	(3)
Release from accumulated other comprehensive income of transition gain On cash flow-like hedges	2	6	3
Total other unrealized (losses) gains on financial instruments	$ (41)	$ 54	$ 11

Of the total other unrealized gains and losses on financial instruments, unrealized gains of $nil million (gains $72 million - year ended June 30, 2002; gains $22 million – year ended June 30, 2001) are attributable to borrowings and related derivatives transactions, unrealized losses of $40 million (losses $19 million - year ended 30 June, 2002; losses $7 million – year ended June 30, 2001) are attributable to loans and related derivatives transactions and unrealized losses of $1 million (gains $1 million - year ended 30 June, 2002; losses $4 million – year ended June 30, 2001) are attributable to client risk management activities.

At the date of initial application of SFAS No. 133 on July 1, 2000, certain items were recorded as a transition adjustment, denoted as the cumulative effect of a change in accounting principle in the income statement. The transition adjustment included, first, the difference between the previous carrying value and the fair value of all freestanding derivative instruments. Secondly, it included the offsetting gains and losses on assets and liabilities held under fair value-like hedging relationships in existence prior to the adoption of SFAS No. 133 that are also recognized by adjusting their carrying value to fair value. Finally, the adjustment included the fair value of derivatives embedded in hybrid financial instruments entered into on or after January 1, 1999, where they are required to be separated from their respective host contracts, and also recorded on the balance sheet at fair value. The total amount of the transition adjustment, recorded on July 1, 2000, was $93 million.

Also upon adoption of SFAS No. 133, the Corporation recorded a gain of $14 million to accumulated other comprehensive income to adjust the book value to fair value of cross-currency interest rate swaps in cash flow-like hedges. The Corporation elected not to seek hedge accounting for these transactions under SFAS No.133 and, accordingly, records the cross-currency interest rate swaps at fair value, with the change in fair value included in earnings. The gain recorded in accumulated other comprehensive income upon adoption of SFAS No.133 is released into earnings over the remaining original hedge term. The amounts released for the years ended June 30, 2003 and June 30, 2002 are shown above; the expected release for the year ending June 30, 2004 is $2 million.

NOTE M – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Many of the Corporation's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since the Corporation generally holds loans, borrowings and other financial instruments to maturity with the aim of realizing their recorded values.

The estimated fair values reflect the interest rate environments as of June 30, 2003 and June 30, 2002. In different interest rate environments, the fair value of the Corporation's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of the

NOTES TO FINANCIAL STATEMENTS

Corporation. The fair values of the individual financial instruments do not represent the fair value of the Corporation taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2003 and June 30, 2002 are summarized below.

Liquid assets - The estimated fair value of time deposits and the trading securities portfolio are based on quoted market prices and the present value of estimated future cash flows using appropriate discount rates.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - The Corporation generally has not sold its loans from the portfolio, and there is no comparable secondary market. Fair values for fixed rate loans and loan commitments were determined using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds. Since rates on variable rate loans and loan commitments are generally reset on a quarterly or semiannual basis, the carrying value adjusted for credit risk was determined to be the best estimate of fair value. The Corporation also holds options to convert loans into equity of certain of its investee companies. Fair values of these conversion options are based on quoted market prices or other calculated values of the underlying equity investment.

Equity investments - Fair values were determined using market prices where available, put option prices, book values or cost, certain of which were discounted based upon management's estimate of net realizable value. Where market prices were not available or alternate valuation techniques were not practical, cost was determined to be the best estimate of fair value. Prior to the year ended June 30, 2003, management's estimate of fair value considered the relative illiquidity and volatility, as well as the overall business constraints, in the emerging markets in which the Corporation invests. Pursuant to a review of equity valuation methodologies undertaken in the year ended June 30, 2003, the Corporation no longer considers such factors in estimating the fair value of equity investments. Prior year numbers have been restated for comparability purposes.

Borrowings - Fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Estimated fair values of the Corporation's financial assets and liabilities and off-balance sheet financial instruments are summarized below (US$ millions). The Corporation's credit exposure is represented by the estimated fair values of its financial assets.

	June 30, 2003			June 30, 2002
	Carrying amount	Fair value adjustments	Fair value	Fair value
Financial assets				
Due from banks, time deposits, securities and securities purchased under resale agreements	$ 17,004	$ -	$ 17,004	$ 16,924
Loans	9,242	414	9,656	8,296
Equity investments	2,760	1,801	4,561	4,246
Total loans and equity investments	12,002	2,215	14,217	12,542
Reserve against losses	(2,625)	-	(2,625)	(2,771)
Net loans and equity investments	9,377	2,215	11,592	9,771
Derivative assets:				
Liquid asset portfolio-related	64	-	64	164
Loans-related	12	-	12	42
Borrowings-related	1,590	-	1,590	821
Client risk management-related	68	-	68	50
Total derivative assets	1,734	-	1,734	1,077
Nonfinancial assets	3,428	-	3,428	1,775
Total assets	$ 31,543	$ 2,215	$ 33,758	$ 29,547
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 3,053	$ -	$ 3,053	$ 1,935
Market and IBRD borrowings outstanding	17,315	(8)	17,307	16,599
Derivative liabilities:				
Liquid asset portfolio-related	874	-	874	497
Loans-related	154	-	154	47
Borrowings-related	166	-	166	985
Client risk management-related	70		70	47
Total derivative liabilities	1,264	(8)	1,264	1,576
Nonfinancial liabilities	3,122	-	3,122	1,343
Total liabilities	$ 24,754	$ (8)	$ 24,746	$ 21,453

NOTES TO FINANCIAL STATEMENTS

	June 30, 2003			June 30, 2002
	Carrying amount	Fair value adjustments	Fair value	Fair value
Off-balance sheet financial instruments				
Loan commitments	$ 2,697	$ 15	$ 2,712	$ 2,605
Guarantees				
Signed	1,080	-	1,080	794
Outstanding	314	-	314	223

NOTE N – CURRENCY POSITION

The Corporation conducts its operations for its loans, time deposits and securities and borrowings in multiple currencies. The Corporation's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. The Corporation's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, the Corporation carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings.

The following table summarizes the Corporation's exposure in major currencies at June 30, 2003 and June 30, 2002 (US$ millions):

	June 30, 2003					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 9,142	$ 2,695	$ 1,009	$ 112	$ -	$ 12,958
Securities purchased under resale agreements	4,046	-	-	-	-	4,046
Loans disbursed and outstanding	7,977	907	27	318	13	9,242
Equity investments disbursed and outstanding	-	-	-	2,760	-	2,760
Total investments	7,977	907	27	3,078	13	12,002
Reserve against losses	(2,398)	(185)	(4)	(38)	-	(2,625)
Net investments	5,579	722	23	3,040	13	9,377
Derivative assets	3,810	1,409	4,148	4,418	(12,051)	1,734
Receivables and other assets	3,082	198	87	61	-	3,428
Total assets	$ 25,659	$ 5,024	$ 5,267	$ 7,631	$ (12,038)	$ 31,543
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 2,675	$ 378	$ -	$ -	$ -	$ 3,053
Borrowings	7,369	1,048	3,821	4,329	748	17,315
Derivative liabilities	9,054	3,308	1,373	436	(12,907)	1,264
Payables and other liabilities	2,756	176	79	111	-	3,122
Total liabilities	$ 21,854	$ 4,910	$ 5,273	$ 4,876	$ (12,159)	$ 24,754

NOTES TO FINANCIAL STATEMENTS

	June 30, 2002					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 12,988	$ 2,176	$ 1,074	$ 123	$ -	$ 16,361
Securities purchased under resale agreements	563	-	-	-	-	563
Loans disbursed and outstanding	7,155	654	35	174	15	8,033
Equity investments disbursed and outstanding	-	-	-	2,702	(1)	2,701
Total investments	7,155	654	35	2,876	14	10,734
Reserve against losses	(2,584)	(157)	(8)	(22)	-	(2,771)
Net investments	4,571	497	27	2,854	14	7,963
Derivative assets	3,980	1,743	3,472	4,720	(12,838)	1,077
Receivables and other assets	1,429	126	72	148	-	1,775
Total assets	$ 23,531	$ 4,542	$ 4,645	$ 7,845	$ (12,824)	$ 27,739
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 1,826	$ 109	$ -	$ -	$ -	$ 1,935
Borrowings	7,293	1,610	3,142	4,644	(108)	16,581
Derivative liabilities	10,076	2,623	1,441	317	(12,881)	1,576
Payables and other liabilities	1,028	108	64	143	-	1,343
Total liabilities	$ 20,223	$ 4,450	$ 4,647	$ 5,104	$ (12,989)	$ 21,435

NOTE O – SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. The treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, "Summary of Significant Accounting and Related Policies."

An analysis of the Corporation's major components of income and expense by business segment for the years ended June 30, 2003, 2002 and 2001 is given below (US$ millions):

	2003			2002			2001		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest income	$ 477	$ 318	$ 795	$ 547	$ 493	$ 1,040	$ 732	$ 773	$ 1,505
Charges on borrowings	(79)	(147)	(226)	(151)	(287)	(438)	(403)	(558)	(961)
Net gains and losses on trading activities	-	157	157	-	31	31	-	87	87
Income from equity investments	195	-	195	428	-	428	222	-	222
Provision for losses	(98)	-	(98)	(657)	-	(657)	(402)	-	(402)
Service fees	51	-	51	40	-	40	41	-	41
Administrative expenses	(326)	(6)	(332)	(321)	(6)	(327)	(299)	(5)	(304)
Other noninterest income and expense	(14)	-	(14)	44	-	44	53	-	53
Operating income (loss)	**206**	**322**	**528**	**(70)**	**231**	**161**	**(56)**	**297**	**241**
Unrealized gains and losses on financial instruments	(2)	(39)	(41)	(18)	72	54	12	92	104
Net income (loss)	$ 204	$ 283	$ 487	$ (88)	$ 303	$ 215	$ (44)	$ 389	$ 345

During the year ended June 30, 2003, the Corporation changed its method of allocating certain costs among business units within the Corporation. Segment disclosures for the years ended June 30, 2002 and June 30, 2001 have been restated to be consistent with the new allocation method. Geographical segment data in respect of client services are disclosed in Note C, and are not relevant in respect of treasury services.

NOTES TO FINANCIAL STATEMENTS

NOTE P – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

Net cost from the SRP allocated to the Corporation for the year ended June 30, 2003 was $15 million ($36 million - year ended June 30, 2002; $50 million - year ended June 30, 2001). The portion of the cost for the RSBP and the PEBP attributable to the Corporation for the fiscal year ended June 30, 2003 was $9 million ($5 million - year ended June 30, 2002; $3 million - year ended June 30, 2001).

In addition, at June 30, 2003 $277 million was receivable by the Corporation from IBRD ($286 million - June 30, 2002), representing the accumulated excess of its contributions to pension and other postretirement benefit assets over its allocated net periodic pension and other postretirement benefit cost.

NOTE Q – SERVICE AND SUPPORT PAYMENTS

The Corporation obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies and insurance. Payments for these services are made by the Corporation to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to the Corporation for the year ended June 30, 2003, were $19 million, unchanged from years ended June 30, 2002 and June 30, 2001.

NOTE R – REORGANIZATION COSTS

On March 8, 2002 the Corporation adopted a Strategic Directions Paper articulating its strategic priorities, being: frontier markets; high impact sectors; and support for small to medium sized enterprises. To achieve these strategic priorities, in late March, the Corporation began a major internal reorganization planning exercise designed to sharpen the focus on the needs of the Corporation's clients, strengthen developmental impact, increase the volume of high quality assets, and provide counter-cyclical support in countries affected by volatility in capital flows. Details and particulars of the reorganization plan were finalized and announced during the quarter ended June 30, 2002. The plan involved staff reductions, field office closings and reorganizations, and a headquarters reorganization which was substantially concluded during the year ending June 30, 2003.

The Corporation charged $13 million associated with the reorganization, included in administrative expenses in the income statement for the year ended June 30, 2002. The charge primarily represented costs associated with termination benefits (including outplacement consulting, job search assistance, training, medical insurance plan contributions, severance payments and related tax allowances) for 115 staff identified for separation as of June 30, 2002 and an additional amount, less than $1 million, associated with various field office closures and reorganizations. Actual expenses paid during the year ended June 30, 2003 and June 30, 2002 totaled $11 million. $1 million of the original accrual is expected to be paid in the year ending June 30, 2004. As a result, the original accrual has been revised downwards by $1 million.

NOTE S – TRUST FUNDS

The Corporation uses the services of IBRD to administer funds on behalf of donors which are restricted for specific uses, including technical assistance, feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the Corporation's assets. The responsibilities of the Corporation are to arrange for services generally not otherwise provided by it including full project implementation and procurement of goods and services. The distribution of Trust Fund assets by executing agent is as follows (US$ millions):

	June 30, 2003		June 30, 2002	
	Total fiduciary assets	Number of active funds	Total fiduciary assets	Number of active funds
Executed by the Corporation	$ 167	592	$ 131	568
Executed by the recipient	-	2	-	3
Total	$ 167	594	$ 131	571

NOTE T – CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition or results of operations.

Information Statement

International Finance Corporation


IFC
INTERNATIONAL FINANCE CORPORATION

No person is authorized to give any information or to make any representation not contained in this Information Statement, or any prospectus, information memorandum or offering circular, or related offering document. Any information or representation not contained herein must not be relied upon as having been authorized by the Corporation or by any dealer, underwriter or agent of the Corporation. Neither this Information Statement nor any such prospectus, information memorandum or offering circular, or related offering document, constitutes an offer to sell or solicitation of an offer to buy Securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements, Note A—Summary of Significant Accounting and Related Policies, Translation of Currencies and (2) all information in this Information Statement is given as of June 30, 2003.

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